As filed with the Securities and Exchange Commission on October 5, 2023.

Registration No: 333-271822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

FORM S-4/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OMNILIT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	6770	87-0816957
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

OmniLit Acquisition Corp.

1111 Lincoln Road, Suite 500

Miami, FL 33139

(786) 750-2820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Al Kapoor

Chief Executive Officer

OmniLit Acquisition Corp.

1111 Lincoln Road, Suite 500

Miami Beach, FL 33139

(786) 750-2820

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Carl Marcellino		Christopher Rodi
Christopher Capuzzi		Woods Oviatt Gilman LLP
Ropes & Gray LLP		1900 Bauch & Lomb Place
1211 Avenue of the Americas		Rochester, NY 14604
New York, NY 10036-8704		Tel: (585) 987-2800
Tel: (212) 596-9000		Fax: (585) 454-3968
Fax: (212) 596-9090

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company Emerging growth company	☒ ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2023

PROXY STATEMENT FOR

ANNUAL AND SPECIAL MEETING OF STOCKHOLDERS OF

OMNILIT ACQUISITION CORP.

PROSPECTUS FOR

68,513,687 SHARES OF COMMON STOCK OF OMNILIT ACQUISITION CORP., WHICH WILL BE RENAMED “SYNTEC OPTICS HOLDINGS, INC.”

IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

The board of directors (the “Board”) of OmniLit Acquisition Corp., a Delaware corporation (“OmniLit”, “we”, “our” or the “Company”), and the special committee of independent directors (the “Special Committee”) have unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated May 9, 2023, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Optics Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of OmniLit (“Merger Sub”), and Syntec Optics, Inc., a Delaware corporation (“Syntec Optics”), a copy of which is attached to this proxy statement/prospectus as Annex A. As used in this proxy statement/prospectus, “Syntec Optics Holdings, Inc.” (“New Syntec Optics”) refers to OmniLit after giving effect to the Business Combination. As described in this proxy statement/ prospectus, OmniLit’s stockholders are being asked to consider a vote upon the Business Combination, among other items.

Since the Company’s IPO on November 12, 2021, optics- and photonics-focused OmniLit issued one Indication of Interest (“IOI”), issued and pursued seven Letters of Intent, signed two Letters of Intent for a potential merger, and signed and entered into one Business Combination Agreement with Syntec Optics. Unlike the seven previously considered merger candidates, a business combination with Syntec Optics was not conditioned on any cash at close, due to (i) Syntec Optics having positive aggregate cash flow for over two decades, (ii) Syntec Optics stockholders having previously invested capital in resources that are now available for organic growth, and (iii) there being no cash at close distribution requirement (for the avoidance of doubt, meaning no cash distribution to Syntec Optics stockholders) at Closing to Syntec Optics stockholders (the “Closing”).

Syntec Optics was formed more than two decades ago from the aggregation of three advanced manufacturing companies (Wordingham Machine Co., Inc., Rochester Tool and Mold, Inc. and Syntec Technologies, Inc.) that were started in the 1980s. In 2000, Syntec Technologies, Inc created the “doing business as” name of Syntec Optics and the aforementioned three companies operated under common control. Rochester Tool and Mold, Inc. became a wholly owned subsidiary of Syntec Technologies, Inc. in 2000. In 2018 Wordingham Machine Co. Inc became a wholly owned subsidiary. The three companies legally merged in December 2022 as Syntec Optics, Inc. Syntec Optics’ mission is to provide a U.S.-based scalable unifying platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offers doctors technology tools for patient care, and delivers photonics-enabled consumer precision.

Syntec Optics serves the end-markets of defense, biomedical, and consumer, and we believe these well-established markets together to be acyclical based upon the demonstrated consistency of revenue even in times of economic headwinds. We believe the consistency of revenues over the past decade of operations, independent of the trends of the general economy, and the mission-critical nature of our product offerings, are our bases that these markets are acyclical. Syntec Optics offers low cost and low weight in head mounted equipment for US defense. Reduction of weight is very important for the well-being of soldiers. Syntec Optics’ added biocompatibility is critical for biomedical applications, and its overall precision plays a role in consumer safety and efficiency. Syntec Optics has created a competitive advantage through advanced manufacturing and vertical and horizontal integration, and it participates mostly in mission critical applications that have long product cycles. Syntec Optics plans to further consolidate the fragmented photonics industry by expanding our portfolio of our existing, U.S.-based, advanced manufacturing processes of making thin-film coated glass, crystal, or polymer components and their housings, which are ultimately assembled into high-performance hybrid electro-optics sub-systems. By doing so, Syntec Optics plans to grow to the new end markets of communications and sensing. The anticipated timeline of entering the communications end market is 2023, as Syntec Optics has been prototyping products during Q1 and Q2 and anticipates entering the production phase by the latter half of the year. Syntec Optics is currently engaged as a supplier for a U.S. Department of Commerce’s National Institute of Standards and Technology (NIST) funded research and development project for the sensing end market.

In connection with the Business Combination, outstanding units, shares and warrants of OmniLit will be automatically canceled and extinguished and converted into shares and warrants of New Syntec Optics that are expected to be listed on Nasdaq under the new ticker symbols “OPTX” and “OPTXW,” in each case in accordance with the terms of the Business Combination Agreement. The consummation of the Business Combination is contingent upon approval from Nasdaq of the listing of the common stock and warrants, and these conditions are not waivable.

As a result of and upon the Closing, among other things, all shares of Syntec Optics common stock outstanding as of immediately prior to the Closing, will be cancelled in exchange for the right to receive shares of New Syntec Optics common stock. Based on Syntec Optics’ outstanding shares as of December 31, 2022, at Closing, approximately 31,600,000 Class A shares of the Aggregate Merger Consideration will be issued to holders of outstanding Syntec Optics common stock.

This proxy statement/prospectus relates to the registration of 68,513,687 shares of New Syntec Optics common stock which includes (i) 37,739,716 shares of New Syntec Optics common stock, (ii) 2,000,000 shares of New Syntec Optics common stock which may be issued as Performance-based Earnout RSU Shares (as defined below) or incentive equity grants for the management team of New Syntec Optics, (iii) 26,000,000 shares for New Syntec Optics common stock which may be issued as Contingent Earnout RSU Shares (as defined below) for stockholders of Syntec Optics (together with the Earnout RSU Shares, the “Earnout Shares”), in each case, as further described in the section entitled “Proposal No. 1 — The Business Combination Proposal”, and (iv) 2,773,971 shares of New Syntec Optics common stock which may be issued as Incentive Plan Shares (as defined below), in each case, as further described in the section entitled “Proposal No. 4 — The Incentive Plan Proposal.”

In the first three years following the Business Combination, the management team of New Syntec Optics, will have the right to receive, subject to achieving specified milestones, up to an aggregate of 2,000,000 additional shares of New Syntec Optics common stock, which are to be issued as restricted stock units or incentive equity grants. These performance-based earnout shares and Earnout RSUs would be received, or vest based on achieving the following performance thresholds following the Closing: one-half upon achieving performance targets based on 2024 audited financial statements, and the other one-half upon achieving performance targets based on the 2025 audited financial statement (such shares, together, the “Performance-based Earnout Shares”). The Sponsor and its affiliates are not eligible to receive Performance-based Earnout Shares. In addition, Stockholders of Syntec Optics will have the right to receive, subject to achieving specified milestones, up to an aggregate of 26,000,000 additional shares of New Syntec Optics Common Stock contingent upon achieving certain stock trading price thresholds within five years of closing (such shares, together, the “Contingent Earnout Shares”). An affiliate of the Sponsor, Mr. Kapoor, is the majority stockholder of Syntec Optics, and is eligible to receive up to 23,114,000 Contingent Earnout Shares, with an implied estimated value $158.8 million.

When you consider the recommendation of these proposals by the OmniLit Board, you should keep in mind that the Sponsor and OmniLit’s directors and executive officers have interests in the business combination that are different from, or in addition to, OmniLit stockholders, including that Al Kapoor, OmniLit’s Chief Executive Officer and Chairman, is the Chairman and majority stockholder of Syntec Optics. An affiliate of the Sponsor, Mr. Kapoor, has an 88.9% ownership percentage of Syntec Optics worth an approximate interest of $280.9 million. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. As of December 31, 2022, a total of 4,791,667 shares of OmniLit’s common stock are owned by the Sponsor, OmniLit’s directors and executive officers, and signees of Non-Redemption Agreements in connection with the special meeting held on December 21, 2022 (“2022 Special Meeting”). The Non-Redemption Agreements in connection to the 2022 Special Meeting do not prevent the signees from redeeming their Class A shares in connection with the Business Combination.

It is anticipated that upon completion of the Business Combination, and assuming no redemptions by OmniLit public stockholders, OmniLit’s public stockholders will retain an ownership interest of approximately 4% of New Syntec Optics, the Sponsor, officers, directors and other affiliates will own approximately 12% of New Syntec Optics, and the Syntec Optics stockholders will own approximately 84% (excluding the 26,000,000 Contingent Earnout Shares) of New Syntec Optics. These levels of ownership interest: (a) exclude the impact of the redemption of OmniLit public shares on the funds in OmniLit’s trust account, (b) assume that no shares are issued pursuant to the New Syntec Optics 2023 Incentive Plan and (c) assume no exercise of OmniLit public warrants and OmniLit private placement warrants.

Upon the consummation of the business combination, New Syntec Optics will be a “controlled company” within the meaning of the Nasdaq corporate governance rules because it is expected that Mr. Kapoor will beneficially own more than 50% of the total voting power of all issued and outstanding New Syntec Optics Class A Shares immediately following the consummation of the Business Combination. Under the Nasdaq corporate governance rules, New Syntec Optics may elect not to comply with certain corporate governance rules, including the requirements (1) that a majority of the New Syntec Optics’ Board must consist of independent directors, (2) that New Syntec’s director nominees must be selected or recommended to the Board solely by independent directors or by a nominations committee that is comprised entirely of independent directors and (3) that the New Syntec Optics’ Board must have a compensation committee that is comprised entirely of independent directors.

The Sponsor and its affiliates have provided the entirety of the at-risk capital, which as of June 30, 2023, was approximately $6.2 million. The Sponsor and its affiliates currently hold 4,791,667 Founder Shares, with an estimated implied value of $47.9 million at $10.00 per share, 6,201,750 private warrants, with an estimated implied value of $0.3 million. As of June 30, 2023, the Sponsor and its affiliates have a loan extended to OmniLit in the amount of $694,941. There are no other fees due, nor out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement.

OmniLit’s units, common stock and public warrants are currently listed on the Nasdaq Global Market (the “Nasdaq”) under the symbols “OLITU,” “OLIT” and “OLITW,” respectively. On January 24, 2022, each of OmniLit’s units were able to be separated into its components consisting of one share of OmniLit common stock and one-half of one public warrant to purchase one share of OmniLit common stock.

This proxy statement/prospectus provides stockholders of OmniLit with detailed information about the proposed business combination and other matters to be considered at the annual meeting of OmniLit. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. In particular, when you consider the recommendation regarding the proposals by the OmniLit Board of Directors, you should keep in mind that the Sponsor and OmniLit’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, OmniLit stockholders. For instance, the Sponsor and OmniLit’s officers and directors will benefit from the completion of the business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidating OmniLit. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 41 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/ PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated October 5, 2023, and is first being mailed to OmniLit’s stockholders on or about October 9, 2023.

HOW TO OBTAIN ADDITIONAL INFORMATION

The proxy statement/prospectus incorporates important business and financial information about OmniLit that is not included within or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by OmniLit with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor:

Colonial Stock Transfer Co, Inc.

7840 S 700 E

Sandy, UT 84070

Tel.: (801) 355-5740

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than October 26, 2023. Please be sure to include your complete name and address in your request. Please see “Where You Can Find Additional Information” to find out where you can find more information about OmniLit and Syntec Optics. You should rely only on the information contained in the proxy statement/prospectus in deciding how to vote on the Business Combination. Neither OmniLit nor Syntec Optics has authorized anyone to give any information or to make any representations other than those contained in the proxy statement/prospectus. Do not rely upon any information or representations made outside of the proxy statement/prospectus. The information contained in the proxy statement/prospectus may change after the date of the proxy statement/prospectus. Do not assume after the date of the proxy statement/prospectus that the information contained in the proxy statement/prospectus is still correct.

OMNILIT ACQUISITION CORP.

1111 LINCOLN STREET, SUITE 500 MIAMI BEACH, FL 33139

Dear OmniLit Acquisition Corp. Stockholders,

On behalf of the board of directors (the “OmniLit Board”) and the special committee of the OmniLit Board (the “Special Committee”) of OmniLit Acquisition Corp., a Delaware corporation (“OmniLit”, “we” or “our”), we cordially invite you to an annual and special meeting (the “annual meeting”) of stockholders of OmniLit, which will be held on October 31, 2023. The annual meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the annual meeting by visiting https://www.colonialstock.com/omnilitacquisition and entering your control number as further explained in the accompanying proxy statement/prospectus.

The OmniLit Board and Special Committee have unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated May 9, 2023, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OmniLit, Optics Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of OmniLit (“Merger Sub”), and Syntec Optics, Inc., a Delaware corporation (“Syntec Optics”), a copy of which is attached to this proxy statement/prospectus as Annex A.

Since the Company’s IPO on November 12, 2021, optics- and photonics-focused OmniLit issued one Indication of Interest (“IOI”), issued and pursued seven Letters of Intent, signed two Letters of Intent for a potential merger, and signed and entered into one Business Combination Agreement with Syntec Optics. Unlike the seven previously considered merger candidates, a business combination with Syntec Optics was not conditioned on any cash at the closing of the Business Combination (the “Closing”), due to (i) Syntec Optics having had positive aggregate cash flow for over two decades, (ii) Syntec Optics’ stockholders having previously invested capital in resources that are now available for organic growth, and (iii) Syntec Optics’ stockholders having no distribution requirements at the Closing.

Syntec Optics was formed more than two decades ago from an aggregation of three advanced manufacturing companies that were started in the 1980s (Wordingham Machine Co., Inc., Rochester Tool and Mold, Inc., and Syntec Technologies, Inc.). Syntec Optics’ mission is to provide a U.S.-based scalable unifying platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offers doctors technology tools for patient care, and delivers photonics enabled consumer precision. Syntec Optics serves the end-markets of defense, biomedical, and consumer, and we believe these well-established markets together to be acyclical because Syntec Optics has had positive aggregate cash flow for the past decade in spite of economic downturns. We believe the consistency of revenues over the past decade of operations, independent of the trends of the general economy, and the mission-critical nature of our product offerings, are our bases that these markets are acyclical. Syntec Optics has created competitive advantage through advanced manufacturing and vertical and horizontal integration, and it participates in mission critical applications that have long product cycles. Syntec Optics is expanding into new end-markets like communications and sensing.

Syntec Optics is an affiliate of the Sponsor. Al Kapoor, who serves as OmniLit’s Chief Executive Officer and Chairman and as the Sponsor’s Manager, is the Chairman and majority stockholder of Syntec Optics. In accordance with our prospectus for the IPO dated November 12, 2021, the Benchmark Company, LLC, an independent investment banking firm that is a member of FINRA, has confirmed that the consideration to be paid in the business combination is fair to OmniLit’s unaffiliated stockholders from a financial point of view.

As described in this proxy statement/prospectus, OmniLit’s stockholders are being asked to consider a vote upon the Business Combination, among other items. As used in this proxy statement/prospectus, “New Syntec Optics” refers to OmniLit after giving effect to the Business Combination.

On the Closing Date, Merger Sub will merge with and into Syntec Optics (the “Merger”), with Syntec Optics as the surviving corporation in the Merger and, after giving effect to the Merger, Syntec Optics will be a wholly owned subsidiary of OmniLit (the time that the Merger becomes effective being referred to as the “Effective Time”).

As a result of and upon the Closing, among other things, all shares of Syntec Optics common stock outstanding as of immediately prior to the Closing, will be cancelled in exchange for the right to receive shares of New Syntec Optics common stock. Based on Syntec Optics’ outstanding shares as of December 31, 2022, at Closing, approximately 31,600,000 Class A shares of the Aggregate Merger Consideration will be issued to holders of outstanding Syntec Optics common stock. As a result of and upon the Closing, among other things, all shares of Syntec Optics common stock outstanding as of immediately prior to the Closing, will be cancelled in exchange for the right to receive shares of New Syntec Optics common stock. Based on Syntec Optics’ outstanding shares as of December 31, 2022, at Closing, approximately 31,600,000 shares of the Aggregate Merger Consideration will be issued to holders of outstanding Syntec Optics common stock. These shares will be designated as Class A common stock.

This proxy statement/prospectus relates to the registration of 68,513,687 shares of New Syntec Optics common stock which includes (i) 37,739,716 shares of New Syntec Optics common stock, (ii) 2,000,000 shares of New Syntec Optics common stock which may be issued as Performance-based Earnout RSU Shares or incentive equity grants for the management team of New Syntec Optics (as defined below) (iii) 26,000,000 shares for New Syntec Optics common stock which may be issued as Contingent Earnout RSU Shares to stockholders of Syntec Optics (as defined below), in each case, as further described in the section entitled “Proposal No. 1 — The Business Combination Proposal”, and (iv) 2,773,971 shares of New Syntec Optics common stock which may be issued as 2023 Incentive Plan Shares (as defined below), in each case, as further described in the section entitled “Proposal No. 4 — The Incentive Plan Proposal.”

In the first three years following the Business Combination, the management team of New Syntec Optics, will have the right to receive, subject to achieving specified milestones, up to an aggregate of 2,000,000 additional shares of New Syntec Optics common stock in two halves: one-half upon achieving revenue of $75 million and adjusted EBITDA of $22.6 million based on 2024 audited financial statements, and the other one-half at achieving revenue of $196 million and adjusted EBITDA of $50.6 million based on the 2025 audited financial statement (such shares, together, the “Performance-based Earnout Shares”). Stockholders of Syntec Optics will have the right to receive, subject to achieving specified milestones, up to an aggregate of 26,000,000 additional shares of New Syntec Optics common stock contingent upon New Syntec Optics Common Stock achieving certain stock trading price thresholds. An affiliate of the Sponsor, Mr. Kapoor, is the majority stockholder of Syntec Optics, and is eligible to receive up to 23,114,000 Contingent Earnout Shares, with an implied estimated value $158.8 million.

At the annual meeting, OmniLit stockholders will be asked to consider and vote upon:

(1) Proposal No. 1 — To consider and vote upon a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in the accompanying proxy statement/prospectus — we refer to this proposal as the “Business Combination Proposal”;

(2) Proposal No. 2 — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal is approved, the second amended and restated certificate of incorporation of OmniLit in the form attached hereto as Annex B (the “second amended and restated certificate of incorporation”) — we refer to this proposal as the “Charter Proposal”;

(3) Proposal No. 3 — To consider and vote upon a proposal, for purposes of complying with the applicable Nasdaq rules, to approve the issuance of shares of OmniLit’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout RSUs, assuming the Business Combination Proposal and the Charter Proposal are approved, for purposes of complying with the applicable Nasdaq rules — we refer to this proposal as the “Nasdaq Proposal”;

(4) Proposal No. 4 — To consider and vote on a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal are approved, for purposes of complying with the applicable Nasdaq rules, the OmniLit Combination 2023 Equity Incentive Plan (the “2023 Incentive Plan”) — we refer to this proposal as the “Incentive Plan Proposal.” A copy of the 2023 Incentive Plan is attached to the accompanying proxy statement/ prospectus as Annex F;

(5) Proposal No. 5 — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved, the Syntec Optics, Inc. 2023 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve under the ESPP — we refer to this proposal as the “ESPP Proposal”;

(6) Proposal No. 6 — To consider and vote upon a proposal to elect seven (7) directors who will serve as directors of New Syntec Optics until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal — we refer to this proposal as the “Director Election Proposal”; and

(7) Proposal No. 7 — To consider and vote upon a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal or the Director Election Proposal — we refer to this proposal as the “Adjournment Proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of OmniLit common stock at the close of business on October 6, 2023 are entitled to notice of the annual meeting and to vote and have their votes counted at the annual meeting and any adjournments or postponements thereof.

After careful consideration, the OmniLit Board and Special Committee of Independent Directors (the “Special Committee”) has determined that the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal are fair to and in the best interests of OmniLit and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the OmniLit Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of OmniLit stockholders generally, including that Al Kapoor, OmniLit’s Chief Executive Officer and Chairman, is the Chairman and majority stockholder of Syntec Optics. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The OmniLit Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the OmniLit stockholders that they vote in favor of the proposals presented at the annual meeting.

As of December 31, 2022, a total of 4,791,667 shares of OmniLit’s common stock are owned by the Sponsor, OmniLit’s directors and executive officers, and signees of Non-Redemption Agreements in connection with the special meeting held on December 21, 2022 (“2022 Special Meeting”). The Non-Redemption Agreements in connection to the 2022 Special Meeting do not prevent the signees from redeeming their Class A shares in connection with the Business Combination.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

All OmniLit stockholders are cordially invited to virtually attend the annual meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the annual meeting (or any adjournment or postponement thereof). To ensure your representation at the annual meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the annual meeting and vote, obtain a proxy from your broker or bank.

OmniLit’s units, common stock and public warrants are currently listed on Nasdaq Capital Market (the “Nasdaq”) under the symbols “OLITU,” “OLIT” and “OLITW,” respectively. OmniLit will apply for listing, to be effective at the time of the Business Combination, of New Syntec Optics common stock and public warrants on Nasdaq under the proposed symbols “OPTX” and “OPTXW,” respectively. The consummation of the Business Combination is contingent upon approval from Nasdaq of the listing of the common stock and warrants, and these conditions are not waivable. It is a condition of the consummation of the Business Combination that OmniLit receive confirmation from Nasdaq that New Syntec Optics has been conditionally approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that OmniLit will obtain such confirmation from Nasdaq.

Pursuant to OmniLit’s current certificate of incorporation, a holder of public shares may demand that OmniLit redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that OmniLit redeem their shares for cash no later than the second business day prior to the originally scheduled vote on the Business Combination Proposal by delivering their stock to the Transfer Agent prior to the vote at the meeting. If the Business Combination is not completed, these shares will not be redeemed. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the Transfer Agent in order to validly redeem his, her or its shares. If a holder of public shares properly demands redemption and votes for or against the Business Combination Proposal, OmniLit will redeem each public share for a full pro rata portion of the trust account (as defined in the accompanying proxy statement/prospectus), calculated as of two business days prior to the consummation of the Business Combination.

OmniLit is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

The accompanying proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the annual meeting of OmniLit’s stockholders. We encourage you to carefully read the entire document, including the Annexes attached thereto. You should also carefully consider the risk factors described in section entitled “Risk Factors” beginning on page 41.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the annual meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

The transactions described in the accompanying proxy statement/prospectus have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the merits or fairness of the Business Combination or related transactions, or passed upon the accuracy or adequacy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Al Kapoor
Chairman of the Board of Directors

October 5, 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST TENDER YOUR SHARES TO OMNILIT’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE ORIGINALLY SCHEDULED VOTE ON THE BUSINESS COMBINATION PROPOSAL AT THE ANNUAL MEETING. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY HIMSELF, HERSELF OR ITSELF IN WRITING AS A BENEFICIAL OWNER AND PROVIDE HIS, HER OR ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO OMNILIT’S TRANSFER AGENT IN ORDER TO VALIDLY REDEEM HIS, HER OR ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO OMNILIT’S TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “ANNUAL MEETING OF OMNILIT STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

The accompanying proxy statement/prospectus is dated October 5, 2023 and is first being mailed to OmniLit stockholders on or about October 9, 2023.

OMNILIT ACQUISITION CORP.

1111 LINCOLN ROAD, SUITE 500

MIAMI BEACH, FL 33139

NOTICE OF

ANNUAL AND SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 31, 2023

TO THE STOCKHOLDERS OF OMNILIT ACQUISITION CORP.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “annual meeting”) of stockholders of OmniLit Acquisition Corp., a Delaware corporation (“OmniLit”, “we” or “our”), will be held on October 31, 2023. The annual meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the annual meeting by visiting https://www.colonialstock.com/omnilitacquisition and entering your control number as further explained in the accompanying proxy statement/prospectus.

On behalf of OmniLit’s board of directors (the “OmniLit Board”), you are cordially invited to attend the annual meeting, to conduct the following business items:

(1) Proposal No. 1 — To consider and vote upon a proposal to approve the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated May 9, 2023, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OmniLit, Optics Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of OmniLit (“Merger Sub”), and Syntec Optics Inc., a Delaware corporation (“Syntec Optics”), a copy of which is attached to this proxy statement/prospectus as Annex A, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement/prospectus — we refer to this proposal as the “Business Combination Proposal”;

(2) Proposal No. 2 — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal is approved, the second amended and restated certificate of incorporation of OmniLit in the form attached hereto as Annex B (the “second amended and restated certificate of incorporation”) — we refer to this proposal as the “Charter Proposal”;

(3) Proposal No. 3 — To consider and vote upon a proposal, for purposes of complying with the applicable Nasdaq rules, to approve the issuance of shares of OmniLit’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration and, the Earnout Shares, assuming the Business Combination Proposal and the Charter Proposal are approved, for purposes of complying with the applicable Nasdaq rules — we refer to this proposal as the “Nasdaq Proposal”;

(4) Proposal No. 4 — To consider and vote on a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Approval are approved, for purposes of complying with the applicable Nasdaq rules, the New Syntec Optics 2023 Incentive Plan (the “2023 Incentive Plan”) — we refer to this proposal as the “Incentive Plan Proposal.” A copy of the 2023 Incentive Plan is attached to the accompanying proxy statement/ prospectus as Annex F;

(5) Proposal No. 5 — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved, the New Syntec Optics Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve under the ESPP — we refer to this proposal as the “ESPP Proposal”;

(6) Proposal No. 6 — To consider and vote upon a proposal to elect seven (7) directors who will serve as directors of New Syntec Optics until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal — we refer to this proposal as the “Director Election Proposal”; and

(7) Proposal No. 7 — To consider and vote upon a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal — we refer to this proposal as the “Adjournment Proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of OmniLit common stock at the close of business on October 6, 2023 are entitled to notice of the annual meeting and to vote and have their votes counted at the annual meeting and any adjournments or postponements thereof.

After careful consideration, the OmniLit Board and the Special Committee have determined that the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal are fair to and in the best interests of OmniLit and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the OmniLit Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of OmniLit stockholders generally, including that Al Kapoor, OmniLit’s Chief Executive Officer and Chairman, is the Chairman and majority stockholder of Syntec Optics. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The OmniLit Board and the Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the OmniLit stockholders that they vote in favor of the proposals presented at the annual meeting.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

At the Effective Time, each OmniLit Class A Share that is outstanding immediately before the Effective Time (other than treasury shares) will be automatically canceled and extinguished and converted into one New Syntec Optics Common Share and each warrant to purchase OmniLit Class A Shares (the “OmniLit Warrants”) that are outstanding immediately before the Effective Time will be converted automatically into the right to acquire New Syntec Optics Common Shares on the terms and subject to the conditions set forth in the Warrant Agreement, dated as of November 8, 2021, by and between OmniLit and the Continental Stock Transfer & Trust Company.

As of December 31, 2022, there was approximately $14 million in the Trust Account, which OmniLit intends to use for the purposes of consummating the Business Combination and to pay $500,000 in deferred underwriting commissions to the underwriters of OmniLit’s initial public offering. Each redemption of OmniLit Class A Shares by its public stockholders will decrease the amount in the Trust Account. OmniLit will not consummate the Business Combination if the redemption of OmniLit Class A Shares would result in OmniLit’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule) immediately prior to or upon the consummation of the Business Combination.

All OmniLit stockholders are cordially invited to virtually attend the annual meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the annual meeting (or any adjournment or postponement thereof). To ensure your representation at the annual meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the annual meeting and vote, obtain a proxy from your broker or bank.

OmniLit’s units, common stock and public warrants are currently listed on Nasdaq Capital Market (the “Nasdaq”) under the symbols “OLITU,” “OLIT” and “OLITW,” respectively. OmniLit will apply for listing, to be effective at the time of the Business Combination, of New Syntec Optics common stock and public warrants on Nasdaq under the proposed symbols “OPTX” and “OPTXW,” respectively. The consummation of the Business Combination is contingent upon approval from Nasdaq of the listing of the common stock and warrants, and these conditions are not waivable. It is a condition of the consummation of the Business Combination that OmniLit receive confirmation from Nasdaq that New Syntec Optics has been conditionally approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that OmniLit will obtain such confirmation from Nasdaq.

Pursuant to OmniLit’s current certificate of incorporation, a holder of public shares may demand that OmniLit redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that OmniLit redeem their shares for cash no later than the second business day prior to the originally scheduled vote on the Business Combination Proposal by delivering their stock to OmniLit’s transfer agent prior to the vote at the meeting. If the Business Combination is not completed, these shares will not be redeemed. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to OmniLit’s transfer agent in order to validly redeem his, her or its shares. If a holder of public shares properly demands redemption and votes for or against the Business Combination Proposal, OmniLit will redeem each public share for a full pro rata portion of the trust account (as defined in the accompanying proxy statement/prospectus), calculated as of two business days prior to the consummation of the business combination.

Upon the consummation of the business combination, New Syntec Optics will be a “controlled company” within the meaning of the Nasdaq corporate governance rules because it is expected that Mr. Kapoor will beneficially own more than 50% of the total voting power of all issued and outstanding New Syntec Optics Class A Shares immediately following the consummation of the Business Combination. Under the Nasdaq corporate governance rules, New Syntec may elect not to comply with certain corporate governance rules, including the requirements (1) that a majority of the New Syntec’s board of directors must consist of independent directors, (2) New Syntec’s director nominees must be selected or recommended to the board of directors solely by independent directors or by a nominations committee that is comprised entirely of independent directors and (3) that the New Syntec Optics’ Board must have a compensation committee that is comprised entirely of independent directors.

All OmniLit stockholders are cordially invited to virtually attend the annual meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the annual meeting (or any adjournment or postponement thereof). To ensure your representation at the annual meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the annual meeting and vote, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the annual meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Al Kapoor
Chairman of the Board of Directors

October 5, 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE OMNILIT REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO OMNILIT’S TRANSFER AGENT AT LEAST TWO

(2) BUSINESS DAYS PRIOR TO THE ORIGINALLY SCHEDULED VOTE ON THE BUSINESS COMBINATION PROPOSAL AT THE ANNUAL MEETING. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY HIMSELF, HERSELF OR ITSELF IN WRITING AS A BENEFICIAL OWNER AND PROVIDE HIS, HER OR ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO OMNILIT’S TRANSFER AGENT IN ORDER TO VALIDLY REDEEM HIS, HER OR ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO OMNILIT’S TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “ANNUAL MEETING OF OMNILIT STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

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ANNEXES

A	Agreement and Plan of Merger, dated as of May 9, 2023, by and among OmniLit Acquisition Corp., Optics Merger Sub, Inc. 9, and Syntec Optics, Inc.

B	Form of Second Amended and Restated Certificate of Incorporation of OmniLit Acquisition Corp.

C	Form of Amended and Restated Bylaws of OmniLit Acquisition Corp.

D	Form of Amended and Restated Registration Rights Agreement

E	Sponsor Support Agreement, dated as of May 9, 2023, by and among OmniLit Acquisition Corp., and OmniLit Sponsor, LLC

F	Form of Syntec Optics Holdings, Inc.’s 2023 Equity Incentive Plan

G	Form of Syntec Optics Holdings, Inc.’s 2023 ESPP

H	Opinion of The Benchmark Company, LLC

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FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement or the context otherwise requires, references to:

“2023 Incentive Plan” are to the 2023 Equity Incentive Plan to be adopted by Syntec Optics prior to the Closing;

“Aggregate Fully Diluted Company Common Shares” are to, without duplication, (a) the aggregate number of shares of Syntec Optics, Inc. Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (after giving effect to the conversion of all shares of preferred stock of the Company to common stock of the Company immediately prior to the Effective Time), (ii) issuable upon, or subject to, the settlement of Company options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, or (iii) subject to restricted stock awards (whether or not then vested) that are outstanding immediately prior to the Effective Time, minus (b) the Treasury Shares outstanding immediately prior to the Effective Time, if any; provided that the calculation of Aggregate Fully Diluted Company Common Shares shall not include any shares of Company Common Stock subject to Company options or restricted stock awards that are first granted after the date of this Agreement, unless (x) the Company had, on or prior to the date of this Agreement, committed in writing to grant such Company options or restricted stock awards and (y) the holder of such promised Company options or restricted stock awards commences employment with the Company on or prior to the date of this Agreement;

“Aggregate Merger Consideration” are to (i) $325,000,000, minus (ii) the Syntec Optics Net Debt Amount, each calculated as set forth in the Company Certificate or, if applicable, the Revised Company Certificate;

“Business Combination” are to the Merger, together with the other transactions contemplated by the Business Combination Agreement and the related agreements;

“Business Combination Agreement” are to that certain Agreement and Plan of Merger, dated as of May 9, 2023, by and among OmniLit, Optics Merger Sub, Inc., and Syntec Optics, as it may be amended, supplemented or otherwise modified from time to time;

“Change of control” are to any transaction or series of transactions (a) following which any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind (each of the foregoing, a “Person”) or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than New Syntec Optics, the Surviving Corporation or any of their respective subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in New Syntec Optics, the Surviving Corporation or any of their respective subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the New Syntec Optics Board or the Surviving Corporation immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of New Syntec Optics, the Surviving Corporation or any of their respective subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of New Syntec Optics or the Surviving Corporation to any Person;

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“Charter Amendment” means the amendment filed with the Secretary of State of the State of Delaware on December 21, 2022, to provide OmniLit’s officers, directors, and initial stockholders (collectively, the “Insiders”) the ability to extend the date by which OmniLit must complete a business combination up to November 12, 2023.

“Closing” are to the consummation of the Business Combination;

“Closing Date” are to the date on which the Business Combination is consummated;

“Completion window” are to the period following the completion of the OmniLit IPO at the end of which, if OmniLit has not completed an initial business combination, it will redeem 100% of the public shares at a per share price, payable in cash, equal to (a) the aggregate amount then on deposit in the trust account, including interest earned and not previously released to us for OmniLit’s working capital requirements as well as to pay OmniLit’s taxes, divided by (b) the number of then-outstanding public shares, subject to applicable law and certain conditions. The completion window ends on November 12, 2023;

“DGCL” are to the Delaware General Corporation Law, as amended;

“Current certificate of incorporation” are to OmniLit’s amended and restated certificate of incorporation in effect as of the date of this proxy statement;

“Earnout Performance-based Consideration” or “Performance-based Earnout Shares” are to the additional 2,000,000 shares of New Syntec Optics common stock that may be issued to the New Syntec Optics management teams;

“Earnout Contingent Consideration” or “Contingent Earnout Shares” are to the additional 26,000,000 shares of New Syntec Optics common stock that may be issued to the Syntec Optics stockholders;

“Effective Time” are to the date and time at which the Merger becomes effective in accordance with the terms of the Business Combination Agreement;

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“Exchange Ratio” means a fraction equal to (i) (a) the Aggregate Merger Consideration divided by (b) ten dollars ($10.00), divided by (ii) the Aggregate Fully Diluted Syntec Optics Common Shares as calculated pursuant to the definition of “Aggregate Fully Diluted Company Common Shares” herein and set forth in the Company Certificate or, if applicable, the Revised Company Certificate;

“Founder Shares” are to shares of OmniLit common stock held by the Sponsor, OmniLit’s directors, affiliates of OmniLit’s management team, and signees of Non-Redemption Agreements in connection with the 2022 Special Meeting;

“Financial Advisor” are to The Benchmark Company, LLC (“Benchmark”), an independent investment banking firm that is a member of FINRA, who conducted a Fairness Opinion evaluation for the purposes of the OmniLit Special Committee of Independent Directors;

“Insiders” are to OmniLit’s officers, directors, initial stockholders, and Sponsor;

“Investment Management Trust Agreement” are to the Investment Management Trust Agreement, dated as of November 8, 2021, by and between OmniLit and Continental Stock Transfer & Trust Company;

“Merger” are to the merger of Merger Sub with and into Syntec Optics with Syntec Optics Holdings, Inc. being the surviving company in the merger;

“Merger Sub” are to Optics Merger Sub Inc., a Delaware corporation;

“Minimum Cash Balance After Fees” are to cash held by New Syntec Optics after payment of Syntec Optics Transaction Expenses and deferred underwriter and other fees from the OmniLit IPO;

“OmniLit” are to OmniLit Acquisition Corp., a Delaware corporation;

“OmniLit common stock” are, prior to consummation of the Business Combination, to OmniLit common stock, par value $0.0001 per share, and, following consummation of the Business Combination, to the common stock, par value $0.0001 per share, of New Syntec Optics;

“OmniLit IPO” are to the initial public offering by OmniLit, which closed on November 12, 2021;

“OmniLit Organizational Documents” are to the bylaws and certificate of incorporation of OmniLit, each as amended;

“OmniLit unit” are to the units of OmniLit sold as part of the OmniLit IPO;

“OmniLit Transaction Expenses” are to the following out-of-pocket fees and expenses paid or payable by OmniLit or its affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (including any deferred or unpaid underwriting commissions and other fees relating to OmniLit’s initial public offering), (b) fifty percent (50%) of the filing fees incurred in connection with making any filings under Section 8.1 of the Business Combination Agreement, (c) fifty percent (50%) of the filing fees incurred in connection with filing the registration statement, the proxy statement or the proxy statement/registration statement under Section 8.2 of the Business Combination Agreement and the application fees incurred in connection with obtaining Nasdaq approval under Section 7.3 of the Business Combination Agreement, (d) repayment of any amounts outstanding under any Working Capital Loans (as defined in the Business Combination Agreement) and (e) any other fees and expenses as a result of or in connection with the consummation of the transactions contemplated in the Business Combination Agreement, including fees, costs and expenses related to the termination of any Affiliate Agreement (as defined in the Business Combination Agreement);

“Our common stock” are, prior to consummation of the Business Combination, to OmniLit common stock, and, following consummation of the Business Combination, to the common stock, par value $0.0001 per share, of New Syntec Optics;

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“Private warrants” are to OmniLit’s warrants issued to an affiliate of the Sponsor in a private placement simultaneously with the closing of the OmniLit IPO;

“Proxy statement” are to this proxy statement/prospectus;

“Public shares” are to shares of OmniLit common stock sold as part of the units in the OmniLit IPO (whether they were purchased in the OmniLit IPO or thereafter in the open market);

“Public stockholders” are to the holders of OmniLit’s public shares, including the Sponsor and OmniLit’s officers and directors to the extent the Sponsor and OmniLit’s officers or directors purchase public shares, provided that each of their status as a “public stockholder” shall only exist with respect to such public shares;

“Public warrants” are to OmniLit’s warrants sold as part of the units in the OmniLit IPO (whether they were purchased in the OmniLit IPO or thereafter in the open market);

“Purchase Date” are to any trading day on which New Syntec Optics timely delivers written notice to the Equity Facility Investor in accordance with the terms, conditions and limitations of the Equity Facility Definitive Documentation;

“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement, to be dated the Closing Date, by and among New Syntec Optics and the stockholders named therein;

“Sponsor” are to OmniLit Sponsor, LLC, a Delaware limited liability company;

“Sponsor Support Agreement” are to the Sponsor Support Agreement, dated 9, 2023, by and among OmniLit, Syntec Optics, and the Sponsor;

“Surviving Corporation” are to, at and after the Effective Time, Syntec Optics Holdings, Inc., as the surviving corporation of the Merger;

“Syntec Optics” are to Syntec Optics, Inc., a Delaware corporation;

“Syntec Optics Charter” are to the Articles of Incorporation of Syntec Optics, dated December 28, 2022, as amended;

“Syntec Optics common stock” are to a share of Syntec Optics’ common stock, par value $0.01 per share;

“Syntec Optics Conversion Shares” are to the aggregate number of shares of Syntec Optics common stock that are issued and outstanding immediately prior to the Effective Time;

“Syntec Optics Net Debt Amount” means, as calculated immediately prior to the Closing, an amount equal to (i) the aggregate indebtedness for borrowed money of Syntec Optics and its Subsidiaries minus (ii) Cash and Cash Equivalents.

“Syntec Optics stock” are to, collectively, the Syntec Optics common stock and the Syntec Optics preferred stock;

“Syntec Optics Transaction Expenses” are to the following out-of-pocket fees and expenses paid or payable by Syntec Optics or any of its subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby:

(a)	all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) fifty percent (50%) of the filing fees incurred in connection with making any filings under Section 8.1 of the Business Combination Agreement, (c) fifty percent (50%) of the filing fees incurred in connection with filing the registration statement, the proxy statement or the proxy statement/registration statement under Section 8.2 of the Business Combination Agreement and the application fees incurred in connection with obtaining Nasdaq approval under Section 7.3 of the Business Combination Agreement, (d) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by Syntec Optics or any of its subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of Syntec Optics or any of its subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of service), including the employer portion of payroll taxes arising therefrom (but excluding, for clarity, any payments that become payable due to a termination of service following Closing), and (e) any other fees and expenses as a result of or in connection with the consummation of the transactions contemplated in the Business Combination Agreement, including fees, costs and expenses related to the termination of any Affiliate Agreement (as defined in the Business Combination Agreement);

“Trading Day” are to any day on which shares of OmniLit common stock are actually traded on the principal securities exchange or securities market on which shares of OmniLit common stock are then traded;

“Transfer Agent” are to Continental Stock Transfer & Trust Company, OmniLit’s transfer agent;

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“Trust account” are to the trust account of OmniLit that holds the proceeds from the OmniLit IPO;

“Warrants” are to the public warrants and the private warrants; and

“Warrant Agreement” are to the Warrant Agreement (as amended), dated as of November 8, 2021, by and between OmniLit and Continental Stock Transfer & Trust Company.

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals” and “Summary of the Proxy Statement,” summarizes certain information contained in this proxy statement and in the Business Combination Agreement but does not contain all of the information that is important to you. You should carefully read this entire proxy statement, including the attached Annexes, which are incorporated herein by reference, for a more complete understanding of the matters to be considered at the annual meeting. In addition, for definitions used commonly throughout this proxy statement, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

●	OmniLit Acquisition Corp., a Delaware corporation, which we refer to as “OmniLit “we,” “us” or “our,” is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

●	On November 12, 2021, OmniLit consummated its initial public offering of 14,375,000 Class A shares in the trust account, 4,791,677 Class B shares, 7,187,500 public warrants and 6,920,500 Sponsor warrant with a mandatory liquidation date of February 12, 2023. On December 21, 2022, the extension proposal was passed to extend the mandatory liquidation date to November 12, 2023 and 1,348,049 Class A shares were left in the trust after Class A shares redemption rights were exercised. On January 26, 2023, stockholder vote passed a proposal to allow voluntary conversion of Class B shares to Class A shares.

●	Following the consummation of the OmniLit IPO, OmniLit reviewed many business combination opportunities, OmniLit issued one IOI, issued and pursued six letters of intent, and signed two letters of intent for a potential merger. Eventually, OmniLit signed a letter of intent and Business Combination Agreement with the seventh target, Syntec Optics.

●	Syntec Optics, Inc., a Delaware corporation, which we refer to as “Syntec Optics,” is a manufacturer of optics and photonics components and sub-systems that caters to customers in the defense, biomedical and consumer end-markets. See the sections entitled “Information About Syntec Optics,” “Syntec Optics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management of New Syntec Optics After the Business Combination.”

●	OmniLit entered into a Business Combination Agreement with Syntec Optics on May 9, 2023. Subject to the terms of the Business Combination Agreement, the aggregate consideration to be paid to equity holders of Syntec Optics will be equal to the sum of (a) the Aggregate Merger Consideration plus (b) the Earnout Consideration, if any.

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●	It is anticipated that upon completion of the Business Combination and assuming no redemptions by OmniLit public stockholders, OmniLit’s public stockholders will retain an ownership interest of approximately 4% of New Syntec Optics, the Sponsor, officers, directors and other affiliates will own approximately 12% of New Syntec Optics, and the Syntec Optics stockholders will own approximately 84% (excluding the 26,000,000 Contingent Earnout Shares) of New Syntec Optics. These levels of ownership interest: (a) exclude the impact of the redemption of OmniLit public shares of the funds in OmniLit’s trust account, (b) assume that no shares are issued pursuant to the New Syntec Optics 2023 Incentive Plan and (c) assume no exercise of OmniLit public warrants and OmniLit private placement warrants.

●	OmniLit’s management and the OmniLit Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination contemplated thereby, including the Merger. For more information about the reasons that the OmniLit Board considered in determining its recommendation, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.” When you consider the OmniLit Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of OmniLit stockholders generally, including that Al Kapoor, OmniLit’s Chief Executive Officer and Chairman, is the Chairman and majority stockholder of Syntec Optics. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The OmniLit Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the OmniLit stockholders that they vote “FOR” the proposals presented at the annual meeting.

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●	At the annual meeting, OmniLit’s stockholders will be asked to consider and vote on the following proposals:

●	a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in the accompanying proxy statement / prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;

●	a proposal to approve and adopt changes to the certificate of incorporation of OmniLit reflected in the second amended and restated certificate of incorporation of OmniLit in the form attached hereto as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;

●	a proposal to approve, for purposes of complying with the applicable Nasdaq rules, the issuance of shares of OmniLit’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares. Please see the section entitled “Proposal No. 3 — The Nasdaq Proposal”;

●	a proposal to approve and adopt the 2023 Incentive Plan. A copy of the 2023 Incentive Plan is attached to the accompanying proxy statement /prospectus as Annex F. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;

●	a proposal to approve and adopt the ESPP, a copy of which is attached to this proxy statement/ prospectus as Annex G, including the authorization of the initial share reserve under the ESPP. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;

●	a proposal to approve and elect seven (7) directors to the New Syntec Optics board. Please see the section entitled “Proposal No. 6 — The Director Election Proposal”; and

●	a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. Please see the section entitled “Proposal No. 7 — The Adjournment Proposal.”

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement and only briefly address some commonly asked questions about the annual meeting and the proposals to be presented at the annual meeting, including with respect to the proposed business combination. The following questions and answers do not include all the information that is important to OmniLit stockholders. Stockholders are urged to carefully read this entire proxy statement, including the Annexes and the other documents referred to herein, to fully understand the proposed business combination and the voting procedures for the annual meeting.

Q:	Why am I receiving this proxy statement?

A:	OmniLit and Syntec Optics have agreed to a business combination under the terms of the Business Combination Agreement that is described in this proxy statement. A copy of the Business Combination Agreement is attached to this proxy statement as Annex A, and OmniLit encourages its stockholders to read it in its entirety. OmniLit’s stockholders are being asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the transactions contemplated thereby, which, among other things, includes provisions for Merger Sub to be merged with and into Syntec Optics with Syntec Optics being the surviving company in the Business Combination as a wholly-owned subsidiary of OmniLit. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

This proxy statement and its Annexes contain important information about the proposed business combination and the other matters to be acted upon at the annual meeting. You should read this proxy statement and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement and its Annexes.

Q:	When and where is the annual meeting?

A:	The annual meeting will be held on October 31, 2023 at 11:00 Eastern Time. The annual meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the annual meeting by visiting https://www.colonialstock.com/omnilitacquisition and entering your control number as further explained in the accompanying proxy statement/prospectus.

Q:	What are the proposals on which I am being asked to vote at the annual meeting?

A:	The stockholders of OmniLit will be asked to consider and vote on the following proposals at the annual meeting:

1.	a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;

2.	a proposal to approve and adopt changes to the certificate of incorporation of OmniLit reflected in the second amended and restated certificate of incorporation of OmniLit in the form attached hereto as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;

3.	a proposal to approve, for purposes of complying with the applicable Nasdaq rules, the issuance of shares of OmniLit’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares. Please see the section entitled “Proposal No. 3 — The Nasdaq Proposal”;

4.	a proposal to approve and adopt the 2023 Incentive Plan. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;

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5.	a proposal to approve and adopt the ESPP. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;

6.	a proposal to approve and elect seven (7) directors to the New Syntec Optics board. Please see the section entitled “Proposal No. 6 — The Director Election Proposal”; and

7.	a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. Please see the section entitled “Proposal No. 7 — The Adjournment Proposal.”

OmniLit will hold the annual meeting of its stockholders to consider and vote upon these proposals. This proxy statement contains important information about the proposed business combination and the other matters to be acted upon at the annual meeting. Stockholders should read it carefully.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement.

Q:	Why is OmniLit proposing the Business Combination?

A:	OmniLit was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On November 12, 2021, we consummated our IPO of 14,375,000 Units, each Unit consisting of one share of Class A common stock of the Company and one-half of one redeemable warrant, with each whole warrant to purchase one share of Class A common stock for $11.50. The closing included the full exercise of the underwriter’s over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $143,750,000. Imperial Capital and I-Bankers were Joint Book-Running Managers of the offering. The securities sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-260090). The SEC declared the registration statement effective on November 8, 2021.

On November 12, 2021, simultaneously with the consummation of our IPO, in a private placement, we sold to our sponsor, Imperial Capital, LLC, and I-Bankers Securities an aggregate of 6,920,500 private warrants at a price of $1.00 per warrant, generating total proceeds of $6,920,500. The private warrants are identical to the warrants underlying the Units sold in our IPO, except that they: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned, or sold by the holders until 30 days after the completion of our initial business combination; and (ii) will be entitled to registration rights. The private warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. No underwriting discounts or commissions were paid with respect to such securities.

A total of $146,625,000 of the net proceeds from the sale of Units in our IPO and the private warrants in the private placement on November 12, 2021, was placed in a trust account established for the benefit of the Company’s public stockholders maintained by Continental Stock Transfer & Trust Company, acting as trustee, which we refer to as the trust account.

The Joint Book-Running Managers, Imperial Capital and I-Bankers, will receive a deferred fee upon the consummation of the Merger in an amount equal to, in the aggregate, $500,000, an amount reduced from the $5,031,250 listed in the IPO prospectus.

At the 2022 Special Meeting, the Extension Amendment Proposal and the Trust Amendment Proposal were approved, and as a result, OmniLit had the right, and so elected, to extend the Combination Period for an additional nine (9) months or such earlier date as determined by the Board, from February 12, 2023 to November 12, 2023. The purpose of the Extension was to provide the Company more time to complete a Business Combination, which the Board believed was in the best interests of our stockholders. Neither the Sponsor nor the Company were required to deposit additional funds into the trust account in connection with the Extension.

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In connection with the Extension Proposal, stockholders who owned shares of our common stock issued in our IPO (we refer to such stockholders as “public stockholders” and such shares as “public shares”) elected to redeem all or a portion of their public shares. For stockholders who elected to redeem, the redemption for a per-share price, payable in cash, was equal to the aggregate amount then on deposit in the Company’s trust account (the “Trust Account”), including interest (which interest was net of taxes payable), divided by the number of then outstanding public shares. Following the redemption elections, and as of December 21, 2022, there were 1,348,049 shares of Class A common stock, par value $0.0001 per share, issued and outstanding.

Furthermore, in connection with the 2022 Special Meeting, OmniLit and OmniLit Sponsor LLC signed several non-redemption agreements with public stockholders (the “Non-Redemption Agreements”). The Non-Redemption Agreements gave rights and interests to the signees of one OmniLit Founder Share for every 2.3 Class A shares for electing to not redeem these Class A shares in connection with the 2022 Special Meeting. A total of 1,149,982 shares of Class A common stock are subject to the agreements. Such Non-Redemption Agreements in connection to the 2022 Special Meeting do not prevent the signees from redeeming their Class A shares in connection with the Business Combination.

Syntec Optics is a vertically integrated optics and photonics manufacturing company that has a unifying platform for organic and inorganic growth. Syntec Optics uses its proprietary component manufacturing and assembly techniques to sell high-performance mission critical products to original equipment manufacturers (“OEMs”) in defense, biomedical, and consumer end-markets. See the sections entitled “Information About Syntec Optics,” “Syntec Optics’ Management’s Discussion and Analysis of Financial Condition and Result of Operations” and “Management of New Syntec Optics After the Business Combination.”

The OmniLit Board considered the results of the due diligence review of Syntec Optics’ business, including its current prospects for growth in executing upon and achieving its business plan. As a result, OmniLit believes that a business combination with Syntec Optics will provide OmniLit’s stockholders with an opportunity to participate in the ownership of a company with significant growth potential. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The OmniLit Board’s Reasons for Approval of the Business Combination.”

Q:	Why is OmniLit providing stockholders with the opportunity to vote on the Business Combination?

A:	Under our current certificate of incorporation, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing.

Q:	Why is OmniLit proposing the Nasdaq Proposal?

A:	Assuming a $10.00 share price, we may issue up to an aggregate of 68,513,687 shares of OmniLit common stock, representing up to approximately 10.1 times of the shares of common stock outstanding on the date of this proxy statement, in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, and the Earnout Shares. Nasdaq Listing Rule 5635(a) requires stockholder approval of certain transactions that result in the issuance of 20% or more of a company’s outstanding voting power or shares of common stock outstanding before the issuance of stock or securities. Because we may issue 20% or more of our outstanding voting power and outstanding common stock in connection with the Business Combination, we are required to obtain stockholder approval of such issuances pursuant to the Nasdaq Listing Rules. The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal at the annual meeting.

Q:	What will happen in the Business Combination?

A:	Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, OmniLit will merge with Syntec Optics in a transaction we refer to as the Business Combination.

At the Closing, among other things, Optics Merger Sub will merge with and into Syntec Optics with Syntec Optics Holdings, Inc. being the surviving company in the Merger as a wholly-owned subsidiary of OmniLit. As a result of the Merger, at the Closing, OmniLit will own 100% of the outstanding common stock of Syntec Optics and each share of common stock of Syntec Optics will have been cancelled and converted into the right to receive a portion of the Merger consideration.

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Q:	Following the Business Combination, will OmniLit’s securities continue to trade on a stock exchange?

A:	Yes. We intend to apply to continue the listing of New Syntec Optics’ common stock and public warrants on Nasdaq. In connection with the Business Combination, OmniLit will change its name to Syntec Optics Holdings, Inc. and its common stock and warrants will begin trading on Nasdaq under the symbols “OPTX” and “OPTXW”, respectively. As a result, our publicly traded units will separate into the component securities upon consummation of the Business Combination and will no longer trade as a separate security.

Q:	How will the holders of OmniLit’s units be impacted by the Business Combination?

A:	As part of the OmniLit IPO and the underwriters’ exercise of their over-allotment option, OmniLit issued 14,375,000 units, each consisting of one share of common stock and one-half of one warrant to purchase one share of common stock, which currently trade on Nasdaq under the symbol “OLITU”. As of the consummation of the Business Combination, OmniLit’s outstanding units will be mandatorily separated into their component parts — one share of common stock and one-half of one warrant to purchase one share of common stock — and the units will cease trading. As a result, following the Business Combination each unitholder’s account, in lieu of units, will reflect ownership of the number of shares of common stock and warrants underlying such holder’s units. If any unitholder would, upon such separation, be entitled to receive a fractional interest in a warrant, the number of warrants the holder will be entitled to receive will be rounded down to the nearest whole number of warrants.

Q:	How will the Business Combination impact the shares of OmniLit outstanding after the Business Combination?

A:	Additional shares of New Syntec Optics common stock may be issuable in the future as a result of the issuance of additional shares that are not currently outstanding, including issuance of shares of New Syntec Optics common stock upon exercise of the warrants (including the OmniLit public warrants, OmniLit private warrants, Performance-based Earnout Shares, and Contingent Earnout Shares). The issuance and sale of such shares in the public market could adversely impact the market price of New Syntec Optics common stock, even if its business is doing well.

Q:	Will the management of Syntec Optics change in the Business Combination?

A:	Upon consummation of the Business Combination, it is expected that the current directors and officers of Syntec Optics will continue as directors and officers of New Syntec Optics. Additionally, Robert O. Nelson II will assume the role of Chief Financial Officer and director of New Syntec Optics and multiple directors (Albert A. Manzone, Wally Bishop, and Brent Rosenthal) will be added to the New Syntec Optics’ Board.

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Q:	What are the interests of OmniLit’s directors and officers in the Business Combination?

A:	In considering the recommendation of the OmniLit Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, those of OmniLit stockholders generally. In particular:

●	None of OmniLit’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

●	Each of OmniLit’s officers and directors presently has, and any of them in the future may have additional fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.

●

Mr. Kapoor is the Chairman of the Sponsor and the Chief Executive Officer of OmniLit. Syntec Optics is an affiliate of Mr. Kapoor as he is the Chairman of the Board of Directors and the majority stockholder of Syntec Optics.

It is anticipated that upon completion of the Business Combination, certain of OmniLit’s directors and officers will serve as directors and officers of New Syntec Optics. In particular, Al Kapoor, OmniLit’s Chairman and Chief Executive Officer, is expected to serve as Chairman of New Syntec Optics; Robert O. Nelson, II, OmniLit’s Chief Financial Officer, is expected to serve as Chief Financial Officer of New Syntec Optics, and OmniLit directors Wally Bishop, Brent Rosenthal and Albert Manzone are expected to serve as directors of New Syntec Optics.

●	It is anticipated that upon completion of the Business Combination and assuming no redemptions by OmniLit public stockholders, OmniLit’s public stockholders will retain an ownership interest of approximately 4% of New Syntec Optics, the Sponsor, officers, directors and other affiliates will own approximately 12% of New Syntec Optics, and the Syntec Optics stockholders will own approximately 84% (excluding the 26,000,000 Contingent Earnout Shares) of New Syntec Optics. Mr. Kapoor will own approximately 81% of the New Syntec Optics Common Stock following the Business Combination, which represents a majority ownership of New Syntec Optics. This ownership level is based upon his interests in both OmniLit Sponsor LLC and Syntec Optics, Inc.

●	If the Business Combination or another business combination is not consummated by November 12, 2023 (unless this deadline is extended pursuant to OmniLit’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), OmniLit will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Imperial Capital would also not be entitled to receive the deferred fees as described in the IPO prospectus in such an event.

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●	If OmniLit is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances for ensuring that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by OmniLit for services rendered or contracted for or products sold to OmniLit. If OmniLit consummates an initial business combination, on the other hand, OmniLit will be liable for all such claims.

●	OmniLit’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on OmniLit’s behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2023, no out-of-pocket expenses have been incurred by OmniLit’s officers, directors, and their affiliates in connection with such activities, and we estimate there to be no out-of-pocket expenses in the future. There are currently no limitations to such reimbursement expenses. However, if OmniLit fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, OmniLit may not be able to reimburse these expenses if the Business Combination or another initial business combination, is not completed within the completion window.

●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.

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●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the OmniLit IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Syntec Optics common stock trades below the price paid for the units in the OmniLit IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.

●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating OmniLit.

●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.

Q:	What interests do Syntec Optics’ current officers and directors have in the Business Combination?

A:	Syntec Optics’ Chairman and majority stockholder, Al Kapoor serves as OmniLit’s Chief Executive Officer and Chairman and the Chief Executive Officer of our Sponsor. No other officers and directors of Syntec Optics have interests in the Business Combination that are different from, or in addition to, those of Syntec Optics stockholders generally.

Q:	What equity stake will current stockholders of OmniLit and Syntec Optics hold in the New Syntec Optics after the closing?

A:	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by OmniLit public stockholders, OmniLit’s public stockholders will retain an ownership interest of approximately 4% of New Syntec Optics, the Sponsor, officers, directors and other holders of Founder Shares will retain an ownership interest of approximately 12% of New Syntec Optics, and the Syntec Optics stockholders will own approximately 84% (excluding the 26,000,000 Contingent Earnout Shares) of New Syntec Optics. These levels of ownership interest: (a) exclude the impact of the redemption of 1,348,049 OmniLit ordinary shares in connection with the Charter Amendment and assume that no additional OmniLit public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the OmniLit trust account, (b) assume that no shares are issued pursuant to the New Syntec Optics 2023 Incentive Plan, and (c) assume no exercise of OmniLit public warrants and OmniLit private placement warrants. See the section entitled “Proposal No. 4 — The Incentive Plan Proposal” for additional information on the Syntec Optics Incentive. If the facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Syntec Optics stockholders will be different.

The following table illustrates varying ownership levels in New Syntec Optics, assuming consummation of the Business Combination and minimum redemptions by OmniLit public stockholders, 10% redemption by OmniLit public stockholders, 50% redemption by OmniLit public stockholders, 75% redemption by OmniLit public stockholders and the maximum redemptions by OmniLit public stockholders:

	Minimum Redemptions(1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		78% Redemption(14)%		Maximum Redemption(5)%

Syntec Optics existing stockholders(6)(7)	31,600,000	83.73%	31,600,000	84.03%	31,600,000	85.25%	31,600,000	86.04%	31,600,000	86.13%	31,600,000	86.83%
OmniLit existing public stockholders(8)(9)	1,348,049	3.57%	1,213,244	3.23%	674,025	1.82%	337,012	0.92%	296,571	0.81%	0	0.00%
SPAC Sponsor(10)	4,791,667	12.70%	4,791,667	12.74%	4,791,667	12.93%	4,791,667	13.05%	4,791,667	13.06%	4,791,667	13.17%
Pro forma Common Stock(11)	37,739,716	100.00%	37,604,911	100.00%	37,065,692	100.00%	36,728,679	100.00%	36,688,238	100.00%	36,391,667	100.00%

Implied Value per Share(13)	$12.97		$12.98		$13.01		$13.04		$13.04		$13.06
Effective Underwriting Commission (12)	3.6%		4.0%		7.3%		14.5%		16.53%		N/A

(1)	Assumes that no additional OmniLit public stock is redeemed.
(2)	Assumes that additional 10% OmniLit public stock is redeemed.
(3)	Assumes that additional 50% OmniLit public stock is redeemed.
(4)	Assumes that additional 75% OmniLit public stock is redeemed.
(5)	Assumes that additional 100% OmniLit public stock is redeemed.
(6)	Excludes 2,000,000 Performance-based Earnout Shares for management teams, and assumes that no shares are issued pursuant to the Syntec Optics Incentive Plan and the 2023 Plan.
(7)	Excludes 26,000,000 Contingent Earnout Shares for Syntec Optics current Stockholders
(8)	Excludes 7,187,500 shares of Common Stock underlying the Public Warrants.
(9)	Reflects the redemption of 13,026,951 public shares in connection with the Charter Amendment.
(10)	(i) Excludes 6,920,500 shares of Common Stock underlying the Private Warrants, (ii) includes shares in connection with Non-Redemption Agreements signed with the 2022 Special Meeting.
(11)	Includes Syntec Optics existing stockholders, OmniLit existing public stockholders, and SPAC Sponsor shares.
(12)	Calculated using total underwriting commissions of $500,000 for each level of redemption and by dividing such underwriting commissions by cash proceeds received from the Trust Account net of any redemption amounts.
(13)	Assumes (i) a fully distributed enterprise value of $327,147,100 of New Syntec Optics upon consummation of the Business Combination, (ii) $14 million of funds in the Trust Account less any redemption amounts and $3 million of transaction expenses , and (iii) the cash exercise of all 7,187,500 warrants to be issued upon the exchange of outstanding public warrants and 6,920,500 private placement warrants held by Sponsor at a strike price of $11.50 (all of which will remain outstanding after consummation of the Business Combination regardless of redemption levels).
(14)	Represents the maximum redemption scenario of 78% to ensure sufficient cash held in trust to meet estimated transaction costs of $3.0 million

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The following table illustrates varying ownership levels in New Syntec Optics, assuming consummation of the Business Combination and minimum redemptions by OmniLit public stockholders, 10% redemption by OmniLit public stockholders, 50% redemption by OmniLit public stockholders, 75% redemption by OmniLit public stockholders and the maximum redemptions by OmniLit public stockholders:

	Minimum Redemptions(1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		78% Redemption(15)%		Maximum Redemption(5)%

Syntec Optics existing stockholders(6)(7)	31,600,000	83.73%	31,600,000	84.03%	31,600,000	85.25%	31,600,000	86.04%	31,600,000	86.13%	31,600,000	86.83%
OmniLit existing public stockholders(8)(9)	1,348,049	3.57%	1,213,244	3.23%	674,025	1.82%	337,012	0.92%	296,571	0.81%	0	0.00%
SPAC Sponsor(10)	4,791,667	12.70%	4,791,667	12.74%	4,791,667	12.93%	4,791,667	13.05%	4,791,667	13.06%	4,791,667	13.17%
Pro forma Common Stock(11)	37,739,716	100.00%	37,604,911	100.00%	37,065,692	100.00%	36,728,679	100.00%	36,688,238	100.00%	36,391,667	100.00%
Potential sources of dilution:
Performance-based Earnout Shares	2,000,000		2,000,000		2,000,000		2,000,000		2,000,000		2,000,000
Contingent Earnout Shares	26,000,000		26,000,000		26,000,000		26,000,000		26,000,000		26,000,000
Public Warrants	7,187,500		7,187,500		7,187,500		7,187,500		7,187,500		7,187,500
Private Warrants	6,920,500		6,920,500		6,920,500		6,920,500		6,920,500		6,920,500
Employee Incentive Pool	2,773,971		2,773,971		2,773,971		2,773,971		2,773,971		2,773,971
Employee Stock Purchase Plan	1,000,000		1,000,000		1,000,000		1,000,000		1,000,000		1,000,000

Implied Value per Share (13)	$12.97		$12.98		$13.01		$13.04		$13.04		$13.06
Fully Diluted Implied Value per Share (14)	$7.44		$7.44		$7.41		$7.40		$7.39		$7.38
Effective Underwriting Commission (12)	3.6%		4.0%		7.3%		14.5%		16.5%		N/A

(1)	Assumes that no additional OmniLit public stock is redeemed.
(2)	Assumes that additional 10% OmniLit public stock is redeemed.
(3)	Assumes that additional 50% OmniLit public stock is redeemed.
(4)	Assumes that additional 75% OmniLit public stock is redeemed.
(5)	Assumes that additional 100% OmniLit public stock is redeemed.
(6)	Excludes 2,000,000 Performance-based Earnout Shares for management teams, and assumes that no shares are issued pursuant to the Syntec Optics Incentive Plan and the 2023 Plan.
(7)	Excludes 26,000,000 Contingent Earnout Shares for Syntec Optics current Stockholders
(8)	Excludes 7,187,500 shares of Common Stock underlying the Public Warrants.
(9)	Reflects the redemption of 13,026,951 public shares in connection with the Charter Amendment.
(10)	(i) Excludes 6,920,500 shares of Common Stock underlying the Private Warrants, (ii) includes shares in connection with Non-Redemption Agreements signed with the 2022 Special Meeting.
(11)	Includes Syntec Optics existing stockholders, OmniLit existing public stockholders, and SPAC Sponsor shares.
(12)	Calculated using total underwriting commissions of $500,000 for each level of redemption and by dividing such underwriting commissions by cash proceeds received from the Trust Account net of any redemption amounts.
(13)	Assumes (i) a fully distributed enterprise value of $327,147,100 of New Syntec Optics upon consummation of the Business Combination, (ii) $14 million of funds in the Trust Account less any redemption amounts and $3 million of transaction expenses , and (iii) the cash exercise of all 7,187,500 warrants to be issued upon the exchange of outstanding public warrants and 6,920,500 private placement warrants held by Sponsor at a strike price of $11.50 (all of which will remain outstanding after consummation of the Business Combination regardless of redemption levels).
(14)	Assumes (i) a fully distributed enterprise value of $327,147,100 of New Syntec Optics upon consummation of the Business Combination, (ii) $14 million of funds in the Trust Account less any redemption amounts and $3 million of transaction expenses , and (iii) the cash exercise of all 7,187,500 warrants to be issued upon the exchange of outstanding public warrants and 6,920,500 private placement warrants held by Sponsor at a strike price of $11.50 (all of which will remain outstanding after consummation of the Business Combination regardless of redemption levels) ,and (iv) issuance of all of the 2,000,000 Performance Based Earnout Shares and all of the 26,000,000 Contingent Earnout Shares.
(15)	Represents the maximum redemption scenario of 78% to ensure sufficient cash held in trust to meet estimated transaction costs of $3.0 million

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Q:	Will OmniLit obtain new financing in connection with the Business Combination?

A:	OmniLit may obtain new financing in connection with the Business Combination.

Q:	What conditions must be satisfied to complete the Business Combination?

A:	There are several closing conditions in the Business Combination Agreement, including the approval of the Business Combination Proposal by the OmniLit stockholders, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.”

Q:	What happens if I sell my shares of OmniLit common stock before the annual meeting?

A:	The record date for the annual meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of OmniLit common stock after the record date, but before the annual meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the annual meeting. However, you will not be able to seek redemption of your shares of OmniLit common stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of OmniLit common stock prior to the record date, you will have no right to vote those shares at the annual meeting or redeem those shares for a pro rata portion of the proceeds held in our trust account.

Q:	What constitutes a quorum at the annual meeting?

A:	A majority of the voting power of all issued and outstanding shares of common stock entitled to vote as of the record date at the annual meeting must be present in person, via the virtual meeting platform, or represented by proxy, at the annual meeting to constitute a quorum and in order to conduct business at the annual meeting. Abstentions will be counted as present for the purpose of determining a quorum. As of the record date for the annual meeting, assuming holders of our Founder Shares are present at the meeting, no shares of our common stock would be required to be present at the annual meeting to achieve a quorum.

Q:	What vote is required to approve the proposals presented at the annual meeting?

A:	The approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of holders of the majority of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, an OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting on the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal and the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposals.

The approval of the Director Election Proposal requires the vote by a plurality of the shares of the Common Stock present at the annual meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, an OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting on the Director Election Proposal will have no effect on the vote for this proposal.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of OmniLit’s outstanding shares of common stock. Accordingly, if a valid quorum is established, an OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting on the Charter Proposal will have the same effect as a vote “AGAINST” such proposal.

The Sponsor and OmniLit’s independent directors have agreed to vote all the Founder Shares and any public shares they may hold in favor of all the proposals being presented at the special meeting. As of the Record Date, the Sponsor an OmniLit’s independent directors own approximately 78% of the issued and outstanding Common Stock.

Q:	How many votes do I have at the annual meeting?

A:	Our stockholders are entitled to one vote on each proposal presented at the annual meeting for each share of common stock held of record as of October 6, 2023, the record date for the annual meeting. As of the close of business on the record date, there were 5,348,049 outstanding shares of OmniLit common stock and 4,791,667 outstanding Founders Shares.

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Q:	Did the Special Committee obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?

A:	Yes. Due to Mr. Kapoor’s majority ownership of Syntec Optics, the Special Committee obtained a fairness opinion from The Benchmark Company, LLC (“Benchmark”) as its financial advisor in connection with the Business Combination. In connection with this engagement, the Special Committee requested that Benchmark evaluate the fairness, from a financial point of view, to OmniLit’s unaffiliated stockholders of the consideration to be paid by OmniLit in the Business Combination. Benchmark delivered a written fairness opinion to the OmniLit Board dated May 9, 2023, in which it concluded that, as of such date and based upon and subject to the assumptions made, scope of analysis considered, matters evaluated and other qualifications and limitations set forth therein, the consideration to be paid by OmniLit in the Business Combination was fair to OmniLit’s unaffiliated stockholders from a financial point of view. OmniLit agreed to pay Benchmark a non-contingent, fixed fee of $300,000 as compensation for the delivery of the fairness opinion. See the section of this proxy statement/prospectus entitled “Opinion of Special Committee’s Financial Advisor.”

In connection with the updated financial projections provided to OmniLit on August 31, 2023, the OmniLit Board, based on its review and analysis of the Updated Projections (as defined in the section of this proxy statement/prospectus entitled “Background of the Business Combination”), determined that the Updated Projections would not alter the conclusion reached by The Benchmark Company in its fairness opinion because the ascribed enterprise value of $325 million was still within the implied value range when considering the Updated Projections and appears on the lower end of the value range. Therefore, the OmniLit Board determined not to request The Benchmark Company to update its fairness opinion to reflect the Updated Projections.

Q:	Do I have redemption rights?

A:	If you are a holder of public shares, you have the right to demand that OmniLit redeem such shares for a pro rata portion of the cash held in OmniLit’s trust account. We sometimes refer to these rights to demand redemption of the public shares as “redemption rights.”

Notwithstanding the foregoing, a holder of public shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Under OmniLit’s current certificate of incorporation, the Business Combination may be consummated only if OmniLit has at least $5,000,001 of net tangible assets immediately prior to or upon the consummation of the Business Combination, after giving effect to all holders of public shares that properly demand redemption of their shares for cash.

Q:	How do I exercise my redemption rights?

A:	If you are a holder of public shares and wish to exercise your redemption rights, you must demand that OmniLit redeem your shares in cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to the Transfer Agent physically or electronically using the Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the annual meeting. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the trust account (which, for illustrative purposes, was approximately $13,857,943, or approximately $10.28 per share, as of March 10, 2023). Such amount, less any owed but unpaid taxes on the funds in the trust account, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of OmniLit’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the annual meeting. If you deliver your shares for redemption to the Transfer Agent and later decide prior to the annual meeting not to elect redemption, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the annual meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the annual meeting.

If a holder of public shares properly demands their shares be redeemed as described above, then, if the Business Combination is consummated, OmniLit will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of OmniLit common stock for cash.

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Q:	Do I have appraisal rights if I object to the proposed business combination?

A:	Neither OmniLit stockholders nor its unit or warrant holders, solely in their capacity as unit or warrant holders, have appraisal rights in connection with the Business Combination under the DGCL.

Please see the section entitled “Appraisal Rights and Dissenter’s Rights” for additional information.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:	The net proceeds of the OmniLit IPO and its related transactions (including the exercise of the underwriters’ overallotment option), a total of $143,750,000, were placed in the trust account immediately following the OmniLit IPO and such related transactions. Following the 2022 Special Meeting, approximately $14 million remained in the trust as a result of public stockholders electing to exercise their redemption rights. A further portion of the funds in the trust account may be used to pay holders of the public shares who exercise redemption rights prior to the consummation of the Business Combination. After the consummation of the Business Combination, the funds in the trust account will be released to the Company and used to pay fees and expenses incurred in connection with the Business Combination and for working capital purposes of New Syntec Optics.

Please see the section entitled “Proposal No. 1 — The Business Combination — Sources and Uses for the Business Combination” for additional information.

Q:	What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:	OmniLit’s public stockholders may vote in favor of the Business Combination Proposal and still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. Notwithstanding the foregoing, under OmniLit’s current certificate of incorporation, the Business Combination may be consummated only if OmniLit has at least $5,000,001 of net tangible assets immediately prior to or upon the consummation of the Business Combination after giving effect to all redemptions by holders of public shares that properly demand redemption of their shares for cash.

Q:	What happens if the Business Combination is not consummated?

A:	If OmniLit does not complete the Business Combination with Syntec Optics for whatever reason, OmniLit would search for another target business with which to complete an initial business combination. If OmniLit does not complete a business combination with Syntec Optics or another target business by November 12, 2023, OmniLit must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to (a) the aggregate amount then on deposit in the trust account, including interest earned and not previously released to us for OmniLit’s working capital requirements as well as to pay OmniLit’s taxes, divided by (b) the number of then-outstanding public shares, subject to applicable law and certain conditions. Pursuant to a letter agreement among OmniLit, the Sponsor and the Insiders in connection with the OmniLit IPO, the Sponsor and the Insiders have no redemption rights in the event an initial business combination is not consummated in the completion window and, accordingly, their Founder Shares will be worthless.

Additionally, in the event of such liquidation, there will be no distribution with respect to OmniLit’s outstanding warrants. Accordingly, the warrants will be worthless.

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Q:	How do the Sponsor and Insiders intend to vote on the proposals?

A:	The Sponsor and the Insiders collectively own of record and are entitled to vote an aggregate of approximately 78% of the outstanding shares of OmniLit common stock as of the record date. The Sponsor and the Insiders have agreed to vote any Founder Shares held by them as of the record date in favor of the Business Combination. The Sponsor and Insiders may have interests in the Business Combination that may conflict with your interests as a stockholder. See the sections entitled “Summary of the Proxy Statement — Interests of Certain Persons in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Q:	What are the factors that the OmniLit Board and the Special Committee considered when determining to enter into the Business Combination Agreement and its rationale for approving the transactions?

A:	The OmniLit Board and the Special Committee considered a number of factors that are generally supportive of the Business Combination, including, without limitation, Syntec Optics’ development of vertically integrated optics and photonics manufacturing capabilities over two decades, their unifying platform for consolidation of industry knowledge, their proprietary knowledge of advanced manufacturing of hybrid optics systems that can reduce weight and cost for soldiers in harms-way, patient care, and consumer safety and entertainment and, the fairness opinion of The Benchmark Company, LLC. The OmniLit Board and the Special Committee also considered a variety of uncertainties and risks, including, without limitation, the possibility that the potential benefits of the Business Combination may not be achieved and, the potential conflicts of OmniLit’s directors and officers in the Business Combination. The OmniLit Board and the Special Committee concluded that the potential benefits outweighed the potentially negative factors and therefore recommends the approval of the Business Combination. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The OmniLit Board’s Reasons for Approval of the Business Combination.”

Q:	When do you expect the Business Combination to be completed?

A:	It is currently anticipated that the Business Combination will be consummated promptly following the annual meeting which is set for October 31, 2023, subject to the satisfaction of customary closing conditions; however, such meeting could be postponed or adjourned, as described above. For a description of the conditions to the completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing.”

Q:	What do I need to do now?

A:	OmniLit urges you to read carefully and consider the information contained in this proxy statement, including the Annexes, and to consider how the Business Combination will affect you as a stockholder, unit holder and/or warrant holder of OmniLit. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card, or, if you hold your shares through a brokerage firm, bank, or other nominee, on the voting instruction form provided by the broker, bank or other nominee.

Q:	How do I vote?

A:	The annual meeting will be held at 11:00 am Eastern Time, on October 31, 2023.

If you are a holder of record of OmniLit common stock on October 6, 2023, the record date for the meeting, you may submit your proxy in any of the follow ways:

●	use the toll-free number shown on your proxy card;

●	visit the website shown on your proxy card to vote via the Internet; or

●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

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If you are a OmniLit stockholder of record as of the record date , you may also cast your vote virtually at the annual meeting.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or obtain a proxy from your broker, bank or nominee.

Q:	If I am not going to attend the annual meeting virtually, should I submit my proxy card instead?

A:	Yes. Whether you plan to attend the annual meeting or not, please read the enclosed proxy statement carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the stockholders at the annual meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the annual meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the annual meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	How will a broker non-vote impact the results of each proposal?

A:	Broker non-votes will count as a vote “AGAINST” the Charter Proposal but will not have any effect on the outcome of any other proposals.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. Stockholders of record may send a later dated, signed proxy card to the Transfer Agent at the address set forth at the end of this section so that it is received prior to the vote at the annual meeting or attend the annual meeting and vote. Stockholders also may revoke their proxy by sending a notice of revocation to the Transfer Agent, which must be received prior to the vote at the annual meeting.

Q:	What happens if I fail to take any action with respect to the annual meeting?

A:	If you fail to take any action with respect to the annual meeting and the Business Combination is approved by stockholders, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement. If you fail to take any action with respect to the annual meeting and the Business Combination is not approved, we will not consummate the Business Combination.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the annual meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:	Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your OmniLit common stock.

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Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

OmniLit Acquisition Corp.

1111 Lincoln Rd Suite 500

Miami Beach, FL

33139

Tel: (786) 750-2820

You may also contact the proxy solicitor for OmniLit at:

Colonial Stock Transfer Co, Inc.

7840 S 700 E

Sandy, UT

84070

Tel.: (801) 355-5740

To obtain timely delivery, our stockholders must request any additional materials no later than five business days prior to the annual meeting. You may also obtain additional information about OmniLit from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your stock (either physically or electronically) to the Transfer Agent at the address below no later than the second business day prior to the originally scheduled date of the annual meeting. See the section entitled “Annual meeting of OmniLit Stockholders — Redemption Rights.”

If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	The OmniLit Board is soliciting your proxy to vote your shares of OmniLit common stock on all matters scheduled to come before the annual meeting. We will pay the cost of soliciting proxies for the annual meeting. We have engaged Colonial Stock Transfer Co, Inc. to assist in the solicitation of proxies for the annual meeting. We will pay Colonial Stock Transfer Co, Inc. a fee of approximately $5,000. We will reimburse Colonial Stock Transfer Co, Inc. for reasonable out-of-pocket expenses and will indemnify Colonial Stock Transfer Co, Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of OmniLit common stock for their expenses in forwarding soliciting materials to beneficial owners of OmniLit common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of warrants). For a more complete discussion of U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “U.S. Federal Income Tax Considerations.”

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SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this proxy statement and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the annual meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Annexes and other documents referred to herein. The Business Combination Agreement is the legal document that governs the Business Combination. It is also described in detail in this proxy statement in the section entitled “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement.”

Unless otherwise specified, all share calculations (a) exclude the impact of the shares of OmniLit common stock underlying warrants, (b) assume that no OmniLit public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in OmniLit’s trust account and (c) assume that no shares are issued pursuant to the 2023 Incentive Plan.

The Parties

OmniLit is a blank check company formed under the laws of Delaware on May 20, 2021. OmniLit was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On May 20, 2021, our sponsor purchased 4,312,500 founder shares. On September 27, 2021, our sponsor forfeited 718,750 shares for no consideration. On November 1, 2021, we effected a 1 1/3-to-1 forward stock split on our founder shares and as a result our sponsor owns 4,791,667 shares for an aggregate purchase price of $25,000, or approximately $0.005 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 25% of the outstanding shares upon completion of our IPO. The founder shares (including the Class A common stock issuable upon exchange thereof) may not, subject to certain limited exceptions, be transferred, assigned, or sold by the holder until 12 months after the completion of our initial business combination. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On November 12, 2021, we consummated our IPO of 14,375,000 Units, each Unit consisting of one share of Class A common stock of the Company and one-half of one redeemable warrant, with each whole warrant to purchase one share of Class A common stock for $11.50. The closing included the full exercise of the underwriter’s over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $143,750,000. Imperial Capital and I-Bankers were Joint Book-Running Managers of the offering. The securities sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-260090). The SEC declared the registration statement effective on November 8, 2021.

On November 12, 2021, simultaneously with the consummation of our IPO, we sold to our sponsor, Imperial Capital, LLC, and I-Bankers Securities in a private placement an aggregate of 6,920,500 private warrants at a price of $1.00 per warrant, generating total proceeds of $6,920,500. The private warrants are identical to the warrants underlying the Units sold in our IPO, except that they: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned, or sold by the holders until 30 days after the completion of our initial business combination; and (ii) will be entitled to registration rights. The private warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. No underwriting discounts or commissions were paid with respect to such securities.

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A total of $146,625,000 of the net proceeds from the sale of Units in our IPO and the private warrants in the private placement on November 12, 2021, was placed in a trust account established for the benefit of the Company’s public stockholders maintained by Continental Stock Transfer & Trust Company, acting as trustee, which we refer to as the trust account. Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the funds held in the trust account will not be released from the trust account until the earliest of: (a) the completion of our initial business combination; (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation: (i) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO (as approved at the 2022 Special Meeting); or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity; and (c) the redemption of our public shares if we are unable to complete our initial business combination within 24 months from the closing of our IPO (as approved at the 2022 Special Meeting), subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders. We incurred $8,333,135 in transaction costs, including $2,875,000 of underwriting fees, $5,031,250 of deferred underwriting fees and $426,884 of other offering costs. Imperial Capital and I-Bankers both agreed to reduce the deferred fee upon in an amount equal to, in the aggregate, $500,000, on November 21, 2022.

At the 2022 Special Meeting, the Extension Amendment Proposal and the Trust Amendment Proposal were approved, and as a result, we did not have to rely on an Extension Election, but had the right to extend the Combination Period for an additional nine (9) months or such earlier date as determined by the Board, from February 12, 2023 to November 12, 2023. The purpose of the Extension was to provide the Company more time to complete a Business Combination, which the Board believed was in the best interests of our stockholders. With the Extension Proposal approved, neither the Sponsor nor the Company were required to deposit additional funds into the trust account in connection with the Extension.

In connection with the Extension Proposal, stockholders who owned shares of our common stock issued in our IPO (we refer to such stockholders as “public stockholders” and such shares as “public shares”) elected to redeem all or a portion of their public shares. Stockholders who elected to redeem, the redemption for a per-share price, payable in cash, was equal to the aggregate amount then on deposit in the Company’s trust account (the “Trust Account”), including interest (which interest was net of taxes payable), divided by the number of then outstanding public shares. Therefore, as of December 21, 2022, there were 1,348,049 shares of Class A common stock, par value $0.0001 per share, issued and outstanding.

There has been no material change in the planned use of the proceeds from the IPO as is described in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) (File No. 333-260090).

As of December 31, 2022, there was approximately $14,011,070 held in the trust account.

OmniLit’s units, common stock and warrants are listed on the Nasdaq under the symbols “OLITU,” “OLIT” and “OLITW,” respectively.

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The mailing address of OmniLit’s principal executive office is 1111 Lincoln Road, Suite 500, Miami, Florida 33139. Its telephone number is (786) 750-2820. After the consummation of the Business Combination, its principal executive office will be that of Syntec Optics.

Merger Sub

Merger Sub is a wholly owned subsidiary of OmniLit formed solely for the purpose of effectuating the Optics Merger described herein (“Merger Sub”). Optics Merger Sub was incorporated under the laws of Delaware as a corporation on May 8, 2023. Optics Merger Sub owns no material assets and does not operate any business.

The mailing address of Optics Merger Sub’s principal executive office is 1111 Lincoln Road, Suite 500, Miami, Florida 33139. Its telephone number is (786) 750-2820. After the consummation of the Business Combination, Optics Merger Sub will cease to exist as a separate legal entity.

Syntec Optics

Syntec Optics was started in 1982 as an advanced injection molding supplier to Kodak. In 1999, Al Kapoor, a mechanical and polymer engineer and then a recent graduate of Harvard Business School, observed that off shoring of American manufacturing was accelerating.  To head off this trend, as incoming Chairman he envisioned manufacturing optics made of highly engineered plastics that would be lighter and cheaper than existing glass optics.  This approach would require combining Syntec with Rochester Tool and Mold, an advanced injection molding tool manufacturer, and Wordingham Machine Company, an optics component manufacturer.  Combining the techniques of these three R&D intensive manufacturers resulted in the creation of mission critical products that began to serve the defense, biomedical and consumer end markets in the field of Optics and Photonics.  Through continuous re-investment of Syntec’s operating profits, in 2016, these three companies were relocated under one roof in a nearly 90,000 sq. facility sited in Rochester, New York after the city provided a one-of-a-kind relocation grant to create local jobs.  From 2016 to present, Syntec merged the back-end operations of the three companies, creating a culture of continuous improvement and a horizontally and vertically integrated unifying platform.  Syntec’s unifying platform has evolved to serve today’s highly demanding technical requirements of the United States defense industry, biomedical manufacturers, and photonics-enabled consumers.

Syntec Optics’ mission is to provide a U.S.-based unifying platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offer doctors technology tools for patient care, and photonics enabled consumer safety. The end-markets it serves are well-established and are believed to be acyclical because Syntec Optics has had positive aggregate cash flow for the past decade despite economic downturns. We believe the consistency of revenues over the past decade of operations, independent of the trends of the general economy, and the mission-critical nature of our product offerings, are our bases that these markets are acyclical. Syntec Optics has created a competitive advantage through vertical integration of its manufacturing and participates in mission critical applications that have long product cycles. Syntec Optics’ principal executive office is 515 Lee Rd, Rochester, NY 14606.

Emerging Growth Company

OmniLit is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find OmniLit’s securities less attractive as a result, there may be a less active trading market for OmniLit’s securities, and the prices of its securities may be more volatile or otherwise impacted.

New Syntec Optics could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of the OmniLit IPO. However, if (a) New Syntec Optics’ total annual gross revenue exceed $1.07 billion, (b) New Syntec Optics is deemed to be a large accelerated filer, which means the market value of New Syntec Optics common stock that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter, or (c) New Syntec Optics’ non- convertible debt issued within a three-year period exceeds $1.0 billion, New Syntec Optics would cease to be an emerging growth company as of the following fiscal year. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

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Matters Being Voted On

The stockholders of OmniLit will be asked to consider and vote on the following proposals at the annual meeting:

(1) a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal” for additional information;

(2) a proposal to approve and adopt changes to the certificate of incorporation of OmniLit reflected in the second amended and restated certificate of incorporation of OmniLit in the form attached hereto as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal” for additional information;

(3) a proposal to approve, for purposes of complying with the applicable rules of the Nasdaq, the issuance of shares of OmniLit’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration. Please see the section entitled “Proposal No. 3 — The Nasdaq Proposal” for additional information;

(4) a proposal to approve and adopt the 2023 Incentive Plan. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal” for additional information;

(5) a proposal to approve the ESPP. Please see the section entitled “Proposal No. 5 — The ESPP Proposal” for additional information;

(6) a proposal to approve and elect seven (7) directors to the New Syntec Optics board. Please see the section entitled “Proposal No. 6 — The Director Election Proposal” for additional information; and

(7) a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. Please see the section entitled “Proposal No. 7 — The Adjournment Proposal” for additional information.

The Business Combination Proposal

As discussed elsewhere in this proxy statement/prospectus, OmniLit is asking its stockholders to approve the Business Combination Agreement, pursuant to which, among other things, on the Closing Date, Merger Sub will merge with and into Syntec Optics, with Syntec Optics as the surviving company in the Business Combination and, after giving effect to such Merger, New Syntec Optics will be a wholly owned subsidiary of OmniLit. The Aggregate Merger Consideration to be received by equity holders of Syntec Optics as of immediately prior to the Closing will be 31,600,000 shares of OmniLit common stock (at a deemed value of $10.00 per share. New Syntec Optics stockholders will also have a contingent right for up to 26,000,000 Contingent Earnout Shares. For further details, see “Business Combination Proposal — Consideration to Syntec Optics Holders in the Business Combination.”

At the Closing, OmniLit shall issue up to 28,000,000 restricted stock units (the “Earnout RSUs”) to the Company stockholders and to Management of the Surviving Corporation in such amounts (for each Eligible Company Person, its “Earnout RSU Allocation”), and in accordance with the terms of Incentive Plan attached hereto as Exhibit 10.5 (Annex F) (the “Incentive Plan”). The Earnout RSUs shall vest upon the achievement of multiple strategic and operational thresholds of the OmniLit Common Stock following the Closing as determined by the Board as Directors in its discretion (the “Earnout Period”).

OmniLit will issue 26,000,000 additional shares of Common Stock (the “Contingent Earnout”) to the Company’s existing stockholders at the Closing, which Contingent Earnout shares will vest upon achievement of the targets set forth in this Section 3.4(b). The Contingent Earnout shares will vest upon OmniLit Common Stock achieving the following stock trading price thresholds (the “Contingent Earnout Trigger Price”) following the Closing: one-third (1/3rd) at $12.50 per share, one-third (1/3rd) at $14.00 per share, and one-third (1/3rd) at $15.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). The Contingent Earnout shares which remain unvested as of the date five (5) years from the Closing (the “Earnout Period”) will be deemed cancelled and no longer subject to vesting. The achievement of the Contingent Earnout Trigger Price will be based on either (a) the closing price of the Company’s common stock equaling or exceeding the specified threshold for twenty (20) trading days within any thirty (30)-trading day period following the Closing, or (b) upon the consummation of a change of control transaction in which the per share price implied in such change of control transaction is greater than or equal to the applicable threshold. All Contingent Earnout shares will be issued pro rata to the Company stockholders in proportion to their owned shares of Company common stock immediately prior to the Closing.

OmniLit will issue up to 2,000,000 shares of Common Stock (the “Performance-based-Earnout”) to members of the management team of the Surviving Corporation from time to time, to the extent determined by the Board of Directors in its sole discretion, to be issued as restricted stock units or incentive equity grants pursuant to the Incentive Plan described below. The Performance-based Earnout shares shall be awarded by the Board of Directors based on achieving the following performance thresholds following the Closing: one-half (1/2) at achieving revenue of $75 million and adjusted EBITDA of $22.6 million based on 2024 financial audited statements, and one-half (1/2) at achieving revenue of $196 million and adjusted EBITDA of $50.6 million based on the 2025 financial audit statement.

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal — The OmniLit Board and Special Committee’s Reasons for the Approval of the Business Combination,” the OmniLit Board and Special Committee concluded (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of OmniLit and its stockholders and (ii) that it would recommend that its stockholders adopt the Business Combination Agreement and approve the Business Combination. For more information about the transactions contemplated by the Business Combination Agreement, see “Business Combination Proposal.”

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our stockholders of the proposals set forth herein and approval of Syntec Optics’ stockholders of the transactions contemplated by the Business Combination Agreement (which such approval by Syntec Optics’ stockholders was obtained and delivered by execution of a written consent by the requisite equity holders of Syntec Optics); (ii) this proxy statement/prospectus receiving SEC clearance; (iii) applicable waiting periods under the HSR act expiring or terminating; (iv) the approval by Nasdaq of our initial listing application in connection with the Business Combination. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate, and the Business Combination may not be consummated. For further details, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

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Date, Time and Place of Annual Meeting of OmniLit’s Stockholders

The annual meeting of stockholders of OmniLit will be held at 11:00 am Eastern Time, on October 31, 2023, via a virtual meeting.

At the annual meeting, stockholders will be asked to consider and vote upon the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal and, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if OmniLit is not able to consummate the Business Combination.

Registering for the Annual Meeting

If you are a registered stockholder, you will receive a proxy card from the Transfer Agent. The card will contain instructions on how to attend the annual meeting, including how to register for the virtual annual meeting.

If you do not have access to Internet, you can listen only to the meeting by dialing +1 800-450-7155 (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number. Please note that you will not be able to vote or ask questions at the annual meeting if you choose to participate telephonically.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the annual meeting if they owned shares of OmniLit common stock at the close of business on October 6, 2023, which is the record date for the annual meeting. Stockholders will have one vote for each share of OmniLit common stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. OmniLit warrants do not have voting rights. On the record date, there were 6,139,716 shares of OmniLit common stock outstanding, of which 1,348,049 were public shares with the rest being held by the Sponsor and certain Insiders.

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Quorum and Vote of OmniLit Stockholders

A quorum of OmniLit stockholders is necessary to hold a valid meeting. A quorum will be present at the annual meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person (via the virtual meeting platform) or by proxy. Proxies that are marked “ABSTAIN” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the annual meeting.

The Sponsor and certain Insiders are record owners of, and are entitled to vote, approximately 78% of the outstanding shares of OmniLit common stock as of the record date. Such shares, as well as any shares of common stock acquired in the aftermarket by the Sponsor, will be voted in favor of the proposals presented at the annual meeting.

The proposals presented at the annual meeting will require the following votes:

●	The approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal requires the affirmative vote of holders of the majority of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, a OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposals.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of OmniLit’s outstanding shares of common stock. Accordingly, if a valid quorum is established, a OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such proposal.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

Redemption Rights

Pursuant to OmniLit’s current certificate of incorporation, a holder of public shares may demand that OmniLit redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that OmniLit redeem their shares for cash no later than the second business day prior to the originally scheduled vote on the Business Combination Proposal by delivering their stock to the Transfer Agent prior to the vote at the meeting. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the transfer agent in order to validly redeem his, her or its shares. If the Business Combination is not completed, these shares will not be redeemed. If a holder of public shares properly demands redemption, OmniLit will redeem each public share for a full pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of OmniLit common stock for cash and will no longer own the shares. Please see the section entitled “Annual meeting of OmniLit Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Business Combination will not be consummated if OmniLit has net tangible assets of less than $5,000,001 immediately prior to or upon the consummation of the Business Combination, after taking into account holders of public shares that have properly demanded redemption of their shares for cash.

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Holders of OmniLit warrants will not have redemption rights with respect to such securities.

Appraisal Rights / Dissenter’s Rights

OmniLit stockholders, OmniLit unitholders and OmniLit warrant holders do not have appraisal or dissenter’s rights in connection with the Business Combination under the DGCL.

Please see the section entitled “Appraisal Rights and Dissenter’s Rights” for additional information.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. OmniLit has engaged Colonial Stock Transfer Co, Inc. to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares during the meeting if it revokes its proxy before the annual meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Annual meeting of OmniLit Stockholders — Revoking Your Proxy.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of the OmniLit Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, those of OmniLit stockholders generally. In particular:

●	None of OmniLit’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

●	Each of OmniLit’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.

●	Syntec Optics is an affiliate of the Sponsor. Al Kapoor, who serves as OmniLit’s Chief Executive Officer and Chairman and as the Sponsor’s Manager, is the Chairman and majority stockholder of Syntec Optics. A Special Committee was formed that engaged an independent FINRA member firm to act as a financial advisor to conduct a fairness opinion.

●	On December 13, 2022, the OmniLit Board created a special committee, comprised of independent directors that was moderated by the Company’s Secretary, Robert O. Nelson II (the “Special Committee”), that, among other things, evaluated Syntec Optics by assessing existing legal due diligence information, management presentations, prior year audited and current year internal financial statements, financial projections and valuations. On April 3, 2023, the OmniLit Board accepted the resignations of certain members of the Special Committee, which resignations were for personal reasons and not due to a disagreement with OmniLit on any matter relating to OmniLit’s operations, policies, or practices. Effective April 3, 2023, OmniLit appointed Mr. Wally Bishop, Mr. Brent Rosenthal, and Mr. Albert Manzone to the Special Committee to fill such vacancies.

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●	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by OmniLit public stockholders, the Sponsor, officers, directors and other affiliates and holders of Founder Shares will own approximately 12% of New Syntec Optics This level of ownership interest: (a) assumes that no OmniLit public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in OmniLit’s trust account, (b) assumes that no shares are issued pursuant to the 2023 Incentive Plan, and (c) assumes no exercise of OmniLit public warrants and OmniLit private placement warrants.

●	If the Business Combination or another business combination is not consummated by November 12, 2023 (unless this deadline is extended pursuant to OmniLit’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), OmniLit will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares.

●	On May 20, 2021, our sponsor purchased 4,312,500 founder shares. On September 27, 2021, our sponsor forfeited 718,750 shares for no consideration. On November 1, 2021, we effected a 1 1/3 for 1 forward stock split on our founder shares and as a result our sponsor owns 4,791,667 shares for an aggregate purchase price of $25,000, or approximately $0.005 per share. The per share purchase price of the founder shares was determined by dividing the amount of cash contributed to the company by the aggregate number of founder shares issued. The number of founder shares issued was determined based on the expectation that the founder shares would represent 25% of the outstanding shares after this offering. As such, our initial stockholders will collectively own 25% of our issued and outstanding shares after this offering. Neither our sponsor nor any of our officers or directors have expressed an intention to purchase any units in this offering. Up to 625,000 founder shares will be subject to forfeiture by our initial stockholders depending on the extent to which the underwriters’ over-allotment option is exercised so that our initial stockholders will maintain ownership of 25% of our common stock after this offering. We will effect a stock dividend or share contribution prior to this offering should the size of the offering change, in order to maintain such ownership percentage. On November 8, 2021, the underwriters’ exercised the over-allotment option in full, thus the Founder Shares are no longer subject to forfeiture.

●	Simultaneously with the closing of the OmniLit IPO, Imperial Capital and I-Bankers agreed to purchase an aggregate of 6,920,500 warrants as the underwriters’ over-allotment option was exercised in full, of which Imperial Capital purchased 575,000 warrants and I-Bankers purchased 143,750 warrants at a price of $1.00 per warrant, for an aggregate purchase price of $6,920,500 as the underwriters’ over-allotment option was exercised in full. The private placement warrants are identical to the warrants sold in this offering except that the private placement warrants: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned, or sold by the holders until 30 days after the completion of our initial business combination; and (ii) will be entitled to registration rights. A portion of the purchase price of the private placement warrants was added to the proceeds from this offering to be held in the trust account such that at the time of closing $146,625,000 as the underwriters exercise their over-allotment option in full was held in the trust account. On December 21, 2022, the extension vote was passed, and accordingly, if we do not complete our initial business combination by November 12, 2023, the proceeds from the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the private placement warrants (and the underlying securities) will expire worthless.

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●	If OmniLit is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances for ensuring that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by OmniLit for services rendered or contracted for or products sold to OmniLit. If OmniLit consummates an initial business combination, on the other hand, OmniLit will be liable for all such claims.

●	OmniLit’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on OmniLit’s behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2023, no out-of-pocket expenses have been incurred by OmniLit’s officers, directors, and their affiliates in connection with such activities, and we estimate there to be no out-of-pocket expenses in the future. There are currently no limitations to such reimbursement expenses. If OmniLit fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, OmniLit may not be able to reimburse these expenses if the Business Combination or another initial business combination, is not completed within the completion window.

●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.

●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the OmniLit IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Syntec Optics common stock trades below the price paid for the units in the OmniLit IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.

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●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating OmniLit.

●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.

Stockholders should also keep in mind that certain officers and directors of Syntec Optics have interests in the Business Combination that are different from, or in addition to, those of OmniLit stockholders generally.

Board of Directors following the Business Combination

Upon completion of the Business Combination, New Syntec Optics’ board of directors will be composed of seven members. New Syntec Optics expects that four of its directors will meet the independence requirements under the Nasdaq Listed Company Manual. Please see the section entitled “Management of New Syntec Optics After the Business Combination” for additional information.

Controlled Company

Upon the consummation of the business combination, New Syntec Optics will be a “controlled company” within the meaning of the Nasdaq corporate governance rules because it is expected that Mr. Kapoor will beneficially own more than 50% of the total voting power of all issued and outstanding New Syntec Optics Class A Shares immediately following the consummation of the Business Combination. As a result, Mr. Kapoor will have the ability to exercise significant influence over the election of the directors of New Syntec Optics and the authorization of major corporate transactions. This concentrated control will limit the ability of holders of New Syntec Optics Class A Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of New Syntec Optics Class A Shares may view as beneficial, which could have the effect of depriving New Syntec’s other shareholders of the opportunity to receive a premium for their shares as part of a sale of New Syntec and may reduce the share price of New Syntec.

Under the Nasdaq corporate governance rules, New Syntec Optics may elect not to comply with certain corporate governance rules, including the requirements (1) that a majority of the New Syntec Optics’ board of directors must consist of independent directors, (2) New Syntec Optics’ director nominees must be selected or recommended to the board of directors solely by independent directors or by a nominations committee that is comprised entirely of independent directors and (3) that the New Syntec Optics Board must have a compensation committee that is comprised entirely of independent directors. New Syntec Optics intends to rely on the exemption available to a “controlled company” for the requirement that a majority of the New Syntec Optics Board must be comprised of independent directors under Nasdaq Rule 5605(b)(1). As a result, you will not have the same protection afforded to shareholders of companies that are subject to this corporate governance requirement.

Other Agreements Relating to the Business Combination

Registration Rights Agreement

At the consummation of the Business Combination, New Syntec Optics intends to enter into the Registration Rights Agreement with the Sponsor, the Insiders, certain Syntec Optics stockholders, the Sponsor and Holdings, substantially in the form attached as Annex H to this proxy statement, pursuant to which, among other things, New Syntec Optics will agree to register for resale, pursuant to Rule 415 under the Securities Act, the registrable securities that are held by the holders party to the Registration Rights Agreement from time to time. Pursuant to the Registration Rights Agreement, New Syntec Optics will be required to submit to or file with the SEC, within 30 calendar days after the Closing, a shelf registration statement covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 90 calendar days after the filing thereof if the SEC notifies New Syntec Optics that it will “review” the shelf registration statement and (ii) the 10th business day after the date New Syntec Optics is notified (orally or in writing, whichever is earlier) by the SEC that the shelf registration statement will not be “reviewed” or will not be subject to further review.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, OmniLit, Syntec Optics and the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, (i) to vote, or cause to be voted, at any meeting of the stockholders of OmniLit all of its shares of OmniLit common stock held of record or acquired after the date of the Sponsor Support Agreement (excluding shares of any common stock acquired in public market) (a) in favor of the proposals set forth in this proxy statement, (b) against any business combination proposal other than the proposals set forth in this proxy statement and (c) against any proposal that could reasonably be expected to delay or impair the transactions contemplated by the Business Combination Agreement; (ii) to not redeem any of such OmniLit common stock; and (iii) to be bound by certain transfer restrictions with respect to such shares of OmniLit common stock, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor has also agreed to waive redemption rights with respect to any shares purchased in the open market.

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Recommendation to Stockholders

The OmniLit Board believes that the Business Combination Proposal and the other proposals to be presented at the annual meeting are fair to and in the best interest of OmniLit’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “For” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented.

When you consider the OmniLit Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of OmniLit stockholders generally. Please see the section entitled “Proposal No. 1— The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The OmniLit Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the OmniLit stockholders that they vote “FOR” the proposals presented at the annual meeting.

Conditions to the Closing

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, written waiver by the party whose benefit such condition exists of the following conditions:

●	the OmniLit Stockholder Approval (as defined in the Business Combination Agreement) shall have been obtained;

●	the Company Stockholder Approvals (as defined in the Business Combination Agreement) shall have been obtained;

●	this proxy statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

●	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as defined in the Business Combination Agreement) shall have expired or been terminated;

●	there shall not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger;

●	OmniLit shall have at least $5,000,001 of net tangible assets immediately prior to or upon the consummation of the Business Combination (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended); and

●	the shares of OmniLit Post-Merger Class A Common Stock (as defined in the Business Combination Agreement) to be issued in connection with the Merger shall have been approved for listing on Nasdaq, and, immediately following the Effective Time, OmniLit shall satisfy any applicable continuing listing requirements of the Stock Exchange, and OmniLit shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time.

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Other Conditions to the Obligations of OmniLit

The obligations of OmniLit to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by OmniLit of the following further conditions:

●	certain of the representations of Syntec Optics pertaining to organization, subsidiaries, authorization and capitalization must be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct in all material respects at and as of such date;

●	each of the representations and warranties of Syntec Optics (other than those portions of the organization, subsidiaries, authorization and capitalization representations referenced in the preceding bullet point), disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception, must be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct at and as of such date, except for inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

●	each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; and

●	no Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing.

Other Conditions to the Obligations of Syntec Optics

The obligations of Syntec Optics to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by Syntec Optics of the following further conditions:

●	certain of the representations and warranties of OmniLit and Merger Sub pertaining to organization, authorization and capitalization must be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties that speak as of an earlier date, which representations and warranties must be true in all material respects at and as of such date;

●	each of the representations and warranties of OmniLit (other than those portions of the organization, subsidiaries, authorization and capitalization representations referenced in the preceding bullet point), disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception, must be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct in all material respects at and as of such date, except for inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on OmniLit; and

●	each of the covenants of OmniLit to be performed as of or prior to the Closing shall have been performed in all material respects.

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U.S. Federal Income Tax Considerations of the Exercise of Redemption Rights

For a discussion of U.S. federal income tax considerations of (i) the exercise of redemption rights to holders of OmniLit public shares and (ii) the adoption of the Charter Proposal, please see the information set forth in the section entitled “U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles. Under this method of accounting, OmniLit is treated as the “acquired” company for financial reporting purposes. Syntec Optics has been determined to be the accounting acquirer because Syntec Optics, as a group, will retain a majority of the outstanding shares of New Syntec Optics as of the closing of the Business Combination, they will nominate five of the seven members of the board of directors as of the closing of the Business Combination, Syntec Optics’ management will continue to manage New Syntec Optics and Syntec Optics’ business will comprise the ongoing operations of New Syntec Optics.

Business of Syntec Optics

Syntec Optics is vertically integrated from design and component manufacturing for lens system assembly to imaging module integration for system solutions. Making their own tools, molding, and nanomachining allows close interaction and recut ability, enabling special techniques to hold centration tolerances to sub-micron level. Syntec Optics has assembled a world class design team to augment its manufacturing team with deep expertise to fully leverage our vertical integration.

Syntec Optics is a leader in the industry because of their focus on polymer-based optics. Polymer-based optics provide numerous advantages compared to incumbent glass-based optics. Polymer-based optics are smaller, lower weight, lower cost, and offer very high-performance optical solutions. For all these reasons, Syntec Optics is able to deliver products to our clients that are lighter, smaller, and suitable for cutting edge technology products serving the silicon photonics industry.

Syntec Optics’ designs and assembly processes are developed in-house in the United States. In 2016, Syntec Optics expanded their manufacturing facility to nearly 90,000 square-feet, allowing them to increase their production capacity and offer additional advanced manufacturing processes under one roof which provide them the ability to increase sales to existing customers and increase penetration of our end-markets. The Syntec Optics facility provides a streamlined, partially autonomous production process for their current customers, which comprises optical assembly, electro-optics assembly, polymer optics molding, glass optics molding, opto-mechanical assembly, nanomachining and thin films coating. Syntec Optics’ facility also provides availability to expand the number of advanced manufacturing processes to handle increased volumes of existing and new customer orders.

Syntec Optics is focused on three key end markets of defense, biomedical, and consumer all with several mission-critical applications with strong tailwinds. Syntec Optics’ diversity across these various a-cyclical end-markets has resulted in the company having aggregate positive cash flow for the past decade despite economic downturns. Syntec Optics believe their platform is well positioned as the foundation for further organic and inorganic growth with quality earnings and high margin offerings.

Optics is currently enabling 11% of the global economy, from smart phone cameras and extended reality devices to low orbit satellite telescopes to keeping our soldiers safe with night vision devices and patients healthy with intelligent light. This 11% figure represents the estimated value of the global optics and photonics products relative to annual global gross domestic product. As the world transitions to further adopt optically and photonically enabled products, Syntec Optics will continue their mission of developing innovative technology to serve these markets with affordable high-performance products globally. Syntec Optics will continue to focus on their core competencies of providing innovative technology, expanding their brand portfolio and providing affordable, sustainable and accessible optics and photonics enablers, all while being designed and manufactured in the United States.

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Ownership of the Post-Business Combination Company After Closing

It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by OmniLit public stockholders, OmniLit’s public stockholders will retain an ownership interest of approximately 4% of New Syntec Optics, the Sponsor, officers, directors and other holders of Founder Shares will retain an ownership interest of approximately 12% of New Syntec Optics and the Syntec Optics stockholders will own approximately 84% (excluding the 26,000,000 Contingency Earnout Shares) of New Syntec Optics. These levels of ownership interest: (a) include the impact of the redemption of 13,026,951 OmniLit ordinary shares in connection with the Charter Amendment and assume that no additional OmniLit public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in OmniLit’s trust account, (b) assume that no shares are issued pursuant to the 2023 Incentive Plan, and (c) assume no exercise of OmniLit public warrants and OmniLit private placement warrants. See the section entitled “Proposal No. 3 — The Incentive Plan Proposal” for additional information on the 2023 Incentive Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the OmniLit stockholders will be different.

Risk Factor Summary

In evaluating the proposals to be presented at the annual meeting, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of OmniLit and Syntec Optics to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of the company following consummation of the Business Combination. Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Syntec” refer to the business of Syntec Optics Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the Post-Combination Company after the consummation of the Business Combination. These risks include:

Risks Related to Syntec Optics’ Existing Optics and Photonics Manufacturing Operations

●	Our business and future growth depends on the needs and success of our customers.

●	We operate in a competitive industry. We expect that the level of competition will increase and the nature of our competitors will change as we develop new sub-systems for customers, enter into new markets and as the competitive landscape evolves.

●	We may not succeed in our medium- and long-term strategy of entering into new end markets of communications and sensing for optics and photonics and our success depends, in part, on our ability to successfully develop and manufacture new products for, and acquire customers in, these new markets and successfully grow our operations and production capabilities. The anticipated timeline may get delayed and impact the production phase for new communication and sensing products. The communication end market is characterized by the use of optics and photonics for data transmittal and reception of information, including, for example, satellite communications and other associated applications. The sensing end-market is characterized by the use of optics and photonics to detect scattered light or light with an altered refractive index due to the presence of a medium within a wide range of potential applications, including, for example, disease detection and other associated applications.

●	Any disruption in the operations of key suppliers could adversely affect our business and results of operations.

●	We are currently, and likely will continue to be, dependent on a single manufacturing facility. If our facility becomes inoperable for any reason, or our automation and expansion plans do not yield the desired effects, our ability to produce our products could be negatively impacted.

Risks Related to Syntec Optics’ Advanced Manufacturing Technology Development

●	We face significant engineering challenges in our attempts to develop and manufacture optics and photonics components and systems and these efforts may be delayed or fail which could negatively impact our business.

●	We expect to make significant investments in our continued research and development of optics and photonics components and systems technology development, and we may be unable to adequately control the costs associated with manufacturing.

●	If our optics and photonics components and systems fail to perform as expected, our ability to further develop, market and sell could be harmed.

Risks Related to Intellectual Property

●	We rely heavily upon our proprietary techniques and intellectual property. If we are unable to protect our intellectual property rights and proprietary techniques, our business and competitive position would be harmed.

●	We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

General Risk Factors

●	The uncertainty in global economic conditions, including as a result of the COVID-19 or other pandemic and the Russia-Ukraine conflict, could reduce global spending and disrupt our supply chain which could negatively affect our results of operations.

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●	The loss of one or more members of our senior management team, other key personnel or our failure to attract additional qualified personnel may adversely affect our business and our ability to achieve our anticipated level of growth.

●	Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

●	If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

Risks Related to Syntec Optics’ Financial Position and Capital Requirements

●	Our business is capital intensive, and we may not be able to raise additional capital on attractive terms, if at all. Any further indebtedness we incur may limit our operational flexibility in the future.

●	Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business, finance our future operations or capital needs or engage in acquisitions or other business activities necessary to achieve growth.

Risks Related to Ownership of OmniLit Securities and the Business Combination

●	The Sponsor, certain members of the OmniLit Board and certain OmniLit officers have interests in the Business Combination that are different from or are in addition to the OmniLit stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement. Al Kapoor, who serves as OmniLit’s Chief Executive Officer and Chairman and as the Sponsor’s Manager, is the Chairman and majority stockholder of Syntec Optics.

●	If OmniLit is unable to complete the Business Combination or another initial business combination by November 12, 2023 (unless this deadline is extended pursuant to OmniLit’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), OmniLit will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such event, third parties may bring claims against OmniLit and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.20 per share.

●	The unaudited pro forma financial information included elsewhere in this proxy statement may not be indicative of what New Syntec Optics’ actual financial position or results of operations would have been.

●	The OmniLit Board’s determination, based on its review and analysis of the Updated Projections, that the fairness opinion prepared by The Benchmark Company will not be updated may have material adverse consequences for stockholders relying on The Benchmark Company’s written fairness opinion, dates May 9, 2023.

●	OmniLit’s failure to meet continued listing requirements of Nasdaq could result in a de-listing of its common stock.

Risks Related to Ownership of New Syntec Optics’ Common Stock

●	Warrants will become exercisable for New Syntec Optics’ common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Syntec Optics’ stockholders.

●	Insiders will continue to have substantial influence over New Syntec Optics after the Business Combination, which could limit your ability to affect the outcome of key transactions, including a change of control.

●	OmniLit’s public stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of OmniLit common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that OmniLit’s current stockholders have on the management of New Syntec Optics.

●	We may issue additional shares of OmniLit common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

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SUMMARY HISTORICAL FINANCIAL INFORMATION OF SYNTEC OPTICS

The information presented below is derived from Syntec Optics’ unaudited financial statements included elsewhere in this proxy statement/prospectus for the six   months ended June 30, 2023 and 2022 and Syntec Optics’ audited financial statements included elsewhere in this proxy statement/prospectus as of and for the years ended December 31, 2022 and 2021.

Syntec Optics’ historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with Syntec Optics’ financial statements and the accompanying notes included elsewhere in this proxy statement, the information in the section entitled “Syntec Optics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information contained elsewhere in this proxy statement.

Syntec Optics is providing the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the Business Combination.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30,

	2023	2022

Net Sales	$14,576,732	$13,864,227
Cost of Goods Sold	10,488,396	11,094,977
General and Administrative Expenses	3,127,232	2,836,860
(Loss) Income from Operations	961,104	(67,610)
Other Income (Expense)
Interest Expense, Including Amortization of Debt Issuance Costs	(261,583)	(116,233)
Other Income	49,807	468
Total Other Income (Expense)	(211,775)	(115,765)
(Loss) Income Before (Benefit From) Provision for Income Taxes	749,328	(183,375)
(Benefit From) Provision for Income Taxes	128,541	(49,691)
Net (Loss) Income	$620,788	$(133,684)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Net Cash Provided By Operating Activities	$1,928,715	$4,147,292
Net Cash Used in Investing Activities	(685,428)	(4,045,204)
Net Cash (Used in) Provided By Financing Activities	(3,020,546)	(505,977)

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31,
	2023	2022	2021
		(in thousands)
Balance Sheet Data
Cash	$61,178	$526,182	$2,303,441
Total Assets	23,351,433	22,455,697	27,331,031
Total Liabilities	13,333,358	12,996,344	17,136,339
Total Stockholder’s Equity	10,018,075	9,459,353	10,174,692
Total Liabilities and Stockholder’s Equity	$23,351,433	$22,455,697	$27,311,031

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SUMMARY HISTORICAL FINANCIAL INFORMATION OF OMNILIT

OmniLit is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

OmniLit’s consolidated unaudited balance sheet data as of June 30, 2023 and statements of operations and cash flows data for the unaudited six months ended June 30, 2023 and the audited year ended December 31, 2022 are derived from OmniLit’s financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with OmniLit’s financial statements and related notes and the sections entitled “OmniLit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of OmniLit.

Balance Sheet Data

June 30, 2023

Cash on hand	$467,760
Total current assets	591,707
Total assets	$14,860,326
Total current liabilities	$1,176,296
Total liabilities	1,676,296
Common stock subject to possible redemption, 1,348,049 shares at $10.20 (1)	14,169,629
Accumulated deficit	(986,078)
Total stockholders’ deficit	(985,599)
Total liabilities and stockholders’ deficit	$14,860,326

1. In connection with the Special Meeting of Stockholders held on December 21, 2022, 13,026,951 shares were redeemed.

Summary Statements of Operations

	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022

Loss from operations	(688,031)	(787,639)
Interest earned on investment held in Trust Account	302,669	2,081,055
Total income (loss) before income tax	(385,362)	1,293,416
Income tax expense	$85,303	$445,793
Net income (loss)	$(470,665)	$847,623

Summary Statements of Cash Flows

	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022

Net cash used in operating activities	(389,806)	(644,474)
Net cash used in investing activities	-	-
Net cash provided by financing activities	740,061	267,379

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SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, OmniLit will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Syntec Optics issuing shares for the net assets of OmniLit, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Syntec Optics. There will be no accounting effect nor change in the carrying amount of the assets and liabilities as a result of the Business Combination. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives effect to the Business Combination as if it had occurred on January 1, 2023. The summary unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023, and the year ended December 31, 2022, gives effect to the Business Combination as if they had occurred on January 1, 2023.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Audited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of OmniLit and Syntec Optics for the applicable periods included elsewhere in this proxy statement/ prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what Syntec Optics’ financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of Syntec Optics following the reverse recapitalization.

The audited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Syntec Optics ordinary shares:

Assuming Minimum Redemptions: This scenario assumes that no additional public stockholders of OmniLit exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

Assuming Maximum Redemptions: This scenario assumes that 1,348,049 shares of OmniLit common stock subject to redemption are redeemed for an aggregate payment of approximately $14.1 million (based on an estimated per share redemption price of approximately $10.49 that was calculated using the approximately $14.1 million of cash in the Trust Account divided by 1,348,049 OmniLit shares of Common Stock subject to redemption assuming the pro forma maximum redemption scenario pursuant to the Business Combination Agreement).

	Pro Forma Combined
	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Six Months Ended June 30, 2023
Net (loss) Income	$(3,152,547)	(3,152,547)
Basic and diluted net (loss) income per share	$(0.08)	(0.09)
Shares outstanding at Closing	37,739,716	36,391,667
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2022
Net (loss) Income	$(4,668,001)	(4,668,001)
Basic and diluted net (loss) income per share	$(0.12)	(0.13)
Shares outstanding at Closing	37,739,716	36,391,667
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of June 30, 2023
Total assets	$35,211,760	$20,943,141
Total liabilities	$14,509,654	$14,509,654
Total stockholders’ equity (deficit)	$20,801,095	$6,532,476

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. Because the application of the safe harbor to our initial business combination is unsettled, the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available. All statements other than statements of historical fact contained in this proxy statement, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Syntec Optics, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Syntec Optics or OmniLit) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by OmniLit and its management, and Syntec Optics and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations.

Factors that may impact such forward-looking statements include:

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

●	the outcome of any legal proceedings that may be instituted against OmniLit, Syntec Optics or others following announcement of the Business Combination and the transactions contemplated in the Business Combination Agreement;

●	the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the stockholders of OmniLit or other conditions to closing in the Business Combination Agreement;

●	the ability to obtain or maintain the listing of New Syntec Optics common stock on the Nasdaq following the Business Combination;

●	changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

●	the ability to meet Nasdaq’s listing standards following the consummation of the business Combination;

●	the risk that the proposed transaction disrupts current plans and operations of Syntec Optics as a result of the announcement and consummation of the Business Combination;

●	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of New Syntec Optics to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	the ability of Syntec Optics to successfully increase market penetration into its target markets

●	the risk that the addressable markets that Syntec Optics intends to target do not grow as expected;

●	the loss of any members of Syntec Optics’ senior management team or other key personnel;

●	the loss of any relationships with key customers;

●	the inability to protect Syntec Optics’ patents and other intellectual property;

●	costs related to the proposed Business Combination;

●	changes in applicable laws or regulations;

●	the possibility that Syntec Optics or the combined company may be adversely affected by other economic, business and/or competitive factors (including an economic slowdown or inflationary pressures);

●	Syntec Optics’ estimates of its growth and projected financial results for 2023 and 2024 and meeting or satisfying the underlying assumptions with respect thereto;

●	the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of OmniLit’s securities;

●	the risk that the transaction may not be completed by OmniLit’s Business Combination deadline (as may be extended pursuant to OmniLit’s governing documents);

●	the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions;

●	the potential for events or circumstances that result in Syntec Optics’ failure to timely achieve the anticipated benefits of Syntec Optics’ customer arrangements;

●	New Syntec Optics’ ability to raise additional capital to fund its operations;

●	New Syntec Optics’ ability to generate revenue from future product sales and its ability to achieve and maintain profitability;

●	the accuracy of New Syntec Optics’ projections and estimates regarding its expenses, capital requirements, cash utilization, and need for additional financing;

●	the expected uses of the net proceeds from the Business Combination;

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●	the potential scope and value of New Syntec Optics’ intellectual property and proprietary rights;

●	developments relating to New Syntec Optics’ competitors and its industry;

●	New Syntec Optics’ ability to engage target customers and successfully convert these customers into meaningful orders in the future;

●	New Syntec Optics’ likely dependence on a single manufacturing facility;

●	New Syntec Optics’ increasing reliance on software and hardware that is highly complex and technical; and

●	other risks and uncertainties indicated in this proxy statement/prospectus, including those under the heading “Risk Factors” in this proxy statement/prospectus, and other filings that have been made or will be made with the SEC by OmniLit and New Syntec Optics, as applicable.

The forward-looking statements contained in this proxy statement are based on OmniLit’s and Syntec Optics’ current expectations and beliefs concerning future developments and their potential effects on the Business Combination and Syntec Optics. There can be no assurance that future developments affecting OmniLit and/or Syntec Optics will be those that OmniLit or Syntec Optics has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond OmniLit’s and/or Syntec Optics’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects.

RISK FACTORS

The following risk factors will apply to the business and operations of New Syntec Optics following the Closing. These risk factors are not exhaustive and stockholders should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote their shares of OmniLit common stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition and operating results of Syntec Optics and New Syntec Optics following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by OmniLit and Syntec Optics that later may prove to be incorrect or incomplete. OmniLit, Syntec Optics and New Syntec Optics may face additional risks and uncertainties that are not presently known to OmniLit or Syntec Optics or that OmniLit and Syntec Optics currently deem immaterial, which may also impair New Syntec Optics’ business, financial condition or operating results. The following discussion should be read in conjunction with the financial statements of Syntec Optics and the financial statements of OmniLit and the notes thereto included elsewhere in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Syntec Optics and its subsidiaries prior to the Closing and the business and operations of New Syntec Optics as directly or indirectly affected by Syntec Optics by virtue of New Syntec Optics’ ownership of the business of Syntec Optics.

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Risks Related to Cybersecurity, Technology, Proprietary Techniques and Intellectual Property

We rely heavily upon proprietary techniques and intellectual property portfolio. If we are unable to protect our proprietary and intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our proprietary techniques and intellectual property, which could harm our business and competitive position. We rely upon a combination of the proprietary techniques and intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our proprietary techniques and intellectual property rights through non-disclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our proprietary techniques and intellectual property. Monitoring unauthorized use of our proprietary techniques and intellectual property is difficult and costly, and the steps we have taken or will take to prevent unauthorized use may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition.

In addition, available proprietary techniques and intellectual property laws and contractual remedies in some jurisdictions may afford less protection than needed to safeguard our proprietary techniques and intellectual property portfolio. Proprietary techniques and intellectual property laws vary significantly throughout the world. The laws of a number of foreign countries do not protect proprietary techniques and intellectual property rights to the same extent as do the laws of the United States. Therefore, our proprietary techniques and intellectual property rights may not be as strong, or as easily enforced, outside of the United States, and efforts to protect against the unauthorized use of our proprietary techniques and intellectual property rights, technology and other proprietary rights may be more expensive and difficult to undertake outside of the United States. In addition, while we have filed for and obtained certain proprietary techniques and intellectual property rights in commercially relevant jurisdictions, we have not sought protection for our proprietary techniques and intellectual property rights in every possible jurisdiction. Failure to adequately protect our proprietary techniques and intellectual property rights could result in competitors using our proprietary techniques and intellectual property to make, have made, use, import, develop, have developed, sell or have sold their own products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

Our website, systems, and the data we maintain may be subject to intentional disruption, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems, as well as with respect to the data stored on or processed by these systems. Advances in technology, and an increase in the level of sophistication, expertise and resources of hackers, could result in a compromise or breach of our systems or of security measures used in our business to protect confidential information, personal information, and other data.

The ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business (including third-party data centers and other information technology systems provided by third parties) are and will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

We may need to defend ourselves against proprietary techniques and intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain proprietary techniques and intellectual property rights that would prevent, limit or interfere with our ability to make, have made, use, import, develop, have developed, sell or have sold our products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of proprietary techniques and intellectual property rights inquiring whether we are infringing their rights and/or seek court declarations that they do not infringe upon our proprietary techniques and intellectual property rights. Entities holding proprietary techniques and intellectual property rights relating to our technology, including, but not limited to, batteries, battery materials, encapsulated powders, spray deposition of battery materials, and alternator regulators, may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. For example, patents and patent applications owned by third parties may present freedom to operate (“FTO”) questions with regards to the precoated feedstock materials for the spray deposition process depending on the final material selections that are used, although we believe that Syntec Optics owns a patent application that pre-dates their patents and patent applications of interest such that Syntec Optics’ patent application may act as a basis for an invalidity position. However, it is possible that a court may not agree that Syntec Optics’ patent application invalidates the patents and patent applications of interest. If we are determined to have infringed upon a third party’s proprietary techniques and intellectual property rights, we may be required to do one or more of the following:

●	cease using, making, having made, selling, having sold, developing, having developed or importing products that incorporate the infringed proprietary techniques and intellectual property rights;

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●	pay substantial damages;

●	obtain a license from the holder of the infringed proprietary techniques and intellectual property rights, which license may not be available on reasonable terms or at all; or

●	redesign our processes or products, which may result in inferior products or processes.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to or design around the infringed proprietary techniques and intellectual property rights, our business, prospects, operating results and financial condition could be materially adversely affected.

Our current and future patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

Our current and future patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products or technology similar to ours. The outcome of patent applications involves complex legal and factual questions and the breadth of claims that will be allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our current issued patents, and any patents that may be issued to us in the future, will afford protection that covers our commercial processes, systems and products or that will afford protection against competitors with similar products or technology. Numerous prior art patents and pending patent applications owned by others, as well as prior art non-patent literature, exist in the fields in which we have developed and are developing our technology, which may preclude our ability to obtain a desired scope of protection in the desired fields. In addition to potential prior art concerns, any of our existing patents, pending patent applications, or future issued patents or patent applications may also be challenged on the basis that they are invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our current or future patent applications succeed and patents are issued, it is still uncertain whether our current or future patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than the United States. In addition, the claims under our current or future patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The proprietary techniques and intellectual property rights of others could also bar us from licensing and exploiting our current or future patents. In addition, our current or future patents may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Risks Related to Syntec Optics Being a Public Company

The uncertainty in global economic conditions, including as a result of the COVID-19 pandemic and the Russia- Ukraine conflict, could reduce consumer spending and disrupt our supply chain which could negatively affect our results of operations.

Our results of operations are directly affected by the general global economic conditions that impact our main end markets. Generally, worldwide economic conditions remain uncertain, particularly due to the COVID-19 pandemic, the impact of increased interest rates, and inflation. The uncertainty in global economic conditions can result in substantial volatility, which can affect our business by reducing customer spending and the prices that our customers may be able or willing to pay for our products, which in turn could negatively impact our sales and result in a material adverse effect on our business financial condition and results of operations.

The COVID-19 pandemic has caused, and could in the future continue to cause, and other factors could contribute to causing, delays or disruptions in our supply chain and labor shortages and shutdowns, which would be disruptive to our business operations. For example, we experienced shortages and workforce slowdowns at our manufacturing facility due to stay-at- home mandates, delays in shipping finished products to customers and some delays in our receiving products. Any performance failure on the part of any of our significant suppliers could interrupt our operations, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, the severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing and hard to predict. A prolonged or worsened COVID-19 pandemic could cause continued supply disruptions which could lead to a reduction in manufacturing, lead to extended disruption of economic activity and make it difficult for us to predict demand for our products.

As a result of sanctions imposed in relation to the Russia-Ukraine conflict, gas prices in the United States have risen to historic levels. Further escalation of the Russia-Ukraine conflict and the subsequent response, including further sanctions or other restrictive actions, by the United States and/or other countries could also adversely impact our supply chain, partners or customers. The extent and duration of the situation in Ukraine, resulting sanctions and resulting future market disruptions are impossible to predict but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may impact the global economy and adversely affect commodity prices.

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Furthermore, increases in the prices of our inventory, including if our suppliers choose to pass through their increased costs to us, would result in increased inventory costs, which may result in a decrease in our margins and may have a material adverse effect on our business financial condition and results of operations. We have historically offset cost increases through careful management of our inventory of supplies, by ordering six months to a year in advance, and by increasing our purchase order volumes to qualify for volume-based discounts, rather than increase prices to customers. However, as we have done in 2022, we may increase prices from time to time, which may not be sufficient to offset material price inflation and which may result in loss of customers if they believe our products are no longer competitively priced. In addition, if we are required to spend a prolonged period of time negotiating price increases with our suppliers, we may be further delayed in receiving the inventory necessary to meet our customers’ needs and/or implement aspects of our growth strategy.

The loss of one or more members of our senior management team, other key personnel or our failure to attract additional qualified personnel may adversely affect our business and our ability to achieve our anticipated level of growth.

We are highly dependent on the talent and services of key technical personnel and losing them would disrupt our business and harm our results of operations, and we may not be able to successfully attract and retain senior leadership necessary to grow our business.

Our future success also depends on our ability to attract and retain other key employees and qualified personnel, and our operations may be severely disrupted if we lost their services. As we become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. The failure to attract, integrate, train, motivate, and retain our personnel could impact our ability to successfully grow our operations and execute our strategy.

Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

The projected financial and operating information appearing elsewhere in this proxy statement/prospectus reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecasts depends on a number of factors, many of which are outside our control, including:

●	increased sales to customers with whom the Company has existing relationships;

●	increased sales with our existing end markets;

●	sales to additional adjacent end markets;

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●	the successful introduction of new products;

●	our ability to implement planned automation and expansion efforts;

●	continued supply from our carefully selected vendors;

●	our ability to offset vendor price increases and any emerging inflationary price pressures through inventory management, volume-based supplier discounts and potential price increases to customers; and

●	other factors, including our ability to obtain sufficient capital to sustain and grow our business, our ability to manage our growth and our ability to retain existing key management, integrate recent hires and attract, retain, and motivate qualified personnel.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, financial condition and results of operations.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

We have experienced significant growth in our business, and our future success depends, in part, on our ability to manage our business as it continues to expand. If not managed effectively, this growth could result in the over-extension of our operating infrastructure, management systems and information technology systems. Internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in our businesses may cause damage to our brand or otherwise have a material adverse effect on our business, financial condition and results of operations.

We may expand our business through acquisitions in the future, and any future acquisition may not be accretive and may negatively affect our business.

As part of our growth strategy, we may make future investments in businesses, new technologies, services and other assets that complement our business. We could fail to realize the anticipated benefits from these activities or experience delays or inefficiencies in realizing such benefits. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disruption to our ongoing operations, management distraction, exposure to additional liabilities and increased expenses, any of which could adversely impact our business, financial condition and results of operations. Our ability to make these acquisitions and investments could be restricted by the terms of our current and future indebtedness and to pay for these investments we may use cash on hand, incur additional debt or issue equity securities, each of which may affect our financial condition or the value of our stock and could result in dilution to our stockholders. Additional debt would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations.

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We have significant customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. Failure to attract, grow and retain a diverse and balanced customer base could harm our business and operating results.

We have a limited number of customers that account for a substantial portion of our revenues, which carries risks. We have a total of three customers that accounted for 50% of our revenues for the year ended December 31, 2022 and three customers who accounted for 54% of our revenues for the year ended December 31, 2021. In addition, revenues from these larger customers may fluctuate from time to time based on these customers’ business needs and customer experience, the timing of which may be affected by market conditions or other factors outside of our control. These customers could also potentially pressure us to reduce the prices we charge, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. If any of our large customers terminates their relationship with us or materially reduces the services they acquire from us, such termination or reduction could negatively affect our revenues and results of operations.

Our ability to attract, grow and retain a diverse and balanced customer base may affect our ability to maximize our revenues. Our ability to attract customers depends on a variety of factors, including our product offerings. If we are unable to develop or improve our product offerings, we may fail to develop, grow and retain a diverse and balanced customer base, which would adversely affect our business, financial condition and results of operations.

Our operations are subject to a variety of environmental, health and safety rules that can bring scrutiny from regulatory agencies and increase our costs.

Our operations are subject to environmental, health and safety rules, laws and regulations and we may be subject to additional regulations as our operations develop and expand. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. While we believe that the policies and programs we have in place are reasonably designed and implemented to assure compliance with these requirements and to avoid hazardous substance release liability with respect to our facilities, we may be faced with new or more stringent compliance obligations that could impose substantial costs.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”). The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our reputation, business, financial condition and results of operation.

From time to time, we may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant and which may harm our reputation. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with customers and suppliers; proprietary techniques and intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and any such exposure may be material. Regardless of outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

We must perform additional services and we are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequate.

In connection with becoming a reporting company under the Securities and Exchange Act of 1934 (“the Exchange Act”), we will become subject to periodic reporting and other obligations. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. These reporting and other obligations will place significant demands on our management, administrative and operational resources, including accounting resources.

We anticipate that we will need to hire additional tax, accounting and finance staff. We are reviewing the adequacy of our systems, financial and management controls, and reporting systems and procedures, and we intend to make any necessary changes. If we are unable to upgrade our financial and management controls, reporting systems and procedures in a timely and effective fashion, we may not be able to satisfy our obligations as a public company on a timely basis.

Environmental, social and governance matters may cause us to incur additional costs.

Some legislatures, government agencies and listing exchanges have mandated or proposed, and others may in the future further mandate, certain environmental, social and governance (“ESG”) disclosure or performance. For example, the Securities and Exchange Commission has proposed rules that would mandate certain climate-related disclosures. In addition, we may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards or expectations of stockholders, prospective investors, lawmakers, listing exchanges or other stakeholders. Failure to comply with ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact the value of our stock and related cost of capital, and limit our ability to fund future growth, or result in increased investigations and litigation.

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Risks Related to Syntec Optics’ Financial Position and Capital Requirements

Our business is capital intensive, and we may not be able to raise additional capital on attractive terms, if at all. Any further indebtedness we incur may limit our operational flexibility in the future.

Over time, we expect that we will need to raise additional funds, including through the issuance of equity, equity-related or debt securities or by obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs, such as research and development relating to our advanced manufacturing related products, expansion of our facilities, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could experience significant dilution. Any equity securities issued may provide for rights, preferences, or privileges senior to those of common stockholders. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of common stockholders.

As of June 30, 2023, we had approximately $9.8 million in outstanding indebtedness. We may be unable to repay our indebtedness when due, or we may be unable to refinance our indebtedness on acceptable terms or at all. The incurrence of additional debt could adversely impact our business, including limiting our operational flexibility by:

●	making it difficult for us to pay other obligations;

●	increasing our cost of borrowing from other sources;

●	making it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, investments, acquisitions, debt service requirements, or other purposes;

●	restricting us from making acquisitions or causing us to make divestitures or similar transactions;

●	requiring us to dedicate a substantial portion of our cash flow from operations to service and repay our indebtedness, reducing the amount of cash flow available for other purposes;

●	placing us at a competitive disadvantage compared to our less leveraged competitors; and

●	limiting our flexibility in planning for and reacting to changes in our business.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The agreements governing our indebtedness restrict us from engaging in specified types of transactions. These restrictive covenants restrict our ability to, among other things:

●	incur additional indebtedness; and

●	create or incur encumbrances or liens.

Under the agreements governing our indebtedness, we are also subject to certain financial covenants, including maintaining minimum levels of Adjusted EBITDA, a minimum fixed charge coverage ratio, and debt service ratio. We cannot guarantee that we will be able to maintain compliance with these covenants or, if we fail to do so, that we will be able to obtain waivers from the applicable lender(s) and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business.

A breach of any of the covenants in the agreements governing our existing or future indebtedness could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies, which could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under our existing or future credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, our obligations under our indebtedness are secured by, among other things, a security interest in our proprietary techniques and intellectual property. During the existence of an event of default under our credit agreements, the applicable lender could exercise its rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for our obligations under such credit facility.

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Risks Related to Ownership of OmniLit Securities and the Business Combination

The Sponsor and the Insiders have agreed to vote in favor of the Business Combination, regardless of how OmniLit’s public stockholders vote.

The Sponsor and the Insiders have agreed to vote any shares of common stock owned by them in favor of the business combination proposal. As of the date of this proxy statement, the Sponsor and the Insiders own shares equal to approximately 78% of OmniLit’s issued and outstanding shares of common stock. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if the Sponsor and the Insiders agreed to vote any shares of common stock owned by them in accordance with the majority of the shares represented at the annual meeting by the public stockholders. Based upon the approximate 78% ownership of the Sponsor and the Insiders, we will have sufficient stockholder approval to approve the Business Combination.

The Sponsor, certain members of the OmniLit Board and certain OmniLit officers have interests in the Business Combination that are different from or are in addition to the OmniLit stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement.

When considering the OmniLit Board’s recommendation that our stockholders vote in favor of the approval of the business combination proposal and the other proposals described in this proxy statement, our stockholders should be aware that the Sponsor and certain directors and officers of OmniLit have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders generally. These interests include:

●	Al Kapoor, OmniLit’s current Chief Executive Officer and Chairman, is the current Chairman and majority stockholder of Syntec Optics and will become a director of New Syntec Optics after the Closing. As such, Mr. Kapoor will receive a portion of the Aggregate Merger Consideration in this transaction that will not be received by OmniLit’s public stockholders, and in the future he may receive cash fees, stock options or stock awards that the post- combination board of directors determines to pay to its executive and non-executive directors.

●	None of OmniLit’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

●	Each of OmniLit’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.

●	If the Business Combination or another business combination is not consummated by November 12, 2023 (unless this deadline is extended pursuant to OmniLit’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), OmniLit will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Imperial Capital would also not be entitled to receive the fees described below in such an event.

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●	If OmniLit is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances for ensuring that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by OmniLit for services rendered or contracted for or products sold to OmniLit. If OmniLit consummates an initial business combination, on the other hand, OmniLit will be liable for all such claims.

●

OmniLit’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on OmniLit’s behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2023, no out-of-pocket expenses have been incurred by OmniLit’s officers, directors, and their affiliates in connection with such activities, and we estimate there to be no out-of-pocket expenses in the future. There are currently no limitations to such reimbursement expenses. If OmniLit fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, OmniLit may not be able to reimburse these expenses if the Business Combination or another initial business combination, is not completed within the completion window.

●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.

●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the OmniLit IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Syntec Optics common stock trades below the price paid for the units in the OmniLit IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.

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●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.

The personal and financial interests of our officers and directors may have influenced their motivation in identifying and selecting Syntec Optics, and completing an initial business combination with Syntec Optics and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline of November 12, 2023 (unless this deadline is extended pursuant to OmniLit’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents) for completing an initial business combination nears.

The OmniLit Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the OmniLit stockholders that they vote “FOR” the proposals presented at the annual meeting.

The Sponsor may have interests in the Business Combination different from the interests of OmniLit’s public stockholders.

The Sponsor has financial interests in the Business Combination that are different from, or in addition to, those of other OmniLit stockholders generally. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. In addition, the Sponsor may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor may have a conflict of interest in determining whether Syntec Optics is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. See the sections entitled “Summary of the Proxy Statement — Interests of Certain Persons in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The OmniLit Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to OmniLit stockholders that they approve the Business Combination.

The Sponsor, OmniLit’s directors and affiliates of OmniLit’s management team may receive a positive return on the Founder Shares and private placement warrants even if OmniLit’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If OmniLit is able to complete a business combination within the required time period, the Sponsor may receive a positive return on the Founder Shares, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to OmniLit’s IPO, and the private placement warrants. Imperial Capital and I-Bankers received private warrants forgoing part of the broker fee at IPO.

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The OmniLit’s Board’s determination, based on its review and analysis of the Updated Projections, that the fairness opinion prepared by The Benchmark Company will not be updated, may have material adverse consequences for stockholders relying on The Benchmark Company’s written fairness opinion, dates May 9, 2023.

The OmniLit Board determined, based on its review and analysis of the Updated Projections, the Updated Projections would not alter the conclusion reached by The Benchmark Company because the ascribed enterprise value of $325 million was still within the implied value range. Updated Projections were based on assumptions and estimates that are difficult to project and were subject to high levels of uncertainty and also significant execution risk. Based on the Updated Projections, recalculated analysis was completed by OmniLit’s COO and CFO within the series of financial analyses as described in the section “Due Diligence Process” which may not be accurate. The approach for recalculating this analysis was to use the same underlying data and assumptions as of May 2023 in the three customary approaches in the analyses and recalculate the implied enterprise value range based on the Updated Projections. This approach and the results therefore may differ significantly for different analysts.

The recalculated analysis based on the Updated Projections may differ from actual results for reasons including:

●	the average implied enterprise value range of all three approaches using the Updated Projections was $295 million to $610 million;

●	Syntec Optics’ ascribed enterprise value of $325 million was still within the implied enterprise value range when considering the Updated Projections;

●	a determination not to request The Benchmark Company to update its fairness opinion to reflect the Updated Projections; and

●	a determination that the Updated Projections would not alter the conclusion reached by The Benchmark Company in its fairness opinion based upon this recalculated analysis because the ascribed enterprise value of $325 million was still within the implied value range when considering the Updated Projections and appears on the lower end of the value range;

Nasdaq may not continue to list our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock and public warrants are currently listed on Nasdaq and will be listed on Nasdaq upon consummation of the Business Combination, which is contingent upon approval from Nasdaq of the listing of the common stock and warrants, and these conditions are not waivable. If New Syntec Optics fails to continue to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum Market Value of Publicly Held Shares (“MVPHS”), Nasdaq may take steps to de-list New Syntec Optics common stock. As a result of several factors, OmniLit’s MVPHS fell below the Nasdaq requirement of $15,000,000. Such a de-listing would likely have a negative effect on the price of OmniLit common stock and would impair your ability to sell or purchase OmniLit’s common stock when you wish to do so. In the event of a de-listing, New Syntec Optics would take actions to restore its compliance with Nasdaq Marketplace Rules, but it can provide no assurances that its efforts will be successful, and the listing of New Syntec Optics common stock would be restored, that New Syntec Optics common stock will remain above the Nasdaq minimum bid price requirement or that it otherwise will remain in compliance with the Nasdaq Marketplace Rules.

Our continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed. There can be no assurance that New Syntec Optics will be able to comply with the continued listing standards of the Nasdaq following the Business Combination. If, after the Business Combination, the Nasdaq delists New Syntec Optics common stock from trading on its exchange for failure to meet the listing standards, Syntec Optics’ stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for New Syntec Optics’ securities;

●	reduced liquidity for New Syntec Optics’ securities;

●	a determination that New Syntec Optics common stock is a “penny stock,” which would require brokers trading in such securities to adhere to more stringent rules, could adversely impact the value of New Syntec Optics’ securities and/or possibly result in a reduced level of trading activity in the secondary trading market for New Syntec Optics’ securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Future resales of our outstanding securities, including the registration of securities for resale under the Registration Rights Agreement, may cause the market price of our securities to drop significantly, even if our business is doing well.

New Syntec Optics will have 68,513,687 shares of common stock outstanding immediately following the consummation of the Business Combination (assuming that no shares of OmniLit common stock are redeemed by OmniLit stockholders) and there may be a large number of shares of New Syntec Optics common stock sold in the market following the consummation of the Business Combination, or shortly thereafter. The 68,513,687 shares of New Syntec Optics common stock which will be outstanding immediately following the consummation of the Business Combination (assuming that no shares of OmniLit are redeemed by OmniLit stockholders) will be subject to registration right agreements.

At the closing of the Business Combination, New Syntec Optics will enter into the Registration Rights Agreement with certain stockholders party thereto, pursuant to which, among other things, such stockholders will be entitled to customary registration rights following their respective transfer-restriction periods. The sale or possibility of sale of these securities could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our common stock.

The Sponsor is liable for ensuring that proceeds of the trust are not reduced by vendor claims in the event an initial business combination is not consummated. It has also agreed to pay for any liquidation expenses if an initial business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Business Combination.

If the Business Combination or another initial business combination is not consummated by OmniLit within the completion window, the Sponsor will be liable under certain circumstances for ensuring that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by OmniLit for services rendered or contracted for or products sold to OmniLit. If OmniLit consummates an initial business combination, including the Business Combination, on the other hand, OmniLit will instead be liable for all such claims. Please see the section entitled “Other Information Related to OmniLit — Liquidation if No Business Combination” for further information. If OmniLit is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, the Sponsor has also agreed to pay the funds necessary to complete such liquidation and not to seek repayment for such expense. We currently do not anticipate that such funds will be insufficient.

These obligations of the Sponsor may have influenced the Sponsor’s decision to approve the Business Combination and to continue to pursue the Business Combination. In considering the recommendations of the OmniLit Board to vote for the business combination proposal and the other proposals described in this proxy statement, OmniLit’s stockholders should consider these interests.

The exercise of OmniLit’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in OmniLit’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require OmniLit to agree to amend the Business Combination Agreement, to consent to certain actions to be taken by Syntec Optics or to waive rights that OmniLit is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Syntec Optics’ business, a request by Syntec Optics to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Syntec Optics’ business and entitle Syntec Optics to terminate the Business Combination Agreement. In any such circumstances, it would be at OmniLit’s discretion, acting through the OmniLit Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what such directors believe is best for OmniLit and what he or they may believe is best for themselves in determining whether or not to take the requested action. As of the date of this proxy statement, OmniLit does not believe there will be any material changes or waivers that OmniLit’s directors and officers would be likely to make after the mailing of this proxy statement. To the extent required by law, OmniLit will circulate a new or amended proxy statement or supplement thereto in the event there are any changes to the terms of the Business Combination Agreement or the Business Combination that would have a material impact on its stockholders or are required prior to the vote on the business combination proposal.

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If OmniLit is unable to complete the Business Combination or another initial business combination by November 12, 2023 (or by the new deadline set pursuant to OmniLit’s covenant to extend the deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), OmniLit will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such event, third parties may bring claims against OmniLit and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.20 per share.

Under the terms of OmniLit’s current certificate of incorporation, OmniLit must complete an initial business combination before the end of the completion window, or OmniLit must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such an event, third parties may bring claims against OmniLit. Although OmniLit has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of OmniLit’s public stockholders. If OmniLit is unable to complete an initial business combination within the completion window, the Insiders have agreed to waive their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them. The Insiders have also agreed they will be personally liable under certain circumstances for ensuring that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by OmniLit for services rendered or contracted for or products sold to OmniLit. However, they may not be able to meet such obligation. Therefore, the per-share distribution amount from the trust account in such a situation may be less than $10.20 due to such claims.

Additionally, if OmniLit is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if OmniLit otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, OmniLit may not be able to return to its public stockholders at least $10.20 per share.

OmniLit’s stockholders may be held liable for claims by third parties against OmniLit to the extent of distributions received by them.

If OmniLit is unable to complete the Business Combination or another initial business combination within the completion window, OmniLit will (i) cease all operations except for the purpose of winding down, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably practicable following such redemption, subject to the approval of its remaining stockholders and the OmniLit Board, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject (in the case of (ii) and (iii) above) to its obligations to provide for claims of creditors and the requirements of applicable law. OmniLit cannot assure you that it will properly assess all claims that may be potentially brought against OmniLit. As such, OmniLit’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, OmniLit cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by OmniLit.

If OmniLit is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by OmniLit’s stockholders. Furthermore, because OmniLit intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete an initial business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the OmniLit Board may be viewed as having breached its fiduciary duties to OmniLit’s creditors and/or having acted in bad faith, thereby exposing itself and OmniLit to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. OmniLit cannot assure you that claims will not be brought against it for these reasons.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed, and any persons who may become officers or directors prior to an initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (a) we have sufficient funds outside of the trust account or (b) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

OmniLit’s public stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of OmniLit common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that OmniLit’s current stockholders have on the management of New Syntec Optics.

OmniLit’s public stockholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that OmniLit’s current stockholders have on the management of New Syntec Optics.

Syntec Optics employees and consultants hold and, after the Transactions are expected to be granted, equity awards under the 2023 Incentive Plan. OmniLit stockholders will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Syntec Optics common stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of OmniLit securities and may adversely affect prevailing market prices for our units, public shares or public warrants.

Having a minority ownership interest in New Syntec Optics may reduce the influence that OmniLit’s public stockholders have on the management of New Syntec Optics.

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The Sponsor and its affiliates will beneficially own a significant equity interest in OmniLit and may take actions that conflict with your interests.

The interests of Sponsor and its affiliates may not align with the interests of OmniLit and its other stockholders. The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with OmniLit. The Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to Syntec Optics’ business and, as a result, those acquisition opportunities may not be available to New Syntec Optics.

As a “controlled company” within the meaning of the Nasdaq corporate governance rules, New Syntec Optics is permitted to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if New Syntec Optics complied fully with Nasdaq corporate governance listing standards.

Upon consummation of the Business Combination, New Syntec Optics will become a “controlled company” as defined under the Nasdaq rules because it is expected that Mr. Kapoor, chairman of the New Syntec Optics Board, will own more than 50% of the total voting power of all issued and outstanding New Syntec Optics Class A Shares immediately following the consummation of the Business Combination. For so long as New Syntec Optics remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules.

As a “controlled company”, New Syntec Optics is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; and (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors.

New Syntec Optics intends to rely on the exemption available to a “controlled company” for the requirement that a majority of the board of directors must be comprised of independent directors under Nasdaq Rule 5605(b)(1). New Syntec Optics is not required to and will not voluntarily meet this requirement.

As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements.

The proposed business combination with Syntec Optics may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self- initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit and/or unwind it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

In our view, it is unlikely that the Business Combination would be subject to or impacted by a CFIUS review. We note that the Sponsor is not controlled by non-U.S. persons. Moreover, the parties have determined that Syntec Optics is not a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination. We do not anticipate any CFIUS-related delay.

Nevertheless, we may submit to CFIUS review on a voluntary basis or proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay the Business Combination, or impose conditions with respect to it, which may delay or prevent us from consummating the transaction.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate the Business Combination within the applicable time period required, including as a result of extended regulatory review, we will, as promptly as reasonably possible but not more than five business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, our stockholders will miss the opportunity to benefit from the Business Combination and the appreciation in value of such investment. Additionally, the warrants will be worthless.

Our Sponsor, directors or officers or their affiliates may elect to purchase shares from public stockholders, which could reduce the number of shares that may be redeemed in connection with the Business Combination and reduce the public “float” of OmniLit common stock.

Subject to applicable securities laws, our Sponsor, Insiders or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Sponsor, Insiders or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to reduce the number of shares of OmniLit common stock that may be redeemed in connection with the Business Combination and may include a business decision to increase such purchaser’s ownership at an attractive price.

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In addition, the Sponsor will waive any redemption rights with respect to any shares of OmniLit common stock purchased in Open Market Purchases and will not vote any shares of OmniLit common stock purchased in Open Market Purchases in favor of the Business Combination Proposal. The Sponsor may also enter into non-redemption agreements with third parties who also may purchase on the open market.

In addition, subject to applicable securities laws, Imperial Capital may make Open Market Purchases by purchasing shares of OmniLit common stock on the open market prior to the Closing and separate from the redemption process conducted in connection with the Business Combination. The purposes of any Open Market Purchases would be to reduce the number of shares of OmniLit common stock that may be redeemed in connection with the Business Combination and may include a business decision to increase such purchaser’s ownership at an attractive price. Imperial Capital will only make Open Market Purchases to the extent the price per common stock of OmniLit so acquired is no higher than the redemption price that would be available in connection with the redemption procedures described in this proxy statement. In addition, Imperial Capital will waive any redemption rights with respect to any shares of OmniLit common stock purchased in Open Market Purchases and will not vote any shares of OmniLit common stock purchased in Open Market Purchases in favor of the Business Combination Proposal.

If such purchases are made, the public “float” of OmniLit common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for OmniLit common stock.

We may issue additional shares of OmniLit common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of OmniLit common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or under our 2023 Incentive Plan, without stockholder approval, in a number of circumstances.

Our issuance of such additional shares of OmniLit common stock or other equity securities of equal or senior rank could have the following effects:

●	your proportionate ownership interest in OmniLit will decrease;

●	the relative voting strength of each previously outstanding share of common stock may be diminished; or

●	the market price of our shares of OmniLit common stock may decline.

The unaudited pro forma financial information included elsewhere in this proxy statement may not be indicative of what New Syntec Optics’ actual financial position or results of operations would have been.

OmniLit and Syntec Optics currently operate as separate companies and have had no prior history as a combined entity, and OmniLit’s and Syntec Optics’ operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Syntec Optics. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from OmniLit’s and Syntec Optics’ historical financial statements and certain adjustments and assumptions have been made regarding Syntec Optics after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement with respect to the estimated financial position and results of operations of Syntec Optics.

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In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Syntec Optics’ financial condition or results of operations following the Closing. Any potential decline in Syntec Optics’ financial condition or results of operations may cause significant variations in the stock price of New Syntec Optics.

OmniLit and Syntec Optics have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by OmniLit if the Business Combination is not completed.

OmniLit and Syntec Optics expect to incur significant costs associated with the Business Combination. These expenses will reduce the amount of cash available to be used for other corporate purposes by Syntec Optics if the Business Combination is not completed.

We may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their public warrants worthless.

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption; provided that the last reported sales price of OmniLit common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any ten Trading Days within a 30 Trading Day period ending three business days prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption rights provided that there is an effective registration statement covering the issuance of the shares of New Syntec Optics common stock issuable upon exercise of the New Syntec Optics warrants. Redemption of the outstanding warrants could force the warrant holders to (i) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of their warrants. If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” None of the private warrants will be redeemable by us so long as they are held by our Founders or their permitted transferees.

There is no guarantee that the public warrants will ever be “in the money,” and they may expire worthless and the terms of OmniLit’s warrants may be amended.

The exercise price for OmniLit public warrants is $11.50 per share of OmniLit common stock. Each warrant entitles the registered holder to purchase one-half of a share of OmniLit common stock at a price of $11.50 per whole share. If OmniLit is unable to complete an initial business combination, OmniLit’s warrants may expire worthless. Even if OmniLit consummates the Business Combination, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. Further, the exercise price for OmniLit public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the OmniLit public warrants are more likely to expire worthless.

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We may amend the terms of the warrants in a manner that may be adverse to holders if approved by the holders of at least a majority of the then-outstanding warrants. As a result, the exercise price of our warrants could be increased, the exercise period could be shortened and the number of shares of OmniLit common stock purchasable upon exercise of a warrant could be decreased without a warrant holder’s approval.

Our warrants were issued in registered form under the Warrant Agreement, between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or to cure, correct or supplement any defective provision or add or change any other provisions with respect to matters or questions arising under the Warrant Agreement as may be deemed necessary or desirable and shall not adversely affect the interests of the holders, but requires the approval by the holders of a majority of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of a majority of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of a majority of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period of the warrants or decrease the number of shares of OmniLit common stock purchasable upon exercise of a warrant.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of certain key personnel, including the key personnel of Syntec Optics whom we expect to stay with the post- combination business following the Business Combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business and its financial condition could suffer as a result.

Our ability to successfully effect the Business Combination and to be successful thereafter is dependent upon the efforts of our key personnel, including the key personnel of Syntec Optics. Although some key personnel may remain with the post-combination business in senior management or advisory positions following the Business Combination, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our post-combination business. New Syntec Optics’ success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of Syntec Optics’ officers, be it upon the closing of the Business Combination or at some point following the consummation of the Business Combination, could have a material adverse effect on New Syntec Optics’ business, financial condition or operating results.

New Syntec Optics will have a classified board of directors

The Post-Closing New Syntec Optics Certificate of Incorporation will provide for a classified Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the New Syntec Optics board of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of New Syntec Optics as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

OmniLit and Syntec Optics will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on OmniLit and Syntec Optics. These uncertainties may impair our or Syntec Optics’ ability to retain and motivate key personnel and could cause third parties that deal with Syntec Optics or OmniLit to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, our or Syntec Optics’ business could be harmed.

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The ability of OmniLit’s public stockholders to exercise redemption rights with respect to a large number of shares of OmniLit’s Class A common stock could reduce the amount of working capital available to New Syntec Optics upon the closing of the Transaction and could adversely affect the completion of the Transaction.

As of the date hereof, OmniLit does not know how many of its public stockholders will exercise their redemption rights in advance of the closing of the Transaction. If a larger number of OmniLit’s public stockholders elect to redeem their common stock than OmniLit had expected when it entered into the definitive documents relating to the Transaction, this could lead to a failure to consummate the Transaction and a failure to maintain the listing of its securities on the Nasdaq, which could impair OmniLit’s ability to fund its operations and adversely affect its business, financial condition and results of operations. Redemptions above 78%, assuming the approximate redemption value per share of $10.49, may cause OmniLit to be unable to meet its obligations for the estimated $3.0 million in transaction fees.

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, holders of shares of Syntec Optics common stock may incur a substantially greater U.S. federal income tax liability as a result of the Merger.

The parties intend for the Merger to be treated as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. There are technical uncertainties, however, as to whether the Merger qualifies for such intended tax treatment. If the Merger does not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a holder holding Syntec Optics common stock generally would be treated as selling its Syntec Optics common stock in exchange for New Syntec Optics common stock in a taxable transaction. The obligations of Syntec Optics and OmniLit to complete the Merger are not conditioned on the receipt of an opinion from Woods Oviatt Gilman LLP to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Merger will occur even if it does not so qualify. Neither Syntec Optics nor OmniLit has requested, and neither intends to request, a ruling from the U.S. Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a contrary position. Accordingly, each holder of Syntec Optics common stock is urged to consult its own tax advisor with respect to the particular tax consequence of the Merger to such holder.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings;

●	changes in tax laws, regulations or interpretations thereof; or

●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, New Syntec Optics may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which could have a significant negative effect on New Syntec Optics’ financial condition, results of operations and New Syntec Optics’ stock price, which could cause you to lose some or all of your investment.

Going public through a merger rather than an underwritten offering, as Syntec Optics is seeking to do through the Business Combination, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Although OmniLit has conducted due diligence on the Syntec Optics business, OmniLit cannot assure you that this due diligence has identified all material issues that may be present in Syntec Optics’ business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Syntec Optics’ business and outside of OmniLit’s and Syntec Optics’ control will not later arise. As a result of these factors, OmniLit may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if OmniLit’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with OmniLit’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on OmniLit’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about New Syntec Optics or its securities. Accordingly, any of OmniLit’s stockholders who choose to remain stockholders of OmniLit following the Business Combination could suffer a reduction in the value of their shares and these stockholders are unlikely to have a remedy for the reduction in value.

Risks Related to the Financings

Securities issued in the private placement will be restricted securities and will not be registered upon issuance and therefore will be subject to securities law restrictions on transferability until such time as the resale of such securities is registered or an exemption from registration is available.

We have not raised a PIPE and are not registering any PIPE shares under the Securities Act or any state securities laws at this time. However, under the terms of the Restated Registration Rights Agreement, we have agreed that as soon as practicable, but in no event later than 30 business days after the Closing, we will file with the SEC a registration statement for the registration under the Securities Act of any PIPE shares raised and thereafter will use commercially reasonable efforts to cause the same to become effective no later than the earlier of (a) the ninetieth (90th) calendar day following the Closing Date if the SEC notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified in writing by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review, and to maintain such registration statement in accordance with the provisions of the Registration Rights Agreement. However, we cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order.

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If the PIPE shares are not registered, qualified or exempt from registration or qualification, the holder of such PIPE shares will not be entitled to sell its shares.

There can be no assurance that OmniLit will be able to raise sufficient capital to consummate the Transaction or for use by New Syntec Optics following the Transaction.

As of December 31, 2022, there was approximately $14 million in OmniLit’s trust account. Nevertheless, there can be no assurances that OmniLit will be able to obtain all of the cash in OmniLit’s trust account. In particular, if there are significant redemptions, the amount of cash left remaining in OmniLit’s trust account upon consummation of the Business Combination will be lower than anticipated. The definitive agreements providing for financings mentioned above will be subject to certain conditions that may not be met. Any such shortfall may also materially reduce the amount of available working capital for New Syntec Optics, which may materially and adversely affect New Syntec Optics’ business, financial condition and results of operations.

Risks Related to the Redemption

You must tender your shares of OmniLit common stock in order to validly seek redemption at the annual meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your common stock certificates to the Transfer Agent or to deliver your shares of OmniLit common stock to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares of OmniLit common stock, in each case, by two business days prior to the originally scheduled vote on the business combination proposal. The requirement for physical or electronic delivery by two business days prior to the originally scheduled vote on the business combination proposal ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is approved. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

OmniLit does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for OmniLit to complete an initial business combination with which a substantial majority of OmniLit’s stockholders do not agree.

OmniLit’s existing charter does not provide a specified maximum redemption threshold, except that OmniLit will not redeem public shares in an amount that would cause OmniLit’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately prior to or upon the consummation of the Business Combination. As a result, OmniLit may be able to complete the Business Combination even though a substantial portion of public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement, no agreements with respect to the private purchase of public shares by OmniLit or the persons described above have been entered into with any such investor or holder. OmniLit will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or other proposals (as described in this proxy statement) at the annual meeting. The Insiders have agreed not to redeem any OmniLit common stock held by them in connection with a stockholder vote to approve the Business Combination.

In the event that the aggregate cash consideration that OmniLit would be required to pay for all shares of OmniLit common stock that are validly submitted for redemption, plus any amount required to satisfy the foregoing cash condition pursuant to the terms of the Business Combination Agreement, exceeds the aggregate amount of cash available to OmniLit, OmniLit may not complete the Business Combination or redeem any shares, all shares of OmniLit common stock submitted for redemption will be returned to the holders thereof and OmniLit may instead search for an alternate initial business combination.

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of OmniLit common stock included in the units sold in the OmniLit IPO unless such stockholder first obtains OmniLit’s prior consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, OmniLit will require each public stockholder seeking to exercise redemption rights to certify to OmniLit whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to OmniLit at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which OmniLit makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over OmniLit’s ability to consummate the Business Combination and you could suffer a material loss on your investment in OmniLit if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if OmniLit consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the shares sold in the OmniLit IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. OmniLit cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of shares of OmniLit common stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge OmniLit’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

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However, OmniLit’s stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a stockholder’s decision to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of OmniLit might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of OmniLit who wish to redeem their shares of OmniLit common stock for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement, they will not be entitled to redeem their shares of OmniLit common stock for a pro rata portion of the funds held in the trust account.

Stockholders electing to redeem their shares of OmniLit common stock will receive their pro rata portion of the trust account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “Annual meeting of OmniLit Stockholders — Redemption Rights” of this proxy statement for additional information on how to exercise your redemption rights.

If, despite OmniLit’s compliance with the proxy rules, a stockholder fails to receive OmniLit proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of OmniLit common stock. In addition, the proxy materials that OmniLit is furnishing to holders of public shares of OmniLit common stock in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem public shares of OmniLit common stock. In the event that a stockholder fails to comply with these procedures, its shares of OmniLit common stock may not be redeemed.

The nominal purchase price paid by our Sponsor for the Founder Shares may significantly dilute the implied value of your public shares in the event we consummate an initial business combination, and our Sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our public shares to materially decline.

On May 20, 2021, our sponsor purchased 4,312,500 founder shares. On September 27, 2021, our sponsor forfeited 718,750 shares for no consideration. On November 1, 2021, we effected a 1 1/3-to-1 forward stock split on our founder shares and as a result our sponsor owns 4,791,667 shares for an aggregate purchase price of $25,000, or approximately $0.005 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 25% of the outstanding shares upon completion of our IPO. The founder shares (including the Class A common stock issuable upon exchange thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 12 months after the completion of our initial business combination.

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On November 12, 2021, simultaneously with the consummation of our IPO, we sold to our sponsor, Imperial Capital, LLC, and I-Bankers Securities in a private placement an aggregate of 6,920,500 private warrants at a price of $1.00 per warrant, generating total proceeds of $6,920,500. The private warrants are identical to the public warrants, except that they: (i) may not, including the Class A common stock issuable upon exercise of these warrants, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination (subject to certain limited exceptions); and (ii) will be entitled to registration rights.

While we offered our units at an offering price of $10.00 per unit and the amount in our trust account was initially $10.20 per public share, implying an initial value of $10.00 per public share, our sponsor paid only a nominal purchase price of approximately $.005 per share. As a result, the value of your public shares may be significantly diluted in the event we consummate an initial business combination. For example, the following table shows the public stockholders’ and Sponsor’s investment per share and how that compares to the implied value of one of our shares upon the consummation of our initial business combination if at that time we were valued at $14,011,070, which is the amount we would have for our initial business combination in the trust account assuming no interest is earned on the funds held in the trust account and no public shares are redeemed in connection with our initial business combination. At such valuation, each of our public shares would have an implied value of $2.28 per share, which is a 77.2% decrease as compared to the initial implied value per public share of $10.00.

OmniLit public shares	1,348,049
OmniLit Founder Shares	4,791,667
Total OmniLit shares	6,139,716
Total funds in trust available for initial business combination(1)	$14,011,070
Implied value per share	$2.28
Public stockholders’ investment per share(2)	$10.00
Sponsor’s investment per share	$0.005

(1)	Does not take into account other potential impacts on our valuation at the time of the initial business combination, such as the value of our public and private warrants, the trading price of our public shares, the business combination transaction costs (including payment of deferred underwriting commissions), any equity issued or cash paid to the target’s sellers or other third parties, or the target’s business itself, including its assets, liabilities, management and prospects.

(2)	While the public stockholders’ investment is in both the public shares and the public warrants, for purposes of this table the full investment amount is ascribed to the public shares only.

While the implied value of our public shares may be diluted, the implied value of $2.28 per share would represent a significant implied profit for our sponsor relative to the initial purchase price of the Founder Shares. Our sponsor and its affiliates invested an aggregate of $6,945,500 in us in connection with our initial public offering, comprised of the $25,000 purchase price for the Founder Shares and the $6,920,500 purchase price for the private warrants. At $2.28 per share, the 4,791,667 Founder Shares would have an aggregate implied value of $10,925,000. As a result, even if the trading price of our public shares significantly declines, our sponsor will stand to make significant profit on its investment in us. In addition, our sponsor could potentially recoup its entire investment in us even if the trading price of our public shares were as low as $1.43 per share and even if the private warrants are worthless (without considering the forfeited Founder Shares as part of the Non-Redemption Agreements related to the 2022 Special Meeting of Stockholders). As a result, our sponsor is likely to make a substantial profit on its investment in us even if we select and consummate an initial business combination that causes the trading price of our public shares to decline, while our public stockholders who purchased their units in this offering could lose significant value in their public shares. Our sponsor may therefore be economically incentivized to consummate an initial business combination with a riskier, weaker-performing or less-established target business than would be the case if our sponsor had paid the same per share price for the Founder Shares as our public stockholders paid for their public shares.

A new 1% U.S. federal excise tax may be imposed upon us in connection with the redemptions by us of our OmniLit common stock.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act (the “IRA”), which, among other things, imposes a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic corporations and certain domestic subsidiaries of publicly traded foreign corporations. This excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. Generally, the amount of the excise tax is 1% of the fair market value of the shares repurchased at the time of the repurchase. For the purposes of calculating the excise tax, the repurchasing corporation is permitted to net the fair market value of certain new stock issuances against the fair market value of the stock repurchases that occur in the same taxable year. The IRA excise tax applies to repurchases that occur after December 31, 2022. The U.S. Treasury Department and the IRS have recently issued Notice 2023-2 in which they indicated their intention to propose regulations on the excise tax and issued certain interim rules on which taxpayers may rely.

Any repurchases or redemption of our OmniLit common stock that occurs after December 31, 2022, in connection with the Business Combination may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with the Business Combination would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the structure of the Business Combination, (iii) the nature and amount of any other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the regulations and other guidance issued by the U.S. Treasury Department and the IRS. Since the excise tax would be payable by us and not by the redeeming holder, we have yet to determine the mechanics of any required payment of the excise taxes. Any excise tax payable by us may cause a reduction in the cash available to us to complete the Business Combination, could affect our ability to complete the Business Combination, and may cause a reduction in amounts available for redemptions.

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Risks If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the OmniLit Board will not have the ability to adjourn the annual meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The OmniLit Board is seeking approval to adjourn the annual meeting to a later date or dates if, at the annual meeting, OmniLit is unable to consummate the Business Combination. If the Adjournment Proposal is not approved, the OmniLit Board will not have the ability to adjourn the annual meeting to a later date and, therefore, the Business Combination would not be completed.

Risks Related to Ownership of New Syntec Optics’ Common Stock

If securities or industry analysts do not publish research or reports about New Syntec Optics, or publish negative reports, New Syntec Optics’ stock price and trading volume could decline.

The trading market for New Syntec Optics’ common stock will depend, in part, on the research and reports that securities or industry analysts publish about New Syntec Optics. New Syntec Optics will not have any control over these analysts. If New Syntec Optics’ financial performance fails to meet analyst estimates or one or more of the analysts who cover New Syntec Optics downgrade its common stock or change their opinion, New Syntec Optics’ stock price would likely decline. If one or more of these analysts cease coverage of New Syntec Optics or fail to regularly publish reports on New Syntec Optics, it could lose visibility in the financial markets, which could cause New Syntec Optics’ stock price or trading volume to decline.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of New Syntec Optics’ securities may decline. Additionally, trading prices for New Syntec Optics’ securities could be highly volatile, and purchasers of New Syntec Optics securities could incur substantial losses.

If the benefits of the Business Combination do not meet the expectations of investors, stockholders or securities analysts, the market price of New Syntec Optics’ securities following the consummation of the Business Combination may decline. The market values of New Syntec Optics’ securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement, or the date on which Syntec Optics’ stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Syntec Optics’ securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for stock relating to the Syntec Optics business and trading in shares of OmniLit common stock has not been active. Accordingly, the valuation ascribed to the Syntec Optics business and OmniLit common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination.

The trading price of the New Syntec Optics common stock following the Business Combination may fluctuate substantially and may be lower than its current price. This may be especially true for companies like ours with a small public float. If an active market for New Syntec Optics’ securities develops and continues, the trading price of New Syntec Optics’ securities following the Business Combination could be volatile and subject to wide fluctuations. The trading price of the New Syntec Optics common stock following the Business Combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond New Syntec Optics’ control and may not be related to New Syntec Optics’ operating performance. These fluctuations could cause you to lose all or part of your investment in the New Syntec Optics common stock since you might be unable to sell your shares at or above the price attributed to them in the Business Combination. Any of the factors listed below could have a material adverse effect on your investment in New Syntec Optics’ securities and New Syntec Optics’ securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Syntec Optics’ securities may not recover and may experience a further decline.

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Factors affecting the trading price of New Syntec Optics securities following the Business Combination may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to ours;

●	changes in the market’s expectations about our operating results;

●	the public’s reaction to our press releases, other public announcements and filings with the SEC;

●	speculation in the press or investment community;

●	actual or anticipated developments in New Syntec Optics’ business, competitors’ businesses or the competitive landscape generally;

●	innovations or new products developed by New Syntec Optics or its competitors;

●	manufacturing, supply or distribution delays or shortages;

●	any changes to New Syntec Optics’ relationship with any manufacturers, suppliers, licensors, future collaborators, or other strategic partners;

●	the operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning New Syntec Optics or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to ours;

●	changes in laws and regulations affecting New Syntec Optics’ business;

●	commencement of, or involvement in, litigation involving New Syntec Optics;

●	changes in New Syntec Optics’ capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of New Syntec Optics common stock available for public sale;

●	any major change in New Syntec Optics board of directors or management;

●	sales of substantial amounts of New Syntec Optics common stock by our directors, officers or significant stockholders or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, “trade wars,” pandemics (such as COVID-19) and acts of war or terrorism (including the Russia-Ukraine conflict); and

●	other risk factors and other matters described or referenced under the sections “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Broad market and industry factors may materially harm the market price of New Syntec Optics’ securities irrespective of New Syntec Optics’ operating performance. The stock market in general and Nasdaq have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Syntec Optics’ securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Syntec Optics could depress New Syntec Optics’ stock price regardless of New Syntec Optics’ business, prospects, financial conditions or results of operations. Broad market and industry factors, including, most recently, the impact of the novel coronavirus, COVID-19, and any other global pandemics, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of the New Syntec Optics common stock, regardless of New Syntec Optics’ actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following the Business Combination. A decline in the market price of New Syntec Optics’ securities also could adversely affect New Syntec Optics’ ability to issue additional securities and New Syntec Optics’ ability to obtain additional financing in the future.

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In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

An active trading market for New Syntec Optics’ securities may not be available on a consistent basis to provide stockholders with adequate liquidity.

OmniLit intends to apply to list the New Syntec Optics common stock and warrants on Nasdaq under the symbols “OPTX” and “OPTXW” respectively, and to trade on that market. However, New Syntec Optics cannot assure you that an active trading market for its common stock will be sustained. Accordingly, New Syntec Optics cannot assure you of the liquidity of any trading market, your ability to sell your shares of its common stock when desired or the prices that you may obtain for your shares.

Warrants will become exercisable for New Syntec Optics’ common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Syntec Optics’ stockholders.

Warrants will become exercisable for the Company’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. Following the Business Combination, there will be 7,187,500 outstanding public warrants to purchase 7,187,500 shares of common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the OmniLit IPO, which closed on November 12, 2021. In addition, there will be 6,920,500 private warrants outstanding exercisable for 6,920,500 shares of common stock at an exercise price of $11.50 per share.

To the extent such warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of the Company’s common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the Company’s common stock, the impact of which is increased as the value of our stock price increases.

New Syntec Optics’ operating results may fluctuate significantly following the Business Combination, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance it may provide.

New Syntec Optics’ quarterly and annual operating results may fluctuate significantly, which makes it difficult for it to predict its future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of its control, including, but not limited to:

●	New Syntec Optics’ ability to engage target customers and successfully convert these customers into meaningful orders in the future;

●	the size and growth of the potential markets for New Syntec Optics’ products and its ability to serve those markets;

●	the level of demand for any products, which may vary significantly;

●	future accounting pronouncements or changes in its accounting policies; and

●	macroeconomic conditions, both nationally and locally; and

●	any other change in the competitive landscape of its industry, including consolidation among New Syntec Optics’ competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in New Syntec Optics’ quarterly and annual operating results. As a result, comparing its operating results on a period- to-period basis may not be meaningful. Investors should not rely on its past results as an indication of its future performance.

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This variability and unpredictability could also result in its failing to meet the expectations of industry or financial analysts or investors for any period. If New Syntec Optics’ revenue or operating results fall below the expectations of analysts or investors or below any forecasts New Syntec Optics may provide to the market, or if the forecasts it provides to the market are below the expectations of analysts or investors, the price of New Syntec Optics common stock could decline substantially. Such a stock price decline could occur even when it has met any prior publicly stated revenue or earnings guidance it may provide.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely effect New Syntec Optics’ business, investments and results of operations.

New Syntec Optics will be subject to laws, regulations and rules enacted by national, regional, and local governments and Nasdaq. In particular, New Syntec Optics will be required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on New Syntec Optics’ business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on New Syntec Optics’ business and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940 (the “Investment Company Act”). These rules, if adopted, whether in the form proposed or in revised form, may have a materially adverse effect on our ability to negotiate and complete our initial business combination and may increase the costs and time related thereto.

New Syntec Optics does not intend to pay dividends on its common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of New Syntec Optics’ common stock.

New Syntec Optics currently intends to retain any future earnings to finance the operation and expansion of its business and New Syntec Optics does not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

The rights of holders of OmniLit and Syntec Optics capital stock will change as a result of the Business Combination.

Upon completion of the Business Combination, stockholders of OmniLit and stockholders of Syntec Optics will be stockholders of New Syntec Optics. Their rights as stockholders of New Syntec Optics will be governed by New Syntec Optics’ certificate of incorporation, bylaws and Delaware corporation law.

The terms of New Syntec Optics’ certificate of incorporation and bylaws are in some respects different from the terms of OmniLit’s current certificate of incorporation and bylaws and Syntec Optics’ articles of incorporation and bylaws. For more information, see the section of this proxy statement/prospectus titled “Comparison of Stockholders’ Rights.”

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The second amended and restated certificate of incorporation, as will be in effect following the completion of the Business Combination, will designate specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of New Syntec Optics’ stockholders to obtain a favorable forum for disputes with New Syntec Optics or its directors, officers or employees.

The second amended and restated certificate of incorporation, as will be in effect following the completion of the Business Combination, will require, to the fullest extent permitted by law, that derivative actions brought in New Syntec Optics’ name, actions against current or former directors, officers or other employees for breach of fiduciary duty, any action asserting a claim arising pursuant to any provision of the DGCL, the second amended and restated certificate of incorporation or the New Syntec Optics amended and restated bylaws, any action asserting a claim governed by internal affairs doctrine of the State of Delaware or any other action asserting an “internal corporate claim” (as defined in Section 115 of the DGCL), confers jurisdiction to the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction thereof, any state court located in the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), unless New Syntec Optics consents in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The second amended and restated certificate of incorporation also provides that, unless New Syntec Optics consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Syntec Optics and New Syntec Optics’ directors, officers or other employees and may have the effect of discouraging lawsuits against New Syntec Optics’ directors, officers and other employees. Furthermore, stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.

In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the second amended and restated certificate of incorporation is inapplicable or unenforceable. In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it. If a court were to find the exclusive forum provision contained in the second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, New Syntec Optics may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, prospects, financial condition and operating results.

The second amended and restated certificate of incorporation, as will be in effect following the completion of the Business Combination, could discourage another company from acquiring New Syntec Optics and may prevent attempts by its stockholders to replace or remove its management.

Provisions in our second amended and restated certificate of incorporation and our amended and restated bylaws to be in effect immediately prior to the consummation of the Business Combination may discourage, delay or prevent, a merger, acquisition or other change in control of New Syntec Optics that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of New Syntec Optics common stock, thereby depressing the market price of its common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. As our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by New Syntec Optics stockholders to replace current members of our management team. These provisions provide, among other things, that:

●	the New Syntec Optics board of directors will be divided into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

●	the New Syntec Optics board of directors has the exclusive right to expand the size of its board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

●	New Syntec Optics stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders;

●	a special meeting of stockholders may be called only by a majority of the New Syntec Optics board of directors, which may delay the ability of New Syntec Optics stockholders to force consideration of a proposal or to take action, including the removal of directors;

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●	the second amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the New Syntec Optics board of directors may alter certain provisions of the New Syntec Optics amended and restated bylaws without obtaining stockholder approval;

●	the approval of the holders of at least sixty-six and two-thirds percent (66 2⁄3%) of the New Syntec Optics common shares entitled to vote at an election of the New Syntec Optics board of directors is required to adopt, amend, alter or repeal our amended and restated bylaws or amend, alter, change or repeal or adopt any provision of the second amended and restated certificate of incorporation inconsistent with the provisions of the New Syntec Optics second amended and restated certificate of incorporation regarding the election and removal of directors;

●	stockholders must provide advance notice and additional disclosures to nominate individuals for election to the New Syntec Optics board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain voting control of the New Syntec Optics common stock; and

●	the New Syntec Optics board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because New Syntec Optics is incorporated in Delaware, it will be governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of the New Syntec Optics outstanding voting stock from merging or combining with New Syntec Optics for a period of three years after the date of the transaction in which the person acquired in excess of 15% of the New Syntec Optics outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

New Syntec Optics will be an emerging growth company and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make New Syntec Optics’ common stock less attractive to investors.

OmniLit currently is, and following the Business Combination, New Syntec Optics will be, an “emerging growth company,” as defined in the JOBS Act. For as long as it continues to be an emerging growth company, New Syntec Optics may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	not being required to have an independent registered public accounting firm audit New Syntec Optics’ internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in New Syntec Optics’ periodic reports and annual report on Form 10-K; and

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, the stockholders may not have access to certain information that they may deem important. New Syntec Optics’ status as an emerging growth company will end as soon as any of the following takes place:

●	the last day of the fiscal year in which New Syntec Optics has at least $1.07 billion in annual revenue;

●	the date New Syntec Optics qualifies as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

●	the date on which New Syntec Optics has issued, in any three-year period, more than $1.0 billion in non- convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary of the OmniLit IPO.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. New Syntec Optics may elect to take advantage of this extended transition period and as a result, its financial statements may not be comparable with similarly situated public companies.

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New Syntec Optics cannot predict if investors will find New Syntec Optics’ common stock less attractive if it chooses to rely on any of the exemptions afforded emerging growth companies. If some investors find New Syntec Optics’ common stock less attractive because New Syntec Optics relies on any of these exemptions, there may be a less active trading market for New Syntec Optics’ common stock and the market price of New Syntec Optics’ common stock may be more volatile and may decline.

If New Syntec Optics fails to maintain an effective system of disclosure controls and internal control over financial reporting, New Syntec Optics’ ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in New Syntec Optics and, as a result, the market price of New Syntec Optics common stock.

As a public company, New Syntec Optics will be required to comply with the requirements of the Sarbanes-Oxley Act, including, among other things, that New Syntec Optics maintain effective disclosure controls and procedures and internal control over financial reporting. Syntec Optics is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by New Syntec Optics in the reports that New Syntec Optics will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to New Syntec Optics’ management, including New Syntec Optics’ principal executive and financial officers.

Syntec Optics must continue to improve its internal control over financial reporting. New Syntec Optics will be required to make a formal assessment of the effectiveness of its internal control over financial reporting and once New Syntec Optics ceases to be an emerging growth company, New Syntec Optics will be required to include an attestation report on internal control over financial reporting issued by New Syntec Optics’ independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, New Syntec Optics will be engaging in a process to document and evaluate New Syntec Optics’ internal control over financial reporting, which is both costly and challenging. In this regard, New Syntec Optics will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of New Syntec Optics’ internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that New Syntec Optics will not be able to conclude, within the prescribed time period or at all, that New Syntec Optics’ internal control over financial reporting is effective as required by Section 404 of the Sarbanes- Oxley Act. Moreover, New Syntec Optics’ testing, or the subsequent testing by New Syntec Optics’ independent registered public accounting firm, may reveal additional deficiencies in New Syntec Optics’ internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of New Syntec Optics’ financial statements and reports, which would likely have an adverse effect on the market price of New Syntec Optics’ common stock. In addition, New Syntec Optics could be subject to sanctions or investigations by the stock exchange on which New Syntec Optics’ common stock is listed, the SEC and other regulatory authorities.

Insiders will continue to have substantial influence over New Syntec Optics after the Business Combination, which could limit your ability to affect the outcome of key transactions, including a change of control.

It is anticipated that upon completion of the Business Combination and assuming no redemptions by OmniLit public stockholders, OmniLit’s public stockholders will retain an ownership interest of approximately 4% of New Syntec Optics, the Sponsor, officers, directors and other affiliates will own approximately 12% of New Syntec Optics, and the Syntec Optics stockholders will own approximately 84% (excluding the 26,000,000 Contingent Earnout Shares) of New Syntec Optics. Mr. Kapoor will own approximately 81% of the New Syntec Optics Common Stock following the Business Combination, which represents a majority ownership of New Syntec Optics. This ownership level is based upon his interests in both OmniLit Sponsor LLC and Syntec Optics, Inc.

Therefore, the Insiders (New Syntec Optics’ executive officers, directors and their affiliates as a group) of New Syntec Optics will control approximately 87%.

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As a result, these stockholders, if they act together, will be able to influence New Syntec Optics’ management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of New Syntec Optics’ organizational documents and approval of significant corporate transactions. Mr. Kapoor will retain voting and investment discretion following the business combination given Mr. Kapoor’s holdings of approximately 81% the outstanding shares of New Syntec Optics, will be able to influence the corporate decisions without having to act with other stockholders. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of New Syntec Optics and might affect the market price of New Syntec Optics’ common stock.

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that: (1) none of the public stockholders exercise their redemption rights with respect to their public shares; (2) OmniLit does not issue any additional equity securities prior to the Business Combination and no other event occurs that would change the Merger Consideration from what it would have been as of the date of the initial signing of the Business Combination Agreement; and (3) there is no exercise of OmniLit’s 14,108,000 outstanding warrants at an exercise price of $11.50 per share (which warrants are not exercisable until 30 days after the completion of the Business Combination). If the actual facts differ from these assumptions, the numbers of shares and percentage interests set forth above will be different.

Following the Closing, New Syntec Optics will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and operating results.

Following the consummation of the Business Combination, New Syntec Optics will face increased legal, accounting, administrative and other costs and expenses as a public company that Syntec Optics does not incur as a private company and these expenses may increase even more after New Syntec Optics is no longer an “emerging growth company.” The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the Nasdaq securities exchanges and Nasdaq Listing Rules, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Syntec Optics to carry out activities Syntec Optics has not done previously. For example, New Syntec Optics will create new board committees, enter into new insurance policies and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management or New Syntec Optics’ independent registered public accounting firm identifies additional material weaknesses in the internal control over financial reporting), New Syntec Optics could incur additional costs rectifying those issues, the existence of those issues could adversely affect New Syntec Optics’ reputation or investor perceptions of it and it may become more expensive to obtain director and officer liability insurance. Risks associated with New Syntec Optics’ status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Syntec Optics board of directors or as executive officers. In addition, as a public company, New Syntec Optics may be subject to stockholder activism, which can lead to substantial costs, distract management and impact the manner in which New Syntec Optics operates its business in ways it cannot currently anticipate. As a result of disclosure of information in this proxy statement and in filings required of a public company, New Syntec Optics’ business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, New Syntec Optics’ business and results of operations could be materially adversely affected and even if the claims do not result in litigation or are resolved in New Syntec Optics’ favor, these claims and the time and resources necessary to resolve them could divert the resources of New Syntec Optics’ management and adversely affect New Syntec Optics’ business and results of operations. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Syntec Optics to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Because there are no current plans to pay cash dividends on the New Syntec Optics common stock for the foreseeable future, you may not receive any return on investment unless you sell your New Syntec Optics common stock at a price greater than what you paid for it.

New Syntec Optics intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Syntec Optics common stock will be at the sole discretion of the New Syntec Optics board of directors. The New Syntec Optics board of directors may take into account general and economic conditions, New Syntec Optics’ financial condition and results of operations, New Syntec Optics’ available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by New Syntec Optics to its stockholders or by its subsidiaries to it and such other factors as the New Syntec Optics board of directors may deem relevant. As a result, you may not receive any return on an investment in New Syntec Optics common stock unless you sell your New Syntec Optics common stock for a price greater than that which you paid for it.

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DUE DILIGENCE PROCESS

OmniLit’s stockholders are urged to read the due diligence section carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by OmniLit, as well as other qualifications contained herein.

In connection with the due diligence, OmniLit made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances to enable OmniLit to perform due diligence. OmniLit also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. OmniLit’ procedures, investigations and financial analyses with respect to the performance of due diligence included, but were not limited to:

●	review of audited financial information for Syntec Optics for the years ended December 31, 2021 through December 31, 2022;

●	review of financial projections for New Syntec Optics for the calendar years 2023 through 2024, provided to us by management of Syntec Optics, approved for use by management of OmniLit (the “Financial Projections”), which are described in the section of this proxy statement/prospectus entitled “Certain Projected Financial Information of Syntec Optics”;

●	review of the Syntec Optics Investor Presentation dated January 2023;

●	review of the Business Combination Agreement;

●	review of the terms for the senior credit facilities renewed on July 15, 2021 by and between Syntec Optics and Citizens Bank;

●	review of OmniLit’s IPO Prospectus dated November 12, 2021;

●	review of OmniLit’s audited financial statements for the year ended December 31, 2021 and December 31, 2022, filed on form 10-K;

●	discussion of the information referred to above and the background and other elements of the Business Combination with the management of OmniLit and certain members of the OmniLit Board (in their capacity as members of the OmniLit Board);

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●	discussion with OmniLit management and Syntec Optics management regarding their plans and intentions with respect to the management and operation of New Syntec Optics following the completion of the Business Combination;

●	discussion with OmniLit management and certain members of the OmniLit Board (in their capacity as members of the OmniLit Board) regarding their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

●	performance of certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies deemed relevant for comparison to New Syntec Optics; and

●	conducting of such other analyses and considered such other factors as OmniLit deemed appropriate.

In performing its analyses with respect to the Business Combination, OmniLit:

●	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including OmniLit and Syntec Optics and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and did not independently verify such information;

●	relied upon the fact that the OmniLit Board and OmniLit have been advised by counsel as to all procedural and corporate matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been taken;

●	assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections, furnished by Syntec Optics to OmniLit were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and OmniLit expressed no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

●	assumed that information supplied by, and representations made by OmniLit and Syntec Optics and their respective management are substantially accurate regarding OmniLit, Syntec Optics, New Syntec Optics, and the Business Combination;

●	assumed that the representations and warranties made in the Business Combination Agreement are substantially accurate;

●	assumed that the final versions of all documents reviewed by OmniLit in draft form conform in all material respects to the drafts reviewed;

●	assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of OmniLit or Syntec Optics since the date of the most recent financial statements and other information made available to OmniLit, and that there is no information or facts that would make the information reviewed by OmniLit incomplete or misleading;

●	assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in a timely manner in accordance with the Business Combination Agreement without any material amendments thereto or any waivers of any terms or conditions thereof; and

●	assumed that the consummation of the Business Combination will comply in all respects with all applicable foreign, federal, state and local statutes, rules and regulations and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to OmniLit’ analysis, on OmniLit, Syntec Optics, New Syntec Optics or the contemplated benefits expected to be derived in the Business Combination.

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Opinion of Special Committee’s Financial Advisor

Benchmark provides investment banking and advisory services to institutions and companies, and its investment banking practice provides valuation services in connection with financings, and mergers and acquisitions for both public and private companies. Pursuant to a letter agreement dated April 5, 2023, the Special Committee of the Board retained Benchmark to act as financial advisor in connection with the Business Combination and to provide a written opinion (the “Benchmark Opinion”) to the Special Committee and the Board as to whether the consideration to be paid by OmniLit in the Business Combination is fair to OmniLit’s unaffiliated stockholders from a financial point of view. OmniLit selected Benchmark based on various considerations that included experience with similar transactions, reputation, knowledge of the relevant industry, fee proposal, and relevant qualifications of team members.

On April 26, 2023, Benchmark reviewed its preliminary financial analysis and rendered an oral opinion to the Board, and on May 9, 2023, Benchmark updated its financial analysis and confirmed its previously-rendered verbal opinion in writing by delivery of Benchmark’s written opinion addressed to the Special Committee, that the consideration to be paid by OmniLit in the Business Combination pursuant to the Agreement and Plan of Merger (the “Business Combination Agreement”), as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, is fair to OmniLit’s unaffiliated stockholders from a financial point of view.

The Benchmark Opinion is addressed to, and is intended for the use, information and benefit of the Special Committee and the Board (solely in their capacity as such) and only addressed the fairness, from a financial point of view, of the consideration to be paid by OmniLit in the Business Combination to OmniLit’s unaffiliated stockholders as of the date of such opinion and does not address any other aspect or implication of the Business Combination or any other agreement, arrangement, or understanding. The Benchmark Opinion does not address the underlying business decision of OmniLit to engage in the Business Combination, or the relative merits of the Business Combination as compared to any strategic alternatives that may be available to OmniLit; nor does it address any legal, regulatory, tax or accounting matters. Benchmark expressed no opinion or view as to any terms or other aspects of the Business Combination, including, without limitation, the form or structure of the Business Combination or any ongoing obligations of the parties pursuant to the Business Combination Agreement. The Benchmark Opinion addresses only the fairness, from a financial point of view, to the unaffiliated stockholders of OmniLit as of May 9, 2023, of the consideration to be paid in the Business Combination pursuant to the Business Combination Agreement.

The Benchmark Opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Benchmark as of the date of the Benchmark Opinion, and Benchmark assumed no responsibility for updating, revising or reaffirming the Benchmark Opinion based on circumstances, developments or events occurring after the date of the Benchmark Opinion. The issuance of the Benchmark Opinion was approved by its internal fairness opinion review committee. The Board has not obtained nor will obtain an additional updated fairness opinion prior to the Closing, and changes in the operations and prospects of Syntec Optics, general market and economic conditions and other factors that may be beyond the control of OmniLit and Syntec Optics, and on which the Benchmark Opinion was based, may alter the value of Syntec Optics or the price of OmniLit’s securities by the time the Business Combination is completed. The Benchmark Opinion does not speak to any date other than the date of such opinion, and as such, the Benchmark Opinion will not address the fairness of the consideration, from a financial point of view, at any date after the date of such opinion, including at the time the Business Combination is completed.

The full text of the written opinion of Benchmark, dated May 9, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex H to this joint proxy statement/prospectus. The following summary of Benchmark’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Benchmark provided its opinion for the information and assistance of the Special Committee and board in connection with their consideration of the Business Combination. Benchmark’s opinion was not intended to and does not constitute a recommendation as to how any of OmniLit’s stockholders should vote or take any action with respect to the Business Combination or any other matter.

In connection with rendering its opinion, Benchmark reviewed and considered such financial and other matters as deemed relevant thereby, including, among other things:

●	a draft of the Business Combination Agreement provided to us by OmniLit, dated May 5, 2023;

●	certain information relating to the historical, current and future operations, financial condition and prospects of the Company, made available to us by OmniLit, including consolidated financial statements for the calendar years 2021 and 2022, and a financial model with projected financials for the calendar years 2023-2025;

●	discussions with certain members of OmniLit management, the Company and certain of their advisors and representatives regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

●	a certificate addressed to us from senior management of OmniLit which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on the Company provided to, or discussed with, us by or on behalf of OmniLit;

●	the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that we deemed to be relevant;

●	the publicly available financial terms of certain transactions that we deemed to be relevant; and

●	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

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In arriving at its opinion, Benchmark relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Benchmark, discussed with or reviewed by Benchmark, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Benchmark relied upon and assumed no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Syntec Optics since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Benchmark that would be material to its analyses or opinion and is no information or facts that would make any of the information reviewed by Benchmark incomplete or misleading. In addition, Benchmark relied upon and assumed that the final form of the Business Combination Agreement did not differ in any material respect from the latest draft of the Business Combination Agreement provided to Benchmark as identified above. Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of OmniLit or Syntec Optics nor was Benchmark furnished with any such independent evaluations or appraisals. The Benchmark Opinion was based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date of such opinion.

Benchmark was not requested to, and did not (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Business Combination, the securities, assets, businesses or operations of OmniLit or Syntec Optics or any other party, or any alternatives to the Business Combination, (b) negotiate the terms of the Business Combination or (c) advise OmniLit’s board of directors or any other party with respect to alternatives to the Business Combination.

Financial Analyses

The following is a summary of the material financial analyses performed by Benchmark in connection with the preparation of its fairness opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Benchmark, nor does the order of analyses described represent the relative importance or weight given to those analyses.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Benchmark, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Benchmark. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Benchmark. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Benchmark or the Board. Except as otherwise noted, the following quantitative information, to the extent it is based on market data, is based on market data as it existed on or before May 8, 2023, and is not necessarily indicative of current market conditions. All analyses conducted by Benchmark were going-concern analyses and Benchmark expressed no opinion regarding the liquidation value of any entity.

Benchmark completed a series of financial analyses to derive a range of potential equity values for Syntec Optics and calculated the value of the implied stake of the Company’s non-redeeming unaffiliated stockholders at Closing. Benchmark’s financial analysis employed three customary approaches in conducting its analyses and arriving at the Benchmark Opinion, with no particular weight given to any:

●	selected public company analysis;

●	precedent transaction analysis; and

●	discounted cash flow analysis.

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Selected Public Company Analysis

Benchmark performed a selected public company analysis by analyzing the valuation of publicly-listed companies that Benchmark deemed to be relevant for purposes of this analysis based on its professional judgment and experience. Benchmark reviewed publicly available financial and stock market information for publicly-listed companies involved in photonics, optics and opto-electronics products, components and services. Benchmark reviewed, among other things, enterprise values (EV) of the selected companies, calculated as equity values based on closing stock prices on May 8, 2023, plus debt, plus preferred stock, plus minority interest, and less cash and cash equivalents, as a multiple of revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) forecasts based on consensus analysts’ estimates for the years 2023 and 2024. Benchmark’s analysis identified the following 8 companies, which Benchmark deemed comparable to Syntec Optics but none of which is identical to Syntec Optics:

Benchmark applied the selected public companies’ average forward enterprise value to revenue multiples to Syntec Optics’ 2023 and 2024 revenue forecasts provided to it by OmniLit, and the selected public companies’ average forward enterprise value to EBITDA multiple to Syntec Optics’ 2023 and 2024 EBITDA forecasts provided to it by OmniLit, to estimate enterprise values for Syntec Optics, which were then adjusted for Syntec Optics’ estimated net debt, to estimate equity values for Syntec Optics, resulting in an estimated equity value range of $277.4 million to $637.8 million.

Precedent Transaction Analysis

Benchmark performed a precedent transaction analysis by analyzing recent mergers and acquisitions involving companies that it deemed to be relevant for purposes of this analysis based on its professional judgment and experience. Benchmark analyzed the valuation of M&A transactions completed over the last three years involving technology companies primarily focused on the development, manufacturing and deployment of photonic, optics and opto-electronics products, components and services. Benchmark reviewed, among other things, the precedent transactions’ implied enterprise value multiples of revenue and EBITDA forecasts for one and two forward years for transactions where revenue and/or EBITDA forecasts were not available, transactions’ implied forward multiples were obtained by discounting the transactions’ implied enterprise value to revenue and EBITDA over the last twelve months (LTM) using Syntec Optics’ estimated discount rate (same as used in the discounted cash flow analysis) by 1 and 2 years to use as 2023 and 2024 multiples, respectively. Benchmark’s analysis identified the following 5 precedent transactions, which we deemed comparable to Syntec Optics but none of which is identical to Syntec Optics:

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Benchmark applied the precedent transactions’ average implied enterprise value to revenue multiples to Syntec Optics’ 2023 and 2024 revenue forecasts, provided to it by OmniLit, and the precedent transactions’ average implied enterprise value to EBITDA multiples to Syntec Optics’ 2023 and 2024 EBITDA forecast, provided to it by OmniLit, to estimate enterprise values for Syntec Optics, which were then adjusted for Syntec Optics’ estimated net debt to estimate equity values for Syntec Optics, resulting in an estimated equity value range of $206.8 million to $486.6 million.

Discounted Cash Flow Analysis

Benchmark performed a discounted cash flow analysis of Syntec Optics to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Syntec Optics was forecasted to generate over the calendar years 2023 through 2025, using the Syntec Optics financial forecasts provided to Benchmark by OmniLit. The analysis included the following key assumptions, among others:

●	Total revenue of $45.2 million in 2023, $91.6 million in 2024 and $124.4 million in 2025, as provided to Benchmark by OmniLit

●	Net income of $8.8 million in 2023, $20.6 million in 2024 and $28.9 million in 2025, as provided to Benchmark by OmniLit

●	Discount rates (Cost of Equity) of 15.1% to 19.1%

Benchmark calculated terminal values for Syntec Optics by applying terminal multiples of 6.3x to Syntec Optics’ 2025 revenue forecast and 25.3x Syntec Optics’ 2025 EBITDA forecast, as provided to Benchmark by OmniLit, and the terminal multiples were based on the average enterprise value to revenue and EBITDA multiples of the selected public companies. The discounted cash flow analysis resulted in a range of enterprise value estimates for Syntec Optics, which was then adjusted for Syntec Optics’ estimated net debt to estimate equity values for Syntec Optics, resulting in an estimated equity value range of $529.5 million to $737.9 million.

Summary

Based on Benchmark’s analysis of the Business Combination and the average estimated equity values of Syntec Optics based on the financial analyses described above, and taking into account the remaining cash in trust at Closing, sponsor shares, performance-based earnout shares and transaction-related fees and expenses, the proforma equity stake of non-redeeming unaffiliated stockholders of OmniLit assuming no redemptions is estimated to be approximately 3.4%, which implies an estimated equity value attributable to OmniLit’s unaffiliated stockholders at the Closing of the Business Combination of between approximately $8.78 and $15.90 per share, and the proforma equity stake of non-redeeming unaffiliated stockholders of OmniLit assuming 90% redemption is estimated to be approximately 0.35%, which implies an estimated equity value attributable to OmniLit’s unaffiliated stockholders at the Closing of the Business Combination of between approximately $8.73 and $16.07 per share, compared to an estimated redemption value of $10.49 per share.

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Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Benchmark considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of OmniLit and Syntec Optics. The estimates of the future performance of Syntec Optics in or underlying Benchmark’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Benchmark’s analyses. These analyses were prepared solely as part of Benchmark’s analysis of the fairness, from a financial point of view, to OmniLit’s unaffiliated stockholders of the consideration to be paid by OmniLit in the Business Combination and were provided to the OmniLit Board in connection with the delivery of the Benchmark Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Benchmark’s view of the actual value of Syntec Optics.

OmniLit has agreed to pay Benchmark for their services in connection with the Business Combination an aggregate fee of $300,000, of which (a) $75,000 being paid to Benchmark upon the execution of the engagement letter among the parties, (b) $75,000 being paid to Benchmark upon the delivery of the opinion, and (c) an additional $150,000 being paid to Benchmark upon the earlier of (i) the closing of the Business Combination, or (ii) August 15, 2023, which is not contingent upon either the conclusion expressed in the Benchmark Opinion or on the consummation of the Business Combination. OmniLit has also agreed to indemnify Benchmark against certain potential liabilities in connection with Benchmark’s services in rendering the Benchmark Opinion and to reimburse Benchmark for certain of its expenses, if any, incurred in connection with Benchmark’s engagement with OmniLit. Over the last two years, Benchmark has not provided any other services to OmniLit or Syntec Optics for which Benchmark received compensation. Benchmark may seek to provide other financial advisory or investment banking services to OmniLit, Syntec Optics and/or their affiliates and other participants in the Business Combination in the future for which Benchmark may receive compensation, although as of the date of the Benchmark Opinion, there was no agreement to do so nor any mutual understanding that such services were contemplated.

Benchmark comprises a research, sales and trading, and investment banking firm engaged in securities, commodities and derivatives trading and other broker activities, as well as providing financing and financial advisory services and other commercial services to a wide range of companies and individuals. In the ordinary course of its business, Benchmark may have actively traded the equity or debt securities of OmniLit or Syntec Optics and may continue to actively trade such securities for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of OmniLit or Syntec Optics.

The analysis was only one of the many factors considered by the OmniLit Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the OmniLit Board. In connection with the updated financial projections provided to OmniLit on or about August 31, 2023, the OmniLit Board determined not to request The Benchmark Company to update its fairness opinion to reflect the Updated Projections. The OmniLit Board determined, based on its review and analysis of the Updated Projections, that the Updated Projections would not alter the conclusion reached by The Benchmark Company in its fairness opinion because the ascribed enterprise value of $325 million was still within the implied value range when considering the Updated Projections and appears on the lower end of the value range.

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ANNUAL MEETING OF OMNILIT STOCKHOLDERS

General

OmniLit is furnishing this proxy statement to OmniLit’s stockholders as part of the solicitation of proxies by the OmniLit Board for use at the annual meeting of OmniLit stockholders to be held on October 31, 2023 and at any adjournment or postponement thereof. This proxy statement provides OmniLit’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the annual meeting.

Date, Time and Place

The annual meeting of stockholders will be held at 11:00 a.m. Eastern Time, on October 31, 2023. The annual meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the annual meeting by visiting https://www.colonialstock.com/omnilitacquisition and entering your control number as further explained in the accompanying proxy statement/prospectus.

Registering for the Annual Meeting

If you are a registered stockholder, you will receive a proxy card from the Transfer Agent. The card will contain instructions on how to attend the Annual meeting, including how to register for the virtual Annual meeting.

Purpose of the OmniLit Annual Meeting

At the annual meeting, OmniLit is asking holders of OmniLit common stock to consider and vote upon:

●	a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. See the section entitled “Proposal No. 1 — The Business Combination Proposal” for additional information;

●	a proposal to approve and adopt changes to the certificate of incorporation of OmniLit reflected in the second amended and restated certificate of incorporation of OmniLit in the form attached hereto as Annex B. See the section entitled “Proposal No. 2 — The Charter Proposal” for additional information;

●	a proposal to approve, for purposes of complying with the applicable rules of the Nasdaq, the issuance of more than 20% of OmniLit’s issued and outstanding shares of common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration and the Earnout Shares. See the section entitled “Proposal No. 3 — The Nasdaq Proposal” for additional information;

●	a proposal to approve and adopt the 2023 Incentive Plan. See the section entitled “Proposal No. 4 — The Incentive Plan Proposal” for additional information;

●	a proposal to approve and adopt the ESPP. See the section entitled “Proposal No. 5 — The ESPP Proposal” for more information;

●	a proposal to approve and elect seven (7) directors to the New Syntec Optics board. See the section entitled “Proposal No. 6 — The Director Election Proposal” for more information and

●	a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. See the section entitled “Proposal No. 7 — The Adjournment Proposal.”

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Recommendation of the OmniLit Board

The OmniLit Board unanimously recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented.

When you consider the OmniLit Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of OmniLit stockholders generally. Please see the section entitled “Proposal No. 1— The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The OmniLit Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the OmniLit stockholders that they vote “FOR” the proposals presented at the annual meeting.

Record Date; Persons Entitled to Vote

OmniLit has fixed the close of business on October 6, 2023, as the record date for determining OmniLit stockholders entitled to notice of and to attend and vote at the annual meeting. As of the close of business on the record date, there were 6,139,716 shares of OmniLit common stock outstanding and entitled to vote. Each share of OmniLit common stock is entitled to one vote per share at the annual meeting.

Quorum

The presence at the annual meeting by attendance in person (via the virtual meeting platform) or by proxy, of a majority of the voting power of all the outstanding shares of OmniLit common stock as of the record date entitled to vote constitutes a quorum at the annual meeting. Proxies that are marked “ABSTAIN” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the annual meeting.

Vote Required for Approval

The approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of holders of the majority of the stockholders of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, a OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposals.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of stockholders of OmniLit’s outstanding shares of common stock. Accordingly, if a valid quorum is established, a OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such proposal. Based upon the approximate 78% ownership of the Sponsor and the Insiders, we will have sufficient stockholder approval to approve the Business Combination.

Approval of the Director Election Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the annual meeting.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or, the Director Election Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination.

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Effect of Abstentions and Broker Non-Votes

Abstentions will have the same effect as a vote “AGAINST” each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal. Abstentions will have no effect on the Director Election Proposal.

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the stockholders at the annual meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the annual meeting. If you do not provide instructions with your proxy, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.”

Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the annual meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Broker non-votes will count as a vote “AGAINST” the Charter Proposal but will not have any effect on the outcome of any other proposals.

Voting Your Shares

Each share of OmniLit common stock that you own in your name entitles you to one vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of OmniLit common stock at the annual meeting:

●	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “For” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the annual meeting will not be counted.

●	You can attend the annual meeting in person (via the virtual meeting platform) and vote during the meeting by following the instructions on your proxy card.

However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way OmniLit can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	you may notify OmniLit’s Secretary in writing before the annual meeting that you have revoked your proxy; or

●	you may attend the annual meeting, revoke your proxy, and vote at the annual meeting, as indicated above.

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Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of OmniLit common stock, you may call OmniLit’s proxy solicitor, Colonial Stock Transfer Co, Inc., toll-free at (801) 355-5740.

Redemption Rights

Pursuant to our current certificate of incorporation, holders of public shares may seek to redeem their shares for cash, regardless of whether they vote “FOR” or “AGAINST” the Business Combination Proposal. Any stockholder holding public shares as of the record date who votes “FOR” or “AGAINST” the Business Combination Proposal may demand that OmniLit redeem such shares for a full pro rata portion of the trust account (which, for illustrative purposes, was approximately $10.62 per share as of October 4, 2023), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, OmniLit will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the transfer agent in order to validly redeem his, her or its shares.

Notwithstanding the foregoing, a holder of public shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Sponsor and the Insiders will not have redemption rights with respect to any shares of OmniLit common stock owned by them, directly or indirectly in connection with the Business Combination.

Holders may demand redemption by delivering their stock, either physically or electronically using the Depository Trust Company’s DWAC System, to the Transfer Agent prior to the vote at the annual meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

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If the Business Combination is not approved or completed for any reason, then OmniLit’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the trust account, as applicable. In such case, OmniLit will promptly return any shares delivered by public holders. Additionally, if OmniLit would be left with less than $5,000,001 of net tangible assets immediately prior to or upon the consummation of the Business Combination as a result of the holders of public shares properly demanding redemption of their shares for cash, OmniLit will not be able to consummate the Business Combination.

The closing price of OmniLit common stock on June 30, 2023, was $10.42 per share. The cash held in the trust account on such date was approximately $14,147,100 (approximately $10.49 per public share). Prior to exercising redemption rights, stockholders should verify the market price of OmniLit common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. OmniLit cannot assure its stockholders that they will be able to sell their shares of OmniLit common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of OmniLit common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to the Transfer Agent prior to the vote at the annual meeting, and the Business Combination is consummated.

Appraisal Rights / Dissenter’s Rights

Neither stockholders, unitholders nor warrant holders of OmniLit have appraisal rights in connection the Business Combination under the DGCL.

Please see the section entitled “Appraisal Rights and Dissenter’s Rights” for additional information.

Proxy Solicitation Costs

OmniLit is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail. OmniLit and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. OmniLit will bear the cost of the solicitation.

OmniLit has hired Colonial Stock Transfer Co, Inc. to assist in the proxy solicitation process. OmniLit will pay that firm a fee of approximately $5,000 plus disbursements. Such payment will be made from non-trust account funds.

OmniLit will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. OmniLit will reimburse them for their reasonable expenses.

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PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

OmniLit’s stockholders are being asked to approve the Business Combination with Syntec Optics described in this proxy statement, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. The discussion in this proxy statement of the Business Combination and the principal terms of the Business Combination Agreement is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement, which is attached as Annex A to this proxy statement.

You should carefully read this proxy statement in its entirety for more detailed information concerning the Business Combination Agreement. Please see the subsection entitled “— Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement.

We may consummate the Business Combination only if it is approved by the affirmative vote of holders of the majority of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon.

The Business Combination Agreement

This subsection of the proxy statement describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the disclosure schedules (the “disclosure schedules”), which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement as characterizations of the actual state of facts about OmniLit, Merger Sub, Syntec Optics or any other matter.

On May 8, 2023, OmniLit, Merger Sub, and Syntec Optics entered into the Business Combination Agreement, which provides, among other things, that the parties to the Business Combination Agreement will cause articles of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Syntec Optics, with Syntec Optics Holdings, Inc. as the surviving corporation in the Merger and, after giving effect to such merger, Syntec Optics will be a wholly owned subsidiary of OmniLit. The Aggregate Merger Consideration to be received by equity holders of Syntec Optics as of immediately prior to the Closing will be approximately 31,600,000 shares of OmniLit common stock (at a deemed value of $10.00 per share) with an assumption of $9,000,000 in net cash debt. Up to 26,000,000 in additional shares of New Syntec Optics common stock may be issued to Syntec Optics stockholders in connection with the Contingent Earnout, which would be issued as restricted stock units as incentive grants pursuant to the New Syntec Optics 2023 Incentive Plan.

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In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to Closing, including the Sponsor Support Agreement, the Registration Rights Agreement (each as hereinafter defined) and the other documents delivered pursuant to the Business Combination Agreement. See “— Related Agreements” for more information.

Consideration to Syntec Optics Holders in the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the holders of Syntec Optics Common Shares will receive a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of Syntec Optics Common Shares held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share as to each such separate holder of Syntec Optics Common Shares. Further, in accordance with the terms and subject to the conditions of the Business Combination Agreement, the holders of Syntec Optics Common Shares will receive their pro rata portion of the Contingent Earnout Shares on the applicable earnout achievement dates to the extent due and issuable, with fractional shares rounded to the nearest whole share as to each such separate holder of Syntec Optics Common Shares.

Holders of Syntec Optics common stock will have the contingent right to receive up to 26,000,000 shares of New Syntec Optics common stock in the aggregate (“Contingent Earnout Shares”), as follows:

●	In addition, OmniLit will issue 26,000,000 additional shares of Common Stock (the “Contingent Earnout”) to Syntec Optics’ existing stockholders at the Closing, which Contingent Earnout shares will vest upon achievement of the targets set forth in Section 3.4(b) of the Business Combination Agreement. The Contingent Earnout shares will vest upon OmniLit Common Stock achieving the following stock trading price thresholds (the “Contingent Earnout Trigger Price”) following the Closing: one-third (1/3rd) at $12.50 per share, one-third (1/3rd) at $14.00 per share, and one-third (1/3rd) at $15.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). The Contingent Earnout shares which remain unvested as of the date five (5) years from the Closing (the “Earnout Period”) will be deemed cancelled and no longer subject to vesting. The achievement of the Contingent Earnout Trigger Price will be based on either (a) the closing price of the Syntec Optic’s’ common stock equaling or exceeding the specified threshold for twenty (20) trading days within any thirty (30)-trading day period following the Closing, or (b) upon the consummation of a change of control transaction in which the per share price implied in such change of control transaction is greater than or equal to the applicable threshold. All Contingent Earnout shares will be issued pro rata to the Syntec Optics stockholders in proportion to their owned shares of Syntec Optics common stock immediately prior to the Closing.

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Management of New Syntec Optics will have the contingent right to receive up to 2,000,000 shares of New Syntec Optics common stock in the aggregate (“Performance-based-Earnout”), as follows:

●	OmniLit will issue up to 2,000,000 shares of Common Stock (the “Performance-based-Earnout”) to members of the management team of the New Syntec Optics from time to time, to the extent determined by the Board of Directors in its sole discretion, to be issued as restricted stock units or incentive equity grants pursuant to the Incentive Plan described below. The Performance-based Earnout shares shall be awarded by the Board of Directors based on achieving the following performance thresholds following the Closing: one-half (1/2) at achieving revenue of $75 million and adjusted EBITDA of $22.6 million based on 2024 financial audited statements, and one-half (1/2) at achieving revenue of $196 million and adjusted EBITDA of $50.6 million based on the 2025 financial audit statement.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Business Combination Agreement is required to take place electronically by exchange of the closing deliverables via e-mail no later than the third business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to the Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as OmniLit and Syntec Optics may agree in writing.

Conditions to the Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, written waiver by the party whose benefit such condition exists of the following conditions:

●	the OmniLit Stockholder Approval (as defined in the Business Combination Agreement) shall have been obtained;

●	the Company Stockholder Approvals (as defined in the Business Combination Agreement) shall have been obtained;

●	this proxy statement has become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

●	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as defined in the Business Combination Agreement) shall have expired or been terminated;

●	there shall not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger;

●	OmniLit shall have at least $5,000,001 of net tangible assets immediately prior to or upon the consummation of the Business Combination (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended); and

●	the shares of OmniLit Post-Merger Class A Common Stock (as defined in the Business Combination Agreement) to be issued in connection with the Merger shall have been approved for listing on the Nasdaq, and, immediately following the Effective Time, OmniLit shall satisfy any applicable continuing listing requirements of the Stock Exchange, and OmniLit shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time.

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Other Conditions to the Obligations of OmniLit

The obligations of OmniLit to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by OmniLit of the following further conditions:

●	certain of the representations of Syntec Optics pertaining to organization, subsidiaries, authorization and capitalization must be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct in all material respects at and as of such date;

●	each of the representations and warranties of Syntec Optics (other than those portions of the organization, subsidiaries, authorization and capitalization representations referenced in the preceding bullet point), disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception, must be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct at and as of such date, except for inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

●	each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; and

●	no Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing.

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Other Conditions to the Obligations of Syntec Optics

The obligations of Syntec Optics to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by Syntec Optics of the following further conditions:

●	certain of the representations and warranties of OmniLit and Merger Sub pertaining to organization, authorization and capitalization must be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties that speak as of an earlier date, which representations and warranties must be true in all material respects at and as of such date;

●	each of the representations and warranties of OmniLit (other than those portions of the organization, subsidiaries, authorization and capitalization representations referenced in the preceding bullet point), disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception, must be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct in all material respects at and as of such date, except for inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on OmniLit; and

●	each of the covenants of OmniLit to be performed as of or prior to the Closing shall have been performed in all material respects.

Representations and Warranties

Under the Business Combination Agreement, Syntec Optics made customary representations and warranties to OmniLit and Merger Sub relating to, among other things: organization, subsidiaries, due authorization, no conflict, governmental authorities, consents, capitalization, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts, benefit plans, labor relations, employees, taxes, brokers’ fees, insurance, licenses, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, accuracy of information supplied, vendors, government contracts, debt facilities, no outside reliance and no other representations or warranties.

Under the Business Combination Agreement, OmniLit made customary representations and warranties to Syntec Optics relating to, among other things: organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing, financial statements, governmental authorities, consents, trust account, Investment Company Act, JOBS act, absence of changes, no undisclosed liabilities, capitalization, lack of subsidiaries apart from Merger Sub, brokers’ fees and opinion of financial advisor, indebtedness, taxes, business activities, stock market quotation, registration statement, proxy statement and proxy statement/registration statement, no outside reliance, and no other representations or warranties.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Syntec Optics, OmniLit and Merger Sub are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Syntec Optics are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Syntec Optics and its subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Syntec Optics to consummate the Merger; provided, however, that solely for purposes of clause (a), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws (as defined in the Business Combination Agreement), GAAP (as defined in the Business Combination Agreement) or any Pandemic Measures (as defined in the Business Combination Agreement) or any interpretation thereof following the date of the Business Combination Agreement, (ii) any change in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, including without limitation changes in interest rates or changes in economic, political, business or financial market conditions in or affecting the United States, or the global economy generally, (iii) the taking of any action required by the Business Combination Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences),

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pandemic, outbreak of disease or illness or public health event (including COVID-19 or another Pandemic (as defined in the Business Combination Agreement)) or change in climate, or the escalation of the foregoing, (v) any acts of terrorism or war, including without limitation sabotage or cyberterrorism, the outbreak or escalation of hostilities whether by the United States or others, geopolitical conditions, local, national or international political conditions, or the escalation of the foregoing, (vi) any failure of Syntec Optics to meet any projections or forecasts (provided that this clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet budgets, projections or forecasts has resulted in a Company Material Adverse Effect), (vii) any events generally applicable to the industries or markets in which Syntec Optics and its subsidiaries operate (including without limitation increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of the Business Combination Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Syntec Optics and its subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 of the Business Combination Agreement and the condition to Closing with respect thereto), (ix) the taking by Syntec Optics and its subsidiaries of any Pandemic Response Measures (as defined in the Business Combination Agreement), or (x) any action taken by Syntec Optics or its subsidiaries at the request of, OmniLit or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv) , (v), or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Syntec Optics and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Syntec Optics and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Syntec Optics and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Syntec Optics and its Subsidiaries conduct their respective operations.

Covenants of the Parties

Covenants of Syntec Optics

Syntec Optics made certain covenants under the Business Combination Agreement, including, among others, the following:

●	Subject to certain exceptions (including as required by Law (as defined in the Business Combination Agreement)) or as consented to in writing by OmniLit (such consent not to be unreasonably conditioned, withheld, delayed or denied), prior to the Closing, Syntec Optics will operate its business in the ordinary course consistent with past practice and use commercially reasonable efforts to (A) preserve intact its current business organization and ongoing businesses of its subsidiaries, (B) maintain its and its subsidiaries’ existing material business relations, and (C) keep available the services of their present officers and other key employees.

●	Subject to certain exceptions, prior to the Closing, Syntec Optics will not do any of the following without OmniLit’s written consent (such consent not to be unreasonably conditioned, withheld or delayed):

●	change, waive or amend the Governing Documents (as defined in the Business Combination Agreement) of Syntec Optics or any of its Subsidiaries (as defined in the Business Combination Agreement) or form or cause to be formed any new Subsidiary of Syntec Optics;
●	make, declare, set aside, establish a record date for or pay any dividend or distribution to the equity holders of Syntec Optics or make any other distributions in respect of any of the equity interests of Syntec Optics;
●	split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Syntec Optic’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Syntec Optics that remains a wholly owned Subsidiary of Syntec Optics after consummation of such transaction;
●	purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Syntec Optics or any of its Subsidiaries, except for (i) the acquisition by Syntec Optics or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than shares subject to Company Awards (as defined in the Business Combination Agreement)) of Syntec Optics or its Subsidiaries in connection with the forfeiture or cancellation of such interests, and (ii) transactions between Syntec Optics and any wholly-owned Subsidiary of Syntec Optics or between wholly-owned Subsidiaries of Syntec Optics.
●	enter into, amend, modify or terminate (other than expiration or renewal in accordance with its terms) any Contract (as defined in the Business Combination Agreement) of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter (as defined in the Business Combination Agreement), or any Real Property Lease (as defined in the Business Combination Agreement), in each case, other than in the ordinary course of business or as required by Law (as defined in the Business Combination Agreement);

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●	sell, assign, transfer, convey, lease or otherwise dispose of, or subject to a Lien (as defined in the Business Combination Agreement), any material tangible assets or properties of Syntec Optics or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment (ii) transactions between or among Syntec Optics and its wholly-owned Subsidiaries and (iii) transactions in the ordinary course of business;
●	acquire any ownership interest in any real property;
●	except as otherwise required by Law or existing Company Benefit Plans (as defined in the Business Combination Agreement), (i) grant or pay any severance, retention, special bonus, change in control or termination or similar pay to any director, manager, officer, employee or other individual service provider of Syntec Optics or its Subsidiaries, (ii) terminate, furlough or hire any director, executive officer or employee with an annual base salary of at least $250,000 (each, a “Specified Service Provider”) (other than terminations for cause), (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the compensation or benefits of any Specified Service Provider, (v) establish any trust or take any other action to secure the payment of any compensation payable by Syntec Optics or any of its Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Syntec Optics or any of its Subsidiaries;
●	acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
●	issue or sell any debt securities or warrants or other rights to acquire any debt securities of Syntec Optics or any Subsidiary or otherwise incur or assume any Indebtedness (as defined in the Business Combination Agreement) other than trade payables incurred in the ordinary course of business, or (ii) guarantee any Indebtedness of another Person (as defined in the Business Combination Agreement);
●	make (except on an originally filed Tax Return (as defined in the Business Combination Agreement)) or change any material election in respect of material Taxes (as defined in the Business Combination Agreement), (ii) materially amend or modify any filed material Tax Return, (iii) change or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes executed on or prior to the Closing Date (as defined in the Business Combination Agreement) or enter into any Tax sharing or similar agreement, (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;
●	take any action where such action could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
●	issue, deliver, sell, transfer, pledge, dispose of or place any Lien (as defined in the Business Combination Agreement) (other than a Permitted Lien (as defined in the Business Combination Agreement)) on, or enter into any Contract (as defined in the Business Combination Agreement)with respect to the voting of, any equity securities of Syntec Optics or any of its Subsidiaries, or securities exercisable for or convertible into any equity securities of Syntec Optics or any of its Subsidiaries (including Company Awards), other than the issuance of shares of Syntec Optics common stock pursuant to the exercise of Syntec Optics options that are outstanding as of the date of the Business Combination Agreement in accordance with their current terms and which are vested at the time of exercise or (ii) grant any additional Company Awards or other equity or equity-based compensation, other than to new hires in the ordinary course of business consistent with past practice or to existing employees in connection with refresh grants in the ordinary course of business consistent with past practice;

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●	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Syntec Optics or its Subsidiaries (other than the Merger);
●	waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action (as defined in the Business Combination Agreement), litigation or other Legal Proceedings (as defined in the Business Combination Agreement), except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;
●	grant to, or agree to grant to, any Person rights to any Intellectual Property (as defined in the Business Combination Agreement) that is material to Syntec Optics and its Subsidiaries, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to Syntec Optics and its Subsidiaries except for the expiration of Company Registered Intellectual Property (as defined in the Business Combination Agreement) in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of Syntec Optic’s or any of its Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;
●	disclose or agree to disclose to any Person (other than OmniLit or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Syntec Optics or any of its Subsidiaries other than in the ordinary course of business and pursuant to obligations to maintain the confidentiality thereof;
●	make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1I of the Company Disclosure Letter, in the aggregate;
●	enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;
●	enter into or extend any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of any of Syntec Optics or its Subsidiaries as the bargaining representative for any employees of any of Syntec Optics or its Subsidiaries;
●	terminate without replacement or fail to use reasonable efforts to maintain any License (as defined in the Business Combination Agreement) material to the conduct of the business of Syntec Optics and its Subsidiaries, taken as a whole;
●	waive the restrictive covenant obligations of any current or former director, manager, officer, employee or other service provider of Syntec Optics or any of its Subsidiaries;
●	make any change in financial accounting methods, principles or practices of Syntec Optics and its Subsidiaries, except insofar as may have been required by a change in GAAP (as defined in the Business Combination Agreement) or applicable Law or to comply with SEC (as defined in the Business Combination Agreement) guidance;
●	limit the right of Syntec Optics or any of its Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Syntec Optics and its Subsidiaries, taken as a whole;
●	terminate without replacement or amend in a manner materially detrimental to Syntec Optics and its Subsidiaries, taken as a whole, any insurance policy insuring the business of Syntec Optics or any of its Subsidiaries; or
●	enter into any agreement to do any action prohibited under Section 6.1 of the Business Combination Agreement.

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●	Syntec Optics shall afford to OmniLit and its accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of Syntec Optics, to, among other things, all of their respective properties, books, Contracts (as defined in the Business Combination Agreement), commitments, Tax Returns (as defined in the Business Combination Agreement), records and appropriate officers and employees of Syntec Optics and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of Syntec Optics and its Subsidiaries as such representatives may reasonably request.

●	Syntec Optics shall use commercially reasonable efforts to deliver to OmniLit, as soon as reasonably practicable following the date of the Business Combination Agreement, unaudited consolidated financial statements for the periods ended June 30, 2023 and/or September 30, 2023, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

●	At or prior to the Closing, Syntec Optics shall terminate or settle, without further liability to OmniLit, Syntec Optics or any of Syntec Optics’ Subsidiaries, all Affiliate Agreements (as defined in the Business Combination Agreement) (other than those set forth on Section 6.4 of the Company Disclosure Letter).

●	Syntec Optics and its Subsidiaries shall not, and Syntec Optics shall cause its representatives not to, directly or indirectly, (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning Syntec Optics or any of its Subsidiaries to any Person relating to, an Acquisition Proposal (as defined in the Business Combination Agreement) or afford to any Person access to the business, properties, assets or personnel of Syntec Optics or any of its Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.

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Covenants of OmniLit

OmniLit made certain covenants under the Business Combination Agreement, including, among others, the following:

●	Subject to certain exceptions, prior to the Closing, OmniLit will, and will cause Merger Sub to, not do any of the following without Syntec Optics’ written consent (such consent not to be unreasonably conditioned, withheld, delayed, or denied):

●	seek any approval from the OmniLit Stockholders(as defined in the Business Combination Agreement), to change, modify or amend the Trust Agreement (as defined in the Business Combination Agreement) or the Governing Documents (as defined in the Business Combination Agreement) of OmniLit or Merger Sub, except as contemplated by the Transaction Proposals (as defined in the Business Combination Agreement);

●	make, declare, set aside, establish a record date for or pay any dividend or distribution to the stockholders of OmniLit or make any other distributions in respect of any of OmniLit’s or Merger Sub Capital Stock (as defined in the Business Combination Agreement), share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of OmniLit’s or Merger Sub Capital Stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of OmniLit or Merger Sub, other than a redemption of shares of OmniLit Class A Common Stock (as defined in the Business Combination Agreement) made as part of the OmniLit Stockholder Redemptions (as defined in the Business Combination Agreement);

●	make (except on an originally filed Tax Return) or change any material election in respect of material Taxes, (B) amend, or modify any filed material Tax Return, (C) change or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

●	take any action where such action could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (as defined in the Business Combination Agreement);

●	other than as expressly required by the Sponsor Support Agreement(as defined in the Business Combination Agreement), enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of OmniLit or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor (as defined in the Business Combination Agreement) and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

●	enter into, amend, modify or terminate (other than expiration in accordance with its terms) any material Contract to which OmniLit or Merger Sub is a party, including any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

●	sell, assign, transfer, convey, lease or otherwise dispose of, or subject to a Lien, any material tangible assets or properties of OmniLit or its Subsidiaries or acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;

●	hire any employees or adopt any benefit plans other than as contemplated by the Business Combination Agreement;

●	incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of OmniLit or any of its Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (w) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $250,000, (x) incurred between OmniLit and Merger Sub, (y) pursuant to any Working Capital Loans (as defined in the Business Combination Agreement) or (z) in respect of any OmniLit Transaction Expenses(as defined in the Business Combination Agreement);

●	engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s incorporation or continuing corporate existence, (ii) contemplated by, or incident or related to, the Business Combination Agreement, any Ancillary Agreement (as defined in the Business Combination Agreement), the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial;

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●	waive, release, compromise, settle or satisfy any (A) pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or (B) any other Legal Proceeding;

●	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

●	change its methods of accounting in any material respect, except insofar as may have been required by a change in GAAP or applicable Law or to comply with SEC guidance;

●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than in support of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements or the ordinary course operations of OmniLit (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business);

●	issue any OmniLit Securities (as defined in the Business Combination Agreement) or securities exercisable for or convertible into OmniLit Securities, other than the issuance of the Aggregate Merger Consideration, or (B) grant any options, warrants or other equity-based awards with respect to OmniLit Securities not outstanding on the date hereof; or

●	enter into any agreement to do any action prohibited under the Section 7.5 of the Business Combination Agreement.

●	From the date of the Business Combination Agreement through the Effective Time, OmniLit shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws. OmniLit shall use commercially reasonable efforts, at all times during the period from the date of the Business Combination Agreement through the Effective Time, to: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012; and (b) not take any action that would cause OmniLit to not qualify as an “emerging growth company” within the meaning of such act.

●	If reasonably requested in writing by Syntec Optics, OmniLit shall use commercially reasonable efforts to cause the listing of shares of OmniLit common stock, including the shares of OmniLit common stock to be issued in connection with the Merger, to be transferred, prior to the Effective Time but effective as of the beginning of the first Business Day following the Effective Time, to Nasdaq under the symbol “OPTX” (or another symbol determined by the Company in advance of submitting a listing application with Nasdaq), subject to official notice of issuance.

●	OmniLit shall use its reasonable best efforts to ensure that OmniLit remains listed as a public company on Nasdaq and shall prepare and submit to Nasdaq a listing application as required under Nasdaq rules, covering the New Syntec Optics common stock to be issued in connection with the transactions, and shall obtain approval for the listing of such shares.

●	Prior to the Closing, OmniLit shall maintain in effect a “tail” policy providing liability insurance coverage for Syntec Optics’ directors and officers with respect to matters occurring on or prior to the Closing.

●	OmniLit will adopt the Incentive Plan (as defined in the Business Combination Agreement) with any changes or modifications thereto as Syntec Optics and OmniLit may mutually agree (such agreement not to be unreasonably withheld, conditioned, or delayed) and an ESPP (as defined in the Business Combination Agreement).

●	Prior to the earlier of the Closing or termination of the Business Combination Agreement, OmniLit shall not, and shall cause its Subsidiaries not to, and OmniLit shall instruct its and their representatives, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal (as defined in the Business Combination Agreement), (ii) initiate any discussions or negotiations with any Person (as defined in the Business Combination Agreement) with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with Syntec Optics and its respective representatives.

Mutual Covenants of the Parties

The parties made certain covenants under the Business Combination Agreement, including, among others, the following:

●	using reasonable best efforts to consummate the Business Combination;

●	cooperate with respect to the debt financing and any alternative debt financing.

●	making relevant public announcements and solicitation of OmniLit Stockholder Approval;

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●	intending that the Merger will constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the IRC, and agreeing not to take any action that would reasonably be expected to cause the Merger to fail to qualify for such treatment; and

●	cooperating in connection with certain tax matters and filings.

In addition, OmniLit and Syntec Optics agreed that OmniLit and Syntec Optics will prepare and mutually agree upon and OmniLit will file with the SEC, this proxy statement relating to the Business Combination.

Board of Directors

The Board of Directors shall initially be comprised of a total of seven directors as follows: (i) one director designated by Syntec Optics, (ii) four directors designated by OmniLit, of which at least two shall satisfy Nasdaq’s independence requirements and (iii) two independent directors mutually agreed upon by OmniLit and Syntec Optics.

Survival of Representations, Warranties and Covenants

The representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement terminate at the Effective Time, except for those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and those contained in Article XI of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

●	Subject to certain exceptions, by either OmniLit or Syntec Optics if the Closing has not occurred on or prior to nine (9) months after the date the Business Combination Agreement (the “Outside Date”);

●	by written consent of OmniLit and Syntec Optics;

●	by Syntec Optics if there has been a Modification in Recommendation (as defined in the Business Combination Agreement);

●	by OmniLit, subject to certain exceptions, if there is any breach of any representation, warranty, covenant or agreement on the part of Syntec Optics as set forth in the Business Combination Agreement such that certain conditions to the obligations of OmniLit, as described in the section entitled “— Conditions to the Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations, or warranties or failure covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date;

●	by Syntec Optics, subject to certain exceptions, if there is any breach of any representation, warranty, covenant or agreement on the part of OmniLit as set forth in the Business Combination Agreement such that certain conditions to the obligations of Syntec Optics, as described in the section entitled “— Conditions to the Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations, warranties, covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date;

●	by either OmniLit or Syntec Optics if the OmniLit Stockholder Approvals are not obtained by reason of the failure to obtain the required vote at the OmniLit Stockholders’ Meeting (as defined in the Business Combination Agreement) duly convened therefor or at any adjournment or postponement thereof;

●	by OmniLit if the Company Stockholder Approvals (as defined in the Business Combination Agreement) have not been obtained and delivered to OmniLit within 5 business days after the Registration Statement (as defined in the Business Combination Agreement) has been declared effective by the SEC and delivered or otherwise made available to stockholders;

●	Subject to certain exceptions, by either OmniLit or Syntec Optics if the closing has not occurred on or before 9 months after the date of the Business Combination Agreement; or

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●	by either OmniLit or Syntec Optics if any Governmental Authority (as defined in the Business Combination Agreement) enacted, issued, promulgated, enforced or entered any governmental order which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

Sources and Uses for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that no additional shares of OmniLit’s outstanding Common Stock are redeemed in connection with the Business Combination and (ii) assuming that all of OmniLit’s outstanding shares of Common Stock are redeemed in connection with the Business Combination. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Sources and Uses for the Business Combination - Minimum Redemption

Sources of Funds (in millions)		Uses (in millions)

Cash held in Trust Account(1)	$14	Common stock of combined company issued to Syntec Optics stockholders	$316
Common stock of combined company issued to Syntec Optics stockholders	316	Transaction costs(2)	3
Total Sources	$330	Cash to combined company Balance Sheet	11
		Total Uses	$330

(1)	As of June 30, 2023. Reflects trust amount of approximately $14.3 million.
(2)	Represents an estimated amount as of June 30, 2023, inclusive of fees related to the Business Combination and related transactions, under the Minimum Redemptions scenario.

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Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. If the Closing occurs, New Syntec Optics will, upon the consummation of the Merger and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid Syntec Optics Transaction Expenses and pay or cause to be paid all accrued and unpaid OmniLit Transaction Expenses.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the law of another jurisdiction.

Amendments

Subject to Section 8.7 of the Business Combination Agreement, the Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by OmniLit, Merger Sub, and Syntec Optics.

Regulatory Approval

Other than customary Hart-Scott-Rodino Antitrust Improvements Act approvals required by the Business Combination Agreement, neither OmniLit nor Syntec Optics is aware of any federal or state regulatory requirements that must be complied with or approval that must be obtained in connection with the Business Combination.

Related Agreements

This subsection describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms of each agreement. Each of the following summaries are qualified its entirety by reference to the complete text of the applicable document. You are urged to read carefully each of the below agreements in their entirety.

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Registration Rights Agreement

At the consummation of the Business Combination, New Syntec Optics intends to enter into the Registration Rights Agreement with the Sponsor, the Insiders, certain Syntec Optics stockholders, the Sponsor and Holdings, substantially in the form attached as Annex D to this proxy statement, pursuant to which, among other things, New Syntec Optics will agree to register for resale, pursuant to Rule 415 under the Securities Act, the registrable securities that are held by the holders party to the Registration Rights Agreement from time to time. Pursuant to the Registration Rights Agreement, New Syntec Optics will be required to submit to or file with the SEC, within 30 calendar days after the Closing, a shelf registration statement covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 90 calendar days after the filing thereof if the SEC notifies New Syntec Optics that it will “review” the shelf registration statement and (ii) the 10th business day after the date New Syntec Optics is notified (orally or in writing, whichever is earlier) by the SEC that the shelf registration statement will not be “reviewed” or will not be subject to further review.

When an effective shelf registration statement is on file with the SEC, the Sponsor, the Insiders, certain Syntec Optics stockholders, the Sponsor and Holdings may each demand not more than one underwritten shelf takedown in any twelve month period, for an aggregate of not more than three underwritten shelf takedowns in any twelve month period, in each case, subject to certain customary limitations set forth in the Registration Rights Agreement, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and New Syntec Optics’ right to delay or withdraw a registration statement under certain circumstances. The holders party to the Registration Rights Agreement will also be entitled to certain piggyback registration rights and indemnification rights.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, OmniLit, Syntec Optics and the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, (i) to vote, or cause to be voted, at any meeting of the stockholders of OmniLit all of its shares of OmniLit common stock held of record or acquired after the date of the Sponsor Support Agreement (excluding shares of any common stock acquired in public market) (a) in favor of the proposals set forth in this proxy statement and (b) against any business combination proposal other than the proposals set forth in this proxy statement and (c) against any proposal that could reasonably be expected to delay or impair the transactions contemplated by the Business Combination Agreement ; (ii) to not redeem any of such OmniLit common stock; and (iii) to be bound by certain transfer restrictions with respect to such shares of OmniLit common stock, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor has also agreed to waive redemption rights with respect to any shares purchased in the open market.

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Interests of Certain Persons in the Business Combination

In considering the recommendation of the OmniLit Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, those of OmniLit stockholders generally. In particular:

●	None of OmniLit’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

●	Each of OmniLit’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.

●	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by OmniLit public stockholders, the Sponsor, officers, directors and other affiliates and holders of Founder Shares will own approximately 14% of New Syntec Optics. This level of ownership interest: (a) assume that no OmniLit public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in OmniLit’s trust account, (b) assume that no shares are issued pursuant to the 2023 Incentive Plan, and (c) assume no exercise of OmniLit public warrants and OmniLit private placement warrants.

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●	If the Business Combination or another business combination is not consummated by November 12, 2023 (unless this deadline is extended pursuant to OmniLit’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), OmniLit will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Imperial Capital would also not be entitled to receive the fees described below in such an event.

●	If OmniLit is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances for ensuring that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by OmniLit for services rendered or contracted for or products sold to OmniLit. If OmniLit consummates an initial business combination, on the other hand, OmniLit will be liable for all such claims.

●	OmniLit’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on OmniLit’s behalf, such as identifying and investigating possible business targets and business combinations. As of June 30, 2023, no out-of-pocket expenses have been incurred by OmniLit’s officers, directors, and their affiliates in connection with such activities, and we estimate there to be no out-of-pocket expenses in the future. There are currently no limitations to such reimbursement expenses. If OmniLit fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, OmniLit may not be able to reimburse these expenses if the Business Combination or another initial business combination, is not completed within the completion window.

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●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.

●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the OmniLit IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Syntec Optics common stock trades below the price paid for the units in the OmniLit IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.

●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating OmniLit.

●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.

Stockholders should also keep in mind that certain officers and directors of Syntec Optics have interests in the Business Combination that are different from, or in addition to, those of OmniLit stockholders generally.

Background of the Business Combination

OmniLit Acquisition Corp. (“OmniLit,” the “Company,” “we” or “us”) is a blank check company incorporated on May 20, 2021, and formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We may pursue an initial business combination target in any industry or sector, but we expect to focus on acquiring a business combination target within the advanced manufacturing industry, specifically the photonics or optics sectors, and related sectors, with an enterprise value of approximately $350 million to $750 million. Management believes that this relative size of target opportunities will enable us to pursue companies that are the most attractive from a return standpoint and are less pursued by larger, more established sources of capital.

On May 20, 2021, our sponsor purchased 4,312,500 founder shares. On September 27, 2021, our sponsor forfeited 718,750 shares for no consideration. On November 1, 2021, we effected a 1 1/3-to-1 forward stock split on our founder shares and as a result our sponsor owns 4,791,667 shares for an aggregate purchase price of $25,000, or approximately $0.005 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 25% of the outstanding shares upon completion of our IPO. The founder shares (including the Class A common stock issuable upon exchange thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 12 months after the completion of our initial business combination. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On November 12, 2021, we consummated our IPO of 14,375,000 Units, each Unit consisting of one share of Class A common stock of the Company and one-half of one redeemable warrant, with each whole warrant to purchase one share of Class A common stock for $11.50. The closing included the full exercise of the underwriter’s over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $143,750,000. Imperial Capital and I-Bankers were Joint Book-Running Managers of the offering. The securities sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-260090). The SEC declared the registration statement effective on November 8, 2021.

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On November 12, 2021, simultaneously with the consummation of our IPO, we sold to our sponsor, Imperial Capital, LLC, and I-Bankers Securities in a private placement an aggregate of 6,920,500 private warrants at a price of $1.00 per warrant, generating total proceeds of $6,920,500. The private warrants are identical to the warrants underlying the Units sold in our IPO, except that they: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination; and (ii) will be entitled to registration rights. The private warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. No underwriting discounts or commissions were paid with respect to such securities.

A total of $146,625,000 of the net proceeds from the sale of Units in our IPO and the private warrants in the private placement on November 12, 2021, was placed in a trust account established for the benefit of the Company’s public stockholders maintained by Continental Stock Transfer & Trust Company, acting as trustee, which we refer to as the trust account. Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the funds held in the trust account will not be released from the trust account until the earliest of: (a) the completion of our initial business combination; (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation: (i) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO (as approved at the 2022 Special Meeting); or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity; and (c) the redemption of our public shares if we are unable to complete our initial business combination within 24 months from the closing of our IPO (as approved at the 2022 Special Meeting), subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders. We incurred $8,333,135 in transaction costs, including $2,875,000 of underwriting fees, $5,031,250 of deferred underwriting fees and $426,885 of other offering costs. Imperial Capital and I-Bankers both agreed to reduce the deferred fee payable upon completion of the Business Combination in an amount equal to, in the aggregate, $500,000, on November 21, 2022.

OmniLit’s current amended certificate of incorporation provides that it will continue in existence only until November 12, 2023. Immediately after the closing of the OmniLit IPO on November 12, 2021, the officers and directors of OmniLit began to contact potential candidates for a business combination. In addition, OmniLit was contacted by a number of individuals and entities with respect to business combination opportunities.

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On December 13, 2022, the OmniLit Board created a special committee, comprised of independent directors that was moderated by the Company’s Secretary, Robert O. Nelson II (the “Special Committee”), that, among other things, evaluated Syntec Optics by assessing existing legal due diligence information, management presentations, prior year audited and current year internal financial statements, financial projections and valuations. On April 3, 2023, the OmniLit Board accepted the resignations of certain members of the Special Committee, which resignations were for personal reasons and not due to a disagreement with OmniLit on any matter relating to OmniLit’s operations, policies, or practices. Effective April 3, 2023, OmniLit appointed Mr. Wally Bishop, Mr. Brent Rosenthal, and Mr. Albert Manzone to the Special Committee to fill such vacancies.

OmniLit believes its management team has substantial expertise and background in all key aspects of the operation and development of businesses, as well as having a wide and active network of relationships in the technology, finance and energy sectors. Because of this combination of strengths, OmniLit was able to rapidly and efficiently evaluate a wide range of potential business combination candidates to determine which ones met its transaction criteria, and then to quickly submit proposals for a business combination to final candidates. The transaction criteria of OmniLit’s management team includes businesses that:

●	have a strong competitive industry position with demonstrated competitive advantages to maintain barriers to entry;

●	have a historic record of above average growth and strong free cash flow characteristics with high returns on capital;

●	have a strong, experienced management team which would benefit from its management’s network or expertise, such as additional management expertise, capital structure optimization, acquisition advice or operational changes to drive improved financial performance;

●	are positioned for continued organic growth and may grow through bolt-on acquisitions;

●	are fundamentally sound companies with proven track records;

●	have an operating model that has adapted or has an executable strategy to be able to meet the changing consumer or business behaviors in a COVID-19 or post-COVID 19 environment;

●	will offer attractive risk-adjusted return for our stockholders; and

●	can benefit from being a publicly traded company, are prepared to be a publicly traded company and can utilize access to broader capital markets.

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement.

This chronology does not purport to catalogue every correspondence among representatives of OmniLit. Representatives of OmniLit involved in the discussions and negotiations referenced herein included one or more of Al Kapoor, CEO of OmniLit, Robert O. Nelson II, CFO of OmniLit, and Skylar Jacobs COO of OmniLit.

Between November 8, 2021, when the SEC declared the registration statement for the OmniLit IPO effective, and May 6, 2022 (date of signing the first letter of intent), OmniLit, reviewed and reached out to many potential business combination candidates, and held frequent discussions, both internally and with a wide range of management teams at various potential targets.

In total, OmniLit entered into non-disclosure agreements with 14 candidates. Following a systematic process of evaluation and due diligence, OmniLit ultimately submitted to certain of these potential targets, (i) one IOI to enter a business combination (Candidate 1 described below) and (ii) seven Letters of Intent (“LOI”) to enter into a business combination (Candidates 2-6 unsigned LOI and Candidates 7-8 described below). No discussions regarding a potential business combination with any candidate were held prior to OmniLit’s IPO.

OmniLit submitted two signed LOIs and five unsigned LOIs to potential targets. The remaining candidates did not receive an LOI from OmniLit due to a combination of factors, including inadequate preparedness to be a publicly traded company or because OmniLit did not believe that a business combination was actionable with such candidate.

In the case of the unsigned LOIs sent to the five candidates, OmniLit spent approximately 2-3 weeks per company to review investor presentations, conduct meetings with respective management teams, review technical capabilities, and in several cases, conduct on-site meetings to tour manufacturing facilities. Following this course of diligence, OmniLit prepared preliminary LOIs to be shared with the candidates for their review. Following the submission of the preliminary LOIs, and after feedback from the potential targets, OmniLit decided to abandon its pursuit of 4 of these targets for various reasons, including, but not limited to, minimum cash to close considerations, candidates not being cash-flow positive, cash-out requirements from existing stockholders, and desire to pursue other, more promising candidates. The final company who had received an unsigned LOI had shortly thereafter made the determination to abandon the pursuit of any SPAC transaction based on feedback from a key stockholder.

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On November 15, 2021, OmniLit received an inbound request from Candidate 2 to explore a potential business combination. Candidate 2’s business model was a good fit with OmniLit’s investment thesis. A non-disclosure agreement was signed, and access was received to a due diligence data room. Candidate 2 held a management meeting with OmniLit. As a next step, On January 12, 2022, OmniLit’s CEO traveled to Candidate 2 for an onsite meeting with senior management and a facility tour. This resulted in the issuance of an LOI to enter into a business combination on February 3, 2022. Candidate 2 informed OmniLit that key stockholders were supportive of the transaction. The company was not cash flow positive and would require sufficient capital at the closing to fund the company before reaching consistent profitability. OmniLit informed Candidate 2 on May 2, 2022 that it was abandoning the pursuit with Candidate 2 and pursuing another target that was cash flow positive (Candidate 7 described below).

On November 22, 2021, OmniLit received an inbound request from Candidate 3 to initiate discussions about a potential business combination. Candidate 3’s business model was a good fit with OmniLit’s investment thesis. A non-disclosure agreement was executed, and in-depth conversations followed over several days with Candidate 3’s CEO and CFO with its majority stockholder. After several meetings and review of detailed due diligence data, including technical details of products, an LOI was issued by OmniLit on December 3, 2021. Meetings and due diligence continued for several more days. The CEO and COO of OmniLit traveled for an onsite due diligence trip on January 18, 2022. A meeting with Candidate 3’s executives and employees was held followed by a tour of the facility. In depth financial modeling discussions followed and introductions were made to several members of the senior management team. The majority stockholder joined the meeting onsite to discuss the public market readiness of Candidate 3. Candidate 3 was close to becoming cash flow positive but was anticipating more capital investment to fund growth before reaching consistent positive cashflow. Negotiations around the terms of the potential business combination continued. After continued deliberation, however, Candidate 3 ultimately informed OmniLit on January 24, 2022 that it was going to pause the SPAC merger process to pursue immediate private funding.

On November 30, 2021, OmniLit received an inbound request from Candidate 4 to explore a potential business combination. Candidate 4’s business model was a good fit with OmniLit’s investment thesis. A non-disclosure agreement was signed, and access was received to a due diligence data room. OmniLit’s CEO attended several calls held by industry experts on Candidate 4’s products. Candidate 4 held a management meeting for OmniLit, which resulted in the issuance of an LOI to enter in a business combination on December 20, 2021. OmniLit was informed that two blank check companies were being considered for a business combination by Candidate 4’s board and OmniLit was one of them. However, the discussions between the two parties were discontinued after Candidate 4 notified OmniLit in the following days that it was focusing its efforts on pursuing a combination with another blank check company. Candidate 4 informed OmniLit on April 22, 2021, that it would reconsider and initial business combination with OmniLit. After further discussions about the terms of the merger, OmniLit’s CEO visited Candidate 4’s facility on May 3, 2022 to engage in further due diligence on the product and team. The company was not cash flow positive and would require significant capital at close to fund the company before reaching consistent profitability. OmniLit informed Candidate 4 on May 6, 2022, that it had abandoned its pursuit of an initial business combination with Candidate 4.

On December 16, 2021, OmniLit received an inbound request from Candidate 1 to initiate discussions about a potential business combination. Candidate 1’s business model was a good fit with OmniLit’s investment thesis. A non-disclosure agreement was executed, and in-depth conversations were held with Candidate 1’s CEO. An IOI to enter into a business combination was issued on December 30, 2021 to Candidate 1 after a review of due diligence materials. The CEO of Candidate 1 communicated that he was presenting the IOI from OmniLit to Candidate 1’s board and key stockholder. Candidate 1’s CEO informed OmniLit that the key stockholder was not in support of a transaction and the pursuit was abandoned on January 13, 2022.

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OmniLit’s CEO attended a trade show, Photonics West, held from January 22-27, 2022, and met the CEO of Candidate 5. OmniLit’s CEO had known about the company for a few years and after engaging in due diligence of the Candidate 5’s products, offered to discuss a merger between OmniLit and Candidate 5. Over the next several weeks, Candidate 5 provided more due diligence materials after execution of a non-disclosure agreement. OmniLit’s CEO traveled to Candidate 5 on February 17, 2022, to continue onsite due diligence. OmniLit’s CEO was introduced to the senior management team and the manufacturing tour provided insight into Candidate 5’s product offerings. OmniLit had an in-person meeting with the Candidate 5’s key stockholder, on February 18, 2022. Based on these conversations about merger structure, OmniLit issued an LOI to enter into an initial business combination on February 23, 2022. Several revisions were exchanged over the following several months. On May 6, 2022, OmniLit informed Candidate 5 that it was abandoning the pursuit of an initial business combination with Candidate 5 due to the signing of another LOI (Candidate 7 described below). OmniLit was concerned about not being able to meet the minimum cash at close requirements to reach consistent cash flow positive results and key stockholder’s partial cash out considerations in the transaction.

On March 3, 2022, OmniLit received an inbound request from Candidate 6 to initiate discussions about a potential business combination. Candidate 6’s business model fit well with OmniLit’s investment thesis. A non-disclosure agreement was executed, and in-depth conversations were held with Candidate 6’s CEO and senior management team. After providing OmniLit with extensive technical and business due diligence materials, the investment bank representing Candidate 6 invited OmniLit to enter a business combination and OmniLit responded by submitting an LOI on May 2, 2022. Over the next several days, OmniLit assessed and became concerned about Candidate 6’s capital needs at closing to reach positive cash flow on a consistent basis. On May 6, 2022 OmniLit informed Candidate 6 that it was abandoning the pursuit due to signing of an LOI with another target.

OmniLit ultimately signed an LOI to pursue a business combination with Candidate 7 on May 6, 2022 and abandoned other potential business combination opportunities that it had explored prior because of, among other things: (i) the fact that the other business combination targets did not meet enough of OmniLit’s transaction criteria for a business combination target, due in part to risks related to key stockholder interests and the capital required to be raised at the close of a business combination transaction for the targets to reach consistent positive cash flow, (ii) OmniLit’s belief that Candidate 7 met many of its transaction criteria, (iii) the level of engagement by, and discussions with, Candidate 7 as compared to the other potential business combination candidates and (iv) Candidate 7’s preparedness and willingness to devote appropriate resources to negotiate and execute definitive agreements and consummate a Business Combination to become a public company.

In this case of the first signed LOI, OmniLit entered into a non-disclosure agreement with Candidate 7 on November 17, 2021, following initial outbound outreach conducted by Imperial Capital, OmniLit’s IPO underwriter. Access was provided to due diligence materials and extensive review was conducted by the OmniLit team. An IOI was submitted by OmniLit on December 10, 2021. Candidate 7 informed OmniLit that they were working though some internal matters regarding a minority preferred stockholder, and they would reconnect with OmniLit about four weeks later. On January 28, 2022, OmniLit CEO and CFO traveled for an onsite visit. Management meetings were held all day along with visits to two facilities close to Candidate 7’s headquarters. A lunch meeting was held among the OmniLit CEO and CFO and Candidate 7’s CEO the next day to discuss strong interest in pursuing an LOI. The CEO of OmniLit and the CEO of Candidate 7 met for another one-on-one meeting on February 4, 2022, to discuss public readiness of Candidate 7’s team. An LOI was submitted by OmniLit to Candidate 7 on March 7, 2022. The OmniLit CEO and CFO were invited to present the merger prospects at the Candidate 7 board meeting on March 24, 2022, and to discuss the outline of the structure and valuation of the proposed transaction.

After several revision drafts, an LOI was signed on May 6, 2022, which outlined the proposed terms of an initial business combination based on an initial equity value split into upfront consideration and potential earnout consideration based on certain share price milestones. OmniLit and Candidate 7’s teams held a kick-off organizational call involving a working group with multiple parties including Imperial Capital and legal counsels for both sides aligning the teams on deliverables and timelines towards executing an initial business combination agreement. After the organizational call, the working group continued to hold weekly calls to update and establish materials needed to launch the business combination between OmniLit and Candidate 7. On June 14, 2022, the OmniLit team traveled to other facilities of Candidate 7 to conduct all-facility onsite due diligence. On June 20, 2022, OmniLit issued the first draft of the business combination Agreement to Candidate 7.

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OmniLit team and senior management team of Candidate 7 worked together to position Candidate 7 for a “wall cross” process and completed the draft of the management presentation. The wall cross presentations led to two forward purchase agreements term sheets from investors. Furthermore, three meetings were held with debt and equity lenders and two meetings were held for existing public stockholders of OmniLit. Based upon feedback from these meetings, Candidate 7’s advanced manufacturing component appealed to the investors, but the investors also had concerns about the retail aspect of its business given the market conditions at the time. In addition, Candidate 7 had a cash at close condition driven primarily by their existing stockholder distribution requirements that appeared difficult to achieve based on the level of interest following the wall cross meetings.

On September 6, 2022, OmniLit considered that the timeframe to complete a transaction by the February 12, 2023, deadline was narrow and therefore began to prepare for a special meeting of stockholders to vote upon a set of proposals to extend the date (the “Extension”) when OmniLit would have to consummate a business combination. This course of action was supported by Candidate 7, as both OmniLit and Candidate 7 believed that the February deadline was unlikely to be met given the ongoing wall cross process, the status of the negotiations, and the time required to have a successful de-SPAC process. OmniLit worked with Morrow Sodali, Continental Stock and Trust and Ropes & Gray LLC to prepare the preliminary proxy statement , which was filed with the SEC on November 9, 2022. The definitive proxy statement was filed on November 21, 2022, with a meeting date to vote upon the Extension proposals of December 13, 2022.

OmniLit’s CEO and CFO met with Candidate 7’s minority preferred stockholder on December 15, 2022. Candidate 7’s minority preferred stockholder continued to maintain its requirement of a cash distribution at close as a closing condition. Therefore, based upon the aforementioned reasons, OmniLit determined that it was not feasible to complete a transaction with Candidate 7 and decided to abandon the pursuit of Candidate 7 on December 16, 2022.

During November 2022, OmniLit observed that (i) advanced manufacturers of Optics and Photonics businesses were retaining their value in deteriorating public markets, (ii) raising capital in Private Investments in Public Equities market had become extremely difficult, and (iii) per ReadyRatios.com, financial ratios of companies operating within SIC Code 3827 Optical Instruments and Lenses indicated sustained positive financial metrics. Furthermore, several macroeconomic conditions, the escalation of the Russian-Ukrainian conflict, efforts of the United States government to onshore manufacturing through the CHIPS Act, and poor performance of special purpose acquisition companies that had acquired pre-revenue and/or unprofitable growth stage companies led to belief that advanced manufacturing companies, and those heavily involved in the defense and consumer end-markets, would be compelling acquisition targets.

On November 27, 2022, based on the observations above, and an analysis of companies with no cash at close condition and aggregate positive cash flow over a sustained period of time with an uncomplicated capital structure, OmniLit CFO made an outbound request to the CEO of Candidate 8, Syntec Optics, Inc., an affiliate of the Sponsor, to express OmniLit’s interest in Syntec Optics as a potential related party transaction target and signed a non-disclosure agreement. The nature of the affiliation is that Mr. Al Kapoor is OmniLit CEO, OmniLit Board Chairman, Managing Member of the Sponsor and is also the Chairman of the board of directors (non-management role) and majority shareholder of Syntec Optics.

OmniLit believed that the shifting conditions in 2022 poised Syntec Optics, as an advanced manufacturing company, to have favorable tailwinds, including, for example, the onshoring of U.S. manufacturing, increasing demand for low weight military equipment, increasing use of intelligent automation in biomedical sectors, and growing ubiquitous data, therefore making it a compelling acquisition target. Syntec Optics was not considered as an initial candidate because the OmniLit research team had not identified it through their initial private company search parameters. Syntec Optics was outside of the initial search parameters centered around finding a target that was positioned for “continued” organic growth and could “continue” to grow through bolt-on acquisitions. Syntec Optics was outside of OmniLit’s initial search parameters centered around finding a target that was positioned for continued organic growth and could continue to grow through bolt-on acquisitions because OmniLit did not believe any compelling macro-trends or tailwinds for continual year over year growth existed for companies such as Syntec Optics. However, shifting tailwinds and economic conditions began to improve the suitability of Syntec Optics as a potential acquisition target. These shifting tailwinds included reshoring of American advanced manufacturing as a result of a November 3, 2022 Policy Flash by the U.S. Department of Energy’s Office of Management to their Purchasing Officers regarding FAR Buy American Act requirements, and the first reported large scale deployment of space laser technology for broadband internet in underserved regions. OmniLit believed these shifting tailwinds had potential to provide year-over-year continual organic and inorganic growth for Syntec Optics. The FAR Buy American Act amendment’s requiring reshoring of supply chains to advanced domestic manufacturers had potential to bring continued growth to companies such as Syntec Optics. The satellite broadband internet providers’ shift to space laser technology from radio signal-based technology would add optics manufacturers like Syntec Optics to their supply chains.  For OmniLit, there were several other candidates identified and pursued based upon the initial target identification search. Therefore, it was only once OmniLit’s management considered the shifting tailwinds and economic conditions that were believed to generate organic growth and attract bolt-on acquisitions that Syntec Optics emerged as a compelling acquisition target.

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Over several days, OmniLit CFO, Robert O. Nelson II, and OmniLit COO, Skylar Jacobs, reviewed introductory Syntec Optics materials, and had discussions with Syntec Optics’ CEO and Corporate Finance Director to confirm Syntec Optics’ profitability, management’s eagerness to pursue a transaction, and its existing capacity for growth without significant additional capital. OmniLit determined it worthwhile to pursue further due diligence and subsequently engaged an independent accounting firm to perform a VS100 valuation analysis on Syntec Optics on November 29, 2022.

On, December 12, 2022, and following several weeks of soliciting proxies and allowing for redemption requests to Continental Stock Transfer & Trust, OmniLit filed a press release and a Form 8-K to notify stockholders that the special meeting would be postponed until December 21, 2022. The reason for the postponement was that although the Extension proposals to extend the lifespan of the business combination up to a period of 9 months had been overwhelmingly approved, OmniLit was unable to consummate the vote because the level of redemptions would have resulted in the Company having less than $5,000,001 in net tangible assets which was required by the Company’s certificate of incorporation. OmniLit conducted several calls with our IPO underwriters, Imperial Capital, LLC and I-Bankers Securities, Inc., to determine ways to reverse redemptions to meet the net tangible asset minimum. After these calls, OmniLit determined to offer non-redemption agreements to OmniLit stockholders. Based upon the observed exchange rate of other non-redemption agreements at that time, it was determined that the appropriate economic consideration would be to offer non-redeeming stockholders one OmniLit Founder Share for every 2.3 unredeemed Class A common stock.

The December 12, 2022 press release and Form 8-K informed stockholders they would be able to reverse their redemption elections and that OmniLit had entered into Non-Redemption Agreements with certain stockholders to provide them economic interest in OmniLit Founder Shares in exchange for such redemption reversals. The status of the Extension vote and the offering of Non-Redemption Agreements was communicated individually to both Candidate 7 and Candidate 8, providing comfort to the targets that there would be sufficient time to allow for a business combination and de-SPAC.

On December 13, 2022, given OmniLit’s interactions with Syntec Optics, as a potential related party transaction target, OmniLit’s Board discussed the requirement that as an affiliate transaction, to be in accordance with the IPO prospectus, that OmniLit, or a committee of independent directors, would need to obtain an opinion from an independent investment banking firm that is a member of FINRA to examine if the initial business combination is fair to OmniLit stockholders from a financial point of view.

On December 14, 2022, OmniLit CFO, Robert O. Nelson II, and OmniLit CEO, Al Kapoor, traveled to Syntec Optics’ manufacturing facility to meet with Syntec Optics CEO to continue due diligence as a potential related party transaction target. During these interactions, Mr. Kapoor acted in his capacity of OmniLit CEO.

On December 18, 2022, OmniLit held a meeting of the OmniLit Board by videoconference, which was fully attended by the Board, including Mr. Kapoor. During the meeting, OmniLit’s CFO, Robert O. Nelson II, provided updates regarding negotiations of potential transactions, including the readiness of OmniLit to submit the Initial LOI to Syntec Optics, to which there were no objections from any directors. After the Board meeting, OmniLit sent a non-binding LOI to Syntec Optics, which outlined the proposed terms of a potential business combination based on an equity value of $540 million and potential earnout consideration of $40 million based on a combination financial performance milestones and certain share price milestones. OmniLit arrived at an equity value of $540 million and potential earnout consideration of $40 million by analyzing the valuation techniques, economic factors and financial ratios outlined in the Summary of OmniLit Financial Analysis, in addition to considering company analysis, industry analysis and elements included in other indications of interest and letters of intent that OmniLit participated in during its target selection process. The equity valuation of $540 million and potential earnout of $40 million were based on valuations that considered Syntec Optics’ 2024 projected combined organic growth and inorganic growth potential. OmniLit also considered management earnout and other elements of the transaction, in addition to indications of interest and letters of intent that were negotiated with other targets throughout the year.

An LOI was signed on December 18, 2022, with Syntec Optics. Unlike the seven previously considered merger candidates, a business combination with Syntec Optics was not conditioned on any cash at close condition, due to (i) Syntec Optics having positive aggregate cash flow for over two decades, (ii) Syntec Optics stockholders having previously invested capital in resources that were available now for organic growth, and (iii) there being no cash at close distribution requirement (for the avoidance of doubt, meaning no cash distribution to Syntec Optics stockholders) at Closing to Syntec Optics stockholders. Given there was no cash at close condition, it reduced the risk of completing a transaction.

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On December 19, 2022, OmniLit and Syntec Optics formed a working group comprised of OmniLit’s CEO, Al Kapoor, CFO, Robert O. Nelson II, and COO, Skylar Jacobs, and Syntec Optics’ CEO to create a management presentation, involving the related party transaction, that provided an overview of Syntec Optics’ business, the proposed business combination, strategic advantage, end markets and financial performance. During these meetings, Mr. Kapoor acted in his capacity as OmniLit CEO.

On December 21, 2022, OmniLit Acquisition Corp. held its 2022 Special Meeting and the Extension proposals were approved. In connection with the vote to approve the Extension proposals, the holders of 13,026,951 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.28 per share, for an aggregate redemption amount of approximately $133,917,056.28. OmniLit entered nine (9) Non-Redemption Agreements. A total of 1,149,982 shares of Class A common stock are subject to such Non-Redemption Agreements.

On December 27, 2022, OmniLit sent an initial legal due diligence request list to Syntec Optics. Additional due diligence requests were sent by OmniLit to Syntec Optics over the following weeks.

On December 28, 2022, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation. This merger had no impact on ongoing transaction discussions as this was a preplanned action by Syntec Technologies, Inc. to reduce its administrative costs.

From January 18, 2023 to February 1, 2023, OmniLit’s CEO and CFO met with several customers of Syntec Optics at trade shows, to verify due diligence data and potential commercial agreements in defense, biomedical, consumer and communications end-markets. OmniLit’s CEO and CFO met with defense customers with requirements of made-in-USA light weight optical assemblies. OmniLit’s CEO and CFO met with an advanced aerospace customer to discuss optics telescopes and collectors for satellites and the importance advantages of weight reduction and price reduction. OmniLit’s CEO and CFO then met with a biomedical device manufacturing customer to discuss DNA sequencing and also another defense optics manufacturing customer to discuss next generation scopes. OmniLit’s CEO and CFO finally met with an advanced manufacturing customer to discuss other areas optics in the total addressable market. OmniLit concluded there were no materially adverse findings as a result of such meetings. During these diligence meetings, Mr. Kapoor acted in his capacity as OmniLit CEO.

Throughout January 2023, members of the Special Committee that was formed on December 13, 2022 conducted interviews of several FINRA member firms. Based on initial feedback, the Special Committee members indicated to OmniLit it needed to reconsider the terms of the transaction in the Syntec Optics LOI and provide underwriter Imperial Capital information to review the transaction.

Between December 19, 2022 and January 31, 2023, the parties renegotiated the terms of the Initial LOI of the related party transaction. During these negotiations, Mr. Kapoor acted in his capacity as OmniLit CEO. Throughout January 2023, OmniLit management held calls with Syntec Optics’ CEO to discuss the outline of the transaction structure and valuation of the proposed transaction. Regarding the transaction structure, discussions revolved around the timing of the stock distributions. Both parties analyzed other de-SPAC transactions that had closed and renegotiated the payment of the aggregate consideration. The aggregate consideration would be split by organic and inorganic growth potential. The consideration tied to organic growth would occur at close and the consideration tied to inorganic growth would be made contingent and tied to future stock performance. The analysis outlined in the Summary of OmniLit Financial Analysis was rerun to arrive at the consideration finally agreed upon as outlined in the Business Combination Agreement. Proposals and counter-proposals were discussed regarding proposed merger consideration and changes in the earnout provisions with respect to the Initial LOI, including the determination of equity value, exclusivity terms, conditions to closing, and the structure of the combined company.

On January 31, 2023 OmniLit’s CFO negotiated with Syntec Optics’ CEO and contemplated terms of a merger between the related parties where all of the outstanding Syntec Optics shares were exchanged for 32,500,000 common shares of OmniLit (valued at $10.00 per share), reduced by net debt/cash of $9,000,000 to 31,600,000 common shares of OmniLit (valued at $10.00 per share) plus a contingent earnout consideration of 26,000,000 shares for the stockholders of OmniLit common stock in the aggregate during the five years post-closing period earned in equal 1/3 tranches of shares upon achieving respective share prices of $12.50, $14.00 and $15.50 per share. A performance based earnout for the management team of 2,000,000 shares was also contingent on reaching operational performance metrics in each of the respective 2024 and 2025 audited financial statements. OmniLit and Syntec Optics arrived at a valuation of $325 million (32,500,000 common shares valued at $10.00 per share) based on Syntec Optics’ 2024 projected organic growth by analyzing the valuation techniques, economic factors and financial ratios outlined in the Summary of OmniLit Financial Analysis, and assigning a contingent earnout value of 26 million shares to Syntec Optics’ inorganic growth potential and the innate value of Syntec Optics vertically and horizontally integrated platform and Syntec Optics relationships in the optics and photonics industry. OmniLit also considered indication of interest and letters of intent that were negotiated with other targets throughout the year.

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On February 3, 2023, OmniLit held a meeting with Imperial Capital, underwriters of OmniLit, by videoconference to describe Syntec Optics and the proposed transaction. After the videoconference, OmniLit emailed Imperial Capital an initial set of due diligence materials including, Syntec Optics’ management presentation and projected financials. Between February 3, 2023 and February 16, 2023, Imperial Capital reviewed the materials. On February 16, 2023, Imperial Capital had a call with OmniLit and queried OmniLit on Syntec Optics’ provided materials and other relevant topics.

Throughout February and March 2023, members of the Special Committee continued interviewing FINRA member firms. OmniLit Board’s intention was to have an independent FINRA member investment banking firm, in accordance with the OmniLit prospectus, render an opinion regarding the fairness, from a financial point of view to OmniLit’s unaffiliated stockholders, of the Aggregate Merger Consideration to be paid by OmniLit to the Syntec Optics stockholders in the Business Combination. The members of the Special Committee finally indicated that 3 FINRA member investment banking firms they interviewed could evaluate the fairness of the transaction from a financial point of view.

Given that the proposal to extend the business combination period to November 12, 2023, was approved by its stockholders, it was deemed that in the additional nine months of extension, a fairness opinion could be performed and there would be time to complete the business transaction. After nearly 16 months of service, past the pre-extension initial liquidation date of February 12, 2023, on April 3, 2023, the Board accepted the resignations of certain members of the Special Committee: Kent Weldon, Mark Norman, and Jim Jenkins. Their resignations were for personal reasons and not due to a disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Prior to these resignations, which occurred on April 3, 2023, OmniLit interviewed 14 individuals to fill potential future vacancies. Each of the 14 persons entered into confidentiality agreements and were provided detailed background information (management presentation, affiliate nature of the proposed transaction, and financial performance) about OmniLit’s potential business combination with Syntec Optics. Director prospects engaged in several conference calls for due diligence of the proposed transaction.

Effective April 3, 2023, the Company appointed Mr. Wally Bishop, Mr. Brent Rosenthal, and Mr. Albert Manzone to the Board and Special Committee to fill vacancies created by the resignations of Mr. Weldon, Mr. Norman, and Mr. Jenkins, in accordance with the Company’s charter and by-laws. The newly added independent directors brought regulatory compliance, corporate governance, public and private market financing experience, expertise in M&A, and post-close operational integration experience to OmniLit. The new directors continue to review the pertinent information about the proposed business combination, including, but not limited to, the draft Business Combination Agreement and Syntec Optics’ financials.

As per the IPO prospectus, OmniLit, or a committee of independent directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that OmniLit’s initial business combination is fair to OmniLit from a financial point of view. Among other factors, OmniLit used the following criteria to choose one of the three FINRA member investment banking firms available to perform the fairness opinion (i) industry experience, (ii) mid-market transaction size focus, (iii) optics and photonics field experience, (iv) relevant transactions in relevant geography, and (v) SPAC experience.

The Special Committee, after considering the qualifications of The Benchmark Company, LLC (“Benchmark”) as an independent financial advisor, as well as the total fee of $300,000 and the reimbursement of reasonable expenses that Benchmark would be entitled to for its engagement, approved the engagement of Benchmark on April 5, 2023 as its independent FINRA member investment banking firm to evaluate the fairness, from a financial point of view, to OmniLit’s unaffiliated stockholders of the Aggregate Merger Consideration to be paid in the Business Combination. See the section of this proxy statement/prospectus entitled “Opinion of Special Committee’s Financial Advisor” for additional information about the Opinion.

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On April 17, 2023, OmniLit sent an initial draft of the Business Combination Agreement to Syntec Optics counsel, Woods Oviatt Gilman LLP (“Woods Oviatt”), for review with the revised terms of the transaction.

From April 18, 2023 to April 20, 2023, OmniLit CEO, Al Kapoor, and OmniLit CFO, Robert O. Nelson II, traveled to Rochester, New York to conduct further financial and technical due diligence with Syntec Optics’ CEO and operations team. OmniLit also met with commercial bankers and one of Syntec Optics’ local biomedical customers. Additionally, OmniLit and Syntec Optics’ Corporate Finance Director met with Syntec Optics’ counsel, Woods Oviatt to discuss the business combination process. During these meetings, Mr. Kapoor acted in his capacity as OmniLit CEO.

On April 20, 2023, Woods Oviatt prepared a preliminary list of comments on the draft Business Combination Agreement and disclosure schedules, which was emailed to OmniLit.

On April 25, 2023, OmniLit sent an updated draft of the Business Combination Agreement with Woods Oviatt’s comments to Ropes & Gray LLP (“Ropes & Gray”), OmniLit’s legal advisor.

On April 26, 2023, OmniLit held a meeting of the OmniLit Board by videoconference. During the meeting, Benchmark reviewed its financial analysis with the Board and rendered a verbal opinion that, as of the date thereof and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and expressed qualifications, the consideration to be paid by OmniLit to the Syntec Optics stockholders in the Business Combination pursuant to the Business Combination Agreement was fair to OmniLit from a financial point of view. At the end of the board meeting, and following an executive session of the independent directors, the board unanimously approved the Business Combination Agreement.

On April 26, 2023, the Board and Special Committee approved the Business Combination Agreement.

On April 28, 2023, Ropes & Gray sent a subsequent draft of the Business Combination Agreement to OmniLit.

On May 3, 2023, the OmniLit and Syntec Optics teams notified a working group of multiple parties including Woods Oviatt (legal counsel to Syntec Optics), Ropes & Gray (legal counsel to OmniLit), Marcum, LLP (“Marcum”), auditors to OmniLit, and Freed Maxick CPAs, P.C. (“Freed Maxick”), auditors to Syntec Optics, of deliverables and timelines towards filing a Form S-4 with the Securities and Exchange Commission.

On May 9, 2023, Benchmark updated its financial analysis and confirmed its previously-rendered verbal opinion by delivery of Benchmark’s written opinion addressed to the Special Committee that, as of the date thereof and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained therein, the consideration to be paid by OmniLit to the Syntec Optics stockholders in the Business Combination pursuant to the Business Combination Agreement was fair to OmniLit from a financial point of view. The Business Combination Agreement was then executed by OmniLit and Syntec Optics.

On May 10, 2023, the parties announced the Business Combination, and OmniLit filed a Current Report on Form 8-K including, among other things, a press release, and a copy of the Business Combination Agreement.

On August 31, 2023, Syntec Optics provided updated financial projections for the years ended December 31, 2023, and December 31, 2024, to members of OmniLit management (such updated projections, the “Updated Projections”). The Updated Projections revised the forecasted revenue and forecasted adjusted EBITDA for the years ended December 31, 2023, and December 31, 2024, which had previously been provided to OmniLit in January 2023 (the “Original Projections”). The Updated Projections forecast lower projected revenue, which is primarily due to unexpected delays in production manufacturing of new products. These delays were attributed to a combination of the extremely high tolerances required and a delayed ramp up from manufacturing prototype to production. Therefore, given the delay in product launch, Syntec Optics lowered its assumption regarding the number of units that it will be able to produce in 2023 and 2024. The Updated Projections include forecasted revenue for the years ended December 31, 2023, and December 31, 2024, of $32 million and $72.9 million, respectively. The Updated Projections include forecasted adjusted EBITDA for the years ended December 31, 2023, and December 31, 2024, of $7.9 million and $28.2 million, respectively.

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On September 1, 2023, the Board met to discuss the Business Combination and the impact of the Updated Projections on the updated commercial and business prospects for New Syntec Optics and impact on the Business Combination. Mr. Kapoor attended the meeting and acted in his role as OmniLit CEO. During this meeting, OmniLit’s CFO, Robert O Nelson II, presented the Updated Projections, as set forth in “Certain Projected Financial Information of Syntec Optics” below, Syntec Optics’ current status of its manufacturing capabilities, and Syntec Optics’ new product launches subsequent to May 9, 2023, the date on which the Merger Agreement was signed. The Board first reviewed OmniLit’s COO and CFO’s analysis in which they utilized original valuation multiples as of January 2023 supplied within “Summary of OmniLit Financial Analysis,” but recalculated the implied valuation range based on the Updated Projections. OmniLit found this implied enterprise value range using the original valuation multiples and Updated Projections remained higher than the ascribed enterprise value for Syntec Optics of $325 million pursuant to the Business Combination Agreement. The Board also reviewed updated 2024 valuation multiples, which are supplied within “Summary of OmniLit Financial Analysis,” for those companies previously identified as comparable companies. To update these multiples, OmniLit management used publicly available data as of August 31, 2023, specifically recalculating the enterprise value to revenue and enterprise value to EBITDA multiples. OmniLit management found that the August 2023 median enterprise value to revenue multiple was 3.2% lower and the August 2023 median enterprise value to EBITDA multiple was 11.8% higher than the respective median multiples calculated and used in January 2023. Using the updated August 31, 2023 multiples and the Updated Projections, OmniLit’s COO and CFO calculated the implied enterprise value range and found this updated range was higher than the ascribed enterprise value for Syntec Optics of $325 million pursuant to the Business Combination Agreement.

Furthermore, OmniLit’s COO and CFO recalculated the analysis completed within the series of financial analyses as described in the section “Due Diligence Process”. The process for recalculating this analysis was to use the same underlying data and assumptions as of May 2023 in the three customary approaches in the analyses and recalculate the implied enterprise value range based on the Updated Projections. OmniLit’s COO and CFO’s conclusion from this analysis was that the average implied enterprise value range of all three approaches using the Updated Projections was $295 million to $610 million. OmniLit’s COO and CFO concluded that Syntec Optics’ ascribed enterprise value of $325 million was still within the implied enterprise value range when considering the Updated Projections. The OmniLit Board determined, based on its review and analysis of the Updated Projections, that the Updated Projections would not alter the conclusion reached by The Benchmark Company in its fairness opinion based upon this recalculated analysis because the ascribed enterprise value of $325 million was still within the implied value range when considering the Updated Projections and appears on the lower end of the value range. Therefore the OmniLit Board determined not to request The Benchmark Company to update its fairness opinion to reflect the Updated Projections. Based on the foregoing factors (as well as the factors considered by the Board when it originally recommended that the stockholders approve the Business Combination, as set forth in “OmniLit’s Board’s and Special Committee’s Reasons for the Approval of the Business Combination” below), the Special Committee and Board re-affirmed its support for proceeding with the Business Combination on the same economic terms as set forth in the Business Combination Agreement and re-affirmed the determination that the Business Combination is advisable, fair to and in the best interests of OmniLit and its stockholders.

OmniLit ultimately decided to pursue a business combination with Syntec Optics and to abandon other potential business combination opportunities that it had explored because of, among other things: (i) the fact that the other business combination targets did not meet enough of OmniLit’s transaction criteria for a business combination target, such as strong competitive position, lack of visibility for continued organic growth, and lack of preparedness to be a publicly traded company, (ii) the fact that OmniLit’s directors’ and officers’ believed that Syntec Optics met many of its transaction criteria, (iii) the level of engagement by, and discussions with, Syntec Optics as compared to the other potential business combination candidates and (iv) Syntec Optics’ preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummate the Business Combination and become a public company. See the section entitled “Business Combination Proposal — The OmniLit Board’s Reasons for the Business Combination” for more information.

The OmniLit Board and Special Committee’s Reasons for the Approval of the Business Combination

The OmniLit Board and the Special Committee, in evaluating the transaction with Syntec Optics, consulted with its legal counsel, financial and accounting advisors. In reaching (i) its conclusion that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of OmniLit and its stockholders and (ii) its recommendation that the stockholders adopt the Business Combination Agreement and approve the Business Combination, the OmniLit Board and the Special Committee considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the OmniLit Board and the Special Committee did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The OmniLit Board and the Special Committee viewed their decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of OmniLit’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward- Looking Statements.”

The members of OmniLit’s management team, the OmniLit Board, and the Special Committee are well-qualified to evaluate the transaction with Syntec Optics. They have significant transactional experience, including in the optics and photonics industries. OmniLit’s management team, the OmniLit Board, and the Special Committee also include individuals with experience in executive management of multinational companies and in investing in companies in the Optics and Photonics sector.

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The OmniLit Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

●	At Market Transaction Terms

○	Simple capitalization table

○	No minimum cash at close condition and No cash-out

●	Established Platform

○	Built on Foundation of Defensible IP and Trade Secret Processes

○	Pre-Investment made in PPE for the Past 5 years

○	Consolidation History and Long-Term Team Experience with Consolidation Execution

○	Public Process Rigor (PCAOB financials ready)

●	Optics and Photonics Industry is Ripe for Consolidation

○	Resides in an Optics and Photonics Cluster

○	Other Business Owners want to Sell Due to Existing Technical Relationships

The OmniLit Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Benefits not achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

●	Liquidation of OmniLit. The risks and costs to OmniLit if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in OmniLit being unable to effect a business combination by the completion deadline and forcing OmniLit to liquidate.

●	Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits OmniLit from soliciting other business combination proposals and restricts OmniLit’s ability to consider other potential business combinations so long as the Business Combination Agreement is in effect.

●	Stockholder Vote. The risk that OmniLit’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

●	Post-Business Combination Corporate Governance. The OmniLit Board considered the corporate governance provisions of the Business Combination Agreement and the proposed material provisions of the amendment to OmniLit’s certificate of incorporation and the proposed amended bylaws and the effect of those provisions on the governance of the company post-Business Combination. See “The Business Combination Agreement” and “Management of New Syntec Optics After the Business Combination” for detailed discussions of the terms and conditions of these documents.

●	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within OmniLit’s control.

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely delay consummation of the Business Combination.

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●	Potential Conflicts. The OmniLit Board considered the potential additional or different conflicts of interests of OmniLit’s directors and executive officers, and the Sponsor and its affiliates, as described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” The OmniLit Board considered Mr. Kapoor’s roles at OmniLit and Syntec Optics and the related conflicts of interest. The OmniLit Board, including OmniLit’s independent directors, with their respective outside counsel, reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the OmniLit Board, the Business Combination Agreement and the transactions contemplated thereby, including the Merger.

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

●	Other Risks. Various other risks associated with the Business Combination, the business of OmniLit and the business of Syntec Optics described under the section entitled “Risk Factors.”

The OmniLit Board concluded that the potential benefits that it expected OmniLit and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The Board considered the potential conflict of interest associated with a Business Combination with an affiliate of the Sponsor, specifically, whether the initial business combination was fair to OmniLit from a financial point of view. After determining that OmniLit’s existing charter allowed for the completion of a Business Combination with an affiliate, the Board approved the initial business combination. Pursuant to the requirements of the Company’s existing charter, the Board formed the Special Committee of independent directors. The Special Committee subsequently obtained an opinion from a FINRA-regulated independent investment bank, stating that the initial business combination was fair to OmniLit from a financial perspective. Accordingly, the Special Committee and then the OmniLit Board determined that the Business Combination Agreement and the Business Combination were advisable, fair to, and in the best interests of OmniLit and its stockholders.

Summary of OmniLit Financial Analysis

The following is a summary of the material financial analyses prepared by OmniLit management and reviewed by the OmniLit Board in connection with the valuation of Syntec Optics. These analyses are separate from, and in addition to, the consultation with Imperial Capital. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by OmniLit nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the OmniLit Board. OmniLit’s Board also considered solvency ratios, liquidity ratios, profitability ratios, activity ratios, and price ratios for Syntec Optics and the historical average industry ratios for optical instruments and lenses manufacturers. OmniLit may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be OmniLit’s view of the actual value of Syntec Optics.

In performing analyses, the representatives of OmniLit made numerous material assumptions with respect to, among other things, timing and quantum of sales orders from retailer customers, sales from business to business customers, and cost of development of proprietary optics products, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of OmniLit, Syntec Optics or any other parties to the Business Combination. None of Syntec Optics, OmniLit, nor any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Syntec Optics do not purport to be appraisals or reflect the prices at which Syntec Optics shares may actually be valued. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

In OmniLit’s analysis of Syntec Optics, OmniLit considered macroeconomic factors including; general economy, labor unemployment and wages, inflation, global economy, strength of the U.S. dollar, S&P 500 earnings, Federal Reserve actions, return of fixed income vs, equities, valuation of U.S. equities, valuation of international equities, and consumer confidence, OmniLit examined how Syntec Optics strategically added horizontal and vertical advanced manufacturing processes into its portfolio. OmniLit examined how Syntec Optics deliberately expanded its end market portfolio to include defense, bio-medical and consumer. OmniLit analyzed how Syntec Optics executed mission critical supplies for multi-billion dollars in revenue and start-up customers. Supplies ranged from fingerprinting sub-systems in 2001 and missile laser guide components in 2004 to blood diagnostics sub-systems in 2006. OmniLit analyzed the ages and sizes of several other private companies across various SIC Codes related to a wide range of vertical and horizontal capabilities of Syntec Optics. OmniLit analyzed past and also future technologies that have the potential to be enabled by Syntec Optics. OmniLit analyzed Syntec Optics’ existing production capacity and existing skill-set in diamond turning, polymer molding, glass molding, opto-mechanical precision machining, optical assembly, module assembly, testing and optical coating. OmniLit also reviewed the equipment that was in place in its manufacturing plant. OmniLit also analyzed the performance of the related Photonics industry by exploring the photonics marketplace, photonics value chain, photonics producers’ profiles, revenue per employee, photonics company demographics, global photonics company geographics, the global economic impact of photonics and photonics enabled segment trends.

Comparable Company Analysis

OmniLit management reviewed certain financial information of Syntec Optics and compared it to certain publicly traded companies selected based on the experience and the professional judgment of OmniLit’s management team (the “Peer Group”). OmniLit considered certain financial and operating information for certain publicly-traded companies that are focused on advanced manufacturing companies, (the “Advanced Manufacturing Companies”) in each case, that OmniLit deemed relevant for analysis. The selected companies were:

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Advanced Manufacturing

	Projected 2024		Projected 2024
Company	EV/Revenue Multiple		EV/EBITDA Multiple
Novanta, Inc.	5.9	x	25.8	x
Cognex Corporation	6.7	x	20.7	x
AeroVironment, Inc.	3.7	x	17.3	x
HEICO Corporation	6.8	x	25.0	x
Median	6.3	x	22.9	x

None of the selected companies have characteristics identical to Syntec Optics, and the basis for which these companies were selected included qualitative traits that we believe they demonstrated including a combination of (1) comparable products, (2) the type of end-markets served, and (3) platforms. Comparable products across the selected companies included optics- and photonics-based mission critical products with typically longer product cycles that serve defense, consumer and biomedical end markets using scientific and technical instruments, aerospace, and defense manufacturing platforms. Other companies were considered but because they did not align with all three comparable characteristics outlined (a combination of comparable products, end-markets served, and platforms), they were excluded. An analysis of selected publicly traded companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed. OmniLit made qualitative judgments, based on the experience and professional judgment of its management team, concerning differences between the operational, business and/or financial characteristics of Syntec Optics and the selected companies to provide a context in which to consider the results of the quantitative analyses. The primary quantitative aspects of the selected comparable companies selected included enterprise value (EV)/revenue multiple and EV/EBITDA multiple. The EV/revenue multiple and EV/EBITDA multiple estimated by MarketScreener.com for the selected companies are outlined above. The median multiple of the selected companies were then applied to Syntec Optics 2024 projected results to determine the implied enterprise value for Syntec Optics. The implied enterprise value for Syntec Optics that resulted from this analysis ranged from approximately $577.1 million from the EV/revenue multiple to $680.1 million from the EV/EBITDA multiple.

Following Syntec Optics supplying the Updated Projections, OmniLit compared it to the previously established Peer Group. OmniLit considered the same financial and operating information these certain publicly-traded companies and updated the information based on data acquired in August 2023. The following recalculated multiples of the Peer Group companies were:

	Projected 2024		Projected 2024
Company	EV/Revenue Multiple		EV/EBITDA Multiple
Novanta, Inc.	6.2	x	26.9	x
Cognex Corporation	8.2	x	31.1	x
AeroVironment, Inc.	3.8	x	20.5	x
HEICO Corporation	6.0	x	24.2	x
Median	6.1	x	25.6	x

The updated median multiples of the selected companies were then applied to Syntec Optics’ 2024 updated projected results to determine the implied enterprise value for Syntec Optics. The implied enterprise value for Syntec Optics that resulted from this updated analysis ranged from approximately $444.7 million from the EV/revenue multiple to $724.5 million from the EV/EBITDA multiple.

Satisfaction of the 80% Test

After consideration of factors, including those identified and discussed in the section titled “The Business Combination Proposal — The OmniLit Board and Special Committee’s Reasons for the Approval of the Business Combination” , the OmniLit Board and Special Committee concluded that the Business Combination met all of the requirements disclosed in the prospectus for OmniLit’s Initial Public Offering, including that the business of Syntec Optics had a fair market value equal to at least 80% of the balance of funds in the trust account, less any taxes payable on interest earned, at the time of the execution of the Business Combination Agreement. In reaching this determination, the OmniLit Board and Special Committee concluded that it was appropriate to base such valuation on Syntec Optics’ future outlook and operational plans, as well as valuations and trading volume of publicly traded companies in similar and adjacent sectors.

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Recommendation of the OmniLit Board

THE OMNILIT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SYNTEC OPTICS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER PROPOSAL

Overview

If the Business Combination is to be consummated, OmniLit will replace the current certificate of incorporation of OmniLit with the second amended and restated certificate of incorporation in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the OmniLit board, is necessary to adequately address the needs of New Syntec Optics following the Closing.

As part of the Business Combination, existing shares of Syntec common stock will be converted into similar shares of New Syntec Optics common stock.

The following table sets forth a summary of the principal proposed changes and the differences between the current certificate of incorporation and the second amended and restated certificate of incorporation. This summary is qualified by reference to the complete text of the second amended and restated certificate of incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the second amended and restated certificate of incorporation in its entirety for a more complete description of its terms.

	Current Certificate of Incorporation	Second Amended and Restated Certificate of Incorporation

Number of Authorized Shares	OmniLit is currently authorized to issue 121,000,000 shares, consisting of: (a) 100,000,000 shares of Class A Common Stock; and (b) 20,000,000 shares of Class B Common Stock; and (c) 1,000,000 shares of preferred stock.	The total number of shares of capital stock that New Syntec Optics is authorized to issue is 121,000,000 shares, consisting of 121,000,000 shares of Class A Common Stock.

Provisions Specific to a Blank Check Company	Article Nine governs the Business Combination, but will be terminated upon the consummation of such Business Combination.	No specific provision exists as to operating as a blank check company.

Classified Board	The directors of OmniLit shall be divided into two classes, as nearly equal in number as possible and designated Class I and Class II.	The directors of New Syntec Optics shall be and are divided into three (3) classes, designated Class I, Class II and Class III.

Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire board. The board may assign members of the board already in office upon the effectiveness of the filing of the certificate with the Secretary of State of the State of Delaware (the “Effective Time”) to such classes. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at New Syntec Optics’ first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class II shall serve for a term expiring at New Syntec Optics’ second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class III shall serve for a term expiring at New Syntec Optics’ third annual meeting of stockholders held after the Effective Time.

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	Current Certificate of Incorporation	Second Amended and Restated Certificate of Incorporation
Choice of Forum

To the fullest extent permitted by law, unless OmniLit consents in writing to the selection for an alternative forum, (a) any derivative action or proceeding, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, or other employee of OmniLit to OmniLit or its stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the certificate of incorporation, or the bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, the forum shall be Court of Chancery of the State of Delaware (subject to certain exceptions).

The above provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Additionally, unless OmniLit consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

The second amended and restated certificate of incorporation generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to:

(i) any derivative action or proceeding brought on behalf of New Syntec Optics, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of New Syntec Optics to New Syntec Optics or its stockholders, (iii) any action asserting a claim against New Syntec Optics or any current or former director, officer, stockholder, employee or agent of New Syntec Optics, arising pursuant to any provision of the DGCL or the second amended and restated certificate of incorporation or the bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the second amended and restated certificate of incorporation or the bylaws; (v) any action asserting a claim against New Syntec Optics governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

If the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware will be the forum.

Reasons for the Amendments to OmniLit’s Charter

In the judgment of the OmniLit board, the second amended and restated certificate of incorporation are necessary to address the needs of New Syntec Optics and Syntec Optics’ stockholders following the Closing. In particular:

●	The additional changes to the OmniLit Charter, including the name change from “OmniLit Acquisition Corp.” to “Syntec Optics Holdings, Inc.”, are necessary to adequately address the needs of New Syntec Optics following the Closing.

●	We believe the three-class classified board structure will help to attract and retain qualified director candidates who are willing to make long-term commitments of their time and energy. In addition, the three-class classified board structure reduces New Syntec Optics’ vulnerability to coercive takeover tactics and inadequate takeover bids, by encouraging persons seeking control of New Syntec Optics to negotiate with the New Syntec Optics Board and thereby better positioning the New Syntec Optics Board to negotiate effectively on behalf of all of New Syntec Optics’ stockholders. The three-class classified board structure is designed to safeguard against a hostile purchaser replacing a majority of New Syntec Optics’ directors with its own nominees at a single meeting, thereby gaining control of New Syntec Optics and its assets without paying fair value to the combined Company’s stockholders.

●	OmniLit’s board believes the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the U.S., as applicable, is the sole and exclusive forum, in order that New Syntec Optics is not subject to such types of claims in numerous jurisdictions, unless New Syntec Optics consents in writing to the selection of an alternative forum.

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Vote Required for Approval

The approval of the Charter Proposal will require the affirmative vote of holders of a majority of OmniLit’s outstanding shares of common stock entitled to vote thereon at the annual meeting. Accordingly, if a valid quorum is established, an OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” this proposal.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal are not approved, the Charter Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the OmniLit’s Board

THE OMNILIT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OMNILIT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL NO. 3 — THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal and the Charter Proposal are approved, our stockholders also will be asked to approve the Nasdaq Proposal.

The Nasdaq Proposal is a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the Nasdaq, the issuance of more than 20% of our issued and outstanding common stock, pursuant to the terms of the Business Combination Agreement (including the Aggregate Merger Consideration and the Earnout Shares). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Reasons for the Approval of the Nasdaq Proposal

We are seeking stockholder approval in order to comply with Rules 5635(a), (b), and (d), as applicable, of the Nasdaq Listed Company Manual.

Pursuant to Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. The aggregate number of shares of common stock that OmniLit will issue in the Business Combination will exceed 20% of both the voting power and the shares of OmniLit common stock outstanding before such issuance, and for this reason, OmniLit is seeking the approval of its stockholders for the foregoing issuances.

Second, pursuant to Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change in control of the company. Here, the issuance of common stock to the equity holders of Syntec Optics will result in a change of control of OmniLit. Accordingly, OmniLit is seeking the approval of its stockholders for such issuances.

Effect of the Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, (i) up to 57,600,000 shares of common stock will be issued to Syntec Optics’ equity holders (including the Contingent Earnout Shares) pursuant to the terms of the Business Combination Agreement, which will represent approximately 9.7x of the 6,139,716 shares of OmniLit’s common stock outstanding before the Business Combination, assuming (a) none of OmniLit’s public stockholders exercises redemption rights with respect to their public shares, (b) no exercise of OmniLit’s 14,108,250 outstanding warrants at an exercise price of $11.50 per share (such warrants are not exercisable until 30 days after the completion of the Business Combination), and (c) that no shares are issued pursuant to the 2023 Incentive Plan.

In the event that this proposal is not approved by our stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by our stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of common stock pursuant to the Business Combination Agreement, OmniLit will not issue the shares of common stock.

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Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of holders of the majority of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon at the annual meeting. Accordingly, if a valid quorum is established, an OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to the Nasdaq Proposal will have the same effect as a vote “AGAINST” this proposal.

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal and the ESPP Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, Incentive Plan Proposal and the ESPP Proposal are not approved, the Nasdaq Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the OmniLit Board

THE OMNILIT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE OMNILIT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 4 — THE INCENTIVE PLAN PROPOSAL

General

Assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the New Syntec Optics 2023 Equity Incentive Plan (the “2023 Incentive Plan”). Up to 2,773,972 shares of the New Syntec Optics common stock (“Common Stock”) will initially be reserved for issuance under the 2023 Incentive Plan, and additional shares will become available for issuance under the 2023 Incentive Plan each year as described below under “Aggregate Share Limit.” Our Board of Directors has approved the 2023 Incentive Plan, subject to stockholder approval at the annual meeting.

The Company believes that stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the proposed 2023 Incentive Plan are an important attraction, retention and motivation tool for participants in the plan. Therefore, our Board of Directors recommends that our stockholders approve the 2023 Incentive Plan.

Summary Description of the 2023 Equity Incentive Plan

The principal terms of the 2023 Incentive Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2023 Incentive Plan, which appears as Annex B to this proxy statement/prospectus.

Purpose. The purpose of the 2023 Incentive Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company’s future performance through the grant of Awards.

Administration. The 2023 Incentive Plan will be administered by the Special Committee or by the Board acting as the Special Committee. Subject to the general purposes, terms, and conditions of the 2023 Incentive Plan, and to the direction of the Board, the Special Committee will have full power to implement and carry out the 2023 Incentive Plan, except, however, the Board will establish the terms for the grant of an Award to Non-Employee Directors. The Special Committee will have the authority to:

(a) construe and interpret the 2023 Incentive Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend, and rescind rules and regulations relating to the 2023 Incentive Plan or any Award;

(c) select persons to receive Awards;

(d) determine the form and terms and conditions, not inconsistent with the terms of the 2023 Incentive Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Special Committee will determine;

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(e) determine the number of Shares or other consideration subject to Awards;

(f) determine the Fair Market Value in good faith and interpret the applicable provisions of the 2023 Incentive Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under the 2023 Incentive Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;

(h) grant waivers of the 2023 Incentive Plan or Award conditions;

(i) determine the vesting, exercisability, and payment of Awards;

(j) correct any defect, supply any omission or reconcile any inconsistency in the 2023 Incentive Plan, any Award or any Award Agreement;

(k) determine whether an Award has been vested and/or earned;

(l) determine the terms and conditions of, and to institute, any Exchange Program;

(m) reduce, waive or modify any criteria with respect to Performance Factors;

(n) adjust Performance Factors to take into account changes in law and accounting or tax rules as the Special Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;

(o) adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under the 2023 Incentive Plan) relating to the operation and administration of the 2023 Incentive Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(p) exercise discretion with respect to Performance Awards;

(q) make all other determinations necessary or advisable for the administration of the 2023 Incentive Plan; and

(r) delegate any of the foregoing to a subcommittee of Non-Employee Directors or to one or more executive officers of the Company pursuant to a specific delegation as permitted by, and subject to the requirements of, applicable law, including Section 157(c) of the Delaware General Corporation Law; provided that no executive officer will be delegated the authority to grant Awards to, or amend Awards held by, Insiders or executive officers of the Company (or Non-Employee Directors) to whom the authority to grant or amend Awards has been delegated

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●	Repricing; Exchange and Buyout of Awards. Without prior stockholder approval the Special Committee may (a) reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or SARs, the consent of the affected Participants is not required provided written notice is provided to them, notwithstanding any adverse tax consequences to them arising from the repricing), and (b) with the consent of the respective Participants (unless not required pursuant to Section 5.8 of the 2023 Incentive Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

Eligibility. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

Aggregate Share Limit. The maximum number of shares of Common Stock that may be issued or transferred pursuant to awards under the 2023 Incentive Plan equals the sum of the following (such total number of shares, the “Share Limit”):

●	2,773,972 shares, plus

●	The shares that are delineated under the Performance Earnout Shares or Contingency Earnout Shares that will be awarded to New Syntec Optics Management or Syntec Optics Stockholders, respectively, from time to time during the earnout period.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of the 2023 Incentive Plan, with the first such increase to occur in January 2024, by an amount equal to the lesser of (i) one percent of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board of Directors.

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Additional Share Limits. The following other limits are also contained in the 2023 Incentive Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above.

●	Awards that are granted under the 2023 Incentive Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the 2023 Incentive Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii) the dollar amount of all other cash compensation payable by the Company to such Non-Employee Director for his or her services in such capacity during that same calendar year (regardless of whether the compensation is deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $500,000; provided that this limit is $500,000 as to (1) a Non-Employee Director who is serving as the independent Chair of the Board of Directors or as a lead independent director at the time the applicable grant is made or (2) any new Non-Employee Director for the calendar year in which the non-employee director is first elected or appointed to the Board of Directors. For purposes of this limit, the “grant date fair value” of an award means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Company’s financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Company or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non- Employee Directors as a group.

Share-Limit Counting Rules. The Share Limit of the 2023 Incentive Plan is subject to the following rules:

●	Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2023 Incentive Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Incentive Plan.

●	Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the 2023 Incentive Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise, and the 85,000 shares not issued shall not count against the Share Limit and shall be available for subsequent awards under the 2023 Incentive Plan.)

●	Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award granted under the 2023 Incentive Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award granted under the 2023 Incentive Plan, will be counted against the Share Limit and will not again be available for subsequent awards under the 2023 Incentive Plan.

●	To the extent that an award granted under the 2023 Incentive Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Incentive Plan.

●	In the event that shares are delivered in respect of a dividend equivalent right granted under the 2023 Incentive Plan, the number of shares delivered with respect to the award will be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered with respect to dividend equivalent rights shall not count against any individual award limit under the 2023 Incentive Plan other than the aggregate Share Limit.

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Types of Awards. The 2023 Incentive Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in the Company’s common stock or units of the Company’s common stock, as well as cash awards. The 2023 Incentive Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of the Company’s common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences of Awards Under the 2023 Incentive Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2023 Incentive Plan. Incentive stock options may only be granted to employees of the Company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of the Company’s common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2023 Incentive Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.

Any awards under the 2023 Incentive Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.

Dividend Equivalents; Deferrals. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights will be subject to the same vesting or performance conditions as the underlying Award, and will not be paid unless and until such vesting or performance conditions are satisfied. In addition, the Special Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement will be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends or stock distributions with respect to Unvested Shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. The Special Committee, in its discretion, may provide in the Award Agreement evidencing any Award, other than an Option or SAR, that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited provided, that no Dividend Equivalent Right will be paid with respect to the Unvested Shares, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. Such Dividend Equivalent Rights, if any, will be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares.

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Assumption and Termination of Awards. If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Company, awards then-outstanding under the 2023 Incentive Plan will not automatically become fully vested pursuant to the provisions of the 2023 Incentive Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then- outstanding under the 2023 Incentive Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at either the “target” performance level or based on performance through the applicable transaction, as determined by the Administrator in its discretion), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2023 Incentive Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.

Transfer Restrictions. Unless determined otherwise by the Special Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Special Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Special Committee deems appropriate. All Awards will be exercisable: (a) during the Participant’s lifetime only by the Participant or the Participant’s guardian or legal representative; (b) after the Participant’s death, by the legal representative of the Participant’s heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2023 Incentive Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority. The 2023 Incentive Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.

Termination of or Changes to the 2023 Incentive Plan. The Board may at any time terminate or amend the 2023 Incentive Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend the 2023 Incentive Plan in any manner that requires such stockholder approval, provided further that a Participant’s Award will be governed by the version of the 2023 Incentive Plan then in effect at the time such Award was granted. No termination or amendment of the 2023 Incentive Plan will affect any then-outstanding Award unless expressly provided for by the Special Committee. In any event, no termination or amendment of the 2023 Incentive Plan or any outstanding Award may materially adversely affect any then outstanding Award without the consent of the affected Participant, unless such termination or amendment is necessary to comply with an applicable law, regulation, or rule.

U.S. Federal Income Tax Consequences of Awards under the 2023 Incentive Plan

Generally. Whenever Shares are to be issued in satisfaction of Awards granted under the 2023 Incentive Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant an amount sufficient to satisfy all applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (the “Tax-Related Items”) legally due from the Participant prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items. Unless otherwise determined by the Special Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares will be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.

Stock Withholding The Special Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally due from the Participant, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

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Specific Benefits under the 2023 Equity Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the 2023 Incentive Plan. The Company is not currently considering any other specific award grants under the 2023 Incentive Plan.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of holders of the majority of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon at the annual meeting. Accordingly, if a valid quorum is established, an OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to the Incentive Plan Proposal will have the same effect as a vote “AGAINST” this proposal.

The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the OmniLit Board

THE OMNILIT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE OMNILIT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ESPP PROPOSAL

General

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the New Syntec Optics Employee Stock Purchase Plan (the “ESPP”). A total of 1,000,000 shares of the New Syntec Optics common stock (“Common Stock”) will initially be reserved for issuance under the ESPP, and additional shares will become available for issuance under the ESPP each year as described below under “Limits on Authorized Shares; Limits on Contributions.” Our Board of Directors has approved the ESPP, subject to stockholder approval at the annual meeting.

Under the ESPP, shares of the Company’s common stock will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of the Company’s common stock at a discount during periodic offering periods. The ESPP will not be effective without stockholder approval.

The Board of Directors believes that the ESPP will help the Company retain and motivate eligible employees and will help further align the interests of eligible employees with those of the Company’s stockholders. The Company has not yet determined the timing of the initial offering period under the ESPP.

Summary Description of the ESPP

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which appears as Annex H to this proxy statement/prospectus.

Purpose. The purpose of the ESPP is to provide eligible employees of the Company with a means of acquiring an equity interest in the Company and to enhance such employees’ sense of participation in the affairs of the Company. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Company’s employ and to advance the best interests of the Company and those of the Company’s stockholders.

Operation of the ESPP. It is currently expected that the ESPP will operate in successive six-month periods referred to as “Offering Periods.” The ESPP administrator may change the duration of Offering Periods from time to time in advance of the applicable Offering Period, provided that no Offering Period may be shorter than three months or longer than 27 months. The ESPP administrator may also provide that an Offering Period will consist of multiple “purchase periods,” with a purchase of shares under the ESPP to occur at the end of each such purchase period. However, only one Offering Period may be in effect at any one time.

Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount accumulated in such Participant’s Contribution account during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date (but in no event less than the par value of a share of the Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date; provided, however, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares set by the Special Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date, or (y) the maximum number of shares which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.

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The Purchase Price shall be accumulated by regular payroll deductions made during each Offering Period, unless the Special Committee determines that contributions may be made in another form (including but not limited to with respect to categories of Participants outside the United States that Contributions may be made in another form due to local legal requirements). The Contributions are made as a percentage of the Participant’s Compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Special Committee. “Compensation” shall mean base salary or regular hourly wages; however, the Special Committee shall have discretion to adopt a definition of Compensation from time to time of all cash compensation reported on the employee’s Form W-2 or corresponding local country tax return, including without limitation base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, pay during leaves of absence, and draws against commissions (or in foreign jurisdictions, equivalent cash compensation). For purposes of determining a Participant’s Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent deductions) shall be treated as if the Participant did not make such election. Contributions shall commence on the first payday following the beginning of the Offering Period and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any sub-plan may permit matching shares without the payment of any purchase price.

A Participant may decrease the rate of Contributions during an Offering Period by filing with the Company or a third party designated by the Company a new authorization for Contributions, with the new rate to become effective no later than the second payroll period commencing after the Company’s receipt of the authorization and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the rate of Contributions may be made once during an Offering Period, or more frequently under rules determined by the Special Committee. A Participant may increase or decrease the rate of Contributions for any subsequent Offering Period by filing with the Company or a third party designated by the Company a new authorization for Contributions prior to the beginning of such Offering Period, or such other time period as specified by the Special Committee.

A Participant may reduce his or her Contribution percentage to zero during an Offering Period by filing with the Company or a third party designated by the Company a request for cessation of Contributions. Such reduction shall be effective beginning no later than the second payroll period after the Company’s receipt of the request and no further Contributions will be made for the duration of the Offering Period. Contributions credited to the Participant’s account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Subsection (e) below. A reduction of the Contribution percentage to zero shall be treated as such Participant’s withdrawal from such Offering Period and the Plan, effective as of the day after the next Purchase Date following the filing date of such request with the Company.

All Contributions made for a Participant are credited to his or her book account under this Plan and are deposited with the general funds of the Company, except to the extent local legal restrictions outside the United States require segregation of such Contributions. No interest accrues on the Contributions, except to the extent required due to local legal requirements. All Contributions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions, except to the extent necessary to comply with local legal requirements outside the United States.

On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form that is effective on or before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under this Plan and have all Contributions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant’s account to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price per share shall be as specified in Section 8 of this Plan. Any fractional share, as calculated under this Subsection (e), shall be rounded down to the next lower whole share, unless the Special Committee determines with respect to all Participants that any fractional share shall be credited as a fractional share. Any amount remaining in a Participant’s account on a Purchase Date which is less than the amount necessary to purchase a full share of the Common Stock shall be refunded without interest; however, the Special Committee may determine for future Offering Periods that such amounts shall be carried forward into the next Purchase Period or Offering Period, as the case may be (except to the extent necessary to comply with local legal requirements outside the United States). In the event that this Plan has been over-subscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date, except to the extent required due to local legal requirements outside the United States.

As promptly as practicable after the Purchase Date, the Company shall issue shares for the Participant’s benefit representing the shares purchased upon exercise of his or her option.

During a Participant’s lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised and the applicable shares have been issued to such Participant.

To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company and the Participating Corporation employing the Participant for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company or any Subsidiary or Affiliate, as applicable, may withhold, by any method permissible under the applicable law, the amount necessary for the Company or Subsidiary or Affiliate, as applicable, to meet applicable withholding obligations, including any withholding required to make available to the Company or Subsidiary or Affiliate, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock by a Participant. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

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Eligibility. Any employee of the Company or the Participating Corporations is eligible to participate in an Offering Period under this Plan, except that one or more of the following categories of employees may be excluded from coverage under the Plan if determined by the Special Committee (other than where such exclusion is prohibited by applicable law); provided, that any of the following exclusions shall be applied in an identical manner under each Offering Period under the Section 423 Component to all employees of the Company and any Participating Corporations, in accordance with Treasury Regulation Section 1.423-2(e):

(i) employees who do not meet eligibility requirements that the Special Committee may choose to impose (within the limits permitted by the Code);

(ii) employees who are not employed by the Company or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Special Committee;

(iii) employees who are customarily employed for twenty (20) or less hours per week;

(iv) employees who are customarily employed for five (5) months or less in a calendar year;

(v) (a) employees who are “highly compensated employees” of the Company or any Participating Corporation (within the meaning of Section 414(q) of the Code), or (b) any employees who are “highly compensated employees” with compensation above a specified level, who are an officer and/or are subject to the disclosure requirements of Section 16(a) of the Exchange Act;

(vi) employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such employee’s participation is prohibited under the laws of the jurisdiction governing such employee, or (ii) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; and

(vii) individuals who provide services to the Company or any of its Participating Corporations who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

The foregoing notwithstanding, an individual shall not be eligible if his or her participation in the Plan is prohibited by the law of any country that has jurisdiction over him or her, if complying with the laws of the applicable country would cause the Plan to violate Section 423 of the Code, or, to the extent that such individual is a Participant in the Non-Section 423 Component, if he or she is subject to a collective bargaining agreement that does not provide for participation in the Plan.

(b) No employee who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, owns stock or holds options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary shall be granted an option to purchase Common Stock under the Plan. Notwithstanding the foregoing, the rules of Section 424(d) of the Code shall apply in determining share ownership and the extent to which shares held under outstanding equity awards are to be treated as owned by the employee.

Limits on Authorized Shares; Limits on Contributions.

(a) Any other provision of the Plan notwithstanding, no Participant shall purchase Common Stock with a Fair Market Value in excess of the following limit:

(i) In the case of Common Stock purchased during an Offering Period that commenced in the current calendar year, the limit shall be equal to (A) $25,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased in the current calendar year (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary).

(ii) In the case of Common Stock purchased during an Offering Period that commenced in the immediately preceding calendar year, the limit shall be equal to (A) $50,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the immediately preceding calendar year.

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(iii) In the case of Common Stock purchased during an Offering Period that commenced two calendar years prior, the limit shall be equal to (A) $75,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the two immediately preceding calendar years.

Notwithstanding the foregoing or anything herein in to the contrary, no Participant may be granted rights under the Section 423 Component if such rights, together with any other rights granted to such Participant under any other employee stock purchase plan of the Company or any Parent or Subsidiary, as specified by Section 423(b)(8) of the Code, do permit such Participant’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

For purposes of this Subsection (a), the Fair Market Value of Common Stock shall be determined in each case as of the applicable Offering Date of the Offering Period in which such Common Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (a) from purchasing additional Common Stock under the Plan, then his or her Contributions shall automatically be discontinued and shall automatically resume at the beginning of the earliest Purchase Period that will end in the next calendar year (if he or she then is an eligible employee), provided that when the Company automatically resumes such Contributions, the Company must apply the rate in effect immediately prior to such suspension.

(b) In no event shall a Participant be permitted to purchase more than 2,500 shares on any one Purchase Date or such lesser number as the Special Committee shall determine. If a lower limit is set under this Subsection (b), then all Participants will be notified of such limit prior to the commencement of the next Offering Period for which it is to be effective.

(c) If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares, then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Special Committee shall determine to be equitable. In such event, the Company will give notice of such reduction of the number of shares to be purchased under a Participant’s option to each Participant affected.

(d) Any Contributions accumulated in a Participant’s account which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e), shall be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).

Antidilution Adjustments. As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.

Termination of Participation. A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect, or the participant ceases to participate in the ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Exercise Date, the participant ceases to be employed by the Company or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or five months per calendar year.

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If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, the participant will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, the participant’s option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

Administration. The Plan will be administered by the Special Committee. Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Special Committee and its decisions shall be final and binding upon all eligible employees and Participants. The Special Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility, to designate the Participating Corporations, to determine whether Participating Corporations shall participate in the Section 423 Component or Non-Section 423 Component and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Special Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Special Committee may adopt rules, sub-plans, and/or procedures relating to the operation and administration of the Plan designed to comply with local laws, regulations or customs or to achieve tax, securities law or other objectives for eligible employees outside of the United States. The Special Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Special Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Special Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, and the provisions of the Plan will separately apply to each such separate offering even if the dates of the applicable Offering Periods of each such offering are identical. To the extent permitted by Section 423 of the Code, the terms of each separate offering under the Plan need not be identical, provided that the rights and privileges established with respect to a particular offering are applied in an identical manner to all employees of every Participating Corporation whose employees are granted options under that particular offering. The Special Committee may establish rules to govern the terms of the Plan and the offering that will apply to Participants who transfer employment between the Company and Participating Corporations or between Participating Corporations, in accordance with requirements under Section 423 of the Code to the extent applicable.

No Limit on Other Plans. The ESPP does not limit the ability of the Board of Directors or any committee of the Board of Directors to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.

Amendments. The Board of Directors generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable listing rules. The ESPP administrator also may, from time to time, without stockholder approval, designate those subsidiaries of the Company whose employees may participate in the ESPP and make certain other administrative changes as authorized by the plan.

Termination. Termination of a Participant’s employment for any reason, including retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Corporation, immediately terminates his or her participation in this Plan (except as required due to local legal requirements outside the United States). In such event, accumulated Contributions credited to the Participant’s account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Corporation in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

Federal Income Tax Consequences of the ESPP (a) Options granted under the Plan generally are exempt from the application of Section 409A of the Code. However, options granted to U.S. taxpayers which are not intended to meet the Code Section 423 requirements are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. Subject to Subsection (b), options granted to U.S. taxpayers outside of the Code Section 423 requirements shall be subject to such terms and conditions that will permit such options to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares of Common Stock subject to an option be delivered within the short-term deferral period. Subject to Subsection (b), in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Special Committee determines that an option or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the option shall be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Special Committee with respect thereto.

(b) Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Subsection (a). The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

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Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of the Company’s common stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of holders of the majority of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon at the annual meeting. Accordingly, if a valid quorum is established, a OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to the ESPP Proposal will have the same effect as a vote “AGAINST” this proposal.

The ESPP Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal are not approved, the ESPP Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the OmniLit Board

THE OMNILIT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE OMNILIT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved, our stockholders also will be asked to elect seven (7) directors to the New Syntec Optics board, effective upon the Closing, with each Class I director having a term that expires at New Syntec Optics’ first annual meeting of stockholders following the effectiveness of New Syntec Optics’ second amended and restated certificate of incorporation, each Class II director having a term that expires at New Syntec Optics’ second annual meeting of stockholders following the effectiveness of the second amended and restated certificate of incorporation and each Class III director having a term that expires at New Syntec Optics’ third annual meeting of stockholders following the effectiveness of the second amended and restated certificate of incorporation, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Brent Rosenthal has been nominated as Class I Directors, Wally Bishop and Albert A. Manzone have been nominated as Class II Directors, and Al Kapoor, Joseph Mohr and Robert O. Nelson II have been nominated as Class III Directors. See the section entitled “Management of New Syntec Optics After the Business Combination.”

Upon the consummation of the Business Combination, the New Syntec Optics board is expected to consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, New Syntec Optics will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below. Wally Bishop will be the lead independent director under Nasdaq rules. See the section entitled “Management of New Syntec Optics After the Business Combination.”

Vote Required

Approval of the Director Election Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the annual meeting. Abstentions will have no effect on the Director Election Proposal.

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are not approved, the Director Election Proposal will have no effect, even if approved by our public stockholders.

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Recommendation of the OmniLit Board

THE OMNILIT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE OMNILIT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the OmniLit Board to submit a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal.

In no event will OmniLit solicit proxies to adjourn the annual meeting or consummate the Business Combination beyond the date by which it may properly do so under its current certificate of incorporation and Delaware law. The purpose of the Adjournment Proposal is to provide more time for the Sponsor, OmniLit and/or their respective affiliates to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on such proposal and to meet the requirements that are necessary to consummate the Business Combination. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

In addition to an adjournment of the annual meeting upon approval of an Adjournment Proposal, the OmniLit Board is empowered under Delaware law to postpone the meeting at any time prior to the annual meeting being called to order. In such event, OmniLit will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is Not Approved

If an Adjournment Proposal is presented at the annual meeting and is not approved by the stockholders, the OmniLit Board may not be able to adjourn the annual meeting to a later date. In such event, the Business Combination would not be completed.

Vote Required

The approval of the Adjournment Proposal requires the affirmative vote of holders of the majority of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon at the annual meeting Accordingly, if a valid quorum is established, a OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting with regard to the Adjournment Proposal will have the same effect as a vote “AGAINST” this proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals. If a valid quorum is established, a OmniLit stockholder’s failure to vote by proxy or to vote at the annual meeting, abstentions with regard to the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposal and a broker non-votes will have no effect on the outcome of the Adjournment Proposal.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations applicable to (1) U.S. Holders and Non-U.S. Holders (each as defined below, and together, “holders”) of shares of OmniLit common stock (i) that hold New Syntec Optics common stock following the adoption of the Proposed Charter in connection with the Merger or (ii) that elect to have their OmniLit common stock redeemed for cash if the Merger is completed and (2) holders of Syntec Optics common stock that exchange such stock for New Syntec Optics common stock pursuant to the Merger. This discussion applies only to OmniLit common stock, New Syntec Optics common stock, or Syntec Optics common stock, as applicable, that is held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift tax or other federal tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income, the rules regarding “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” within the meaning of Section 1244 of the Code, and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors.

This discussion does not describe all U.S. federal income tax considerations that may be relevant to a holder of OmniLit public shares or New Syntec Optics common stock in light of the holder’s particular circumstances or to holders of OmniLit public shares or New Syntec Optics common stock that may be subject to special treatment under U.S. federal income tax laws, including:

●	banks and financial institutions;

●	insurance companies;

●	brokers and dealers in securities, currencies or commodities;

●	taxpayers subject to mark-to-market accounting rules;

●	regulated investment companies and real estate investment trusts;

●	governments or agencies or instrumentalities thereof;

●	persons holding public shares as part of a “straddle,” hedge, integrated transaction or similar transaction;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, or in connection with services;

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

●	certain former citizens or long-term residents of the United States;

●	controlled foreign corporations and passive foreign investment companies;

●	qualified foreign pension funds;

●	any holder of OmniLit Founder Shares; and

●	tax-exempt entities.

In addition, this discussion does not address considerations relating to the alternative minimum tax, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations. The effects of other U.S. federal tax laws, such as estate and gift tax laws, are not discussed.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of public shares that, for U.S. federal income tax purposes, is or is treated as:

●	a citizen or individual resident of the United States,

●	a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia,

●	a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the trust’s substantial decisions or (b) it has made a valid election to be treated as a United States person for U.S. federal income tax purposes, or

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

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For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of public shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds public shares, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold public shares and their partners should consult their tax advisors regarding the U.S. federal income tax consequences to them of the matters discussed below.

The following discussion is a summary only and does not discuss all aspects of U.S. federal income taxation relating to redemptions of public shares by public stockholders or the Merger. This discussion is based on the Code, Treasury Regulations, judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect public stockholders to which this discussion applies and could affect the accuracy of the statements herein. Neither OmniLit nor Syntec Optics has sought, nor will they seek, any rulings from the IRS regarding any matter discussed in this summary. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those described below. In the event that the IRS successfully asserts that the Merger does not qualify as a reorganization, a U.S. Holder of Syntec Optics stock would generally recognize capital gain or loss in the Merger on the exchange of their Syntec Optics stock for shares of New Syntec Optics common stock.

This discussion is not tax advice. Holders should consult their tax advisors with respect to the application of U.S. federal income tax laws to a redemption in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Material Tax Consequences of the Merger to Holders of Syntec Optics Common Stock

Subject to the qualifications, assumptions and limitations set forth herein and in the U.S. federal income tax opinion filed as Exhibit 8.1, the discussion under this section “Material Tax Consequences of the Merger to Holders of Syntec Optics Common Stock” represents the opinion delivered by Woods Oviatt, counsel to Syntec Optics, that the Merger should qualify as a reorganization with respect to the material U.S. federal income tax consequences to holders of Syntec Optics common stock in connection with the Merger. No rulings from the IRS were sought in this matter and any change or differing interpretation of positions of regulatory authorities create degree of uncertainty. Please refer to risk factor in sections entitled “Risk Factors — Risks Related to Ownership of OmniLit Securities and the Business Combination” in the event the Merger does not qualify as a reorganization.

Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code

The Merger should qualify as a reorganization with respect to the material U.S. federal income tax consequences to holders of Syntec Optics common stock in connection with the Merger within the meaning of Section 368(a) of the Code. The obligations of Syntec Optics and OmniLit to complete the Merger are not conditioned on the receipt of an opinion from Woods Oviatt to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Merger will occur even if it does not so qualify. Neither Syntec Optics nor OmniLit has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Syntec Optics common stock is urged to consult its own tax advisor with respect to the particular tax consequence of the Merger to such holder.

Each holder of Syntec Optics common stock generally will not recognize income, gain or loss upon exchanging its Syntec Optics common stock for New Syntec Optics common stock in a tax-free “reorganization” within the meaning of Section 368(a) of the Code. The aggregate tax basis in the shares of New Syntec Optics common stock that a holder receives pursuant to the Merger will equal its aggregate adjusted tax basis in the shares of the Syntec Optics common stock exchanged. Such aggregate adjusted tax basis will be allocated to the New Syntec Optics common stock received by such holder. The holder’s holding period (for tax purposes) of the shares of New Syntec Optics common stock that it receives pursuant to the Merger will include its holding period for the shares of the Syntec Optics common stock it exchanges.

Tax Consequences if the Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code

If the Merger does not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a holder holding Syntec Optics common stock generally would be treated as selling its Syntec Optics common stock in exchange for New Syntec Optics common stock in a taxable transaction.

If the Merger is treated as a taxable sale of Syntec Optics common stock, a U.S. Holder that receives New Syntec Optics common stock pursuant to the Merger would generally recognize capital gain or loss equal to the difference, if any, between (i) the fair market value of the New Syntec Optics common stock, as determined for U.S. federal income tax purposes and (ii) such U.S. Holder’s adjusted tax basis in the Syntec Optics common stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. Holder’s holding period for the Syntec Optics common stock surrendered in the Merger exceeds one year as of the Closing Date. Long-term capital gain of certain non-corporate U.S. Holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. U.S. Holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

The tax consequences to a non-U.S. Holder (as defined above) if the Merger is treated as a taxable sale of Syntec Optics common stock by the non-U.S. Holder generally will be the same as described below under the section titled “— Non-U.S. Holders —  Taxation of Redemptions Treated as Sales” with respect to the Syntec Optics common stock sold. The Business Combination Agreement obligates Syntec Optics to deliver a certificate to OmniLit on or prior to the Closing Date, that as of the date of the certificate, Syntec Optics is not a “United States real property holding corporation” for U.S. federal income tax purposes.

If the Merger is treated as a taxable sale of Syntec Optics common stock, a holder’s initial tax basis in the New Syntec Optics common stock received in the Merger will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the Closing Date.

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Holders of Syntec Optics common stock that receive securities or instruments issued (or deemed to be issued) by the Combined Company in addition to Combined Company common stock in connection with the Business Combination are urged to consult their tax advisors with respect to the particular tax consequences of the Business Combination to such Holders, including regarding the manner in which any gain is taxed (e.g., a dividend as a result of the application of Section 304 of the Code or as a transaction that may give rise to capital gain).

Tax Consequences if the Merger Does Not Qualify as a Section 368(a) Reorganization or as a Section 351 Transaction

If the Merger does not qualify as a Section 368(a) Reorganization or as a Section 351 Transaction, the Merger generally would be treated as a taxable exchange of Syntec Optics common stock for Combined Company common stock. If so treated, a U.S. Holder would be required to recognize gain or loss in such taxable exchange in an amount equal to the difference between the fair market value of the Combined Company common stock held by it immediately following the Merger and the adjusted tax basis of the Syntec Optics common stock held by it immediately prior to the Merger. Any such capital gain or loss generally would be long-term capital gain or loss if the U.S. Holder’s holding period for the Syntec Optics common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

The tax consequences to a Non-U.S. Holder if the Merger is treated as a taxable sale of Syntec Optics common stock by the Non-U.S. Holder generally will be the same as described above under the section entitled “Material Tax Consequences with respect to a Redemption of Public Shares — Tax Consequences for Non-U.S. Holders — Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” with respect to the Syntec Optics common stock exchanged. The Merger Agreement obligates Syntec Optics to deliver a certificate to OmniLit on the Closing Date that as of the date of the certificate, Syntec Optics is not a U.S. real property holding corporation.

A Holder’s holding period for the Combined Company common stock would begin on the day after the Merger and the Holder’s tax basis in the Combined Company common stock received in the exchange should equal the fair market value of such Combined Company common stock at the time of the exchange. Holders who hold different blocks of Syntec Optics common stock (generally, Syntec Optics common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to Holders who hold different blocks of Syntec Optics common stock.

Holders of Syntec Optics common stock that receive securities or instruments issued (or deemed to be issued) by the Combined Company in addition to Combined Company common stock in connection with the Business Combination are urged to consult their tax advisors with respect to the particular tax consequences of the Business Combination to such Holders, including regarding the manner in which any gain is taxed (e.g., a dividend as a result of the application of Section 304 of the Code or as a transaction that may give rise to capital gain).

Adoption of the Proposed Charter

Holders of OmniLit public shares are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Charter Proposal in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Syntec Optics common stock after the adoption of the Charter Proposal as that holder has in the corresponding OmniLit common stock immediately prior to the adoption of the Charter Proposal and such holder’s holding period in the New Syntec Optics common stock would include the holder’s holding period in the corresponding OmniLit common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Charter Proposal does not result in an exchange by the holders of OmniLit common stock for New Syntec Optics common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Charter Proposal does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Charter Proposal in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Charter Proposal will not result in an exchange for U.S. federal income tax purposes.

Redemption of Public Shares by Public Stockholders

If a public stockholder’s public shares are redeemed pursuant to the redemption provisions described in “Annual Meeting of OmniLit Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether or not the redemption qualifies as a sale or other exchange of public shares under Section 302 of the Code.

Whether a redemption of public shares qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed public stockholder before and after the redemption relative to all of our shares outstanding both before and after the redemption. The redemption of public shares by a public stockholder will generally be treated as a sale of public shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to such stockholder, (ii) results in a “complete termination” of such stockholder’s interest in OmniLit or (iii) is “not essentially equivalent to a dividend” with respect to such stockholder.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a public stockholder should take into account not only stock actually owned by such stockholder, but also stock that is treated as constructively owned by such stockholder. A public stockholder may be treated as constructively owning stock owned by certain related individuals and entities in which such stockholder has an interest or that have an interest in such stockholder, as well as any stock that such stockholder has a right to acquire by exercise of an option, which would generally include public shares that can be acquired upon the exercise of warrants. Moreover, any of our stock that a public stockholder directly or constructively acquires pursuant to the Merger will generally be included in determining the U.S. federal income tax treatment of the redemption.

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In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by a public stockholder immediately following the redemption of public shares must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually or constructively owned by such stockholder immediately before the redemption (taking into account both redemptions by other public stockholders and the public shares to be issued pursuant to the Merger). There will be a complete termination of such stockholder’s interest if either (i) all of the shares of OmniLit common stock actually and constructively owned by such stockholder are redeemed or (ii) all of the shares of OmniLit common stock actually owned by such stockholder are redeemed and such stockholder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of our stock owned by certain family members and such stockholder does not constructively own any other OmniLit common stock. The redemption of public shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the public stockholder’s proportionate interest in OmniLit. Whether the redemption results in a meaningful reduction in a public stockholder’s proportionate interest in OmniLit will depend on such stockholder’s particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest in a publicly held corporation held by a small minority stockholder that exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of public shares will generally be treated as a distribution to the redeeming public stockholder with the consequences to U.S. Holders as described below under “U.S. Holders — Taxation of Redemptions Treated as Distributions,” and the consequences to Non-U.S. Holders as described below under “Non-U.S. Holders — Taxation of Redemptions Treated as Distributions.”

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

Taxation of Redemptions Treated as Sales

If the redemption of a U.S. Holder’s public shares qualifies as a sale of such stock, the U.S. Holder will generally recognize gain or loss on the redemption in an amount equal to the difference between its amount realized and its adjusted tax basis in the public shares surrendered in the redemption. A U.S. Holder’s amount realized is the sum of the amount of cash and the fair market value of any property received in the redemption. A U.S. Holder’s adjusted tax basis in the public shares surrendered in the redemption will generally equal its acquisition cost. Gain or loss recognized on the redemption will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the redeemed shares of public shares exceeds one year at the time of the redemption. It is unclear, however, whether a U.S. Holder’s redemption rights with respect to its public shares suspends the running of the U.S. Holder’s holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will generally be subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemptions Treated as Distributions

If the redemption of a U.S. Holder’s public shares does not qualify as a sale of such stock, the U.S. Holder will generally be treated as receiving a distribution with respect to its public shares in an amount equal to its redemption proceeds. Any such amount will be treated as a dividend to the extent it is paid out of OmniLit’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any such amount in excess of OmniLit’s current and accumulated earnings and profits will generally be applied against and reduce (but not below zero) the U.S. Holder’s tax basis in its public shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the public shares with the consequences described above under “— Taxation of Redemptions Treated as Sales.” A U.S. Holder’s remaining tax basis (if any) with respect to public shares surrendered in the redemption will generally be added to such holder’s adjusted tax basis in its remaining public shares, or, if it has none, to such holder’s adjusted tax basis in its warrants or, possibly, to the basis of such holder’s constructively- owned public shares.

Dividends received by corporate U.S. Holders will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by non-corporate U.S. Holders will generally constitute “qualified dividends” that are subject to tax at preferential long-term capital gains rates. It is unclear, however, whether a U.S. Holder’s redemption rights with respect to its public shares suspend the running of the applicable holding period for purposes of the dividends received deduction or the preferential tax rate on qualified dividend income.

U.S. holders who hold different blocks of OmniLit common stock (shares of OmniLit common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

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Non-U.S. Holders

Taxation of Redemptions Treated as Sales

If the redemption of a Non-U.S. Holder’s public shares qualifies as a sale of such stock, gain realized by the Non-U.S. Holder on the redemption will generally not be subject to U.S. federal income tax unless:

●	The gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the gain will generally be subject to U.S. federal income tax on a net income basis at the graduated U.S. federal income tax rates generally applicable to United States persons and, in the case of a Non-U.S. Holder that is a corporation, may also be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) after application of certain adjustments;

●	The Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met, in which case the gain will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) and may be offset by U.S. source capital losses if certain requirements are satisfied; or

●	We are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which the Non-U.S. Holder held public shares (and, if the public shares are treated as regularly traded on an established securities market for purposes of these rules, the Non-U.S. Holder has owned directly, indirectly or constructively more than five percent (5%) of the public shares during such period), in which case the gain will generally be subject to tax on a net income basis at the U.S. federal income tax rates generally applicable to United States persons.

OmniLit believes that it is not, and has not at any time since its formation been, a U.S. real property holding corporation, and OmniLit does not expect to be a U.S. real property holding corporation immediately after the Merger is completed. However, this determination is factual in nature and subject to change, and no assurance can be provided regarding the status of OmniLit as a U.S. real property holding corporation currently, following the Merger or at any future time.

The applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s public shares. Accordingly, it is possible that the withholding agent will treat the redemption of a Non-U.S. Holder’s public shares as a distribution subject to withholding tax as described below under “— Taxation of Redemptions Treated as Distributions.” In addition, unless the public shares are regularly traded on an established securities market, the applicable withholding agent may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by a Non-U.S. Holder on a redemption of public shares that qualifies as a sale. There can be no assurance that the public shares will be treated as regularly traded on an established securities market.

Taxation of Redemptions Treated as Distributions

If the redemption of a Non-U.S. Holder’s public shares does not qualify as a sale of such stock, the Non-U.S. Holder will generally be treated as receiving a distribution with respect to its public shares in an amount equal to its redemption proceeds. Any such amount will be treated as a dividend to the extent it is paid out of OmniLit’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any such dividend will generally be subject to U.S. withholding tax at a rate of 30% unless the Non-U.S. Holder provides timely certification of its eligibility for a reduced rate under an applicable income tax treaty (usually on an IRS Form W-8BEN or W-8BEN-E) or furnishes a valid IRS Form W-8ECI certifying that the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any redemption proceeds in excess of OmniLit’s current and accumulated earnings and profits will generally be applied against and reduce (but not below zero) the Non-U.S. Holder’s tax basis in its public shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the public shares with the consequences described above under “— Taxation of Redemptions Treated as Sales.” A Non-U.S. Holder’s remaining tax basis (if any) with respect to public shares surrendered in the redemption will generally be added to such holder’s adjusted tax basis in its remaining public shares, or, if it has none, to such holder’s adjusted tax basis in its warrants or, possibly, to the basis of such holder’s constructively-owned public shares, if any.

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s OmniLit common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “—Redemption of Public Shares by Public Stockholders”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

A dividend that is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

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Non-U.S. Holders of OmniLit common stock should consult their tax advisors regarding the application of the foregoing rules in light of their particular circumstances and the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any redemption proceeds payable to them.

Information Reporting and Backup Withholding

Payments resulting from our redemption of our OmniLit common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8.

Backup withholding is not an additional tax, but an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability. A holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Under the Foreign Account Tax Compliance Act and the regulations and administrative guidance promulgated thereunder (“FATCA”), withholding at a rate of thirty percent (30%) will generally be required on dividends (including constructive dividends received pursuant to a redemption of stock) in respect of securities (including public shares) that are held by or through certain “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisers regarding the effects of FATCA on their investment in public shares.

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OTHER INFORMATION RELATED TO OMNILIT

Introduction

OmniLit is a blank check company incorporated on May 20, 2021 and formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We may pursue an initial business combination target in any industry or sector, but we expect to focus on acquiring a business combination target within the advanced manufacturing industry, specifically the photonics or optics sectors, and related sectors, with an enterprise value of approximately $350 million to $750 million. Management believes that this relative size of target opportunities will enable us to pursue companies that are the most attractive from a return standpoint and are less pursued by larger, more established sources of capital.

Initial Public Offering and Simultaneous Private Placement and the 2022 Special Meeting

On May 20, 2021, our sponsor purchased 4,312,500 founder shares. On September 27, 2021, our sponsor forfeited 718,750 shares for no consideration. On November 1, 2021, we effected a 1 1/3-to-1 forward stock split on our founder shares and as a result our sponsor owns 4,791,667 shares for an aggregate purchase price of $25,000, or approximately $0.005 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 25% of the outstanding shares upon completion of our IPO. The founder shares (including the Class A common stock issuable upon exchange thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 12 months after the completion of our initial business combination. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On November 12, 2021, we consummated our IPO of 14,375,000 Units, each Unit consisting of one share of Class A common stock of the Company and one-half of one redeemable warrant, with each whole warrant to purchase one share of Class A common stock for $11.50. The closing included the full exercise of the underwriter’s over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $143,750,000. Imperial Capital and I-Bankers were Joint Book-Running Managers of the offering. The securities sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-260090). The SEC declared the registration statement effective on November 8, 2021.

On November 12, 2021, simultaneously with the consummation of our IPO, we sold to our sponsor, Imperial Capital, LLC, and I-Bankers Securities in a private placement an aggregate of 6,920,500 private warrants at a price of $1.00 per warrant, generating total proceeds of $6,920,500. The private warrants are identical to the warrants underlying the Units sold in our IPO, except that they: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination; and (ii) will be entitled to registration rights. The private warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. No underwriting discounts or commissions were paid with respect to such securities.

A total of $146,625,000 of the net proceeds from the sale of Units in our IPO and the private warrants in the private placement on November 12, 2021, was placed in a trust account established for the benefit of the Company’s public stockholders maintained by Continental Stock Transfer & Trust Company, acting as trustee, which we refer to as the trust account. In a Special Meeting of the Stockholders on December 21, 2022, an Extension Amendment Proposal and the Trust Amendment Proposal were approved, and as a result, the deadline for which OmniLit to complete its initial business combination was extended to November 12, 2023. In connection with the Extension Proposal, certain public stockholders elected to redeem all or a portion of their public shares. For stockholders who elected to redeem, the redemption for a per-share price, payable in cash, was equal to the aggregate amount then on deposit in the Company’s trust account (the “Trust Account”), including interest (which interest was net of taxes payable), divided by the number of then outstanding public shares. Therefore, as of December 21, 2022, there were 1,348,049 shares of Class A common stock, par value $0.0001 per share, issued and outstanding.

Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the funds held in the trust account will not be released from the trust account until the earliest of: (a) the completion of our initial business combination; (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation: (i) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO (as approved at the 2022 Special Meeting); or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity; and (c) the redemption of our public shares if we are unable to complete our initial business combination within 24 months from the closing of our IPO (as approved at the 2022 Special Meeting), subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders. We incurred $8,333,135 in transaction costs, including $2,875,000 of underwriting fees, $5,031,250 of deferred underwriting fees and $426,885 of other offering costs. Imperial Capital and I-Bankers both agreed to reduce the deferred fee payable upon completion of the Business Combination in an amount equal to, in the aggregate, $500,000, on November 21, 2022.

There has been no material change in the planned use of the proceeds from the IPO as is described in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) (File No. 333-260090).

Lock-Up of Founder Shares

Our initial stockholders have agreed not to transfer, assign, or sell any of their founder shares until the earlier to occur of: (i) one year after the date of the consummation of our initial business combination; or (ii) the date on which we consummate a liquidation, merger, stock exchange, or other similar transaction that results in all of our stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property (except as described herein under the section of this prospectus entitled “Principal Stockholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares. Notwithstanding the foregoing, if the closing price of our shares of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after our initial business combination, the founder shares will no longer be subject to such transfer restrictions. We refer to such transfer restrictions throughout this prospectus as the lock-up.

Fair Market Value of Target Business

The target business or businesses that OmniLit acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of taxes payable) at the time of the execution of a definitive agreement for its initial business combination, although OmniLit may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. The OmniLit Board determined that this test was met in connection with the proposed business combination with Syntec as described in the section titled “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Summary of OmniLit Financial Analysis.”

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Stockholder Approval of Business Combination

Under OmniLit’s current certificate of incorporation, in connection with any proposed business combination, OmniLit must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for OmniLit’s Initial Public Offering. Accordingly, in connection with the Business Combination with Syntec Optics, the OmniLit public stockholders may seek to redeem their public shares for cash in accordance with the procedures set forth in this proxy statement.

Voting Restrictions in Connection with Stockholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, the Sponsor and the Insiders have agreed to vote the Founder Shares as well as any shares of common stock acquired in the market in favor of such proposed business combination.

In addition, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Syntec Optics and/or their respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the proposals presented at the annual meeting, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives to not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, Syntec Optics and/or their respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through our redemption process; (b) would represent in writing that such public shares will not be voted in favor of approving the proposed business combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.

To the extent any such purchases by the Sponsor, Syntec Optics and/or their respective affiliates are made in situations in which the tender offer rules restrictions on purchases apply, we will disclose in a Current Report on Form 8-K prior to the annual meeting the following: (i) the number of public shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the proposed business combination will be approved; (iv) the identities of the securityholders who sold to the Sponsor, Syntec Optics and/or any of their respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% security holders) who sold such public shares; and (v) the number of shares common stock for which we have received redemption requests pursuant to our redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood of (i) otherwise limiting the number of public shares electing to redeem and (ii) our net tangible assets (as determined in accordance with Rule 3a51(g)(l) of the Exchange Act) being at least $5,000,001 immediately prior to or upon the consummation of the Business Combination.

If such transactions are effected, the consequence could be to cause the proposed business combination to be effectuated in circumstances where such effectuation could not otherwise occur. Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the proposed business combination at the annual meeting and could decrease the chances that the proposed business combination would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Liquidation if No Business Combination

If we do not complete a business combination by November 12, 2023 (unless this deadline is extended pursuant to OmniLit’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

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Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them if we fail to complete our initial business combination by November 12, 2023 (unless extended). However, if our sponsor, officers or directors acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time period.

Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by November 12, 2023 (unless extended)or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes divided by the number of then outstanding public shares. However, we may only redeem our public shares so long as our net tangible assets are at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our public shares at such time.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is our intention to redeem our public shares as soon as reasonably possible after November 12, 2023, or as extended, but not more than five business days thereafter, and, therefore, we do not intend to comply with the above procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

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Because we will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We will seek to have all third parties (including any vendors or other entities we engage) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account.

As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party is to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant who cannot sign such an agreement due to regulatory restrictions, such as our independent public registered accounting firm, who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. The holders of our Founder Shares have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below $10.00 per public share, except as to any claims by a third party who executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. Our board of directors has evaluated the Insiders’ financial net worth and believes they will be able to satisfy any indemnification obligations that may arise. However, the Insiders may not be able to satisfy their indemnification obligations, as we have not required the Insiders to retain any assets to provide for their indemnification obligations, nor have we taken any further steps to ensure that they will be able to satisfy any indemnification obligations that arise. Moreover, the Insiders will not be liable to our public stockholders and instead will only have liability to us. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.00 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, (subject to our obligations under Delaware law to provide for claims of creditors as described below).

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than five business days to effectuate the redemption of our public shares. The Insiders have waived their rights to participate in any redemption with respect to their Founder Shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, the Insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

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Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us redeem their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or redemption amount received by public stockholders may be less than $10.00.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Facilities

OmniLit currently maintains its executive offices at 1111 Lincoln Road, Suite 500, Miami Beach, FL 33139. The Sponsor is making this space available to OmniLit free of charge. OmniLit considers its current office space adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of OmniLit will be those of Syntec.

Employees

OmniLit currently has three executive officers. These individuals are not obligated to devote any specific number of hours to OmniLit’s matters but they intend to devote as much of their time as they deem necessary to its affairs until completion of the initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process OmniLit is in. OmniLit does not intend to have any full-time employees prior to the consummation of its initial business combination.

Management, Directors and Executive Officers

OmniLit’s current directors and executive officers are as follows:

Name	Position

Al Kapoor	Chief Executive Officer and Chairman of the Board of Directors
Robert O. Nelson II	Chief Financial Officer
Skylar M. Jacobs	Chief Operating Officer
Albert A. Manzone	Director
Wally Bishop	Director
Brent Rosenthal	Director

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Al Kapoor – Chairman & Chief Executive Officer: Al Kapoor has engaged in finding, acquiring, and growing optics and photonics companies since 1997 as a technology entrepreneur immediately after graduating Harvard Business School. Shortly thereafter he found and acquired his first advanced manufacturing company in Rochester, New York, renamed it Syntec Optics, transformed it into a defense, biomedical and consumer optics and photonics leader, and accelerated growth with add-on acquisitions. This deep technical and business experience has led to diverse relationships in the optics and photonics ecosystem – suppliers, customers, end-users, venture capitalists, private equity managers, entrepreneurs, and executives. Al runs an app called PioneeringMinds with a fortnightly newsletter on future industries with circulation of over 100,000 to executives around the country. He continues to invest in optics and photonics, from driverless cars, robotics, virtual reality, sensors, to terabit internet. He is also on the advisory council for MIT’s program to train and educate the workforce for new disruptions in the area of integrated photonics. Al has been invited to the White House on several occasions to participate in innovation policy discussions. Al studied various disciplines of engineering and business at 5 universities earning an MBA from Harvard University and MS from Iowa State University.

Robert O. Nelson II – Chief Financial Officer: Robert O. Nelson II has 20+ years of finance, tax, and technology experience. Robert has successfully supported public & private corporations, including optics and photonics companies, in design and transformation of their general accounting, financial close, consolidation, budgeting, and forecasting functions. He has worked in domestic and international areas, advising clients in finance and tax technology optimization projects, tax accounting, tax compliance, and IP planning. Robert has built a proven management track record of successful business transformation. Drawing upon steady leadership, determination, and strategic insight, Robert has leveraged financial and operational best practices as well as sound judgment in guiding teams through the intricacies of aligning organizational performance with corporate strategy. Most recently, as Vice President of Financial Systems at AMG (NASDAQ: AMG), he has worked with the executive management team on enhancing financial operations, business systems, regulatory reporting and business process improvements. Previously, Robert played a key role in SEC compliance for a spin-out of an optics and photonics division from a public company, which now has an over $1B valuation. During his tenure as a consultant, he provided guidance and consultation to CFOs and finance departments on internal control, regulatory reporting, taxation, financial due diligence and systems implementations. While at Deloitte, Robert instructed at many of Deloitte’s national technical training sessions covering international and domestic tax concepts and enterprise performance management solutions. Robert is a Certified Public Accountant and earned a Master of Science in Taxation from Bentley University’s McCallum Graduate School of Business and a Master of Science in Information Systems from Boston University’s Graduate School of Management.

Skylar M. Jacobs – Chief Operating Officer: Skylar M. Jacobs compliments an experienced Sponsor Team with his eight years of execution experience working with technology entrepreneurs and meeting their specific growth and capital needs. Most recently, as Vice President of Business Development and Operations at PainQx, a medical device company developing proprietary AI algorithms to translate neural activity into actionable health diagnoses, Skylar developed a non-dilutive funding pipeline, but more importantly, developed and executed a fundraising strategy across high-net-worth individuals, family offices, venture funds, and strategic partners for eventual M&A activities. Prior to PainQx, Skylar M. Jacobs started his career in investment consulting at Life Science Nation helping scientist entrepreneurs connect with investors and develop their fundraising campaigns. Skylar spent several years developing strategies and partnering opportunities for health care companies including Cascade Prodrug, Meenta, Andaman7, and SpringTide Partners, a health care IT focused venture fund. Skylar also worked on business strategies for CureMatch, an AI-driven oncology diagnostic company, and with one of the world’s first CRO marketplaces, Assay Depot, rebranded as Scientist.com. Skylar received a B.S. in Molecular Biology with minors in Business and Literature from the University of California, San Diego.

Albert A. Manzone – Director Nominee: Mr. Manzone brings decades of expertise in strategic vision, operational excellence, M&A, talent development, and compensation planning. Mr. Manzone was at McKinsey and Company from 1993-1997, followed by PepsiCo (NASDAQ:PEP) for over a decade, working on many critical initiatives in the global operations including the acquisition and post-close operations integration of Tropicana, Quaker, and Tropicana. Mr. Manzone has held numerous executive leadership roles including President, Europe at Oettinger Davidoff AG; President Consumer Health, Southeast Europe, at Novartis (NYSE: NVS); President, Europe at Wm. Wrigley Jr. Company; and CEO of Whole Earth Brands (NASDAQ: FREE) leading a successful turnaround and doubling in size. Mr. Manzone serves as Director and Member of the Talent & Compensation Committee on the Perrigo (NYSE: PRGO) Board; Member of the Board of Trustees of Northwestern University; President of the Board of the Northwestern Alumni Association; and Director of the Price Albert II of Monaco Foundation for the Environment. He holds a Master of Business Administration from the Kellogg Graduate School of Management at Northwestern University, and a graduate degree in international business from the Sorbonne University.

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Wally Bishop – Director Nominee: Mr. Bishop brings decades of expertise on regulatory compliance, independent financial audits, and corporate governance. He began his career as an audit manager at KPMG in 1985. He held the positions of Chief Administrative Officer for Barclay’s Bank (NYSE: BSC) from 1995-1997. He joined Deutsche Bank (NYSE: DB) in 1997 retiring as Chief Operating Officer of Deutsche Bank’s US Bank after over two decades in 2019. Mr. Bishop served as a senior advisor to the SPAC Thunder Bridge Capital Acquisition II, which merged with indie Semiconductor in 2021 (NASDAQ: INDI). As Chair of the Audit Committee, Mr. Bishop will provide the independent oversight of independent auditors. Mr. Bishop received his BBA from Baruch College and an MBA from St. John’s University.

Brent Rosenthal – Director Nominee: Mr. Rosenthal brings decades of expertise in M&A and financings in public and private markets for equity and debt in the communications end-markets. Mr. Rosenthal started his career as an auditor at Deloitte in 1993. As a partner in affiliates of W.R. Huff Asset Management from 2002-2016, he served as an adviser and observer of the board of directors of Virgin Media (NASDAQ: VMED) and as a consultant to the company, providing operations improvement services, financial analysis, and recommendations. From 2007 through 2010, he served as an advisor to the executive management of Time Warner Cable (NASDAQ: TWC). In addition, Mr. Rosenthal worked on financing the bank debt and sub-debt for Nielsen (NYSE: NLSN) in a public-to-private market transaction and supported the venture capital investment behind American Idol (NASDAQ: CKXE) and certain IP rights. Mr. Rosenthal served on the Board of Directors of Rentrak (NASDAQ: RENT) from 2008 to 2016 including as non-executive Chairman of the board from 2011 through 2016. Most recently, Mr. Rosenthal has been focused on small and micro-cap equities especially in communications end-markets that is seeing increasing use of optics and photonics, OmniLit’s focus. Mr. Rosenthal earned his B.S. from Lehigh University and an MBA at Cornell University.

Director Independence

So long as we obtain and maintain a listing for our securities on Nasdaq, a majority of our board of directors generally must be independent, subject to certain limited exceptions and phase-in period set forth under the rules of Nasdaq. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Mr. Manzone, Bishop and Rosenthal, is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. We expect a majority of our board of directors to be comprised of independent directors within 12 months from the date of listing to comply with the majority independent board requirement in Rule 5605(b) of the Nasdaq listing rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Meetings of the Board of Directors

The OmniLit Board met four times in the fiscal year ended December 31, 2022.

Audit Committee

We have established an audit committee of the board of directors. Albert A. Manzone, Wally Bishop, and Brent Rosenthal serve as members of our audit committee, and Mr. Bishop chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Albert A. Manzone, Wally Bishop, and Brent Rosenthal meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate, and our board of directors has determined that Mr. Bishop qualifies as an “audit committee financial expert,” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

●	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing: (i) the independent registered public accounting firm’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues; and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Albert A. Manzone and Brent Rosenthal serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Albert A. Manzone, and Brent Rosenthal are independent, and Albert A. Manzone chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

●	reviewing on an annual basis our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

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Notwithstanding the foregoing, no compensation of any kind, including finders, consulting, or other similar fees, will be paid to any of our existing stockholders, officers, directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination.

Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Albert A. Manzone, Wally Bishop, and Brent Rosenthal. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, an annual meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Code of Ethics

●	We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws which was filed with the SEC as an exhibit to the registration statement on form S-1 filed with the SEC in connection with our IPO (File No. 333-260090). You can review the code by accessing our public filings at the SEC’s web site at www.sec.gov or at our website, https://www.omnilitac.com/, under the “Investors” section. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

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Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. There is no material litigation, arbitration or governmental proceeding currently pending against us or any of our officers or directors in their capacity as such, and we and our officers and directors have not been subject to any such proceeding in the 12 months preceding the date of this registration statement.

Periodic Reporting and Audited Financial Statements

We have registered the offer and sale of our units, shares of common stock and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report contained financial statements audited and reported on by our independent registered public accountants.

We will provide audited financial statements of Syntec Optics as part of any proxy solicitation sent to stockholders to assist them in assessing Syntec Optics’ business. In all likelihood, the financial information included in the proxy solicitation materials will need to be prepared in accordance with U.S. GAAP or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. The financial statements may also be required to be prepared in accordance with U.S. GAAP for the Form 8-K announcing the closing of an initial business combination, which would need to be filed within four business days thereafter. We cannot assure you that Syntec Optics will have the necessary financial information. To the extent that this requirement cannot be met, we may not be able to acquire Syntec Optics.

We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act beginning with the fiscal year ending December 31, 2023. Syntec Optics may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of Syntec Optics to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

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We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following November 12, 2026, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior year’s second quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K promulgated by the SEC. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

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OMNILIT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included in “Item 8. Financial Statements and Supplementary Data” of the Annual Report on Form 10-K filed on January 30, 2023 and our interim unaudited condensed financial statements and the notes related thereto included in “Item 1” of the Quarterly Report on Form 10-Q filed on May 12, 2023. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Special Note Regarding Forward-Looking Statements,” “Item 1A. Risk Factors” and elsewhere in the aforementioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Overview

We are a blank check company incorporated on May 20, 2021, as a Delaware corporation and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the sale of the private warrants, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Results of Operations

We have neither engaged in any operations (other than searching for a business combination after our IPO) nor generated any operating revenues to date. Our only activities from January 1, 2022 through December 31, 2022 were organizational activities, those necessary to prepare for the IPO, described below, and searching for a business combination after our IPO. We do not expect to generate any operating revenues until after the completion of our initial business combination. We expect to generate non-operating income in the form of interest earned on investments held after the IPO. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, we had net income of $847,623, which consisted of formation and operational costs and transaction costs totaling $787,639 offset by interest and dividends earned on investments held in the trust account of $ 2,081,055.

For the period from May 20, 2021 (inception) through December 31, 2021, we had a net loss of $169,488, which consisted of formation and operational costs of $171,167 offset by interest earned on investments held in the trust account of $1,679.

For the three months ended June 30, 2023, we had a net loss of $258,018, which resulted from a net gain on marketable securities held in Trust Account in the amount of $166,639, which was partially offset by operating and formation costs of $366,781, and income tax expense of $57,876.

For the six months ended June 30, 2023, we had net loss of $470,665, which resulted from a net gain on investments held in Trust Account in the amount of $302,669, which was offset by operating and formation costs of $688,031, and income tax expense of $85,303.

For the six months ended June 30, 2022, we had net loss of $107,349, which resulted from a net gain on investments held in Trust Account in the amount of $220,201, which was offset by operating and formation costs of $321,163, and income tax expense of $6,387.

Liquidity and Capital Resources

As of June 30, 2023 and December 31, 2022, the Company had cash on hand of $467,760 and $117,506 held outside of the Trust Account, respectively, and available for working capital purposes. Further, we incurred and expected to continue to incur significant costs in pursuit of our financing and acquisition plans. Our liquidity needs were satisfied prior to the completion of this offering through a capital contribution from our sponsor of $25,000 for the founder shares and up to $300,000 in loans available from our sponsor under an unsecured promissory note. We estimated that the net proceeds from our offering will be held in the trust account. The proceeds held in the trust account were to be invested only in U.S. government treasury obligations with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. We expected the interest earned on the amount in the trust account will be sufficient to pay our income taxes.

For the six months ended June 30, 2023, net cash used in operating activities was $389,806, changes in operating assets and liabilities of $383,528, and net gain on investments in the Trust Account of $302,669, partially offset by our net loss of $470,665.

There were no cash flows from investing activities for the six months ended June 30, 2023, and 2022.

For the six months ended June 30, 2022, net cash provided by financing activities was $740,061, due to a $45,120 funds transfer from the Trust Account to cash for Delaware Franchise Tax reimbursement and a Note Payable to the Sponsor of $694,941.

On November 12, 2021, we consummated our IPO of 14,375,000 Units, inclusive of the underwriters’ election to fully exercise their option to purchase an additional 1,875,000 Units, at a price of $10.00 per Unit, generating gross proceeds of $143,750,000. Simultaneously with the closing of our IPO, we consummated the sale of 6,920,500 private warrants to our sponsor, Imperial Capital and I-Bankers at a price of $1.00 per private warrant generating gross proceeds of $6,920,500.

Following our IPO, the full exercise of the over-allotment option by the underwriters and the sale of the private warrants, a total of $146,625,000 was placed in the trust account. We incurred $8,333,135 in transaction costs, including $2,875,000 of underwriting fees, $5,031,250 of deferred underwriting fees and $426,885 of other offering costs. Imperial Capital and I-Bankers both agreed to reduce the deferred fee payable upon completion of the Business Combination in an amount equal to, in the aggregate, $500,000, on November 21, 2022.

For the year ended December 31, 2022, cash used in operating activities was $644,474. Net income of $847,623 was affected by interest earned on investments held in the trust account of $2,081,055 and changes in operating assets and liabilities used $588,958 of cash for operating activities.

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For the period from May 20, 2021 (inception) through December 31, 2021, cash used in operating activities was $274,017. Net loss of $169,488 was affected by interest earned on investments held in the trust account of $1,679 and changes in operating assets and liabilities used $102,849 of cash for operating activities.

As of December 31, 2022 and 2021, we had cash and investments held in the trust account of $14,011,070 and $146,626,679, respectively. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our initial business combination. We may continue to withdraw interest to pay taxes. During the year ended December 31, 2022, we withdrew interest income from the trust account to pay franchise and income taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2022, we had $117,506 of cash held outside of the trust account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to finance transaction costs in connection with a business combination, our sponsor or an affiliate of our sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Up to $1,500,000 of such working capital loans may be convertible into warrants equivalent to the private warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the private warrants, including as to exercise price, exercisability and exercise period. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.

We monitor the adequacy of our working capital in order to meet the expenditures required for operating our business prior to our initial business combination. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2023 or December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The underwriters were entitled to a deferred fee of $0.35 per Unit, or $5,031,250 in the aggregate as noted in our prospectus, however, the underwriters have issued a letter to the Company on November 21, 2022 that it has reduced the deferred fee to $500,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete our initial business combination, subject to the same terms of the underwriting agreement, which was attached as an exhibit to our registration statement on form S-1 filed with the SEC in connection with our IPO (File No. 333-260090).

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own ordinary share, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in-capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

Net Income (Loss) per Common Stock

Net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary share outstanding during the period. On December 31, 2021, the Company did not have any dilutive securities and/or other contracts that could, potentially, be exercised or converted into shares of ordinary share and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented. Remeasurement associated with the redeemable common stock is excluded from loss per Common Stock as the redemption value approximates fair value.

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

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INFORMATION ABOUT SYNTEC OPTICS

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Syntec” refer to the business of Syntec Optics Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the Post-Combination Company after the consummation of the Business Combination.

Company Overview

Syntec Optics believes that photon enabled technologies are more than just a trend. Our goal is to deliver impactful solutions for optics and photonics enabled solutions globally. We believe that the innovative design for manufacturing of our optics and photonics enabling products is ideally suited for the demands of modern OEMs who rely on opto-electronics, light enabled devices, and intelligence that require high-precision and reliability. Ultimately, our vertically integrated advanced manufacturing platform offers our clients across several end markets competitively priced and disruptive light-enabled technologies and sub-systems.

Syntec Optics was formed more than two decades ago from the aggregation of three advanced manufacturing companies (Wordingham Machine Co., Inc., Rochester Tool and Mold, Inc. and Syntec Technologies, Inc.) that were started in the 1980s. In 2000, Syntec Technologies, Inc created the “doing business as” name of Syntec Optics to unify the three companies’ respective offerings under a single trade name. Wordingham Machine Co., Inc, and Rochester Tool and Mold, Inc. became wholly owned subsidiaries of Syntec Technologies, Inc. in 2018 and the three companies legally merged in December 2022 as Syntec Optics, Inc. Syntec Optics has addressed the optical needs of customers in defense, consumer, and biomedical industries. Over the past 20 years, Syntec has been based in the Greater Rochester, New York area, and steadily growing and developing the unifying platform. Our intellectual property is protected with a portfolio of over 4 issued and/or pending patents, with several proprietary trade secrets surrounding our advanced manufacturing techniques. One in five employees has been with Syntec Optics for over a decade.

Syntec Optics is vertically integrated from design and component manufacturing for lens system assembly to imaging module integration for system solutions. Making our own tools, molding, and nanomachining allows close interaction and recut ability, enabling special techniques to hold tolerances to sub-micron level. Syntec has assembled a world class design for manufacturability team to augment its production team with deep expertise to fully leverage our vertical integration from component making to optics and electronics assembly. Syntec Optics has steadily developed variety of other complementary manufacturing techniques to provide a wide suite of horizontal capabilities including thin films deposition coatings, glass molding, polymer molding, tool-making, mechanicals manufacturing, and nanomachining.

Syntec is a leader in the industry because of our focus on polymer-based optics. Polymer-based optics provide numerous advantages compared to incumbent glass-based optics. Polymer-based optics are smaller, lower weight, lower cost, and offer very high-performance optical solutions. For all these reasons, Syntec is able to deliver products to our clients that are lighter, smaller, and suitable for cutting edge technology products including the newly evolving silicon photonics industry.

Our designs and assembly processes are developed in-house in the United States. In 2016, with significant investments through the cash flows, Syntec Optics expanded its manufacturing facility to nearly 90,000 square-feet, allowing us to increase our production capacity and offer additional advanced manufacturing processes under one roof which provide us the ability to increase sales to existing customers and increase penetration of our end-markets. Our facility provides a streamlined, partially autonomous production process for our current customers, which comprises optical assembly, electro-optics assembly, polymer optics molding, glass optics molding, opto-mechanical assembly, nanomachining and thin films coating. Our facility also provides availability to expand the number of advanced manufacturing processes to handle increased volumes of existing and new customer orders.

Syntec is focused on three key end markets of defense, biomedical, and consumer all with several mission-critical applications with strong tailwinds. We believe these end markets to be acyclical based upon the company having positive aggregate cash flow for the past decade in spite of economic downturns. We believe the consistency of revenues over the past decade of operations, independent of the trends of the general economy, and the mission-critical nature of our product offerings, are our bases that these markets are acyclical. We believe our platform is well positioned as the foundation for further organic and inorganic growth with quality earnings and high margin offerings.

Optics is currently enabling 11% of the global economy, from smart phone cameras and extended reality devices to low orbit satellite telescopes to keeping our soldiers safe with night vision devices and patients healthy with intelligent light. This 11% figure represents the estimated value of the global optics and photonics products relative to annual global gross domestic product. As the world transitions to further adopt optically and photonically enabled products, we will continue our mission of developing innovative technology to serve these markets with affordable high-performance products globally. We will continue to focus on our core competencies of providing innovative technology, expanding our brand portfolio and providing affordable, sustainable and accessible optics and photonics enablers, all while being designed and manufactured in the United States.

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Industry Background

For decades, optics and photonics have been enabling end market products worldwide. Since the introduction of glass optics in beginning of 1600s by Galileo and others, the technological advancements in polymer optics had been limited. Syntec’s ground-breaking work in polymer-based optics starting in 2000 has numerous advantages over the incumbent glass-based optics used in today’s markets:

●	Cost – Possible 50-150x savings over glass

●	Lightweight – Ideal for head mounted applications

●	Design flexibility – Greater optical surface options

●	Bio-compatible – Medical field benefits

●	Ease of assembly – Ability to design in alignment features

●	Design in features – Eliminate mounting hardware

●	Performs better than glass – Functional parameters such as clarity, focus, contrast, brightness

●	Superior scratch resistance – Reduce damage probability

●	Upgradability – Reduced replacement/retrofit field cost

●	Repeatability – Same quality & performance every time

Addressable Markets

Optics and Photonics Industry Report 2020 estimated that the manufacturing sector contributes 30% of global gross domestic product (“GDP”) annually, or an estimated $26.3 trillion, and optics and photonics comprise a substantial amount of this market. The optics and photonics market, the value of light-enabled products and services, is estimated to be between $7 trillion and $10 trillion annually, and represents roughly 11% of the world’s economy. This 11% figure represents the estimated value of the global optics and photonics products relative to annual global gross domestic product. Within this end-market, it is estimated that global annual revenue for photonics-enabled products and services had exceeded $2 trillion in 2019. Photonics touches most sectors of our economy including consumer electronics (barcode scanners, DVD players, TV remote controls), telecommunications (fiber optics, lasers, switches), health (eye surgery, biomedical instruments, and imaging), industrial (laser cutting and machining), Defense and Security (night vision, infrared cameras, remote sensing, aiming) and entertainment (holography and cinema projection). We believe accelerating optics and photonics innovation will continue to drive economic growth and increase its share of the global GDP.

The most recent review from the Optics & Photonics 2020 Industry Report valued the 2019 photonics-enabled products and services at $2.02 trillion – an increase of 34% over the seven-year period, and a compound annual growth (CAGR) rate of 4.2%, from 2012 to 2019, shown below by end market.

The potential use of photonics in varied industries is fueling growth of the optics and photonics market. We believe sectors including telecom, transportation, healthcare, energy, aerospace, security, defense & space exploration, consumer, retail, electronics, food & agriculture, artificial intelligence software, and robotics are in the early stages of a dramatic transformation of scope and scale due to the unprecedented developments in advanced manufacturing of optics and photonics products, sub-systems, components, and materials. Continued mobility, intelligence, automation, sensing, and safety needs will accelerate in years to come, which will create a large market opportunity for such enabling businesses at the forefront of optics and photonics. The global optics and photonics sectors have experienced demand increasing use of photonics in various applications.

The Optics & Photonics 2020 Industry Report estimated revenue growth for top five areas based on CAGR from 2012 to 2019. These areas are listed below, as examples of verticals that we intend to focus on:

●	Sensing, monitoring, and control (+10%), autonomous systems and the internet-of-things continued to create demand for a wide variety of photonic sensors. Self-driving cars, drones, and other robotics systems utilize a wide range of photonic sensors and imaging systems, some of which are increasingly benefiting from embedded artificial intelligence. Developments in the emerging field of quantum technology should drive major advances in metrology, sensing, communications, and computing, creating what we believe will be a multitude of new opportunities in photonics.

●	Advanced manufacturing (+8%), gains in this segment were led by lasers for materials processing while robotics and vision technologies maintained their momentum as did implementation of 3D printing/additive manufacturing. Photonics-based production tools including lasers, optical metrology, and machine vision combined with adoption of rapid prototyping and Industry 4.0 are driving big manufacturing changes in industries like aerospace and automobiles.

●	Semiconductor processing (+8%), driven by demand for optical processing and metrology equipment. Opto-electronics and mobility, integrated photonics circuits are beginning to address applications that were typically addressed by integrated electronic circuits. POC Biosensing, terabit internet, lidar based radar, and telecom are areas that are being disrupted due to reduced cost, size, weight, and power consumption while still improving performance and reliability. Design, develop, and manufacturing processes are similar to micro-electronics. Integrated photonics is envisioned to play the role in industry 4.0 what electronic integrated circuits did in industry 3.0.

●	BioMedical (+13%), growth in diagnostic imaging, digital pathology, in vitro diagnostics, and point-of-care diagnostics led broad-based gains across this segment. Food safety testing also saw a significant uptick. Looking ahead, cost-effective photonics-based diagnostic and therapeutic biomedical devices are achieving higher market penetration.

●	Defense, safety, and security (+10%), driven by gains in more than 30 sub-segments combined with substantial upswings in video surveillance, perimeter security and sensing, and investment in equipment for directed energy systems. Infrared systems, hyperspectral imaging, and laser-based countermeasures are all deployed, while laser weapons are emerging as a real near-term possibility. We believe there may be increased demand for aiming, scoping, and targeting using optics and photonics.

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Revolutionary Advanced Manufacturing Tailwinds

This fourth industrial revolution (“Industry 4.0”), which encompasses the internet-of-things and smart manufacturing, marries physical production and operations with digital technology, machine learning / artificial intelligence and big data to create a more holistic and connected ecosystem for companies that focus on manufacturing and supply chain management. As Industry 4.0 continues to bring changes in manufacturing, technological advancements leading to innovative photonics-enabled products, and photonics are improving manufacturing performance with photonics-enabled technology. We expect Industry 4.0 to transform production by driving faster, more flexible and more efficient processes which will be monetized by companies through the production of higher-quality goods at reduced costs.

Beyond the traditional industrial automation, new transforming products from unmanned aircrafts and driverless cars, smart robots in the operating rooms and artificial intelligence of organ and tissue imaging, to augmented and virtual reality increasingly require optics and photonics imagers, sensors, and detectors. We expect this trend to be especially pronounced in the United States, which has seen automation as a way to be globally competitive in spite of rising wages.

Optics and photonics are an integral aspect of the ongoing advancement of traditional manufacturing and industrial practices. Optics and photonics can reduce cost, size, weight, and power consumption in all spheres of technology that is making us smarter. These include our content, its context, inter-connection for exchange, and various types of content – from imaging to detection and sensing.

Syntec Platform Overview

Our unifying platform is a key differentiator. We believe the unifying platform is an aggregation of horizontal and vertical optics and photonics capabilities that span through the value-chain across materials, spectrum and advanced manufacturing processes. This unifying platform works by providing customers with several manufacturing capabilities in one location that saves time and reduces logistical burdens and costs. Adding with the acquisition of Wordingham in 1999 to the base platform of Syntec brought precision machining capabilities for difficult to manufacture mechanical components for optics and photonics. The acquisition of Rochester Tool and Mold provided control over making very precise tools for molded polymer components and molded glass components in hybrid systems. Close collaboration of these acquired entities began in 2000 and then all three acquired companies moved into one building in the city of Rochester by 2016. Investments from the cash flow and the unification was achieved to offer customers vertical and horizontal integrated critical capabilities under one-roof for mission critical sub-system solutions with well demonstrated metrology in both clean room optics and electro-optics assemblies. Thin film coating laboratory and glass molding technique was developed from grounds up organically to further support the optical element performances. Altogether, such a vertically and horizontal integrated company offers a further unification platform for consolidation through further acquisition in a fragmented industry of advanced manufacturers for mission critical application of optics and photonics even beyond biomedical, defense, and consumer end markets.

Syntec Optics has built its brand over two decades and is known as a leader to OEMs in optics and photonics sub-systems production. We won the Accelerator Award in 2004 from Raytheon by meeting the challenge of delivering alpha and beta samples fast and ramping up production in groundbreaking manufacturing of components and sub-systems for laser guides for missiles. The dome was made from glass-filled polymer that replaced Sapphire for domes that had to not only meet high optical performance expected from windows, but be light weight, less expensive and rapidly scale. Ever since, we have ramped up rapidly many devices ranging from blood analyzers for patients in hospitals to night vison goggles to keep soldiers safe. The brand has been very visible at the pivotal show for optics and photonics solution providers annually in San Francisco’s Photonics West trade show.

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We currently offer a number of vertically integrated advanced manufacturing processes that deliver to our customers optically enabled products serving mission critical applications.

Syntec’s vertical integration strategy delivers many advantages, including greater economies of scale, lower variable production costs, decreased logistics costs and quality concerns. Advantages of vertical integration specific at Syntec include:

Positive differentiation is created.

●	Vertical integration creates predictability because more information is available to our team internally. There is more access to supply chain and production inputs. By being in more control, from start to finish, Syntec can function with stability and adapt quickly to changes so that the most effective and profitable results can be achieved.

Asset investments can focus on specialization.

●	Instead of seeking vendors and contractors with specific skill sets, vertical integration allows us to invest into internal assets that can specialize in the skill set that is required. This allows us to differentiate ourselves from others within its industry, creating a specific brand message and value proposition that resonates consistently with our customer base.

Transaction costs are lower throughout the supply chain.

●	With a high level of vertical integration, we can reduce the transaction costs that occur throughout our supply chain. This is done by removing cascaded margins imposed when dealing with suppliers and vendors that are not part of our integrated process.

Quality assurance can be built into the system.

●	Vertical integration allows us to put more eyes on the quality of what is being produced. From the initial supply to the final sale, a better Q/A process within our system creates a value proposition that is more reliable. In return, greater customer satisfaction occurs, which builds brand loyalty and return revenues.

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It opens new markets.

●	Vertical Integration can open new markets to the business. By partnering with or purchasing other vendors, proprietary information, property, or technologies can create local access that may have been otherwise unavailable. When this occurs, more profits can be achieved with a broader base of business to pursue.

●	For the years ended December 31, 2021 and 2022 we had $26.6 million and $27.8 million in sales, respectively. For the six months ended June 30, 2023, we had $14.6 million in sales. Over time, we have increased total sales through a combination of increasing penetration of currently served end-markets, adding new end-markets and increasing the number of advanced manufacturing processes within our unifying platform.

Our Products and Technology

Syntec has built a solid foundation over many decades of developing new processes that produce various geometries and shapes of optical elements used in both visible and IR spectrums. Syntec focuses on custom polymer optics for the Biomedical, Defense & Security, and Consumer/Industrial sectors. Syntec is at the forefront of innovation in single point diamond turning and has been pushing the frontiers of polymer for use in a wide variety of optics applications and requiring tight tolerances.

Syntec’s polymer-based optics provide numerous advantages compared to incumbent products, such as glass-based optics. Polymer-based optics are smaller sized, lower weight, lower in power consumption, and a high cost-effective optical solution. Polymer-based optics use polymers throughout the fabrication process which offers high production volume and fast repeatability. Other advantages of polymers are their high impact resistance; polymers do not split like glass, making this type of optics highly durable and cost effective in applications such as heads-up displays, goggles, and biomedical disposable optics. Another key advantage we offer customers is fast prototyping. While advanced molding techniques are used for high volume productions and beta samples, we use nanomachining of polymers for quick alpha samples. We further increased the competitive advantage by providing lower cost by manufacturing in-house lower cost glass molded glass. Often in cameras or optics sub-systems, glass and polymer elements are combined a lower cost solution yet durable and higher performance.

Thanks to their low density or low weight by volume, polymers are well adapted for making cutting-edge-technology products lighter and smaller. Polymers are between two and half and five times lighter than comparable glass products and are suitable for difficult and sophisticated refractive, reflective, and diffractive substrates with spherical, aspherical, and cylindrical prescriptions, thus reducing the number of optical components needed in a given optical system. Molding is the most repeatable, consistent, and economical way to produce complex-shaped optics in large volume or to integrate them onto a common substrate. Optical-grade polymers exhibit high light transmittance and are comparable to high-grade glasses. The optical-grade polymer market is growing rapidly; new polymers with low birefringence as well as higher and more stable refractive indices are available, offering design flexibility not possible with glass optics on their own.

Customers

Our components are used in a variety of applications ranging from biometric, imaging, illumination, scanning, projection, blood analysis, point of care diagnosis and fingerprint identification. Our components are also used in from DNA sequencing, laser cutting, thermal imaging, to retinal eye scanning, military and blood analysis. By investing in new technology and reliable equipment Syntec Optics provides low-cost precision solutions for challenging optical needs.

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We have deep, long-standing relationships with many of our customers. Our customers primarily utilize our products for defense and security, optical diagnosis and imaging and projection lenses and heads-up displays. We work directly with customers to ensure compatibility with existing designs and collaborate on custom design for new applications.

○	Defense Optics – night vision goggles, missile systems and military LED lighting are just a few examples of the mission critical components used by our defense and security customers

○	Biophotonics – blood gas analyzer, bacteria analyzer and HIV detectors are used in medical procedures

○	Communication Optics – low earth orbit satellite transmitters, receivers and high-precision mirrors are used in high-speed data transmission processes

We continue to seek to grow our customer base within our existing segments; however, we also believe that our products are well suited to address the needs in additional segments, including semiconductor, communication, advanced manufacturing, sensing, lighting Solar-PV, and displays and we will seek to expand our market share in these segments in the future.

Sales and Marketing

Our proven sales and marketing strategy has allowed us to penetrate our current end markets efficiently. We use a variety of methods to educate consumers on the benefits of optics and photonics-enabled technologies and why they are a better investment compared to electronically enabled technologies found in our target end markets today. Through information found on our website and social media platforms that educate consumers on the benefits of optics and photonics-enabled technologies, we assist consumers on how they may benefit from the advanced manufacturing processes and technologies that we offer.

We use a multi-pronged sales and marketing strategy to ensure that the Syntec Optics brand is at the forefront of its respective end markets. We have established strong relationships, particularly in the defense and biomedical industries through participation in trade shows and other sponsored industry events, which have allowed us to reach customers to ensure we are aware of evolving customer preferences. We are then able to leverage this customer feedback to collaborate on custom designs for new and existing applications.

We value our customer relationships. Our website and our customer service are key elements to our sales strategy. Our website enables customers to purchase off the shelf optics and provides access to a range of product information, technical benefits, and advanced manufacturing services. We have a team of experts dedicated to supporting our customers’ sales, technical and service needs.

Our Competitive Strengths

We believe that we possess the largest share in the markets we operate in, due to our following business strengths, which distinguish us in this competitive landscape and position us to capitalize on the anticipated continued growth in the optics and photonics enabled market:

○	Premier Polymer-Based Optics Technology. Each of our innovative optics features custom designed components to enhance optical clarity and performance in its particular application or setting. Syntec has assembled a world class optical and opto-mechanical design team capable of executing on the most challenging design projects.

○	Extensive, Growing Patent Portfolio. We have developed and filed patent applications on commercially relevant aspects of our business including optical systems and production processes. To date, we have owned three active issued patents, with an additional one patent applications pending on manufacturing techniques in the United States.

○	Proven Go-To-Market Strategy. We have successfully established a direct-to-business platform and have developed strong working relationships with Tier 1 manufacturers and major OEMs, custom designing products for new and existing applications.

○	Established Customer Base with Brand Recognition. We have a growing customer base featuring OEMs, distributors, Tier 1 suppliers across diverse end markets and mission critical applications in Defense, Consumer and BioMed. The quality of our products has helped drive adoption from additional end markets in low earth satellite communication with visibility for future growth through further expansion of our existing relationships.

○	High Quality Manufacturing Process. Unlike competitors that outsource their manufacturing processes, our optics are designed, assembled and tested in the United States, ensuring that our manufacturing process is thoroughly tested, and our optics are of the highest quality.

○	Drop-In Replacement. Our optics modules are largely designed to be “drop-in replacements” for traditional glass-based optics, which means that they are designed to fit into existing frames with little or no adjustments. Our target applications are enabling mission critical devices in demanding environments. We offer a full line of compatible components and accessories to simplify the replacement process and provide customer service to ensure a seamless transition to Low SwaP-C optics. Over their lifetime, our optics are significantly cheaper from both an absolute cost and a cost per optic perspective. These lifetime costs, at current costs and capacity, will naturally drop as we continue to take advantage of economies of scale.

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Our Growth Strategy

We intend to leverage our competitive strengths, technology leadership and market share position to pursue our growth strategy through the following:

○	Expand Product Offerings. In the short-term, our aim is to further diversify our product offerings to give consumers, as well as OEMs and distributors, more options for additional applications. This will be accelerated by the expansion of our production capacity through organic and inorganic growth.

○	Expand End Markets. Syntec Optics plans to further consolidate the fragmented photonics industry by expanding our portfolio of our existing, U.S.-based, advanced manufacturing processes of making thin-film coated glass, crystal, or polymer components and their housings, which are ultimately assembled into high performance hybrid electro-optics sub-systems. By doing so, Syntec Optics plans to grow to the new end markets of communications and sensing. The anticipated timeline of entering the communications end market is 2023, as Syntec Optics has been prototyping products during Q1 and Q2 and anticipates entering the production phase by the latter half of the year. Syntec Optics is currently engaged as a supplier for a U.S. Department of Commerce’s National Institute of Standards and Technology (NIST) funded research and development project for the sensing end market. The communication end market is characterized by the use of optics and photonics for data transmittal and reception of information, including, for example, satellite communications and other associated applications. The sensing end-market is characterized by the use of optics and photonics to detect scattered light or light with an altered refractive index due to the presence of a medium within a wide range of potential applications, including, for example, disease detection and other associated applications.

○	Commercialize Optics and Photonics Enabling Technology. We believe optics and photonics enabling technologies offer significant advantages to glass optics and electronics enabled products currently on the market, with the potential to be lighter, smaller, higher-performing and cheaper.

Our core growth strategy also involves inorganic growth with complementary businesses to augment our existing unifying platform. Syntec plans to run a disciplined process to arrive at a targeted list of companies it would like to acquire. Selected companies will have a good management team and ownership that can apply industry findings to build the next great public company that enables light. Such a company shall serve as a platform to add more diverse end-markets, achieve stable earnings growth, and build an R&D pipeline that brings sustainable future growth.

Optics and photonics companies are not clearly categorized in a small number of SIC codes but Syntec’s long-term relationships with companies led to a list of 100+ SICs where optics and photonics companies live. Quality of earnings, financial reporting, forecasting, controls, and systems will also be use in selection process for the roll-up.

Supplier Relationships

We have a well-established global supply chain that underlies the sourcing of the components of our products, although we source domestically whenever possible. We follow a lean manufacturing process and align our purchases with customer backlog. We prefer to pre-order in advance for the year to ensure adequate supply. For nearly all our components, we ensure that we have alternate suppliers available. As a result of our long-standing relationships with our suppliers, we are able to source materials on favorable terms within reasonable lead-times.

Research and Development

Our research and development are primarily focused on the materials, frequency and advanced manufacturing processes of optics and photonics enabling technologies. We believe that polymer-based optics present a significant advantage to all products currently on the market, with the potential to be lighter, smaller, higher-performing, and cheaper. Since our founding, our research team has been developing optics and photonics enabling technologies and processes. We aim to continue to increase the fully integrated advanced manufacturing capabilities of our unifying platform. A common platform strategy employed at Syntec is the use of hybrid glass/polymer lens architectures. Two examples are shown below, they represent eyepiece and objective lens assemblies for the night vision market. In both systems Syntec designers strategically used glass on all outer elements to enhance system durability and used polymer internal elements for reducing cost and weight while enhancing system performance with aspheric polymer lens surfaces.

Eyepiece	Objective

We have developed proprietary processes, systems and optics that are protected by issued patents and pending patent applications that we believe place us at the forefront optic and photonic enabling technologies. Our vertically integrated advanced manufacturing processes provide customers with a one-stop-shop that can produce extremely high-tolerance products in many form factors in a shorted time period. This unifying platform mitigates the risk delayed delivery and optical imperfections by tying all steps in the manufacturing process together including sub-component and end testing.

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Competition

Syntec is a vertically integrated advanced manufacturer of optics and photonics. At the public company level, competitors may have Syntec’s suite of advanced manufacturing techniques under its corporate umbrella, but not likely under the same roof. This differentiation allows Syntec to successfully serve OEM and Tier 1 suppliers in the Defense, Biomedical and Consumer/Industrial end markets.

Advanced manufacturers in the optics and photonics space enable end-products generally through a combination of materials, electromagnetic spectrum or processes. Many of Syntec’s competitors specialize in aspects of these three areas and may not have in-house capabilities across all three areas. For example, some of Syntec’s competitors specialize in precision motion optics, vision specialists, high-resolution spectral cameras, electro-optical aerospace systems and or machine vision systems. Syntec can provide solutions to each of these specialty areas by deploying its highly trained employee base and its patented intellectual property and trade secret processes.

In certain instances, Syntec may collaborate on design and development of mission critical sub-components in its competitors’ products given its broad advanced manufacturing capabilities. Syntec is excited to bring its unifying value proposition to the public market.

Intellectual Property

The success of our business and our technology leadership is supported by our proprietary optics and photonics enabling advanced manufacturing processes and technologies. We have received patents and filed patent applications in the United States and other jurisdictions to provide protection for our technology. We rely upon a combination of patent, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through non-disclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties.

As of June 30, 2023, we owned three active issued patents and one pending patent applications. The patents and patent applications cover the United States. We periodically review and update our patent portfolio to protect our products and newly developed technologies.

US Patent 9192298B2 “Contact lens for intraocular pressure measurement” is an active worldwide application patent that is assigned to and owned by Syntec Optics. The patent was granted November 2015 and expires April 2034.

US Patent 10052731B2 “Flycutter having forced air cleaning” is an active worldwide application patent that is assigned to and owned by Syntec Optics. The patent was granted August 2018 and expires December 2036.

US Patent 11383414B2 “Parts degating apparatus using laser” is an active worldwide application patent that is assigned to and owned by Syntec Optics. The patent was granted July 2022 and expires August 2040.

US Patent Provisional 63/449,362 “Imaging Apparatus with Thermal Augmentation” is a provisional United States application. The provisional patent application was filed on March 2, 2023.

We periodically review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names and trademarks and service marks in the United States and other jurisdictions.

Employees and Human Capital Resources

As of June 30, 2023, we had 148 employees. We have adopted our Code of Ethics to support and protect our culture, and we strive to create a workplace culture in line with our values: “Integrity”, “Humility”, “Innovation”, “Discipline”, and “Continuous Improvement” and help our customers “Change the way the world views itself, one optic at a time.” As part of our initiative to retain and develop our talent, we focus on these key areas:

○	Safety – Employees are regularly educated on safety around their workspaces, and employees participate in volunteer roles on a safety committee, and in emergency readiness roles. We have a dedicated safety coordinator who tracks and measures our performance and helps us benchmark our safety programs against our peers.

○	Diversity, Equity & Inclusion – Our culture has benefitted from the diversity of our workforce from the very beginning. Inclusion and equity are “baked into the bricks” of our values, which our employees demonstrate every day. Our human resource department and all our corporate officers and directors have an open-door policy and are able to constructively communicate with employees to resolve issues when they arise.

○	Collaboration – As we grow, opportunities for cross-functional collaboration may not be as organic as they used to be. We have responded to that challenge by staying mindful and acting intentionally to gather cross-functional input on new initiatives and continuous improvement efforts.

○	Continuous Improvement – We apply continuous improvement measure to processes as well as people. We encourage professional development of our employees, through ongoing learning, credentialing, and collaboration with their industry peers.

Attracting and retaining high quality talent at every level of our business is crucial to our continuing success. We have developed relationships with the University of Rochester to further our recruitment reach. We provide competitive compensation and benefit packages, including performance-based compensation that rewards individual and organizational achievements.

Facilities

Our corporate headquarters is in an approximately one hundred thousand square foot facility that we lease in Rochester, New York. The lease expires in May 2025, and we have the option to extend for an additional five-year period. We believe we will be able to obtain additional space on commercially reasonable terms.

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Our manufacturing departments and respective activity is shown below. In addition, the flow of materials and knowledge between departments for Alpha, Beta, and production are shown in the facilities chart.

Government Regulations

We currently operate from a dedicated leased manufacturing facility located in Rochester, New York. We have never owned any facility at which we operated. Operations at our facilities are subject to a variety of environmental, health and safety regulations, including those governing the generation, handling, storage, use transportation, and disposal of hazardous materials. To conduct our operations, we have to obtain environmental, health and safety permits and registrations and prepare plans. We are subject to inspections and possible citations by federal, state, and local environmental, health, and safety regulators. We have policies in place to assure compliance with our obligations (for example, machine guarding, hot work, hazardous material management and transportation). We train our employees and conduct audits of our operations to assess our fulfillment of these policies.

We are also subject to laws imposing liability for the clean up and release of hazardous substances. Under the law, we can be liable even if we did not cause a release on real property that we lease. We believe we have taken commercially reasonable steps to avoid such liability with respect to our current leased facilities.

Environmental Matters

We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities, operation of our systems and the disposal of our systems. These laws and regulations govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the clean up of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees.

Export and Trade Matters

We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea and the Crimea Region of Ukraine. In addition, our systems may be subject to export regulations that can involve significant compliance time and may add additional overhead cost to our systems. In recent years the United States government has a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Our current and future systems may be subject to these heightened regulations, which could increase our compliance costs.

See “Risk Factors—We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations and could face criminal liability and other serious consequences for violations, which could adversely affect our business, financial condition and results of operations” for additional information about the anti-corruption and anti-money laundering laws that may affect our business.

Legal Proceedings

We may be subject from time to time to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. We intend to recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable, and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

See “Risk Factors—Any future litigation against us could be costly and time-consuming to defend.”

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MANAGEMENT OF SYNTEC OPTICS

The following table sets forth certain information regarding Syntec’s executive officers and directors as of June 30, 2023.

Name	Age	Position(s) Held
Joseph Mohr	45	Chief Executive Officer
Donna Berke	64	Corporate Finance Manager / Corporate Secretary
James Olson	61	Vice President, Advanced Optics Systems

Executive Officers

Joseph Mohr started his career at Syntec over 25 years ago, engineering and building optical components. Joe’s diverse background in Manufacturing Engineering of mechanical components for optics, along with his experience with design for manufacturability and process improvements, enable him to be an effective leader of Syntec Optics. He brings a spirit of continuous improvement with an emphasis on customer satisfaction. Joe is responsible for the daily manufacturing at our facility and looks to implement process improvements and to expand and improve our product offerings, facilities and culture to deliver world-class technologies, quality and skillsets for customers products.

Donna Berke joined Syntec in 2017 in a supporting role to Company Controller in the finance department. Over the years she has expanded her role to include managing Customer Service in addition to her support in Finance. In 2019, she took over the role of Controller and consolidated the finances of all business units to provide a cohesive offering to the customers. She became Corporate Finance Manager / Corporate Secretary in 2022.

James Olson has been a proven system-level thinker for over 35 years, with deep domain expertise in optics, electronic imaging, data processing and data communication, Jim has consistently demonstrated a talent for connecting new business opportunities with emerging and practical technical solutions. Recognized as an industry authority with a broad network of technical and business development experts in optical design, optics manufacturing, electronic imaging, and data processing, Jim has developed a reputation as a leader who achieves success through a balance of passion for the potential of great ideas, and the practical need to show tangible results. Jim holds a Master of Science in Optics from the University of Rochester and Bachelor of Science in Electrical Engineering from Wayne State University. Industry memberships include the Institute of Electrical and Electronics Engineers, the Society of Photographic Instrumentation Engineers, and the Optical Society of America.

Family Relationships

There are no family relationships among any of Syntec’s executive officers.

MANAGEMENT OF NEW SYNTEC OPTICS AFTER THE BUSINESS COMBINATION

New Syntec Optics anticipates that the current executive officers of Syntec will become executive officers of New Syntec Optics following the Business Combination. The following persons are expected to serve as executive officers and directors of New Syntec Optics upon consummation of the Business Combination. See “Management of Syntec” for biographies of the Syntec executive officers and directors who will serve in the positions listed above following the Business Combination.

Name	Age	Position(s) Held
Al Kapoor	55	Chairman and Director Nominee
Joseph Mohr	45	Chief Executive Officer and Director Nominee
Robert O. Nelson II	51	Chief Financial Officer and Director Nominee
Albert A. Manzone	59	Independent Director Nominee
Wally Bishop	61	Independent Director Nominee
Brent Rosenthal	51	Independent Director Nominee

(1)	Member of the New Syntec audit committee, effective upon the consummation of the Business Combination.

(2)	Member of the New Syntec compensation committee, effective upon the consummation of the Business Combination.

(3)	Member of the New Syntec nominating and corporate governance committee, effective upon the consummation of the Business Combination.

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Al Kapoor – Chairman and Director Nominee: Al Kapoor has served as Chairman of optics related businesses since he graduated from Harvard Business School in 1997. He has been engaged in finding, acquiring, and growing optics and photonics companies since then as a technology entrepreneur. He acquired his first advanced manufacturing company in Greater Rochester, New York, renamed it Syntec Optics, transformed it into a defense, biomedical and consumer optics and photonics leader, and accelerated growth with add-on acquisitions. This deep technical and business experience has led to diverse relationships in the optics and photonics ecosystem – suppliers, customers, end-users, venture capitalists, private equity managers, entrepreneurs, and executives. Al runs an app called PioneeringMinds with a fortnightly newsletter on future industries with circulation of over 100,000 to executives around the country. He continues to invest in optics and photonics, from driverless cars, robotics, virtual reality, sensors, to terabit internet. He is also on the advisory council for MIT’s program to train and educate the workforce for new disruptions in the area of Integrated Photonics and the US government’s over billion dollar investment in Silicon Photonics, AIM Photonics, in Upstate New York. Al has been invited to the White House on several occasions to participate in innovation policy discussions. Al studied various disciplines of engineering, finance, and business at 5 universities earning an MBA from Harvard University and MS from Iowa State University. We believe Mr. Kapoor is qualified to serve on the New Syntec Optics’ Board based on his industry leadership and capital markets experience, which includes both research and fundraising experience.

Joseph Mohr – Chief Executive Officer and Director Nominee: Since January 2021, Joe has served as Chief Executive Officer of Syntec Optics where he oversaw the launch of the next generation of night vison goggle optical components. From January 2017 to September 2020 Joe served as Chief Engineer for Manufacturing, where he oversaw all technical mechanical operations for optical sub-systems of Syntec Optics. Joe Mohr started his career at Syntec over 25 years ago, engineering and building optical components. Joe’s diverse background in Manufacturing Engineering of mechanical components for optics, along with his experience with design for manufacturability and process improvements, enable him to be an effective leader of Syntec Optics. He brings a continuous improvement with an emphasis on customer satisfaction. Joe is responsible for the daily manufacturing at our facility and looks to implement process improvements and to expand and improve our product offerings, facilities and culture to deliver world-class technologies, quality and skillsets for customers products. We believe Mr. Mohr is qualified to serve on the New Syntec Optics’ Board based on his optics and photonics industry expertise and manufacturing of optics and photonics subsystems operations and leadership experience.

Robert O. Nelson II – Chief Financial Officer and Director Nominee: Robert O. Nelson II has served as OmniLit’s Chief Financial Officer since September 2021. Prior to this he served as Vice President of Financial Systems at AMG (NASDAQ: AMG from 2017 to 2021. Robert has 20+ years of finance, tax, and technology experience. Robert has successfully supported public & private corporations, including optics and photonics companies, in design and transformation of their general accounting, financial close, consolidation, budgeting, and forecasting functions. He has worked in domestic and international areas, advising clients in finance and tax technology optimization projects, tax accounting, tax compliance, and IP planning. Robert has built a proven management track record of successful business transformation. Drawing upon steady leadership, determination, and strategic insight, Robert has leveraged financial and operational best practices as well as sound judgment in guiding teams through the intricacies of aligning organizational performance with corporate strategy. Most recently, as Vice President of Financial Systems at AMG (NASDAQ: AMG), he has worked with the executive management team on enhancing financial operations, business systems, regulatory reporting and business process improvements. Previously, Robert played a key role in SEC compliance for a spin-out of an optics and photonics division from a public company, which now has an over $1B valuation. During his tenure as a consultant, he provided guidance and consultation to CFOs and finance departments on internal control, regulatory reporting, taxation, financial due diligence and systems implementations. While at Deloitte, Robert instructed at many of Deloitte’s national technical training sessions covering international and domestic tax concepts and enterprise performance management solutions. Robert is a Certified Public Accountant and earned a Master of Science in Taxation from Bentley University’s McCallum Graduate School of Business and a Master of Science in Information Systems from Boston University’s Graduate School of Management. We believe Mr. Nelson is qualified to serve on the New Syntec Optics’ Board based on his financial expertise and operating experience.

Albert A. Manzone – Independent Director Nominee: Mr. Manzone brings decades of expertise in strategic vision, operational excellence, M&A, talent development, and compensation planning. Mr. Manzone was at McKinsey and Company from 1993-1997, followed by PepsiCo (NASDAQ:PEP) for over a decade, working on many critical initiatives in the global operations including the acquisition and post-close operations integration of Tropicana, Quaker, and Tropicana. Mr. Manzone has held numerous executive leadership roles including President, Europe at Oettinger Davidoff AG; President Consumer Health, Southeast Europe, at Novartis (NYSE: NVS); President, Europe at Wm. Wrigley Jr. Company; and CEO of Whole Earth Brands (NASDAQ: FREE) leading a successful turnaround and doubling in size. Mr. Manzone serves as Director and Member of the Talent & Compensation Committee on the Perrigo (NYSE: PRGO) Board; Member of the Board of Trustees of Northwestern University; President of the Board of the Northwestern Alumni Association; and Director of the Price Albert II of Monaco Foundation for the Environment. He holds a Master of Business Administration from the Kellogg Graduate School of Management at Northwestern University, and a graduate degree in international business from the Sorbonne University. We believe Mr. Manzone is qualified to serve on the New Syntec Optics’ Board based on his experience in sales and marketing and leadership experience.

Wally Bishop – Independent Director Nominee: Mr. Bishop brings decades of expertise on regulatory compliance, independent financial audits, and corporate governance. He began his career as an audit manager at KPMG in 1985. He held the positions of Chief Administrative Officer for Barclay’s Bank (NYSE: BSC) from 1995-1997. He joined Deutsche Bank (NYSE: DB) in 1997 retiring as Chief Operating Officer of Deutsche Bank’s US Bank after over two decades in 2019. Mr. Bishop served as a senior advisor to the SPAC Thunder Bridge Capital Acquisition II, which merged with indie Semiconductor in 2021 (NASDAQ: INDI). As Chair of the Audit Committee, Mr. Bishop will provide the independent oversight of independent auditors. Mr. Bishop received his BBA from Baruch College and an MBA from St. John’s University. We believe Mr. Bishop is qualified to serve on the New Syntec Optics’ Board based on his finance, regulatory and leadership experience.

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Brent Rosenthal – Independent Director Nominee: Mr. Rosenthal brings decades of expertise in M&A and financings in public and private markets for equity and debt in the communications end-markets. Mr. Rosenthal started his career as an auditor at Deloitte in 1993. As a partner in affiliates of W.R. Huff Asset Management from 2002-2016, he served as an adviser and observer of the board of directors of Virgin Media (NASDAQ: VMED) and as a consultant to the company, providing operations improvement services, financial analysis, and recommendations. From 2007 through 2010, he served as an advisor to the executive management of Time Warner Cable (NASDAQ: TWC). In addition, Mr. Rosenthal worked on financing the bank debt and sub-debt for Nielsen (NYSE: NLSN) in a public-to-private market transaction and supported the venture capital investment behind American Idol (NASDAQ: CKXE) and certain IP rights. Mr. Rosenthal served on the Board of Directors of Rentrak (NASDAQ: RENT) from 2008 to 2016 including as non-executive Chairman of the board from 2011 through 2016. Most recently, Mr. Rosenthal has been focused on small and micro-cap equities especially in communications end-markets that is seeing increasing use of optics and photonics, OmniLit’s focus. Mr. Rosenthal earned his B.S. from Lehigh University and an MBA at Cornell University. We believe Mr. Rosenthal is qualified to serve on the New Syntec Optics’ Board based on his financial expertise and operational experience.

Classified Board of Directors

Upon the consummation of the Business Combination, the business and affairs of New Syntec will be managed by or under the direction of the New Syntec Optics Board. New Syntec Optics’ Proposed Articles of Incorporation provide for a staggered, or classified, Board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders, as follows:

●	Class I, which we anticipate will consist of Brent Rosenthal and TBD, whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

●	Class II, which we anticipate will consist of Wally Bishop and Albert A. Manzone, whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and

●	Class III, which we anticipate will consist of Al Kapoor, Robert O. Nelson II and Joseph Mohr, whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the New Syntec Optics Board may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the New Syntec Optics Board may have the effect of delaying or preventing changes in New Syntec Optics’ control or management. New Syntec Optics’ directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of New Syntec’s voting securities.

Board Leadership Structure

Al Kapoor will serve as the chairman of the New Syntec Optics board of directors and will preside over regularly scheduled meetings, will serve as liaison between the non-independent members of the board of directors and the independent directors, will approve meeting agendas and schedules for the board of directors and will perform such additional duties as the board of directors may determine and delegate. Wally Bishop will also serve as the independent Lead Director of New Syntec Optics. We believe that this structure provides an environment in which the independent directors are fully informed, have significant input into the content of board meetings, and are able to provide objective and thoughtful oversight of management.

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EXECUTIVE AND DIRECTOR COMPENSATION OF SYNTEC OPTICS

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Syntec and its subsidiaries prior to the consummation of the Business Combination, and to New Syntec and its subsidiaries after the Business Combination. This discussion may contain forward- looking statements that are based on New Syntec’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

This section describes the material components of the executive compensation program for certain of Syntec’s executive officers (the “Target NEOs”) and directors. This discussion may contain forward- looking statements that are based on Syntec’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Syntec adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Post-Combination Company Executive Compensation

In connection with the Business Combination, Syntec intends to develop a compensation program that is designed to align executives’ compensation with New Syntec’s business objectives and the creation of stockholder value, while helping Syntec to continue to attract, motivate and retain individuals who contribute to the long-term success of the company. Syntec anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus opportunity, and long-term equity-based incentive compensation. New Syntec expects to grant the long-term equity-based incentive compensation to its executive officers under the 2023 Plan if stockholders approve the plan as described above in “Proposal No. 4 — The Incentive Plan Proposal”.

Decisions on the design and implementation of the executive compensation program will be made by the compensation committee, as established at the closing of the Business Combination. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Syntec plans to retain an independent compensation consultant, to assist Syntec in evaluating the compensation programs for the executive officers following the closing of the Business Combination.

Summary Compensation Table — Fiscal Year 2022

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Joseph Mohr	2022	222,000						6,660	228,660
	2021	170,251							170,251
Chief Executive Officer
Jim Olson	2022	225,000							225,000
	2021	N/A							N/A
VP Advanced Optics Systems
Donna Berke	2022	105,000						3,150	108,150
	2021	91,700						2,646	94,346
Corporate Finance Manager

(1)	The amounts reported in this column represent discretionary bonuses awarded to each executive for performance during 2022.
(2)	The amounts reported in this column reflect the grant date fair value of stock option awards granted in 2022.
(3)	This amount reflects the Syntec Optics’ matching contribution to the executive’s account under the Syntec Optics’ 401(k) plan for 2022.

Outstanding Equity Awards as of December 31, 2022

There are no outstanding options to acquire Syntec Optics common stock held by each of the target NEOs as of December 31, 2022.

2022 Equity Grants

There are no outstanding Equity Grants to acquire Syntec Optics common stock as of December 31, 2022.

Description of Stock Incentive Plan

There is no Stock Incentive Plan to acquire Syntec Optics common stock as of December 31, 2022.

In connection with the Business Combination, stockholders will be asked to approve a new equity incentive plan, the 2023 Equity Incentive Plan with respect to future equity awards. For more information on the new plan, see “Proposal No. 3 — The Incentive Plan Proposal” above.

Executive Employment Agreements

The Company is party to no employment agreements.

Defined Contribution Plans

As part of its overall compensation program, Syntec Optics provides all full-time employees, including each of the target NEOs, with the opportunity to participate in a defined contribution 401(k) plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. Syntec’s current practice is to match 50% of an employee’s contributions to the plan up to 6% of the employee’s compensation.

Director Compensation Table — Fiscal Year 2022

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Al Kapoor	500,032						500,032
Chairman

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CERTAIN PROJECTED FINANCIAL INFORMATION OF SYNTEC OPTICS

Syntec Optics does not, as a matter of course, publicly disclose long-term forecasts or internal projections of its future performance, revenue, earnings, financial condition or other results. However, in connection with OmniLit’s due diligence and consideration of the potential Business Combination with Syntec Optics, in April 2023, Syntec Optics’ management provided OmniLit with internally prepared financial forecasts for fiscal years ending December 31, 2023 through 2024 (the “Original Projections”), and subsequently supplied the Updated Projections in August 2023 (together, the “Financial Projections”). The Financial Projections were provided to OmniLit only for use as a component in its overall evaluation of Syntec Optics and should not be viewed as public guidance. The summary information from the Financial Projections is included in the table below because such information was considered by OmniLit for purposes of evaluating the Business Combination. Furthermore, at the direction of the Special Committee, the Original Projections were used and relied upon by OmniLit’s financial advisor for purposes of its financial analyses and opinion to the Special Committee. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the proposals.

Syntec Optics’ management relied on numerous assumptions to derive the Financial Projections described below, including assumptions regarding key customer and supplier relationships, new product offerings, expansion into adjacent markets and/or the ability to implement planned automated manufacturing processes and expand production capacity, among others. The Financial Projections are subject to inherent uncertainty since they are based on assumptions about events that may occur in the future, many of which are beyond OmniLit’s and Syntec Optics’ control, instead of historical operating results. In addition, long-term financial projections are subject to increased uncertainty and risk that they will not be achieved. None of the Financial Projections should be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants or GAAP for the preparation and presentation of prospective financial information, but, in the view of Syntec Optics’ management, were prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. The Financial Projections do not take into account any circumstances or events occurring after the date it was prepared. New Syntec Optics will not refer back to this unaudited prospective financial information in future periodic reports filed under the Exchange Act.

There can be no assurance that the Financial Projections will be realized or that actual results will not be significantly higher or lower than projected. Since the Financial Projections cover multiple years, such information by its nature becomes less reliable with each successive year. These Financial Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Financial Projections and, accordingly, none of OmniLit, Marcum, LLP, OmniLit’s independent registered public accounting firm, and Freed Maxick, Syntec Optics’ independent registered public accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER SYNTEC OPTICS NOR OMNILIT INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE FINANCIAL PROJECTIONS. THE FINANCIAL PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED FINANCIAL PROJECTIONS SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF SYNTEC OPTICS, OMNILIT NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SYNTEC OPTICS STOCKHOLDER, OMNILIT STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FINANCIAL PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. OMNILIT DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Certain of the measures included in the projected financial information are non-GAAP financial measures, including EBITDA and Adjusted EBITDA. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Syntec Optics are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies. Adjusted EBITDA in the Financial Projections is defined as EBITDA adjusted for stock-based compensation, non-recurring debt transaction and business combination expenses.

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The prospective financial information provided to OmniLit management and reviewed by the Board comprised of the Original Projections in April 2023 and the Updated Projections in September 2023. The prospective financial information set forth below was prepared using a number of assumptions with respect to Syntec Optics’ future growth, including the following material estimates and key assumptions, which apply to both the Original Projections and Updated Projections.

A summary of the Original Projections regarding Syntec Optics anticipated future operations for fiscal years ending December 31, 2023 and 2024, together with corresponding historical information for the years ended December 31, 2021 and 2022, is set forth below.

	Year Ended December 31,
	2021	2022	2023 (Projected)	2024 (Projected)
	(in Millions)
Net Sales	26.6	27.8	45.2	91.6
Cost of Goods Sold	20.0	21.7	20.5	49.7
Gross Profit	6.6	6.1	24.7	41.9
General and Administrative Expenses	5.2	6.7	10.0	12.2
(Loss) Income from Operations	1.4	(0.5)	14.7	29.7
Net (Loss) Income	3.3	(0.4)	8.8	20.6
Adjusted EBITDA	5.3	4.6	14.6	29.7

A summary of the Updated Projections regarding Syntec Optics anticipated future operations for fiscal years ending December 31, 2023 and 2024, together with corresponding historical information for the years ended December 31, 2021 and 2022, is set forth below.

	Year Ended December 31,
	2021	2022	2023 (Projected)	2024 (Projected)
	(in Millions)
Net Sales	26.6	27.8	32.0	72.9
Cost of Goods Sold	20.0	21.7	21.6	39.3
Gross Profit	6.6	6.1	10.4	33.6
General and Administrative Expenses	5.2	6.7	6.1	8.4
(Loss) Income from Operations	1.4	(0.5)	4.3	25.2
Net (Loss) Income	3.3	(0.4)	3.8	22.2
Adjusted EBITDA	5.3	4.6	7.9	28.3

The Financial Projections included in this proxy statement/prospectus have been prepared by, and is the responsibility of, Syntec Optics’ management. The Financial Projections have not been audited. Neither the independent registered public accounting firms of OmniLit nor Syntec Optics has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither of them have expressed an opinion or any other form of assurance with respect thereto.

The Financial Projections are included in this proxy statement/prospectus solely to provide OmniLit stockholders access to information made available in connection with OmniLit’s evaluation of the proposed Business Combination. You are encouraged to review the financial statements of Syntec Optics included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Syntec Optics Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus, and to not rely on any single financial measure.

The Financial Projections were prepared in good faith by Syntec Optics’ management based on management’s reasonable best estimates and facts, circumstances and information available at the time. While presented with numerical specificity, the Financial Projections reflect numerous estimates and assumptions made by Syntec Optics’ management with respect to industry performance, competition, general business, economic, market and financial conditions and matters specific to Syntec Optics’ business, all of which are difficult to predict and many of which are beyond Syntec Optics’ control. Syntec Optics believes that its operating history provides a reasonable basis for the estimates and assumptions underlying the Financial Projections. Changes in these estimates or assumptions, including assumptions regarding key customer and supplier relationships, new product offerings, expansion into adjacent markets and/or the ability to implement planned automated manufacturing processes could materially affect the Financial Projections. Specifically, the material assumptions and estimates include but are not limited to:

●	Revenue growth:

●	Overall projected increase in revenue and unit sales in both fiscal 2023 and 2024 is based on projected organic defense, biomedical and consumer market sales increases (described below), which (i) are generally in line with Syntec Optics’ historical operating experience; (ii) incorporate relevant trends, such as the increasing momentum of optical and photonics enabled components and increased adoption of polymer-glass hybrid components by defense, biomedical and consumer markets for performance, safety, total cost of ownership benefits, and other reasons; and (iii) reflect related planned activities to drive Syntec Optics’ sales in existing and new markets (including through efforts described below);

●	Organic revenue based on the Original Projections was forecasted to grow to approximately $45 million in 2023 and $91 in 2024. Based on the Updated Projections organic revenue is forecasted to grow to approximately $32 million in 2023 and $72.9 million in 2024. The Financial Projections are primarily based on increasing sales to customers with whom Syntec Optics has existing relationships and some new customers that have existing backlogs reflecting (i) increased purchases in anticipation of increased end customer demand for polymer and polymer-glass optics for original equipment, as customers continue to increase components made of polymer relative to glass to lower weight; (ii) an increase in the number of mission critical components where the respective OEMs design in Syntec Optics’ optics and photonics components as a “modular” rather than “all custom” feature, an emerging trend within the defense, biomedical and consumer markets, and (iii) cross-selling other manufacturing capabilities and components in a system;

●	Defense revenue is forecasted to grow primarily based on (i) increased penetration within existing markets in line with historical performance and the trend of polymer and polymer-glass based optics increasingly replacing glass only optics; (ii) increased sales and marketing investments, targeting new adjacent mission critical application where optics and photonics enabled products remain the incumbent technology; and (iii) the introduction of new optics and photonics based component and sub-systems, such as new form factors, higher precision optics and other product features, to address both existing and new market opportunities; and

●	Biomedical revenue growth is projected to benefit from increased diagnostic and surgical tools sales as (i) Customers find ways to use optics to assist in patient care; (ii) Syntec Optics expands its product offerings to include more materials and vertical integration; (iii) customers upgrading with less expensive and more biocompatible components.

●	Consumer revenue is also projected to benefit from products that serve (i) low earth orbit satellites and communication systems and (ii) growth in precision motion systems using photonics (iii) adoption of extended reality.

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●	Adjusted Gross Margin: expected to remain relatively stable compared to historic periods at approximately 38 – 45% as fixed cost absorption increases with higher revenue, and manufacturing efficiencies (including additional automation and lean sigma efforts) help to lower overall production costs and achieve higher gross margin.

●	Adjusted Gross Profit: expected to increase in line with increased sales and benefits from manufacturing efficiencies and platform scale.

●	Adjusted EBITDA and Adjusted EBITDA Margin: each expected to increase in line with increased revenue and scale, somewhat offset by higher operating expenses across the major expense categories as Syntec Optics continues to expand its operations to support its revenue growth and as a public company.

●	Manufacturing efficiencies: to improve production efficiency, Syntec Optics intends to continue to introduce additional automation functions into its manufacturing and assembly processes.

●	Manufacturing facility: Syntec Optics’ nearly 90,000 square foot production facility (occupied since 2016) currently houses many advanced manufacturing capabilities and assembly lines with plans to introduce additional assembly lines over the next two to three years to meet expected increases in unit demand, with additional capacity available as needed.

●	Advanced manufacturing technology: over the last decade, Syntec Optics has made significant investments to develop its integrated optical and photonic advanced manufacturing technology and position the Company to manufacture highly technical optical and photonics enabled components for the defense, biomedical and consumer end markets. The Financial Projections reflect related investments intended to support (i) continued optimization of Syntec Optics’ proprietary advanced manufacturing techniques and (ii) built-out of its unifying platform for mission critical applications.

●	Consolidation opportunities: The Financial Projections do not include any contribution from industry consolidation opportunities from post-Closing acquisitions. At this time, it is impracticable to provide a meaningful estimate of potential inorganic sales. However, contingent and performance-based earnouts are outlined in “Proposal-1 The Business Combination Proposal” to incent sellers and management teams.

The assumptions and estimates underlying the Financial Projections are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus.

Neither OmniLit nor Syntec Optics generally publishes its business plans and strategies or makes external disclosures of its anticipated financial condition or results of operations. OmniLit and Syntec Optics have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation, including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither OmniLit, Syntec Optics nor any of their respective representatives or advisers makes any representation to any person with regard to the ultimate performance of OmniLit, Syntec Optics or New Syntec Optics.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

OmniLit is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of OmniLit and Syntec Optics adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33- 10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The historical financial information of OmniLit was derived from the unaudited financial statements of OmniLit as of June 30, 2023 and for the six months ended June 30, 2023 and the audited financial statements of OmniLit as of December 31, 2022, included elsewhere in this proxy statement/prospectus. The historical financial information of Syntec Optics was derived from the unaudited financial statements of Syntec Optics as of June 30, 2023 and for the six months ended June 30, 2023, and the audited financial statements of Syntec Optics as of December 31, 2022, included elsewhere in this proxy statement/prospectus. Such unaudited pro forma financial information has been prepared on a basis consistent with the audited financial statements of OmniLit and Syntec Optics, respectively, and should be read in conjunction with the audited historical financial statements and related notes, each of which is included elsewhere in this proxy statement/prospectus. This information should be read together with OmniLit’s and Syntec Optics’ financial statements and related notes, the sections titled “OmniLit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Syntec Optics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The Business Combination is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, OmniLit is treated as the “acquired” company for financial reporting purposes. Syntec Optics has been determined to be the accounting acquirer because Syntec Optics, as a group, will retain a majority of the outstanding shares of New Syntec Optics as of the closing of the Business Combination, they have nominated five of the seven members of the board of directors as of the closing of the Business Combination, Syntec Optics’ management will continue to manage New Syntec Optics and Syntec Optics’ business will comprise the ongoing operations of New Syntec Optics.

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The unaudited pro forma condensed combined balance sheet as of June 30, 2023, assumes that the Business Combination and related transactions occurred on January 1, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2023. OmniLit and Syntec Optics have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Business Combination

On March 25, 2023, OmniLit entered into an Agreement and Plan of Merger (the “Business Combination Agreement,” and together with the other agreements and transactions contemplated by the Business Combination Agreement, (the “Business Combination”), with Optics Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OmniLit (“Merger Sub”), and Syntec Optics, a Delaware corporation (“Syntec Optics”). Pursuant to the terms of the Business Combination Agreement, a business combination between OmniLit and Syntec Optics will be affected through the merger of Merger Sub with and into Syntec Optics, with Syntec Optics surviving the merger as a wholly owned subsidiary of OmniLit (the “Merger”).

At the closing of the Business Combination, the total consideration received by Syntec Optics Equity Holders (shares and options) from OmniLit will have an aggregate deemed value equal to $316,000,000, payable, in the case of Syntec Optics Equity Holders, solely in new shares of Common Stock. The new shares of Common Stock will be deliverable to Syntec Optics Equity Holders (including to holders of the Syntec Optics preferred shares to be converted to common shares) and will be allocated pro rata between the holders of Syntec Optics common stock to acquire New Syntec Optics common stock contingent upon, the Closing. Based on the number of shares of Syntec Optics common stock outstanding as of June 30, 2023, on a fully-diluted basis, taking into account the assumptions further described below, Syntec Optics Stockholders will receive an estimated 31,600,000 shares of Common Stock.

Following the closing of the Business Combination, former holders of shares of Syntec Optics common stock will be entitled to receive their pro rata share of up to 26,000,000 additional Contingent Earnout Shares will be issued, if at all, to the Syntec Optics stockholders. The Transaction will include an earnout of 26,000,000 shares (the “Contingent Earnout”), which would be payable to the Company’s existing stockholders. The earnout shares and Earnout RSUs would be received or vest based on achieving the following stock trading price thresholds following the Closing: one-third at $12.50 per share, one-third at $14.00 per share, and one-third at $15.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), in each case for any 20 trading days within any 30-trading day period. The earnout period will be five years from the Closing (the “Earnout Period”). The achievement of the price threshold will be based on (a) the closing price of the Company’s common stock equaling or exceeding the specified threshold, or (b) upon the consummation of a change of control transaction in which the per share price implied in such change of control transaction is greater than or equal to the applicable threshold.

Syntec Optics accounts for the Contingent Earnout Shares as either equity-classified or liability-classified instruments based on an assessment of the Earnout Shares specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, as defined below. Syntec Optics has determined that the Earnout Shares are indexed to New Syntec Optics’ stock and is therefore not precluded from equity classification. Such accounting determination will be assessed at each financial statement reporting date to determine whether equity classification remains appropriate. The pro forma value of the Earnout Consideration was estimated utilizing a Monte Carlo simulation model. The significant assumptions utilized in estimating the fair value of Earnout Consideration include the following: (1) our Common Stock price of $8.73-$15.76; (2) normal distribution; (3) values assessed after the Earnout Period of five (5) years and; (4) discount rates ranging from 15.5%-19.5%. Estimates are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time. The accounting treatment of the Contingent Earnout Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. The preliminary fair value of the Contingent Earnout Shares is $178.6 million.

The accounting treatment of the Contingent Earnout Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. The preliminary fair value of the Contingent Earnout Shares is $178.6 million. Because the Business Combination is accounted for as a reverse recapitalization, the issuance of the Contingent Earnout Shares will be treated as a deemed dividend and since New Syntec Optics will not have retained earnings on a pro forma basis, the issuance will be recorded within additional-paid-in-capital. The unaudited pro forma condensed combined financial information does not reflect pro forma adjustments related to the recognition of these shares because there is no net impact on additional paid-in capital on a pro forma combined basis.

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Charter Amendment

On December 31, 2022, in connection with the Charter Amendment, 13,026,951 shares of OmniLit common stock were redeemed, resulting in the distribution of approximately $133,917,056 from the Trust Account to the redeeming stockholders. Following such redemptions, approximately $14,011,070 remains in the Trust Account and 6,139,716 shares of Common Stock will remain issued and outstanding.

On December 21, 2022, OmniLit announced that it was extending the time available to the Company to consummate its initial business combination for an additional nine (9) months from February 12, 2023 to November 12, 2023. The extension provides the Company with additional time to complete its proposed business combination with Syntec Optics.

The pro forma adjustments giving effect to the Business Combination and related transactions are summarized below, and are discussed further in the footnotes to these unaudited pro forma condensed combined financial statements:

● the consummation of the Business Combination and reclassification of cash held in OmniLit’s Trust Account to cash and cash equivalents, net of redemptions (see below);

● the Charter Amendment; and

● the accounting for certain offering costs and transaction costs incurred by both OmniLit and Syntec Optics.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of OmniLit ordinary shares:

● Assuming Minimum Redemptions: This scenario assumes that no additional public stockholders of OmniLit exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

● Assuming Maximum Redemptions: This scenario assumes that 1,348,049 shares of OmniLit common stock subject to redemption are redeemed for an aggregate payment of approximately $14.1 million (based on an estimated per share redemption price of approximately $10.39 that was calculated using the $14.1 million of cash in the Trust Account divided by 1,348,049 OmniLit shares of Common Stock subject to redemption assuming the pro forma maximum redemption scenario pursuant to the Business Combination Agreement).

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2023

	OmniLit (Historical)	Syntec Optics (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)

ASSETS
Current assets:
Cash and cash equivalents	$467,760	$61,178	$14,268,619	A	$11,797,557	$(14,268,619)	G	$(2,471,062)
			(3,000,000)	B
Accounts receivable		7,055,260	—		7,055,260	—		7,055,260
Inventory		4,577,173	—		4,577,173	—		4,577,173
Prepaid expenses and other current assets	123,947	530,260	—		654,207	—		654,207
Income Tax Receivable			—		0			0
Prepaid inventory			—		0	—		—
Deferred issuance costs					0	—		—
Total current assets	591,707	12,223,871	11,268,619		24,084,197	(14,268,619)		9,815,578
Investments held in Trust Account	14,268,619		(14,268,619)	A	—	—		—

Property and equipment, net		11,070,931	—		11,070,931	—		11,070,931
Deferred tax asset			—			—		—
Operating lease right of use asset		56,631	—		56,631	—		56,631
Total assets	$14,860,326	$23,351,433	$(3,000,000)		$35,211,760	$(14,268,619)		$20,943,141
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$396,425	$1,181,835	$—		$1,578,260	$—		1,578,260
Accrued expenses		578,141	—		578,141	—		578,141
Franchise Tax Payable			—		0	—		0
Income tax payable	84,930	557,983	—		642,913	—		642,913
Deferred revenue		65,250			65,250	—		65,250
Line of credit		6,724,114			6,724,114			6,724,114
Current maturities of debt obligations	694,941	1,398,762	(694,941)	C	1,398,762	—		1,398,762
Current maturities of finance lease obligations		—			—			—
Current maturities of operating lease liabilities		16,944	—		16,944	—		16,944
Obligation to issue common stock					—	—		—
Total current liabilities	1,176,296	10,523,029	(694,941)		11,004,384	—		11,004,384
Long-Term liabilities:
Long-Term debt obligations		1,658,051			1,658,051			1,658,051
Long-Term Finance Lease Obligations					—			—
Long-Term Operating Lease Liabilities		39,688			39,688			39,688
Due to Related Parties		—			0			0
Deferred Grant Revenue		300,000			300,000			300,000
Deferred Income Taxes		812,590			812,590			812,590
Deferred Underwriters Fee	500,000		(500,000)	D				—
Total Long-Term Liabilities		2,810,329			2,810,329			2,810,329
Total liabilities	1,676,296	13,333,358	(500,000)		13,814,713	—		13,814,713
Common stock subject to possible redemption	14,169,629		(14,268,619)	E	—	—		—

Stockholders’ equity (deficit)
Common stock	479	4			483			483

Additional paid-in capital		240,848	(2,500,000)	F	12,009,467	(14,268,619)	G	(2,259,152)
			14,268,619	E

Accumulated (deficit) earnings	-986,078	9,777,223			8,791,145			8,791,145

Total stockholders’ equity (deficit)	-985,599	10,018,075	11,768,619		20,801,095	(14,268,619)		6,532,476
Total liabilities, temporary equity and stockholders’ equity (deficit)	$14,860,326	$23,351,433	$(3,000,000)		$35,211,759	$(14,268,619)		$20,943,140

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

Transaction Accounting Adjustments

A.	Reflects the reclassification of $14.3 million held in the Trust Account, inclusive of interest earned on the Trust Account, to cash and cash equivalents that becomes available at closing of the Business Combination, assuming minimum redemptions.
B.	Represents estimated transaction costs of $3.0 million in relation to the Business Combination (inclusive of the $500,000 deferred underwriters’ fee and inclusive of the $694,941 sponsor loan repayment). OmniLit and Syntec Optics continue to evaluate eligible costs that may need to be allocated to the respective instruments issued or assumed pursuant to the Business Combination.
C.	Represents the $694,941 Sponsor loan repayment
D.	Represents the $500,000 deferred underwriters’ fee
E.	Reflects the reclassification of approximately $14.3 million of Common Stock subject to possible redemption to permanent equity.
F.	Represents estimated transaction costs of $2.5 million in relation to the Business Combination (excluding the $500,000 deferred underwriters’ fee). OmniLit and Syntec Optics continue to evaluate eligible costs that may need to be allocated to the respective instruments issued or assumed pursuant to the Business Combination.
G.	Reflects a scenario in which 1,348,049 Public Shares are redeemed in connection with the Business Combination, for aggregate payments to redeeming Public Shareholders of $14.3 million (assuming a redemption price of $10.58 per share), allocated to Common Stock and additional paid-in capital using par value. $0.001 per share.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	OmniLit (Historical)		Syntec Optics (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemptions)			Pro Forma Combined (Assuming Minimum Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Net Sales	$		$14,576,732	$			$14,576,732	$			$14,576,732
Cost of goods sold			10,488,396				10,488,396				10,488,396
Operating expenses:
Formation and operating costs		688,031					688,031				688,031
General and administrative			3,127,232		3,000,000	BB	6,127,232		3,000,000	BB	6,127,232

(Loss) income from operations		(688,031)	961,104		(3,000,000)		(2,726,927)		(3,000,000)		(2,726,927)
Other income (expense):
Other income			49,807				49,807				49,807
Interest expense			(261,583)				(261,583)				(261,583)

Loss on extinguishment of indebtedness
Warrant issuance costs
Loss on sale of private warrants
Net gain on investments held in Trust Account		302,669			(302,669)	AA			(302,669)	AA
Change in fair value of warrant liability
Total other income (expense)		302,669	(211,776)		(302,669)		(514,445)		(136,030)		(514,445)
Income (loss) before income taxes		(385,362)	749,328		(3,302,669)		(2,938,703)		(3,136,030)		(2,938,703)
Income tax expense (benefit from)		85,303	128,541				213,844				213,844
Net income (loss)		$(470,665)	$620,787		$(3,302,669)		$(3,152,547)		$(3,136,030)		$(3,152,547)
Net income (loss) per share (Note 4):
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption		5,282,115	3,499
Basic and diluted net income (loss) per share, Class A common stock subject to possible redemption		$(0.08)	$177.42
Basic and diluted weighted average shares outstanding, Class B common stock		857,601
Basic and diluted net income (loss) per share, Class B common stock		$(0.08)	$

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 are as follows:

AA.	Reflects elimination of investment income on the Trust Account.
BB.	Reflects the estimated transaction costs of approximately $3.0 million as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

	OmniLit (Historical)		Syntec Optics (Historical)		Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Net Sales	$			$27,839,312	$—		$27,839,312	$—		$27,839,312
Cost of goods sold				21,713,220	—		21,713,220	—		21,713,220
Operating expenses:
Formation and operating costs		787,639			—		787,639	—		787,639
General and administrative				6,654,326	3,000,000	BB	9,654,326	3,000,000	BB	9,654,326

(Loss) income from operations		(787,639)		(528,234)	(3,000,000)		(4,315,873)	—		(4,315,873)
Other income (expense):
Other income				274,810	—		274,810	—		274,810
Interest expense				(335,974)			(335,974)	—		(335,974)
							—	—		—
Loss on extinguishment of indebtedness					—		—	—		—
Warrant issuance costs					—		—	—		—
Loss on sale of private warrants					—		—	—		—
Net gain on investments held in Trust Account		2,081,055			(2,081,055)	AA	—	(2,081,055)	AA	—
Change in fair value of warrant liability					—		—	—		—
Total other income (expense)		2,081,055		(61,164)	(2,081,055)		(2,142,219)	—		(2,142,219)
Income (loss) before income taxes		1,293,416		(589,398)	(5,081,055)		(4,377,037)	(2,081,055)		(4,377,037)
Income tax expense (benefit from)		445,793		(154,829)	—		290,964	—		290,964
Net income (loss)		$847,623		$(434,569)	$(5,081,055)		$(4,668,001)	$—		$(4,668,001)
Net income (loss) per share (Note 4):
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption		13,982,407		3,499
Basic and diluted net income (loss) per share, Class A common stock subject to possible redemption		$0.05		$(124.20)
Basic and diluted weighted average shares outstanding, Class B common stock		4,791,667
Basic and diluted net income (loss) per share, Class B common stock		$0.05	$

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 are as follows:

AA.	Reflects elimination of investment income on the Trust Account.
BB.	Reflects the estimated transaction costs of approximately $3.0 million as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, OmniLit will be treated as the “accounting acquiree” and Syntec Optics as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Syntec Optics issuing shares for the net assets of OmniLit, followed by a recapitalization. The net assets of Syntec Optics will be stated at historical cost. Operations prior to the Business Combination will be those of Syntec Optics.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022, gives effect to the Business Combination and related transactions as if they occurred on December 31, 2022. The unaudited pro forma condensed combined statements of operations for the three months ended December 31, 2022 and for the year ended December 31, 2021, give effect to the Business Combination and related transactions as if they occurred on December 31, 2022. These periods are presented on the basis that Syntec Optics is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on certain currently available information and certain assumptions and methodologies that OmniLit management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. OmniLit management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of OmniLit and Syntec Optics.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). OmniLit has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. OmniLit and Syntec Optics have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Syntec Optics’ ordinary shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2022.

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Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022, are as follows:

Transaction Accounting Adjustments

A.	Reflects the reclassification of $14 million held in the Trust Account, inclusive of interest earned on the Trust Account, to cash and cash equivalents that becomes available at closing of the Business Combination, assuming minimum redemptions.
B.	Represents estimated transaction costs of $3.0 million in relation to the Business Combination. OmniLit and Syntec Optics continue to evaluate eligible costs that may need to be allocated to the respective instruments issued or assumed pursuant to the Business Combination.
C.	Reflects the reclassification of approximately $13.9 million of Common Stock subject to possible redemption to permanent equity.
D.	Reflects a scenario in which 1,348,049 Public Shares are redeemed in connection with the Business Combination, for aggregate payments to redeeming Public Stockholders of $14 million (assuming a redemption price of $10.39 per share), allocated to Common Stock and additional paid-in capital using par value.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended December 31, 2022 and the year ended December 31, 2021, are as follows:

AA. Reflects elimination of investment income on the Trust Account.

BB. Reflects the estimated transaction costs of approximate $3 million as if incurred on January 1, 2023, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

Note 4. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of Common Stock by OmniLit Public Stockholders at the time of the Business Combination for the six months ended June 30, 2023 and year ended December 31, 2022:

	Six Months Ended June 30, 2023		Year Ended December 31, 2022
	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Pro forma net income	$(3,152,547)	$(3,152,547)	$(4,668,001)	$(4,668,001)
Weighted average shares outstanding - basic and diluted	37,739,716	37,739,716	37,739,716	36,391,667
Pro forma net income per share - basic and diluted	$(0.08)	$(0.08)	$(0.12)	$(0.13)
Excluded securities:
Earnout Shares	28,000,000	28,000,000	28,000,000	28,000,000
Public Warrants	7,187,500	7,187,500	7,187,500	7,187,500
Private Warrants	6,920,500	6,920,500	6,920,500	6,920,500

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SYNTEC OPTICS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Syntec Optics Holdings” Selected Historical Financial Information” section of this proxy statement/prospectus and our financial statements and related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Syntec Optics’ plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Syntec Optics prior to the Business Combination.

Overview

Syntec Optics was formed more than two decades ago from consolidation of three advanced manufacturing companies (Wordingham Machine Co., Inc., Rochester Tool and Mold, Inc., and Syntec Technologies, Inc.) that were started in the 1980s. Syntec Optics mission is to provide a U.S.-based unifying platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offers doctors technology tools for patient care, and gives consumer photonics enabled safety. Syntec Optics serves the end-markets of defense, biomedical, and consumer, and we believe these well-established markets together to be acyclical because Syntec Optics has had positive aggregate cash flow for the past decade in spite of economic downturns. We believe the consistency of revenues over the past decade of operations, independent of the trends of the general economy, and the mission-critical nature of our product offerings, are our bases that these markets are acyclical. Syntec Optics has created competitive advantage through manufacturing vertical integration, and it participates in mission critical applications that have long product cycles. Syntec Optics plans to enter new end-markets in effort to further consolidate the fragmented industry and add to its current U.S.-based ability of making thin-film coated glass, crystal, or polymer components with their housings, then assembled into small high performance hybrid electro-optics sub-systems. Syntec Optics’ low cost and low weight is important to head mounted equipment for US defense, its biocompatibility for biomedical applications, its precision for consumer safety.

Syntec Optics believes that photon enabled technologies are more than just a trend. Our goal is to deliver impactful solutions for optics and photonics enabled solutions globally. We believe that the innovative design of our optics and photonics enabling products is ideally suited for the demands of modern OEMs who rely on opto-electronics, light enabled devices, and intelligence that require high-precision and reliability. Ultimately, our vertically integrated advanced manufacturing platform offers our clients across several end markets competitively priced and disruptive light-enabled technologies and sub-systems that impacts roughly 11% of the global economy. This 11% figure is an estimate of our potential addressable market and not an estimate of our existing manufacturing platform.

Syntec was formed from the merger of three advanced manufacturing companies (Wordingham Machine Co., Inc., Rochester Tool and Mold, Inc., and Syntec Technologies, Inc.). Mr. Kapoor believed that the emerging field of optics and photonics could be revolutionized by the consolidation of Syntec Custom Injection Molders Inc., Wordingham Machine Co., and Rochester Tool and Mold, Inc, which could all quickly pivot to address the optical needs of customers in defense, consumer, and biomedical industries. Over the past 20 years, Syntec has been based in Rochester, New York, and steadily growing and developing our unifying platform. Our intellectual property is protected with a portfolio of over four issued and/or pending patents, with several proprietary trade secrets surrounding our advanced manufacturing techniques.

Syntec Optics is vertically integrated from design and component manufacturing for lens system assembly to imaging module integration for system solutions. Making our own tools, molding, and nanomachining allows close interaction and recut ability, enabling special techniques to hold centration tolerances to sub-micron level. Syntec has assembled a world class design team to augment its manufacturing team with deep expertise to fully leverage our vertical integration.

Syntec is a leader in the industry because of our focus on polymer-based optics. Polymer-based optics provide numerous advantages compared to incumbent glass-based optics. Polymer-based optics are smaller, lower weight, lower cost, and offer very high-performance optical solutions. For all these reasons, Syntec is able to deliver products to our clients that are lighter, smaller, and suitable for cutting edge technology products serving the silicon photonics industry.

Syntec designs and assembly processes are developed in-house in the United States. In 2014, we expanded our manufacturing facility to nearly 90,000 square-feet, allowing us to increase our production capacity and offer additional advanced manufacturing processes under one roof which provide us the ability to increase sales to existing customers and increase penetration of our end-markets. Our facility provides a streamlined, partially autonomous production process for our current customers, which comprises optical assembly, electro-optics assembly, polymer optics molding, glass optics molding, opto-mechanical assembly, nanomachining and thin films coating. Our facility also provides availability to expand the number of advanced manufacturing processes to handle increased volumes of existing and new customer orders.

Syntec is focused on three key end markets of defense, biomedical, and consumer all with several mission-critical applications with strong tailwinds. Our diversity across these various acyclical end-markets has resulted in the company having positive aggregate cash flow for the past decade in spite of economic downturns. We believe the consistency of revenues over the past decade of operations, independent of the trends of the general economy, and the mission-critical nature of our product offerings, are our bases that these markets are acyclical. We believe our platform is well positioned as the foundation for further organic and inorganic growth with quality earnings and high margin offerings.

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Optics is currently enabling 11% of the global economy, from smart phone cameras and extended reality devices to low orbit satellite telescopes to keeping our soldiers safe with night vision devices and patients healthy with intelligent light. This 11% figure represents the estimated value of the global optic and photonics products relative to annual global gross domestic product. As the world transitions to further adopt optically and photonically enabled products, we will continue our mission of developing innovative technology to serve these markets with affordable high-performance products globally. We will continue to focus on our core competencies of providing innovative technology, expanding our brand portfolio and providing affordable, sustainable and accessible optics and photonics enablers, all while being designed and manufactured in the United States.

The Business Combination

At Closing of the Business Combination, all (i) shares of Syntec Optics common stock (after giving effect to the conversion of Syntec Optics preferred stock into Syntec Optics common stock pursuant to Syntec Optics’ governing documents) and (ii) options to acquire shares of Syntec Optics common stock (as defined below and as described further in the immediately succeeding paragraph), in each case outstanding as of immediately prior to the Closing, will be cancelled in exchange for the right to receive shares of New Syntec Optics common stock or assumed and converted into options to acquire shares of New Syntec Optics common stock totaling 37,639,716 shares (at a deemed value of $10.00 per share).

Further, as a result of the Merger, existing holders of Syntec Optics capital stock will have the right to receive, up to an aggregate of 28,000,000 Earnout Shares in three tranches and payable based on the achievement of specified audited financial milestones in 2023 and 2024 and specified post-Closing volume-weighted average trading price thresholds for New Syntec Optics common stock.

Accounting Treatment for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles. Under this method of accounting, OmniLit is treated as the “acquired” company for financial reporting purposes. Syntec Optics has been determined to be the accounting acquirer because Syntec Optics, as a group, will retain a majority of the outstanding shares of New Syntec Optics as of the closing of the Business Combination, they have nominated four of the seven members of the board of directors as of the closing of the Business Combination, Syntec Optics’ management will continue to manage New Syntec Optics and Syntec Optics’ business will comprise the ongoing operations of New Syntec Optics.

Key Factors Affecting Syntec Optics’ Results of Operations

Our financial position and results of operations depend to a significant extent on the following factors:

End Market Consumers

The demand for our products ultimately depends on demand from customers in our current end markets. We generate sales through (1) Tier 1 suppliers and (2) through OEMs.

An increasing proportion of our sales has been and is expected to continue to be derived from sales to defense. biomedical and industrial/consumer OEMs, driven by continued efforts to develop and expand sales to OEMs with whom we have longstanding relationships. Future OEM sales will be subject to risks and uncertainties, including the number of defense, biomedical and industrial/consumer products these OEMs manufacture and sell, which in turn may be driven by the expectations these OEMs have around end market demand.

Demand from end markets is impacted by a number of factors, including travel restrictions (as a result of COVID-19 or otherwise), fuel costs and energy demands (including an increasing trend towards the use of green energy), as well as overall macro-economic conditions. Sales of our optics and photonics enabled components and sub-components have also benefited from the increased global conflict, the United States dynamic relationships with other world powers that may have a conflicting view with western-style democracy, the movement towards reshoring of advanced manufacturing, biomedical components and sub-components needed to support physicians in their battle against the COVID-19 pandemic, and the increased global demand for high-fidelity data communications on all corners of the globe. However, we also experienced delays and disruptions in our supply chain, as well as labor shortages and shutdowns, which disrupted the production of our optic and photonics enables components and sub-components and impacted our ability to keep up with customer demand.

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Syntec Optics plans to further consolidate the fragmented photonics industry by expanding our portfolio of our existing, U.S.-based, advanced manufacturing processes of making thin-film coated glass, crystal, or polymer components and their housings, which are ultimately assembled into high performance hybrid electro-optics sub-systems. By doing so, Syntec Optics plans to grow to the new end markets of communications and sensing. The anticipated timeline of entering the communications end market is 2023, as Syntec Optics has been prototyping products during Q1 and Q2 and anticipates entering the production phase by the latter half of the year. Syntec Optics is currently engaged as a supplier for a U.S. Department of Commerce’s National Institute of Standards and Technology (NIST) funded research and development project for the sensing end market. The communication end market is characterized by the use of optics and photonics for data transmittal and reception of information, including, for example, satellite communications and other associated applications. The sensing end-market is characterized by the use of optics and photonics to detect scattered light or light with an altered refractive index due to the presence of a medium within a wide range of potential applications, including, for example, disease detection and other associated applications.

Supply

We currently rely on strategically selected electronics, highly engineered polymers and aluminum manufacturers located in the United States to manufacture our highly specialized optic and photonics enabled components and sub-components, and we intend to continue to rely on these suppliers going forward. Our close working relationships with our Unites States based suppliers, reflected in our ability to (x) increase our purchase order volumes (qualifying us for related volume-based discounts) and (y) order and receive delivery of raw materials in anticipation of required demand, has helped us moderate increased supply-related costs associated with inflation and to avoid potential shipment delays. To mitigate against potential adverse production events, we opted to build our inventory of key raw materials. In connection with these stockpiling activities, we experienced an increase in prepaid inventory compared to prior periods as suppliers required upfront deposits in response to supply chain disruptions.

As a result of the active steps we have taken to manage our inventory levels, we have not been subject to the shortages or price impacts that have been present for manufacturers of optic and photonic enabled components or sub-components.

Product and Customer Mix

Our sales consist of sales of highly specialized optic and photonic enabled components and sub-components. These products are sold to different customer types (e.g., OEMs and Tier 1 manufacturers) and at different prices and involve varying levels of costs. In any particular period, changes in the mix and volume of particular products sold and the prices of those products relative to other products will impact our average selling price and our cost of goods sold. The price of our products may also increase as a result of increases in the cost of components due to inflation, labor and raw materials. The Company generated 50% of revenues for the year ended December 31, 2022 from three customers and 54% of revenues for the year ended December 31, 2021 from three customers. In addition, revenues from these larger customers may fluctuate from time to time based on these customers’ business needs and customer experience, the timing of which may be affected by market conditions or other factors outside of our control. These customers have a broad product purchase mix across various departments of Syntec Optics. Syntec Optics supplies several mission critical components and sub-components to these customers that are not tied to a single application, customer initiative, or purchase order. We expect sales to increase as we further advance our full-system design expertise and product offerings and customers increasingly demand more sophisticated systems, rather than drop-in replacements. In addition to the impacts attributable to the general sales mix across our products, our results of operations are impacted by the relative margins of products sold. As we continue to introduce new products at varying price points, our overall gross margin may vary from period to period as a result of changes in product and customer mix.

Production Capacity

All of our design, advanced manufacturing and assembly currently takes place at our nearly 90,000 square foot headquarters and manufacturing facility located in Rochester, New York. We currently operate optical, opto-mechanical and electro-optical assembly lines in addition to molding, nanomachining, testing and thin-film production lines. Consistent with our operating history, we plan to continue to automate additional aspects of our advanced manufacturing operations. Our existing facility has the capacity to add additional production lines and construct and operate pilot production lines for new components and sub-components, all designed to maximize the capacity of our manufacturing facility. Although our automation efforts are expected to reduce our costs of goods, we may not fully recognize the anticipated savings when planned and could experience additional costs or disruptions to our production activities. In Q3 2022, Syntec Optics experienced a one-time business interruption event where a power company was excavating and accidentally cut an underground power line that supplied electricity to Syntec Optics and the local community. After repairs were made to Syntec Optics manufacturing equipment, Syntec Optics regained its full manufacturing capacity.

Competition

We compete with traditional glass optic manufacturers and electro-optic manufacturers, who primarily either import their products or components or manufacture products under a private label. As we continue to expand into new markets, develop new products and move towards production of our polymer based and glass-polymer based optic hybrids and photonics enabled components and sub-components, we will experience competition with a wider range of companies. These competitors may have greater resources than we do and may be able to devote greater resources to the development of their current and future technologies. Our competitors may be able to source materials and components at lower costs, which may require us to evaluate measures to reduce our own costs, lower the price of our products or increase sales volumes in order to maintain our expected levels of profitability.

Research and Development

Our research and development are primarily focused on the advanced manufacturing of polymer and glass-polymer based optic and photonics enabled components and sub-components. The next stage in our technical development is to construct our products to optimize performance, lower weight and increase longevity to meet and exceed industry standards for our target end markets. Ongoing testing and optimizing of more complicated systems and sub-systems for our existing end markets will assist us in increasing penetration in our current end markets and expanding into targeted end markets. This is expected to require additional expense, and we may use the funds available to us following Closing to continue these research and development efforts.

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Components of Results of Operations

Net Sales

Net sales are primarily generated from the sale of our optics and photonics enabled components and sub-components to OEMs.

Cost of Goods Sold

Cost of goods sold includes the cost of raw materials and other components of our optic and photonic enabled components and sub-components, labor, overhead, utilities, and depreciation and amortization.

Gross Profit

Gross profit, calculated as net sales less cost of goods sold, may vary between periods and is primarily affected by various factors including average selling prices, product costs, product mix, customer mix and production volumes.

Operating Expenses

General and Administrative

General and administrative costs include personnel-related expenses attributable to our executive, finance, human resources, and information technology organizations, certain facility costs, and fees for professional services.

Total Other Income (Expense)

Other income (expense) consists primarily of interest expense and debt issuance costs.

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Results of Operations for the Six Months Ended June 30, 2023 and 2022

	Six Months ended June 30,
	2023	% Net Sales	2022	% Net Sales
	(in thousands)
Net Sales	$14,576,732	100%	$13,864,227	100%
Cost of Goods Sold	10,488,396	72%	11,094,977	80%
Gross profit	4,088,336	28%	2,769,250	20%
Operating expenses
General and administrative	3,127,232	21%	2,836,860	20%
Income (Loss) From Operations	961,104	7%	(67,610)	0%
Other Income (Expense)
Paycheck PPL Forgiveness
Other Income	49,807	0%	468	0%
Interest Income (Expense)	(261,583)	-2%	(116,233)	-1%
Gain on disposition of assets	-		-
Total Other Income (Expense)	(211,776)	-1%	(115,765)	-1%
Income (Loss) Before Taxes	749,328	5%	(183,375)	-1%
Income Tax Expense (Benefit from)	128,541	1%	(49,691)	0%
Net Income (Loss)	$620,787	4%	$(133,684)	-1%

Net Sales

Net sales increased by $0.7 million, or 5%, to $14.6 million for the six months ended June 30, 2023, as compared to $13.9 million for the six months ended June 30, 2022. This increase was primarily due to a temporary increase in sales in the tooling and non-recurring engineering categories offset by a temporary decrease in sales of the product category.

Cost of Goods Sold

Cost of goods sold decreased by $0.6 million, or 5%, to $10.5 million for the six months ended June 30, 2023, as compared to $11.1 million for the six months ended June 30, 2022. This decrease was primarily due to temporary capitalizing more costs in inventory with similar production levels in anticipation of an increase in production.

Gross Profit

Gross profit increased by $1.3 million, or 48%, to $4.1 million for the six months ended June 30, 2023, as compared to $2.8 million for the six months ended June 30, 2022. This increase was primarily due to the decrease in cost of goods sold and an increase in higher-margin nonrecurring engineering revenues.

General and Administrative Expenses

General and administrative expenses increased by $0.3 million, or 10%, to $3.1 million for the six months ended June 30, 2023, as compared to $2.8 million for the six months ended June 30, 2022. This increase was primarily due to a temporary increase in labor costs.

Total Other Income (Expense)

Other income (expense) decreased by $0.1 million, or 83%, to ($0.2) million for the six months ended June 30, 2023, as compared to other income of ($0.1) million for the six months ended June 30, 2022. This decrease was primarily due to a temporary increase in interest expenses driven from higher interest rates.

Income Tax Expense (Benefit from)

Income tax expense increased by $0.2 million, or 380%, to $0.1 million for the six months ended June 30, 2023, as compared to ($0.05) million for the six months ended June 30, 2022. This increase was primarily due to higher income for the period.

Net Income (Loss)

Net income increased by $0.8 million, or 564%, to $0.62 million for the six months ended June 30, 2023, as compared to ($0.13) million for the six months ended June 30, 2022. This increase was primarily driven by the increase of $0.7 million in revenue a reduction in cost of goods sold of $0.6 million for the period.

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Results of Operations for the Years Ended December 31, 2022 and 2021

The following table sets forth our results of operations for the years ended December 31, 2022 and 2021. This data should be read together with our financial statements and related notes included elsewhere in this proxy statement/prospectus and is qualified in its entirety by reference to such financial statements and related notes.

	Years ended December 31,
	2022	% Net Sales	2021	% Net Sales
	(in thousands)
Net Sales	$27,839,312	100.00%	$26,616,326	100.00%
Cost of Goods Sold	21,713,220	77.99%	20,025,607	75.24%
Gross profit	6,126,092	22.01%	6,590,719	24.76%
Operating expenses
General and administrative	6,654,326	23.90%	5,163,119	19.40%
Income (Loss) From Operations	(528,234)	-1.90%	1,427,600	5.36%
Other Income (Expense)
Paycheck PPL Forgiveness			2,050,100	7.70%
Other Income	274,810	0.99%	94,279	0.35%
Interest Income (Expense)	(335,974)	-1.21%	(194,828)	0.73%
Gain on disposition of assets	-	-	-	-
Total Other Income (Expense)	(61,164)	-0.22%	1,949,551	7.32%
Income (Loss) Before Taxes	(589,398)	-2.12%	3,377,151	12.69%
Income Tax Expense (Benefit from)	(154,829)	-0.56%	124,996	0.47%
Net Income (Loss)	$(434,569)	-1.56%	$3,252,155	12.22%

Net Sales

Net sales increased by $1.2 million, or 4.6%, to $27.8 million for the years ended December 31, 2022, as compared to $26.6 million for the year ended December 31, 2021. This increase was primarily due to increased demand for defense equipment and the increased demand in biomedical devices needed to perform medical procedures. Approximately $0.6 million in revenue was a trending increase from defense equipment products and approximately $0.6 million was from a trending increase in custom tooling in biomedical end markets.

Cost of Goods Sold

Cost of revenue increased by $1.7 million, or 8.4%, to $21.7 million for the year ended December 31, 2022, as compared to $20.0 million for the year ended December 31, 2021. This increase was primarily due to increases in $0.6 million of production costs, $0.9 million labor costs, and $0.2 million overhead.

Gross Profit

Gross profit decreased by $0.5 million, or 7.0%, to $6.1 million for the year ended December 31, 2022, as compared to $6.6 million for the year ended December 31, 2021. This increase was primarily due to the increase in cost of goods sold, partially offset by the increase in revenue.

General and Administrative Expenses

General and administrative expenses increased by $1.5 million, or 28.9%, to $6.7 million for the year ended December 31, 2022, as compared to $5.2 million for the year ended December 31, 2021. This increase was primarily due to approximately $1.1 million increase in labor expense, approximately $0.25 million in advertising and travel expenses and approximately $0.15 million in insurance expense as we continued to expand our finance, legal and support teams, and higher professional services fees arising from the Company’s business combination efforts.

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Total Other Income (Loss)

Other income (expense) decreased to other income/(loss) of $0.1 million for the year ended December 31, 2022, as compared to other income of $1.9 million for the year ended December 31, 2021. This decrease was primarily due to interest expense related and increased rates for the debt facilities and a non-continuation of the one-time benefit of approximately $2 million from the COVID-19 Paycheck PPP Forgiveness program.

Income Tax Expense (Benefit from)

Income tax expense decreased by $0.3 million, or 300.0%, to $0.2 million for the year ended December 31, 2022, as compared to $0.1 million for the year ended December 31, 2021. This decrease was primarily due to lower income for the period.

Net Income (Loss)

Net income decreased by $3.7 million, or 112.1%, to $(0.4) million for the year ended December 31, 2022, as compared to $3.3 million for the year ended December 31, 2021. This decrease was primarily due to a temporary increase in income in 2021 from Paycheck Protection Program loan forgiveness of approximately $2 million dollars. Additionally, there were higher costs in 2022 primarily driven by a temporary increase of labor as a percent of revenue and temporary increase in utility rates, which more than offset the increase in revenue for the period.

Non-GAAP Financial Measures

This proxy statement/prospectus includes a non-GAAP measure that we use to supplement our results presented in accordance with U.S. GAAP. EBITDA is defined as earnings before interest and other income, tax and depreciation and amortization. Adjusted EBITDA is calculated as EBITDA adjusted for non-recurring items, and business combination expenses. Adjusted EBITDA is a performance measure that we believe is useful to investors and analysts because it illustrates the underlying financial and business trends relating to our core, recurring results of operations and enhances comparability between periods.

Adjusted EBITDA is not a recognized measure under U.S. GAAP and is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Investors should exercise caution in comparing our non-GAAP measure to any similarly titled measure used by other companies. This non-GAAP measure excludes certain items required by U.S. GAAP and should not be considered as an alternative to information reported in accordance with U.S. GAAP.

Adjusted EBITDA

We define adjusted EBITDA, a non-GAAP financial measure, as net earnings (loss) before interest and other expenses, net, income tax expense, depreciation and amortization, as adjusted to exclude non-recurring items such as management fees, contributions, expenses, business interruption adjustment and transaction expenses. The non-recurring costs included as Contributions, Management Fees, & Expenses include special donations, owner-related management fees, private-company insurances, and employee policy related expenses, all of which will not be incurred after the Closing and therefore are non-recurring in nature. Likewise, the transaction costs are non-recurring as they include legal and accounting fees in connection with the Business Combination which will not be incurred after the Closing. The business interruption adjustment was related to a one-time event where a power company was excavating and accidentally cut an underground power line that supplied electricity to Syntec Optics and the local community. After repairs were made to Syntec Optics manufacturing equipment, Syntec Optics regained its full manufacturing capacity. The business interruption reimbursement represents the reimbursement with Syntec Optics’ insurer for lost revenue and damages as a result of the power outage suffered on August 9, 2022 and is not net of any insurance reimbursements. Transaction costs represent professional service fees associated with the proposed business combination and will not occur after the Business Combination. We utilize adjusted EBITDA as an internal performance measure in the management of our operations because we believe the exclusion of these non-cash and non-recurring charges allow for a more relevant comparison of our results of operations to other companies in our industry and is in accordance with the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (Reference Question 102.03).

The table below presents our adjusted EBITDA, reconciled to net income for the periods indicated.

NON-GAAP RECONCILICATION OF EBITDA

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	2023	2022
Net (Loss) Income	$620,787	$(133,684)
Depreciation & Amortization	1,409,377	1,475,198
Interest Expenses	$256,757	$110,811
Taxes	128,541	(49,691)
Non-Recurring Items
Other Income- Sale of Equipment & Accessories	(10,068)	-
Discount Income	192	-
Transaction Filing Fees	158,056	-
Management Fees	212,516	162,035
Adjusted EBITDA	$2,776,158	$1,564,669

NON-GAAP RECONCILICATION OF EBITDA

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Net (Loss) Income	$(434,569)	$3,252,155
Depreciation & Amortization	3,151,448	3,219,575
Interest Expenses	$335,974	$194,828
Taxes	(39,249)	124,996
Non-Recurring Items
Paycheck Protection Program Loan Forgiveness Income	-	(2,050,100)
Non-Recurring Contributions, Management Fees & Expenses	910,088	510,141
Business Interruption Adjustment	$600,292	$-
Transaction Cost	$102,732	$-
Adjusted EBITDA	$4,626,716	$5,251,595

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. As of June 30, 2023, our principal source of liquidity was cash totaling $0.06 million.

We believe that our cash on hand following the Closing will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus and longer term. We may, however, need additional cash if there are material changes to our business conditions or other developments, including unanticipated delays in production, supply chain challenges, disruptions due to the COVID-19 pandemic, competitive pressures and regulatory developments. To the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to take actions to reduce our capital or operating expenditures, including by not seeking potential acquisition opportunities, or eliminating redundancies, which may adversely affect our business, operating results, financial condition and prospects. For more information about risks related to our business, please see the sections entitled “Risk Factors — Risks Related to Syntec Optics’ Existing Operations”.

In addition to the foregoing, based on our current assessment, we do not expect any material adverse effect on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic to our operations. The pandemic has in recent periods moderated in the United States following the availability of vaccines (although vaccination rates often vary by geography, age and other factors) and increased immunity (including natural immunity from infection). However, the extent to which the COVID-19 pandemic will affect our business and operations will depend on future developments that are highly uncertain and cannot be predicted with confidence. These uncertainties include the ultimate geographic spread of the disease (including emergence of new variants against which existing vaccinations or treatments may be ineffective), the duration of the pandemic and the perceived effectiveness of actions taken in the United States and other countries to contain and treat the disease. While the potential economic impact of COVID-19 may be difficult to assess or predict, a widespread pandemic alone or in combination with other events, such as the Russia/Ukraine conflict, could result in significant disruption of global financial markets and supply chains, reducing our ability to access capital in the future or access required raw materials and components, which could result in price increases. In addition, a recession or long-term market correction resulting from the spread of COVID-19 or other events could materially affect our business and the value of our common stock.

Financing Obligations and Requirements

As of June 30, 2023, we had cash totaling $0.06 million. As part of the Business Combination, we intend to enter into a series of transactions that is expected to provide us additional cash to fund our capital and liquidity requirements in the short and long-term.

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Cash Flow — Six months ended June 30, 2023 and 2022

	Six months ended
	June 30,
	2023	2022
Net cash provided by/(used in) operating activities	$587,648	$1,654,669
Net cash provided by/(used in) investing activities	$(828,299)	$(956,018)
Net cash provided by/(used in) financing activities	$(224,353)	$(1,585,399)

Operating Activities

Net cash provided by operating activities was $0.6 million for the six months ended June 30, 2023, as compared to net cash provided by operating activities of $1.7 million for the six months ended June 30, 2022. The primary drivers for the year over year change include changes to earnings from loss of $0.13 million, decreases in accounts payable and accrued expenses of $0.8 million, increases in accounts receivable of $1.2 million, and increases of inventory of $0.9 million.

Investing Activities

Net cash used in investing activities was $0.83 million for the six months ended June 30, 2023, as compared to $0.96 million for the six months ended June 30, 2022. The decrease in net cash used in investing activities was primarily due to a decrease in capital expenditures of $0.13 million.

Financing Activities

Net cash used in financing activities was $0.2 million for the six months ended June 30, 2023, and was primarily due to payment of line-of-credit. Net cash used by financing activities was $1.6 million for the six months ended June 30, 2022, and was primarily due to payment of line-of-credit and term loans.

Contractual Obligations

Our estimated future obligations consist of short-term and long-term operating lease liabilities. As of June 30, 2023, we had $0.01 million in short-term operating lease liabilities and $0.05 million in long-term operating lease liabilities.

Cash Flow — Year ended December 31, 2022 and 2021

	Year ended
	December 31,
	2022	2021
Net cash provided by/(used in) operating activities	$1,928,715	$4,104,634
Net cash provided by/(used in) investing activities	$(685,428)	$(4,045,204)
Net cash provided by/(used in) financing activities	$(3,020,546)	$(463,319)

Operating Activities

Net cash provided by operating activities was $1.9 million for the year ended December 31, 2022, as compared to net cash provided by operating activities of $4.1 million for the year ended December 31, 2021. The largest driver year over year was earnings to loss.

Investing Activities

Net cash used in investing activities was $0.7 million for the year ended December 31, 2022, as compared to $4.0 million for the year ended December 31, 2021. The decrease in net cash used in investing activities was primarily due to a decrease in capital expenditures.

Financing Activities

Net cash used in financing activities was $3.0 million for the year ended December 31, 2022, and was primarily due to payment of line-of-credit and term loans. Net cash provided by financing activities was $0.5 million for the year ended December 31, 2021, and was primarily due to cash utilized from the Company’s PPP Loan and the loan to shareholder.

Contractual Obligations

Our estimated future obligations consist of short-term and long-term operating lease liabilities. As of December 31, 2022, we had $0.01 million in short-term operating lease liabilities and $0.05 million in long-term operating lease liabilities.

Quantitative and Qualitative Disclosures about Market Risk

We have not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. We use an assumed dividend yield of zero as we have never paid dividends and have no current plans to pay any dividends on our common stock. We account for forfeitures as they occur.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. We exclude from the transaction price all taxes that are assessed by a governmental authority and imposed on and concurrent with our revenue transactions, and therefore present these taxes (such as sales tax) on a net basis in operating revenues on the Statement of Income.

Revenue is recognized when control of the promised goods is transferred to the customer or distributor, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods and services. Revenue associated with products holding rights of return are recognized when we conclude there is no risk of significant revenue reversal in the future periods for the expected consideration in the transaction. There are no material instances including discounts and refunds where variable consideration is constrained and not recorded at the initial time of sale. Generally, our revenue is recognized at a point in time for standard promised goods at the time of shipment when title and risk of loss pass to the customer.

We may receive payments at the onset of the contract and before delivery of goods for tooling. In such instances, we record a customer deposit liability. Payment terms for customers are typically 50% up front and 50% on delivery of first article. We recognize these contract liabilities as sales after the revenue criteria are met.

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Inventory

Inventories, which consist of raw materials, work in process and finished goods, are stated at the lower of cost (weighted average) or net realizable value, net of reserves for obsolete inventory. We continually analyze our slow moving and excess inventories. Based on historical and projected sales volumes and anticipated selling prices, we established reserves. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates its estimate of future demand. Products that are determined to be obsolete are written down to net realizable value. As of June 30, 2023, our reserve was approximately $0.2 million compared to $0.2 million as of December 31, 2022.

Property and Equipment

Property and equipment are stated at cost and is depreciated over the estimated useful lives of the respective assets. The cost of normal maintenance and repairs is charged to expense as incurred, whereas expenditures, which materially extend useful lives, are capitalized. When depreciable property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income. Depreciation expense for the six months ended June 30, 2023 and 2022 was $1.4 million and $1.5 million, respectively. The various classes of property and equipment and estimated useful lives are as follows:

Office furniture and equipment	3 to 7 years
Tooling	3 to 10 years
Vehicles	5 years
Machinery and equipment	3 to 10 years
Building and Leasehold improvements	14-15 and/or lesser of remaining Term of Lease

Recent Accounting Pronouncements

For information regarding recently issued accounting pronouncements and recently adopted accounting pronouncements, please see Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

JOBS Act Accounting Election

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, New Syntec Optics can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New Syntec Optics has elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. New Syntec Optics intends to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. As a result, New Syntec Optics’ financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

New Syntec Optics will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of OmniLit’s initial public offering, (ii) the last day of the fiscal year in which New Syntec Optics has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which New Syntec Optics is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of New Syntec Optics’ common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which New Syntec Optics has issued more than $1.0 billion in non- convertible debt securities during the prior three-year period.

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COMPARISON OF STOCKHOLDERS’ RIGHTS

General

OmniLit is incorporated under the laws of the State of Delaware and currently governed by the laws of the State of Delaware, and following the Merger, the rights of OmniLit Acquisition Corp. stockholders will be governed by the laws of the State of Delaware. After the Business Combination, OmniLit Acquisition Corp. stockholders will become New Syntec Optics stockholders.

If the Merger is completed, OmniLit Acquisition Corp. intends to change its name to Syntec Optics Holdings, Inc. and will adopt the second amended and restated certificate of incorporation and amended and restated bylaws in connection with the consummation of the Merger. The rights of New Syntec Optics stockholders will be governed by the laws of the State of Delaware, the Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of New Syntec Optics.

Comparison of Stockholders’ Rights

The table below summarizes the material differences between the current rights of OmniLit stockholders under its existing charter and bylaws and the rights of New Syntec Optics stockholders, post-Closing, under the Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of New Syntec Optics.

The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the company’s governing documents or applicable law. This summary is qualified in its entirety by reference to the full text of OmniLit’s charter and bylaws and forms of the Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of New Syntec Optics, which are attached to this proxy statement/prospectus, as well as the relevant provisions of the DGCL.

OmniLit	New Syntec Optics
Authorized Capital Stock

OmniLit is currently authorized to issue 121,000,000 shares, consisting of: (a) 100,000,000 shares of Class A Common Stock; and (b) 20,000,000 shares of Class B Common Stock; and (c) 1,000,000 shares of preferred stock. As of April 5, 2023, there were 5,348,049 shares of Class A Common Stock and 791,667 shares of Class B Common Stock.

The total number of shares of capital stock that New Syntec Optics is authorized to issue is 121,000,000 shares, consisting of 121,000,000 shares of Class A Common Stock

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Rights of Preferred Stock
The Board is expressly granted authority to issue shares of preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional and other special rights, if any, of such series, and any qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the board providing for the issue of such series and as may be permitted by the General Corporation Law of the State of Delaware.	The New Syntec Optics second amended and restated certificate of incorporation does not contemplate preferred shares.

Number and Qualification of Directors
The number of directors of OmniLit, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the Board.

The Board shall consist of one or more members, the exact number of which shall be fixed from time to time by resolution adopted by a majority of the Board.

The directors of New Syntec Optics shall be and are divided into three (3) classes, designated as Class I, Class II and Class III.

Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board. The board may assign members of the board already in office upon the effectiveness of the filing of the certificate with the Secretary of State of the State of Delaware (the “Effective Time”) to such classes. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at New Syntec Optics’ first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class II shall serve for a term expiring at New Syntec Optics’ second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class III shall serve for a term expiring at New Syntec Optics’ third annual meeting of stockholders held after the Effective Time.

Election of Directors

The election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Directors shall be elected at the annual meeting of stockholders during the year in which their terms expire. The Board is divided into two classes, Class I and Class II, and each of class of directors is elected for a two-year term.

Newly created directorships resulting from any increase in the number of directors and any vacancies on the board will be filled solely by the affirmative vote of a majority of the remaining directors then in office.

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Removal of Directors
Subject to certain qualifications, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of OmniLit entitled to vote generally in the election of directors, voting together as a single class.	Any director may be removed from office with cause at any time, by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all then outstanding shares of capital stock of New Syntec Optics entitled to vote generally in the election of directors, voting together as a single class.

Voting
Holders of the common stock shall exclusively possess all voting power and each share of common stock shall have one vote.	Except as otherwise required by law, holders of common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are generally entitled to vote.

Vacancies on the Board of Directors
Any vacancies occurring in the Board may be filled by the affirmative votes of a majority of the remaining members of the Board, even if less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office for the remainder of the term in which the vacancy occurred and until his or her successor has been duly elected and qualified, subject to such director’s death, resignation or removal.	Any newly created directorship on the Board that results from an increase in the number of directors and any vacancies on the Board are filled exclusively pursuant to a resolution adopted by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director.

Annual Meeting of the Board of Directors
Annual meetings of stockholders shall be held at such place, time and date as shall be determined by the Board and stated in the notice of the meeting. The Board also may in its sole discretion determine that the meeting shall be held solely by means of remote communication. Aside from the election of directors, no other business may be transacted at an annual meeting of stockholders other than business that is (i) specified in the notice of such meeting given by or at the direction of the Board, (ii) otherwise properly brought before the annual by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any OmniLit stockholder who is a stockholder of record entitled to vote at such annual meeting and who complies with the notice procedure set out in OmniLit’s bylaws.	Annual meetings of the New Syntec Optics Board may be called by the Board of Directors of OmniLit Acquisition Corp. Any proper business may be transacted at the annual meeting.

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Stockholder Action by Written Consent

Except as may be otherwise provided for or fixed relating to the rights of the holders of any outstanding series of preferred stock, any action required or permitted to be taken by the stockholders of OmniLit must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Class B Common Stock with respect to which action may be taken by written consent.

No action shall be taken by the stockholders of New Syntec Optics except at a duly called annual or special meeting of stockholders and no action shall be taken by the stockholders of New Syntec Optics by written consent in lieu of a meeting.

Amendment to Charter
The holder of more than fifty percent (50%) of the issued and outstanding stock is authorized to make, repeal, alter, amend, restate and/or rescind any or all of the articles.

The affirmative vote of the holders of at least sixty-six and two-third percent (66 2/3%) of the voting power of New Syntec Optics’ outstanding shares of capital stock shall be required to amend any provision inconsistent with Section 1 of Article XI, Sections 1.2 and 2 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X or Article XII of the Second Amended and Restated Certificate of Incorporation ; provided, further, that, if two-thirds (2/3) of the whole Board has approved such amendment, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of New Syntec Optics entitled to vote, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with the aforementioned sections.

Amendment of Bylaws

The Board is expressly authorized to adopt, amend, alter or repeal any or all of OmniLit’s bylaws by the affirmative vote of a majority of the board of directors. The bylaws also may be adopted, amended, altered or repealed by the stockholders, based on the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of OmniLit entitled to vote generally in the election of directors, voting together as a single class.

The Board will be expressly authorized to adopt, amend or repeal any or all of the bylaws of New Syntec Optics by an affirmative vote of the majority of the entire Board. The bylaws may also be adopted, amended or repealed by the New Syntec Optics stockholders representing at least sixty-six and two- thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of New Syntec Optics entitled to vote generally in the election of directors, voting together as a single class.

Quorum

Board of Directors. A majority of the board of directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meetings of the board.

Stockholders. A majority in voting power of the shares of OmniLit entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Board of Directors. At all meetings of the Board, a majority of the directors then in office will constitute a quorum for the transaction of business.

Stockholders. The holders of a majority of the shares of New Syntec Optics common stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitute a quorum at all meetings of New Syntec Optics stockholders for the transaction of business.

Special Stockholder Meetings
Special meetings of stockholders of OmniLit may be called only by the Chairman of the Board, the Chief Executive Officer of OmniLit, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of OmniLit to call a special meeting is specifically denied. The only business which may be conducted at an annual meeting shall be the matter or matters set forth in the notice of such meeting.	(a) Any action required or permitted to be taken by the New Syntec Optics stockholders may be taken only at a duly called special or annual meeting of New Syntec Optics stockholders and may not be taken without a meeting by means of any consent in writing of such stockholders and (b) special meetings of New Syntec Optics stockholders may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by the stockholders or any other person or persons At any special meeting or annual meeting of New Syntec Optics stockholders, only such business will be conducted or considered has been stated in the notice of the meeting.

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Notice of Stockholder Meetings
Notice of any meeting of stockholders will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Notice of any meeting of stockholders will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Board’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any OmniLit stockholder who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws.	No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in New Syntec Optics’ notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice who complies with the notice and other procedures set out in the bylaws.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Board may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors.

For a nomination to be made by a stockholder, such stockholder must be entitled to vote at the meeting and have given timely notice of the nomination in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be delivered to the Secretary at the principal executive offices of OmniLit not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one-hundred-twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting of stockholders.

Nominations of persons for election to the New Syntec Optics board may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be delivered to the Secretary at the principal executive offices of New Syntec Optics not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one-hundred-twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting of stockholders.

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Limitation of Liability of Directors and Officers
To the full extent permitted under Delaware law, a director of OmniLit will not be personally liable to OmniLit or its stockholders for monetary damages for any breach of fiduciary duty.	To the fullest extent permitted by law, no director of New Syntec Optics shall be personally liable to New Syntec Optics or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors, Officers, Employees and Agents
To the fullest extent permitted by law, OmniLit is authorized to indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by OmniLit in advance of the final disposition of such action, suit or preceding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by OmniLit as authorized hereby.	The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation.

Dividends, Distributions and Stock Repurchases
Dividends upon the shares of capital stock of OmniLit may be declared by the Board from time to time. Dividends may be paid in cash, in property or in shares of OmniLit’s capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

Holders of shares of New Syntec Optics common stock will be entitled to receive such dividends and distributions and other distributions in cash, stock or property of New Syntec Optics when, as and if declared thereon by the New Syntec Optics board from time to time out of assets or funds of New Syntec Optics legally available therefor.

Liquidation
In the event that OmniLit does not consummate a Business Combination by 24 months from the initial public offering, 100% of the shares sold pursuant to the initial public offering will be redeemed for a redemption price per the articles of incorporation.	Shares of New Syntec Optics common stock will be entitled to receive the assets and funds of New Syntec Optics available for distribution in the event of any liquidation, dissolution or winding up of the affairs of New Syntec Optics, whether voluntary or involuntary.

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Inspection of Books and Records; Stockholder Lists
Inspection. OmniLit’s books and records may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board. Stockholders have the right to inspect OmniLit’s books and records, including the stock ledger.

Stockholder List. Stockholder list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. New Syntec Optics shall at its principal executive office or other place designated by the board of directors, keep a record of its stockholders, the number and class of shares held, a copy of the bylaws as amended to date, accounting books and other records

Choice of Forum

To the fullest extent permitted by law, unless OmniLit consents in writing to the selection for an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (a) any derivative action or proceeding, (b) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, or other employee, agent or stockholder of OmniLit to OmniLit or its stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the certificate of incorporation, or the bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, the forum shall be Court of Chancery of the State of Delaware (subject to certain exceptions).

The above provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Additionally, unless OmniLit consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

The second amended and restated certificate of incorporation generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of New Syntec Optics,

(ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of New Syntec Optics to New Syntec Optics or its stockholders any director, officer, or other employee of New Syntec Optics or New Syntec Optics’ stockholders, (iii) any action asserting a claim against New Syntec Optics, or any current or former director, officer, stockholder, employee or agent of New Syntec Optics, its directors, officers, or employees arising pursuant to any provision of the DGCL or the second amended and restated certificate of incorporation or the bylaws , (iv) any action to interpret, apply, enforce or determine the validity of the second amended and restated certificate of incorporation or the bylaws; (v) any action asserting a claim against New Syntec Optics governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL (iv) any action asserting a claim against New Syntec Optics, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions.

If the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware will be the forum. The exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

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DESCRIPTION OF SECURITIES

The following summary of the material terms of New Syntec Optics’ securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the second amended and restated certificate of incorporation referenced herein is attached as Annex B to this proxy statement. We urge you to read such documents in their entirety for a complete description of the rights and preferences of New Syntec Optics’ securities following the Business Combination.

General

The second amended and restated certificate of incorporation authorizes 121,000,000 shares of common stock, par value $0.0001 per share.

Common Stock

The second amended and restated certificate of incorporation authorizes a total of 121,000,000 shares of New Syntec Optics common stock, par value $0.0001 per share.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of New Syntec Optics common stock are entitled to receive proportionately any dividends as may be declared by the New Syntec Optics Board.

In the event of our liquidation or dissolution, the holders of New Syntec Optics common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities.

Holders of New Syntec Optics common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of New Syntec Optics common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Redeemable Warrants

Public Warrants

Each whole redeemable warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our initial business combination. Pursuant to the amended and restated warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the offer and sale of the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

Under the terms of the amended and restated warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the offer and sale of the shares of common stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the amended and restated warrant agreement. If we do not maintain in effect a registration statement covering the offer and sale of the issuance of shares of common stock upon exercise of the warrants, we will be required to permit registered holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to registered holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising registered holder, or an exemption from registration or qualification is available. Notwithstanding the above, if our common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require registered holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

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Once the warrants become exercisable, we may call the warrants for redemption (except as described herein with respect to the private placement warrants):

● in whole and not in part;

● at a price of $0.01 per warrant;

● upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

● if, and only if, the last sales price of our common stock equals or exceeds $18.00 per share for any 10 trading days within a 30-trading day period ending three business days before we send the notice of redemption; and

● if, and only if, there is a current registration statement in effect with respect to the offer and sale of the shares of common stock underlying such warrants at the time of redemption and for the entire 30- day trading period referred to above and continuing each day thereafter until the date of redemption.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue-sky laws of the state of residence in those states in which the warrants were offered by us in the OmniLit IPO. However, there may be instances in which registered holders of our public warrants may be unable to exercise such public warrants, but registered holders of our private warrants may be able to exercise such private warrants.

In the event that we elect to redeem all of the public warrants, we will fix a date for the redemption, and a notice of redemption will then be mailed by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the foregoing manner will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Additionally, while we are required to provide such notice of redemption, we are not separately required to, and do not currently intend to, notify any holders of when the warrants become eligible for redemption.

If we call the public warrants for redemption, our management will have the option to require all holders that wish to exercise warrants to do so on a cashless basis. In the event of an exercise on a cashless basis, a holder would pay the warrant exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” is the volume weighted average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

The warrants have certain anti-dilution and adjustment rights upon certain events.

The warrants are issued in registered form under the amended and restated warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The amended and restated warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then issued and outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per share of common stock (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any founder shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and the volume weighted average trading price of our shares during the 10 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the exercise price of each warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $16.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 160% of the higher of the Market Value and the Newly Issued Price. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

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Private Warrants

The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our sponsor) and they will not be redeemable by us so long as they are held by our sponsor or its permitted transferees. Our sponsor, or its permitted transferees, have the option to exercise the private warrants on a cashless basis. Except as described below, the private warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. If the private warrants are held by holders other than our sponsor or its permitted transferees, the private warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our sponsor, or its permitted transferees is because at the time of the sale it was not known whether they would be affiliated with us following an initial business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In addition, holders of our private warrants are entitled to certain registration rights and any private warrants purchased by either Imperial Capital or iBankers. Either Imperial Capital or iBankers will not be exercisable more than five years from August 10, 2021, the effective date of the registration statement, in accordance with FINRA Rule 5110(g), as long as OmniLit or any of its related persons beneficially own these private warrants.

Pursuant to letter agreements that we have entered into with our sponsor, officers and directors, the private warrants (including the common stock issuable upon exercise of any of the private warrants) are not transferable or salable until 30 days after the completion of our initial business combination, except (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of either Imperial Capital or iBankers, our sponsor, or any of their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of an initial business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of our liquidation prior to the completion of our initial business combination; or (g) by virtue of the laws of Delaware or the applicable limited liability company agreement upon dissolution of OmniLit, either Imperial Capital or iBankers of clauses (a) through (e) or (g), these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements and by the same agreements entered into by OmniLit, our sponsor, officers, and directors either Imperial Capital or iBankers with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described in the prospectus relating to the OmniLit IPO).

Dividends

We have not paid any cash dividends on our shares of common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for our shares of common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company.

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Choice of Forum Provisions

The second amended and restated certificate of incorporation and the amended and restated bylaws provide that, unless New Syntec Optics consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of New Syntec Optics, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of New Syntec Optics to New Syntec Optics or New Syntec Optics’ stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the second amended and restated certificate of incorporation or the amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, these provisions may have the effect of discouraging lawsuits against our directors and officers.

Anti-Takeover Effects of the Second Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws and Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

● a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

● an affiliate of an interested stockholder; or

● an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or a sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

● our board of directors approves either the business combination or transaction that made the stockholder an “interested stockholder,” prior to the date of such business combination;

● upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

● at or subsequent to the date of such business combination, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or annual meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the second amended and restated certificate of incorporation provides otherwise. The second amended and restated certificate of incorporation precludes stockholder action by written consent.

Approval for Amendment of Certificate of Incorporation and Bylaws

The second amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, annual meetings and actions by written consent. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to adopt, amend, alter or repeal our proposed bylaws, although our proposed bylaws may be amended by a majority vote of the board of directors.

Stock Exchange

The OmniLit units, OmniLit common stock and public warrants are currently listed on the Nasdaq under the symbols “OLITU,” “OLIT” and “OLITW,” respectively. As a result, our publicly traded units will separate into component securities upon consummation of the Business Combination and will no longer trade as a separate entity. We intend to apply to list the New Syntec Optics common stock and warrants on the Nasdaq after the Business Combination under the symbols “OPTX” and “OPTXW”.

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PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of OmniLit’s Securities

OmniLit’s units, each of which consists of one share of OmniLit common stock, par value $0.0001 per share, and one-half of one public warrant, each whole warrant entitling the holder thereof to purchase one share of OmniLit common stock, began trading on the Nasdaq under the symbol “OLITU” on November 12, 2021. On January 24, 2022, the OmniLit common stock and public warrants began trading on the Nasdaq under the symbols “OLIT” and “OLITW,” respectively. Each warrant entitles the holder to purchase one share of OmniLit common stock at a price of $11.50 per share, subject to adjustments as described in the prospectus for the OmniLit IPO dated November 08, 2021, which was filed with the SEC. Warrants may only be exercised for a whole number of shares of OmniLit common stock and will become exercisable 30 days after the completion of the Business Combination. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation as described in the prospectus for the OmniLit IPO.

The following table sets forth, for the calendar quarter indicated, the high and low intra-day sales prices per unit, OmniLit common stock and warrants as reported on the Nasdaq for the periods presented.

	Common Stock(2)				Warrants(2)				Units(1)
Period	High		Low		High		Low		High	Low
2023
Second Quarter		10.35		10.19		0.11		0.05	10.43	10.02
First Quarter		10.25		9.98		0.10		0.03	10.58	9.74
2022
Fourth Quarter		$10.61		$9.87		$0.08		$0.01	$10.21	$10.02
Third Quarter		$10.07		$9.98		$0.18		$0.04	$10.10	$10.03
Second Quarter		10.01		9.95		0.25		0.12	10.20	9.9
First Quarter		9.98		9.84		0.26		0.23	10.20	9.99
2021
Fourth Quarter	$	n/a	$	n/a	$	n/a	$	n/a	$10.09	$9.96

(1)	OmniLit’s units began trading on the Nasdaq on November 12, 2021.
(2)	OmniLit common stock and warrants began trading separately on the Nasdaq on January 24, 2022.

On May 9, 2023, the last Trading Day before the public announcement of the Business Combination, OmniLit’s units, OmniLit common stock and public warrants closed at $10.20, $10.24 and $0.049, respectively.

Holders

As of the date of this proxy statement/prospectus there was one holder of record of OmniLit common stock, one holder of record of OmniLit units and four holders of record of OmniLit warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose unites, public shares and public warrants are held of record by banks, brokers and other financial institutions. See “Beneficial Ownership of Securities.”

Dividend Policy

OmniLit has not paid any cash dividends on OmniLit common stock to date and New Syntec Optics does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future is dependent upon New Syntec Optics’ revenues and earnings, if any, capital requirements, the terms of any indebtedness or preferred securities and general financial condition subsequent to the Closing. The payment of any cash dividends subsequent to the Closing will be within the discretion of New Syntec Optics’ board of directors at such time. In addition, OmniLit’s board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of OmniLit common stock as of December 31, 2022 (pre-Business Combination) and (ii) the expected beneficial ownership of New Syntec Optics common stock immediately following the consummation of the Business Combination, assuming that no public shares are redeemed, and alternatively that all public shares are redeemed, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of outstanding shares of OmniLit common stock or of New Syntec Optics common stock;
●	each of our current executive officers and directors;
●	each person who will become an executive officer or director of New Syntec Optics following the consummation of the Business Combination; and
●	all executive officers and directors of OmniLit as a group pre-Business Combination and all executive officers and directors of New Syntec Optics as a group following the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to the shares of OmniLit common stock owned by such stockholders.

The following table does not reflect record of beneficial ownership of any shares of New Syntec Optics common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of December 31, 2022.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned OmniLit common stock and other equity securities.

The beneficial ownership of shares of OmniLit common stock pre-Business Combination is based on 1,348,049 shares of OmniLit common stock outstanding as of December 31, 2022.

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The expected beneficial ownership of shares of New Syntec Optics common stock immediately following the consummation of the Business Combination, assuming none of the Public Shares is redeemed, is based on an aggregate of 37,739,716 shares of New Syntec Optics common stock to be issued and outstanding immediately following the consummation of the Business Combination, which assumes the following: (A) none of the investors set forth in the table below has purchased or purchases shares of OmniLit common stock (pre-Business Combination) or New Syntec Optics common stock (post-Business Combination), (B) 31,600,000 shares of New Syntec Optics common stock are issued to the holders of Syntec Optics securityholders but none of the 28,000,000 Earnout Shares have been issued as the earnout contingencies have not been met, and (C) there are no future exercises of the OmniLit Warrants.

The expected beneficial ownership of shares of New Syntec Optics common stock immediately following the consummation of the Business Combination, assuming the maximum of the Public Shares are redeemed, is based on an aggregate of 36,391,667 shares of New Syntec Optics common stock to be issued and outstanding immediately following the consummation of the Business Combination, which assumes the following: (A) none of the investors set forth in the table below has purchased or purchases shares of OmniLit common stock (pre-Business Combination) or New Syntec Optics common stock (post-Business Combination), (B) 31,600,000 shares of New Syntec Optics common stock are issued to the holders of Syntec Optics securityholders, but none of the 28,000,000 Earnout Shares have been issued as the earnout contingencies have not been met, (C) there are no future exercises of the OmniLit Warrants.

Immediately following the consummation of the Business Combination, assuming no OmniLit public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in OmniLit’s trust account, and assuming exercise and conversion of all securities including the earnout, the OmniLit public warrants and the private warrants, the Sponsor and its affiliates will own 4,791,667 shares of OmniLit common stock, which equates to 12% of New Syntec Optics.

The following table sets forth information regarding (i) the actual beneficial ownership of OmniLit common stock as of June 30, 2023 (pre-Business Combination) and (ii) the expected beneficial ownership of New Syntec Optics common stock immediately following the consummation of the Business Combination, assuming that no public shares are redeemed, and alternatively that all public shares are redeemed, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of outstanding shares of OmniLit common stock or of New Syntec Optics common stock;
●	each of our current executive officers and directors;
●	each person who will become an executive officer or director of New Syntec Optics following the consummation of the Business Combination; and
●	all executive officers and directors of OmniLit as a group pre-Business Combination and all executive officers and directors of New Syntec Optics as a group following the consummation of the Business Combination.

191

			After the Business Combination
	Before the Business Combination		Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of shares of OmniLit common stock	%	Number of shares of New Syntec Optics Common Stock	%	Number of shares of New Syntec Optics Common Stock	%
All Directors and Executive Officers of OmniLit as a Group (Six Individuals)(1)	4,791,667	78.04%	31,124,156	82.47%	31,124,156	85.53%
Al Kapoor(2)	4,791,667	78.04%	30,754,156	81.49%	30,754,156	84.51%
Wally Bishop	-	-	55,000	0.15%	55,000	0.15%
Brent Rosenthal	-	-	55,000	0.15%	55,000	0.15%
Albert A. Manzone	-	-	55,000	0.15%	55,000	0.15%
Robert O. Nelson II	-	-	130,000	0.34%	130,000	0.36%
Skylar M. Jacobs	-	-	75,000	0.20%	75,000	0.20%
Five Percent Holders of OmniLit:
OmniLit Sponsor, LLC(2)	4,791,667	78.04%	-	-	-	-
Directors and Executive Officers of New Syntec Optics After Consummation of the Business Combination:
Al Kapoor			30,754,156	81.49%	30,754,156	84.51%
Joe Mohr	-	-	30,000	0.08%	30,000	0.08%
TBD	-	-	30,000	0.08%	30,000	0.08%
Wally Bishop	-	-	55,000	0.15%	55,000	0.15%
Brent Rosenthal	-	-	55,000	0.15%	55,000	0.15%
Albert A. Manzone	-	-	55,000	0.15%	55,000	0.15%
Robert O. Nelson II	-	-	130,000	0.34%	130,000	0.36%
All Directors and Executive Officers of New Syntec Optics as a Group(3)			31,109,156	82.43%	31,109,156	85.48%
Total	6,139,716		37,739,716		36,391,667

1	Interests shown consist solely of founder shares, which were shares of Class B common stock. 3,000,000 such shares were voluntarily convertible into shares of Class A common stock on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in our prospectus filed with the SEC pursuant to Rule 424(b)(4) (File No. 333-260090).

2	OmniLit Sponsor LLC, our sponsor, is the record holder of the shares reported herein. Al Kapoor, our Chief Executive Officer and Chairman, is the Chief Executive Officer of OmniLit Sponsor LLC. Accordingly, Al Kapoor has voting and investment discretion with respect to the shares held by OmniLit Sponsor LLC, and as such, he may be deemed to have beneficial ownership of the Class B common stock held directly by OmniLit Sponsor LLC. Al Kapoor disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

3	Allocation of shares to New Syntec Optics Board will come from the 2023 Equity Incentive Plan.

192

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

OmniLit Related Party Transactions

On May 20, 2021, the Company issued an aggregate of 4,312,500 founder shares to our sponsor. On September 27, 2021, our sponsor forfeited 718,750 founder shares for no consideration. On November 1, 2021, the Company effected a 1 1/3 for 1 forward stock split on our founder shares and as a result holds 4,791,667 founder shares for an aggregate purchase price of $25,000 in cash, or approximately $0.005 per share, in connection with formation. The Sponsor has agreed not to transfer, assign or sell its founder shares until the earlier of: (i) one year after the date of the consummation of the Business Combination; or (ii) the date on which the Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of its stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after the Business Combination, the founder shares will no longer be subject to such transfer restrictions.

Since our inception our Sponsor has advanced an aggregate of $363,995 on our behalf to cover certain expenses (the “Advances”). The Advances were repaid upon the consummation of the Initial Public Offering from funds not held in the trust account.

On June 10, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the Initial Public Offering. In July 2021, $300,000 was advanced to the Company in accordance with the terms of the agreement. This loan is non-interest bearing, unsecured and due at the earlier of December 31, 2021, or the closing of the Initial Public Offering. The loan was repaid upon the closing of the Initial Public Offering out of the offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions).

On November 12, 2021, simultaneously with the consummation of our IPO, we sold to our sponsor, Imperial Capital, LLC, and I-Bankers Securities in a private placement an aggregate of 6,920,500 private warrants at a price of $1.00 per warrant, generating total proceeds of $6,920,500. The private warrants are identical to the public warrants, except that they: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination; and (ii) will be entitled to registration rights.

As of December 31, 2022, the Company had cash on hand of $117,506 held outside of the Trust Account and available for working capital purposes. The Sponsor has provided a Commitment Letter to the Company to provide access to $100,000 of additional working capital, if needed, for operations prior to a Business Combination.

193

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be convertible into private placement-equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021 and 2022, no Working Capital Loans have been made to the Company.

The Company will have until 24 months from the closing of the Initial Public Offering to consummate a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination within 24 months, the Company can, by resolution of the Company’s board of directors, can liquidate. Pursuant to the terms of the Company’s certificate of incorporation and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company on the date of the Initial Public Offering, the Company had until 15 months from the Initial Public Offering, however, the annual meeting of Stockholders held on December 21, 2022, the Company passed the extension vote to have until November 12, 2023, to consummate a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the trust account in order to extend the time for the Company to complete a Business Combination.

OmniLit is not prohibited from pursuing an initial business combination with a business that is affiliated with the Sponsor or officer, or Director. In accordance with the OmniLit IPO prospectus, to complete the initial business combination with a business that is affiliated with the Sponsor, its affiliates or our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions that our initial business combination is fair to our stockholders from a financial point of view. Syntec Optics is an affiliate of the Sponsor and committee of independent directors obtained an opinion from an independent investment banking firm that our initial business combination is fair to our stockholders from a financial point of view. In addition, notwithstanding if shares of common stock held by the Sponsor will be sufficient to satisfy the quorum requirement for the Meeting, and assuming only the minimum number of shares of common stock to constitute a quorum is present, shares of OmniLit common stock held by the majority of public stockholders must vote in favor of the Business Combination Proposal for it to be approved.

Related Party Financing

Syntec Optics Related Party Transactions

Syntec Optics (the “Company”) paid a management fee to the majority stockholder for services provided to the Company. For the years ended December 31, 2022 and 2021, the management fee expense was $500,032 and $510,141, respectively. As of December 31, 2022 and 2021, unpaid management fees to the majority stockholder amounted to $25,000 and $175,000, respectively. The management fee will not be paid to the majority stockholder after the Business Combination.

SWI DISC, Inc. (the DISC) is owned by the majority stockholder of the Company. During 2014 the Company entered into a commission agreement with the DISC related to the Company’s foreign sales. Total commissions under the terms of this agreement amounted to $-0- for the years ended December 31, 2022 and 2021.

As of December 31, 2021, the Company had an outstanding loan to stockholder that totaled $5,463,299. The loan bears interest at 2.00%. As of December 31, 2021, unpaid accrued interest amounted to $42,658 and is included in loan to stockholder in the accompanying Consolidated Balance Sheet. During 2022, the outstanding loan balance and accrued interest was settled via a non-cash distribution to the stockholder. The loan receivable is to the sole stockholder, it has been classified as a reduction to equity at December 31, 2021. Based on the fact that the loan was made to the sole shareholder with no fixed repayment terms, these financial statements present the loan as a reduction to stockholder’s equity.

194

SECURITIES ACT RESTRICTIONS ON RESALE OF OMNILIT’s SECURITIES

In general, Rule 144 of the Securities Act (“Rule 144”) permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of common stock or warrants for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to be one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are deemed to be our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of common stock or warrants, as applicable, then outstanding; or

●	the average weekly reported trading volume of the common stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also be limited by manner of sale provisions and notice requirements.

As of the date of this proxy statement, OmniLit had 6,139,716 shares of common stock outstanding. Of these shares, 1,348,049 shares sold in the OmniLit IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the shares of OmniLit common stock owned by the Sponsor are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement, there are 14,108,000 warrants of OmniLit outstanding, consisting of 7,187,500 public warrants originally sold as part of the units issued in the OmniLit IPO, 6,920,500 private warrants that were sold by OmniLit, consisting of 6,201,750 to the Sponsor, 575,000 to Imperial Capital, LLC, and 143,750 warrants to I-Bankers Securities, Inc in a private sale prior to the OmniLit IPO. Each warrant is exercisable for one share of OmniLit common stock, in accordance with the terms of the Warrant Agreement governing the warrants. The public warrants are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to file no later than 60 days after the Closing a registration statement under the Securities Act covering the 14,108,000 shares of OmniLit common stock that may be issued upon the exercise of the public warrants and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

195

APPRAISAL RIGHTS

OmniLit

Neither OmniLit stockholders nor OmniLit unit or warrant holders have appraisal rights under the DGCL in connection with the Business Combination.

LEGAL MATTERS

The legality of the securities offered by this proxy statement/prospectus will be passed upon for OmniLit by Ropes & Gray LLP, New York, New York. Certain legal matters will be passed upon for Syntec Optics by Woods Oviatt.

EXPERTS

The financial statements of Syntec Optics and its subsidiaries as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and 2021, appearing in this proxy statement/prospectus, have been so included in reliance on the reports of Freed Maxick CPAs, P.C., an independent registered public accounting firm, given on the authority of said firms as experts in auditing and accounting.

The financial statements of OmniLit as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from May 20, 2021 (inception) through December 31, 2021 included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, (which contains an explanatory paragraph relating to substantial doubt about the ability of OmniLit to continue as a going concern as described in Note 1 of the financial statements) appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

SUBMISSION OF STOCKHOLDER PROPOSALS

The OmniLit Board is aware of no other matter that may be brought before the annual meeting. Under Delaware law, only business that is specified in the notice of annual meeting to stockholders may be transacted at the annual meeting.

FUTURE STOCKHOLDER PROPOSALS

If the Business Combination is completed, you will be entitled to attend and participate in New Syntec Optics’ annual meetings of stockholders. For any proposal to be considered for inclusion in New Syntec Optics’ proxy statement and form of proxy for submission to the stockholders at its 2024 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the amended and restated bylaws. Such proposals must be received by New Syntec Optics at its executive offices a reasonable time before New Syntec Optics begins to print and mail its 2024 annual meeting proxy materials in order to be considered for inclusion in New Syntec Optics’ proxy materials for the 2024 annual meeting.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the OmniLit Board, any committee chairperson or the non-management directors as a group by writing to the OmniLit Board or committee chairperson in care of OmniLit, 1111 Lincoln Road, Suite 500, Miami Beach, FL 33139.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, OmniLit and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of OmniLit’s annual report to stockholders and OmniLit’s proxy statement. Upon written or oral request, OmniLit will deliver a separate copy of the annual report and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that OmniLit deliver single copies of such documents in the future. Stockholders may notify OmniLit of their requests by calling or writing OmniLit at its principal executive offices at 1111 Lincoln Road, Suite 500, Miami Beach, FL 33139.

196

WHERE YOU CAN FIND MORE INFORMATION

OmniLit files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on OmniLit at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement or any annex to this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement.

All information contained in this document relating to OmniLit has been supplied by OmniLit, and all such information relating to Syntec Optics has been supplied by Syntec Optics. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

OmniLit Acquisition Corp.

1111 Lincoln Road, Suite 500,

Miami Beach, FL 33139

Tel.: (646) 465-9001

or

Colonial Stock Transfer Co, Inc.

7840 S 700 E

Sandy, UT 84070

Tel.: (801) 355-5740

If you are a stockholder of OmniLit and would like to request documents, please do so by October 21, 2023, in order to receive them before the annual meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

This document is a proxy statement of OmniLit for the annual meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, Syntec Optics or OmniLit that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement speaks only as of the date of this proxy statement, unless the information specifically indicates that another date applies. by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to file no later than 60 days after the Closing a registration statement under the Securities Act covering the 14,108,000 shares of OmniLit common stock that may be issued upon the exercise of the public warrants and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

197

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

OmniLit Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of OmniLit Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from May 20, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from May 20, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

West Palm Beach, FL

January 30, 2023

F-2

OmniLit Acquisition Corp.

Balance Sheets

	December 31, 2022	December 31, 2021

Assets
Current assets:
Cash on hand	$117,506	$494,599
Prepaid expenses	134,425	171,908
Income Tax Receivable	8,765	-
Total current assets	260,696	666,507

Long-term prepaid expenses	-	135,036
Marketable securities and cash held in Trust Account	14,011,070	146,626,679
Total assets	$14,271,766	$147,428,222

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued offering cost	$117,070	$204,095
Income tax liability	$-	$-
Total current liabilities	$117,070	204,095

Deferred underwriters’ discount	500,000	5,031,250
Total liabilities	617,070	5,235,345

Commitments and contingencies (Note 6)

Common stock subject to possible redemption, 1,348,049 shares at $10.20 (1)	13,919,834	146,625,000

Stockholders’ deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; none issued and outstanding, excluding 1,348,049 shares subject to possible redemption	-	-
Class B Common stock, $0.0001 par value; 20,000,000 shares authorized; 4,791,667 shares issued and outstanding	479	479
Additional paid-in capital	-	-
Accumulated deficit	(265,618)	(4,432,602)
Total stockholders’ deficit	(265,138)	(4,432,123)
Total liabilities and stockholders’ deficit	$14,271,766	$147,428,222

1.	In connection with the Special Meeting of Stockholders held on December 21, 2022, 13,026,951 shares were redeemed.

The accompanying notes are an integral part of the financial statements.

F-3

OmniLit Acquisition Corp.

Statements of Operations

For the Year Ended December 31, 2022 and the period from May 20, 2021 (Inception) Through December 31, 2021

	Year Ended December 31, 2022	May 20, 2021 (Inception) Through December 31, 2021

Operating costs	$787,639	$171,167
Loss from operations	(787,639)	(171,167)

Interest earned on investment held in Trust Account	2,081,055	1,679
Total income (loss) before income tax	1,293,416	(169,488)
Income tax expense	$445,793	$-
Net income (loss)	$847,623	$(169,488)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	13,982,407	14,375,000
Basic and diluted net income (loss) per share, Class A common stock subject to possible redemption	$0.05	$(0.01)

Basic and diluted weighted average shares outstanding, Class B common stock	4,791,667	4,330,522
Basic and diluted net income (loss) per share, Class B common stock	$0.05	$(0.01)

The accompanying notes are an integral part of the financial statements.

F-4

OmniLit Acquisition Corp.

Statements of Stockholders’ Deficit

For the Year Ended December 31, 2022 and the period from May 20, 2021

(Inception) Through December 31, 2021

	Class B Common Stock		Additional Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2021(1)	4,791,667	$479	$-	$(4,432,602)	$(4,432,123)
Net loss (January 1 through March 31, 2022)	-	-	-	(171,917)	(171,917)
Balance as of March 31, 2022
Balance as of March 31, 2022	4,791,667	$479	$-	$(4,604,519)	$(4,604,040)
Net income (Three Months Ended June 30, 2022)	-	-	-	64,568	64,568
Balance as of June 30, 2022
Balance as of June 30, 2022	4,791,667	$479	$-	$(4,539,951)	$(4,539,472)
Accretion of common stock to redemption value				$(356,439)	$(356,439)
Net income (Three Months Ended September 30, 2022)	-	-	-	336,890	336,890
Balance as of September 30, 2022 (Nine Months Ended)
Balance as of September 30, 2022 (Nine Months Ended)	4,791,667	$479	$-	$(4,559,500)	$(4,559,021)
Accretion of common stock to redemption value				$(855,451)	$(855,451)
Net income (Three Months Ended December 31, 2022)	-	-	-	618,083	618,083
Deferred Underwriter’s Fees			-	4,531,250	4,531,250
Balance as of December 31, 2022 (Year Ended)
Balance as of December 31, 2022 (Year Ended)	4,791,667	$479	$-	$(265,618)	$(265,138)

Balance as of May 20, 2021 (Inception)	-	$-	$-	$-	$-
Issuance of Class B common stock to Sponsor	4,791,667	$479	$24,521	-	25,000
Net loss	-	$-	$-	$-	$-
Balance as of June 30, 2021
Balance as of June 30, 2021	4,791,667	$431	$24,569	-	$25,000
Net loss	-	$-	$-	$-	$-
Balance as of September 30, 2021
Balance as of September 30, 2021	4,791,667	$479	$24,521	-	$25,000
Proceeds from issuance of public warrants, net of offering costs			$3,359,443		$3,359,443
Issuance of private placement warrants in connection with IPO, net of offering cost			$6,900,893		$6,900,893
Remeasurement of shares subject to redemption			$(10,284,857)	(4,263,114)	(14,547,971)
Net income				(169,488)	(169,488)
Balance as of December 31, 2021(1)	4,791,667	$479	$-	$(4,432,602)	$(4,432,123)

(1)	On May 20, 2021, the Company issued an aggregate of 4,312,500 founder shares to our sponsor. On September 27, 2021, our sponsor forfeited 718,750 founder shares for no consideration. On November 1, 2021, the Company effected a 1 1/3 for 1 forward stock split of its Class B common stock, so that the Sponsor owns an aggregate of 4,791,667 Founder Shares. (See Note5).

The accompanying notes are an integral part of the financial statements.

F-5

OmniLit Acquisition Corp.

Statements of Cash Flows

For the Year Ended December 31, 2022 and the period from May 20, 2021 (Inception) Through December 31, 2021

	Year Ended December 31, 2022	May 20, 2021 (Inception) Through December 31, 2021

Cash flows from operating activities:
Net income (loss)	$847,623	$(169,488)
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investment held in Trust Account	(2,081,055)	(1,679)
Changes in current assets and liabilities:
Prepaid expenses	172,520	(306,945)
Accounts payable	(20,589)	204,095
Income tax expense	445,793	-
Income Tax Receivable	(8,766)	-
Net cash used in operating activities	(644,474)	(274,017)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	-	(146,625,000)
Net cash used in investing activities	-	(146,625,000)

Cash flows from financing activities:
Proceeds from sale of Units, net of underwriters’ discount	-	140,875,000
Proceeds from issuance of private placement warrants	-	6,920,500
Proceeds from Issuance of Class B common stock to Sponsor	-	25,000
Proceeds from notes-payable to related party	-	300,000
Proceeds from advances from related party	-	363,995
Payment of offering costs	(66,435)	(426,884)
Funds Transfer from Trust Account to Cash for DE Tax Reimbursement	333,814	(663,995)
Net cash provided by financing activities	267,379	147,393,616

Net change in cash	(377,093)	494,599
Cash, beginning of the period	494,599	-
Cash, end of the period	$117,506	$494,599

Supplemental disclosure of cash flow information:
Non-cash financing transactions:
Deferred underwriting fee payable	$500,000	$5,031,250
Accretion of common stock to redemption value	$1,211,890	$-
Payment from Trust Account in connection with redemption of shares	$133,917,056	$-
Remeasurement of shares subject to redemption	$15,759,861	$14,547,971
Offering costs included in accounts payable and accrued expenses	$-	$66,435
Funds Transfer from Trust Account to Cash for Federal and State Tax Reimbursement	445,793	-

The accompanying notes are an integral part of the financial statements.

F-6

OMNILIT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

OmniLit Acquisition Corp. (the “Company”) was incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific business-combination target and it has not, nor has anyone on the Company’s behalf, initiated any substantive discussions, directly or indirectly, with any business-combination target.

As of December 31, 2022, the Company had not commenced any operations other than searching for a business combination after our Initial Public Offering (as defined below). All activity for the period from May 20, 2021 (inception) through December 31, 2021 and for the year ended December 31, 2022, relates to the Company’s formation, the Initial Public Offering and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statements for the Initial Public Offering were declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 (the “Effective Date”). On November 12, 2021, the Company completed its initial public offering (the “Initial Public Offering” or “IPO”) of 14,375,000 units (“Units”), including the issuance of 1,875,000 Units as a result of the underwriters’ exercise in full of their over-allotment option at an offering price of $10.00 per Unit, generating gross proceeds of $143,750,000 which is discussed in Note 3. Simultaneously with the closing of the IPO, the Company consummated a private placement (the “Private Placement”) of 6,201,750 warrants to OmniLit Sponsor LLC, a Delaware limited liability company and the Company’s sponsor (the “Sponsor”), 575,000 warrants to Imperial Capital, LLC, a Delaware limited liability company (“Imperial Capital”), and 143,750 warrants to I-Bankers Securities, Inc., a Texas corporation (“I- Bankers”), (together, the “Private Placement Warrants”), each at a price of $1.00 per Private Placement Warrant, generating total proceeds of $6,920,500, which is described in Note 4. Transaction costs amounted to $8,333,135, consisting of $2,875,000 of underwriting discount, $5,031,250 of deferred underwriting discount, and $426,884 of other offering costs. Imperial Capital reduced the deferred fee upon in an amount equal to, in the aggregate, $500,000, on November 21, 2022 , as disclosed in the December 31, 2022 audited financial statements. In addition, $1,579,046 of cash was held outside of the Trust Account (as defined below) and was available for working capital purposes. The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing of an agreement to enter into the Business Combination. However, the Company will only complete the Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect the Business Combination.

Upon the closing of the Initial Public Offering, a total of $146,625,000 ($10.20 per Unit) of the net proceeds from the IPO and the Private Placement was deposited in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of: (a) the completion of the Business Combination; (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s certificate of incorporation; and (c) the redemption of the Company’s public shares if the Company is unable to complete the Business Combination within 24 months from the closing of our IPO (as approved at the 2022 Special Meeting), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

In connection with the Special Meeting of the Stockholders held on December 21, 2022, the Company provided its public stockholders with the opportunity to redeem all or a portion of their public shares. The stockholders were entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). All of the public shares contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the initial Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation.

In this Special Meeting of the Stockholders held on December 21, 2022, an Extension Amendment Proposal and the Trust Amendment Proposal were approved, and as a result, the Company has filed with the state of Delaware an amendment to the Amended and Restated Certificate of Incorporation to provide the Company the right to extend the Combination Period for an additional nine (9) months or such earlier date as determined by the Board, from February 12, 2023 to November 12, 2023. The purpose of the Extension was to provide the Company more time to complete a Business Combination, which the Board believes is in the best interests of our stockholders. With the Extension Proposal approved, neither the Sponsor nor the Company were required to deposit additional funds into the trust account in connection with the Extension.

In connection with the Extension Proposal, stockholders who owned shares of our common stock issued in our IPO (we refer to such stockholders as “public stockholders” and such shares as “public shares”) elected to redeem all or a portion of their public shares. Stockholders who elected to redeem, the redemption for a per-share price, payable in cash, was equal to the aggregate amount then on deposit in the Company’s trust account (the “Trust Account”), including interest (which interest was net of taxes payable), divided by the number of then outstanding public shares. In connection with the vote to approve the Extension Amendment and Trust Amendment Proposals, the holders of 13,026,951 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.28 per share, for an aggregate redemption amount of approximately $133,917,056. Therefore, as of December 21, 2022, there were 1,348,049 shares of Class A common stock, par value $0.0001 per share, issued and outstanding.

The underwriters were entitled to a deferred fee of $0.35 per Unit, or $5,031,250 in the aggregate as noted in our prospectus, however, the underwriters have issued a letter on November 21, 2022 to the Company that it has reduced the deferred fee to $500,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete our initial business combination, subject to the same terms of the underwriting agreement, which was attached as an exhibit to our registration statement on form S-1 filed with the SEC in connection with our IPO (File No. 333-260090).

F-7

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENTS

In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the public shares will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with FASB ASC 470-20. The public shares are subject to FASB ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize this change immediately.

Initial Business Combination

The Company had 15 months from the closing of the Initial Public Offering (or up to 24 months from the closing of the IPO, if the Company extends the period of time to consummate a business combination, as described in more detail in the Prospectus) to consummate the Business Combination (the “Combination Period”). Following the approval of the Extension Amendment Proposal and Trust Amendment Proposal at the 2022 Special Meeting of Stockholders, the Company now has the right to extend the Combination Period for an additional nine (9) months, or such earlier date as determined by the Board, from February 12, 2023 to November 12, 2023 (“Extended Combination Period”. However, if the Company is unable to complete the Business Combination within the Extended Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes obligations and less up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding public shares, subject to applicable law and as further described in this registration statement of which the Prospectus forms a part, and then seek to dissolve and liquidate.

The Sponsor, officers, and directors have agreed: (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the Business Combination; (ii) to waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s certificate of incorporation; and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the Business Combination within the Extended Combination Period.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written LOI, confidentiality or similar agreement, or business-combination agreement, reduce the amount of funds in the Trust Account to below the lesser of: (i) $10.20 per public share; and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Liquidity and Going Concern Consideration

As of December 31, 2022, the Company had cash on hand of $117,506 held outside of the Trust Account and available for working capital purposes. The Sponsor has provided a Commitment Letter to the Company to provide access to $100,000 of additional working capital, if needed, for operations prior to a Business Combination.

The Company does not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate our business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because the Company becomes obligated to redeem a significant number of public shares upon consummation of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of a Business Combination. If the Company is unable to complete a Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. In addition, following a Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

The Company is a Special Purpose Acquisition Corporation with a scheduled liquidation date of November 12, 2023. The Company must implement a resolution by the board as a condition of earlier liquidation date. The Company plans to complete the transaction before the scheduled liquidation date. In connection with the Special Purpose Acquisition Corporation’s assessment of going concern considerations in accordance with ASC Topic 205-40 Presentation of Financial Statements – Going Concern, although the Company intends to consummate a Business Combination on or before November 12, 2023, management has determined that the mandatory liquidation deadline less than 12 months away, should a Business Combination not occur, it raises doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 12, 2023.

Based on the foregoing, management believes that the Company will have insufficient working capital to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, The Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed financial statements.

F-8

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENT

Note 2 — Significant Accounting Policies Basis of Presentation

Basis of Presentation

The accompanying financial statements of the Company is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on investments held in the Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2022 and December 31, 2021, the Company had not experienced losses on this account.

Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A-” Expenses of Offering”. Offering costs consist of legal, accounting, underwriting discount and other costs that are directly related to the IPO. Accordingly, on December 31, 2021, offering costs totaling $8,333,135, consisting of $2,875,000 of underwriting discount, $5,031,250 of deferred underwriting discount, and $426,885 of other offering costs were recorded as a charge in accumulated deficit. The underwriters have issued a letter to the Company on November 21, 2022 that it has reduced the deferred fee to $500,000 in the aggregate.

F-9

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENT

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its shares of Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable shares of Class A common stock (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s shares of Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

All of the 14,375,000 Class A ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with the accounting treatment for redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require Class A ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Class A ordinary shares have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit. At December 31, 2022, the Class A Ordinary shares reflected in the balance sheet are reconciled in the following table:

	12/31/2022	12/31/2021

Gross proceeds	$146,625,000	$143,750,000

Less:
Proceeds allocated to Public Warrants at issuance	-	(3,566,173)
Redeemable common stock issuance costs	-	(8,106,798)
NRA issuance cost	(1,011,984)	-
Redemption	(133,917,056)	-

Add
Accretion of Carrying value to redemption value	2,223,874	14,547,971
Common stock subject to redemption	$13,919,834	$146,625,000

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the financial statement, primarily due to its short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own Common Stocks and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants and Private Placement Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States and Florida as its only “major” tax jurisdictions.

F-10

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENT

The Company is subject to potential income tax examinations by federal and state taxing authorities. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

New Law and Changes

On August 16, 2022, the Inflation Reduction Act (the “IR Act”) was signed into law, which, beginning in 2023, will impose a 1% excise tax on public company stock buybacks. The company is assessing the potential impact of the Act.

The IR Act imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of and newly issued shares during the taxable year. Redemption rights are ubiquitous to nearly all SPACs. Stockholders have the ability to require the SPAC to repurchase their shares prior to the merger in what is known as a redemption right, essentially getting their money back. There are two possible scenarios in which redemption rights come into play. First, they can be exercised by the stockholders themselves because they are exiting the transaction, or second, they can be triggered because the SPAC did not find a target with which to merge. The Company will continue to access the potential impact of the IR Act. Based on our preliminary assessment, we do not expect a material impact on our consolidated financial statements.

Net Income (Loss) Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of stock. The warrants are exercisable to purchase 14,108,000 shares of Class A common stock in the aggregate and were excluded from diluted earnings per share for the year ended December 31, 2022, because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted loss per share is the same as basic loss per share for the year ended December 31, 2022 and the period from May 20, 2021 (Inception) through December 31, 2021. Remeasurement associated with the redeemable shares of Class A common stock to redemption value is excluded from earnings per share as the redemption value approximates fair value.

For the Year Ended December 31, 2022 and the period from May 20, 2021 (Inception) Through December 31, 2021, net income (loss) per common share is as follows:

	Year Ended December 31, 2022		May 20, 2021 (Inception) Through December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$631,285	$216,337	$(127,116)	$(42,372)

Denominator
Weighted-average shares outstanding	13,982,407	4,791,667	14,375,000	4,330,522
Basic and diluted net income (loss) per share	$0.05	$0.05	$(0.01)	$(0.01)

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging —Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2023, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020- 06 on its financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying balance sheet.

Note 3 — Initial Public Offering

On November 12, 2021, the Company completed its IPO of 14,375,000 units, including the issuance of 1,875,000 Units as a result of the underwriters’ exercise in full of their over-allotment option at an offering price of $10.00 per Unit, generating gross proceeds of $143,750,000. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole public warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share. Each public warrant will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation. In connection with the Extension Proposal, stockholders who owned shares of our common stock issued in our IPO (we refer to such stockholders as “public stockholders” and such shares as “public shares”) elected to redeem all or a portion of their public shares. Stockholders who elected to redeem, the redemption for a per-share price, payable in cash, was equal to the aggregate amount then on deposit in the Company’s trust account (the “Trust Account”), including interest (which interest was net of taxes payable), divided by the number of then outstanding public shares. Therefore, as of December 21, 2022, there were 1,348,049 shares of Class A common stock, par value $0.0001 per share, issued and outstanding.

The underwriters were paid a cash underwriting discount of $2,875,000, or $0.20 per Unit, of the gross proceeds of the IPO. Additionally, the underwriters are entitled to a deferred underwriting discount of $500,000 of the gross proceeds of the IPO held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriter letter on November 12, 2022.

Note 4— Private Placement

Simultaneously with the closing of the IPO, the Company completed a private placement of an aggregate of 6,920,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating total gross proceeds of $6,920,500. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO held in the Trust Account.

The Private Placement Warrants will be identical to the warrants sold in the Initial Public Offering, except that the Private Placement Warrants: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned, or sold by the holders until 30 days after the completion of the Business Combination; and (ii) will be entitled to registration rights.

F-11

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENT

The Company’s Sponsor has agreed: (i) to waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the Business Combination; (ii) to waive its redemption rights with respect to its founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s certificate of incorporation: (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its Business Combination within 24 months from the closing of the IPO (as approved at the 2022 Special Meeting); or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business-combination activity; and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete its Business Combination within 24 months from the closing of the IPO (as approved at the 2022 Special Meeting). In addition, the Company’s Sponsor has agreed to vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination.

Note 5 — Related Party Transactions

Related Party Payables

Since our inception our Sponsor has advanced an aggregate of $363,995 on our behalf to cover certain expenses (the “Advances”). The Advances were repaid upon the consummation of the Initial Public Offering from funds not held in the trust account.

Promissory Note — Related Party

On June 10, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the Initial Public Offering. In July 2021, $300,000 was advanced to the Company in accordance with the terms of the agreement. This loan is non-interest bearing, unsecured and due at the earlier of December 31, 2021, or the closing of the Initial Public Offering. The loan was repaid upon the closing of the Initial Public Offering out of the offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions).

Related Party Loans

In connection with the Special meeting of Stockholders held on December 21, 2022, the Extension Proposal was approved, neither the Sponsor nor the Company are required to deposit additional funds into the trust account in connection with the Extension.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be convertible into private placement-equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021 and 2022, no Working Capital Loans have been made to the Company. The Sponsor has provided a Commitment Letter to the Company to provide access to $100,000 of additional working capital, if needed, for operations prior to a Business Combination.

Founder Shares

On May 20, 2021, the Company issued an aggregate of 4,312,500 founder shares to our sponsor. On September 27, 2021, our sponsor forfeited 718,750 founder shares for no consideration. On November 1, 2021, the Company effected a 1 1/3 for 1 forward stock split on our founder shares and as a result holds 4,791,667 founder shares for an aggregate purchase price of $25,000 in cash, or approximately $0.005 per share, in connection with formation. The Sponsor has agreed not to transfer, assign or sell its founder shares until the earlier of: (i) one year after the date of the consummation of the Business Combination; or (ii) the date on which the Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of its stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after the Business Combination, the founder shares will no longer be subject to such transfer restrictions.

As per 8-K filed on December 15, 2022, nine investors signed non-redemption agreements for 499,992 founder shares.

F-12

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENT

Note 6 — Commitments

Registration Rights

The holders of the founder shares, Private Placement Warrants, shares of Class A common stock underlying the Private Placement Warrants, and warrants (including underlying securities) that may be issued upon conversion of working capital loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the Initial Public Offering and may not exercise their demand rights on more than one occasion.

Underwriters Agreement

On November 12, 2021, the underwriters were paid a cash underwriting discount of $2,875,000, or $0.20 per Unit, of the gross proceeds of the IPO. An additional fee of $0.35 per Unit, or $5,031,250 in the aggregate payable to the underwriters for deferred underwriting commissions, however, the underwriters have issued a letter on November 21, 2022 to the Company that it has reduced the deferred fee to $500,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Right of First Refusal

Subject to certain conditions, the Company granted Imperial Capital, for a period beginning on the closing of the Initial Public Offering and ending 12 months after the date of the consummation of the Business Combination, a right of first refusal to provide investment banking and/or financial advisory services in connection with certain future transaction until the earlier of (x) the date of the consummation of our initial business combination and (y) 18 months from the closing of the IPO. In accordance with FINRA Rule 5110(g)(6), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which the Prospectus forms a part.

Note 7 — Stockholder’s Deficit

Recapitalization — On November 1, 2021, the Company effected a recapitalization whereby a 1 1/3 for 1 forward stock split of its Class B common stock was completed so that the Sponsor owns an aggregate of 4,791,667 founder shares.

Preferred Stock — The Company is authorized to issue a total of 1,000,000 shares of preferred stock at par value of $0.0001 each. At December 31, 2021 and 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 100,000,000 shares of Class A common stock at par value of $0.0001 each. At December 31,2021 there were 14,375,000 shares of Class A common stock issued and outstanding and subject to possible redemption. At December 31,2022 there were 1,348,049 shares of Class A common stock issued and outstanding and subject to possible redemption.

Class B Common Stock — The Company is authorized to issue a total of 20,000,000 shares of Class B common stock at par value of $0.0001 each. At December 31,2021 and 2022, there were 4,791,667 shares of Class B common stock issued and outstanding.

The Company’s initial stockholder has agreed not to transfer, assign, or sell any of its founder shares until the earlier of: (i) one year after the date of the consummation of the Business Combination; or (ii) the date on which the Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of its stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholder with respect to any founder shares. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after the Business Combination, the founder shares will no longer be subject to such transfer restrictions. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial stockholder with respect to any founder shares.

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of its Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations, and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Company’s registration statement and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination or any private placement- equivalent units issued to the Sponsor, its affiliates, or certain of officers and directors upon conversion of working capital loans made to the Company).

F-13

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENT

Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, with each share of common stock entitling the holder to one vote.

Warrants — On December 31, 2022 and 2021, there were 7,187,500 Public Warrants and 6,920,500 Private Placement Warrants outstanding respectively.

Each whole warrant entitles the holder thereof to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if: (A) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the Company’s sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”); (B) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions); and (C) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the IPO, or 30 days after the completion of its Business Combination and will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the Private Placement Warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company send the notice of redemption to the warrant holders.
●	if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing: (A) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below); by (B) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend, or the Company’s recapitalization, reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

Note 8 — Fair Value

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2021 and 2022, and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Assets:	Level	December 31, 2022	December 31, 2021
Marketable securities held in Trust Account	1	$14,011,070	$146,626,679

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels for the year ended December 31, 2022 and the period from May 20, 2021 (inception) through December 31, 2021.

F-14

OMNILIT ACQUISITION CORP

NOTES TO FINANCIAL STATEMENT

Level 1 instruments include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Warrant Fair Value Measurement

The Company established the initial fair value for the warrants on November 9, 2021, the date of the Company’s Initial Public Offering, using a modified Black-Scholes model for the Public Warrants and Private Placement Warrants and the transaction prices that serve as a proxy for fair value that were observed on the Balance Sheet date. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-half of one Public Warrant) and (ii) the sale of Private Placement Warrants, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as a charge to accumulated deficit based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

	November 9, 2021
	Fair Value Measurement
Input	Public Warrants	Private Placement Warrants
Common stock price	$9.79	$9.79
Risk-free interest rate	1.34%	1.34%
Expected term in years	5.87 years	5.87 years
Expected volatility	10.0%	10.0%
Exercise price	$11.50	$11.50
Fair Value per warrant	$0.50	$0.50

Note 9-Income Taxes

As of December 31, 2022 and December 31, 2021, the Company’s net deferred tax assets are as follows:

	12/31/2022	12/31/2021
Deferred tax asset:
Organizational costs/Startup expenses	$162,512	$11,964
Net operating loss	-	29,971
Total deferred tax asset	162,512	41,935
Valuation allowance	(162,512)	(41,935)
Deferred tax asset, net of allowance	$-	$-

The income tax benefit for the period from January 1, 2022 through December 31, 2022 and from May 20, 2021 (Inception) through December 31, 2021, consists of the following:

	January 1, 2022 through December 31, 2022	May 20, 2021 (inception) through December 31, 2021
Federal:
Current	$349,053	-
Deferred	(100,083)	(35,944)

State:
Current	$96,739	-
Deferred	(20,493)	(5,991)
Change in valuation allowance	120,577	41,935
Income tax provision	$445,793	-

A reconciliation of the federal income tax rate to the Company’s effective tax rate on December 31, 2022 and December 31, 2021, consists of the following:

	12/31/2022	12/31/2021
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	4.3%	2.8%
Change in State Tax Rate	2.0%	0.0%
Net Operating Loss	-2.3%	0.0%
Change in valuation allowance	9.3%	-23.8%
Effective Tax Rate	34.4%	0.0%

The Company will file taxes in the U.S. Federal jurisdiction and Florida. In 2022, the Company paid $355,916 in U.S. Federal Tax and $98,641 in Florida State Tax based on estimates. The amount of $6,863 for Federal Tax and $1,902 for State Tax were recorded as Tax Receivables.

Note 10-Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements were available to be issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, except as described below.

F-15

OmniLit Acquisition Corp.

Balance Sheets

	30-June-23	31-Dec-22
	Unaudited	Audited
Assets
Current assets:
Cash on hand	$467,760	$117,506
Prepaid expenses	123,947	134,425
Income Tax Receivable	-	8,765
Total current assets	591,707	260,696
Long-term prepaid expenses	-	-
Marketable securities and cash held in Trust Account	14,268,619	14,011,070
Total assets	$14,860,326	$14,271,766

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued offering cost	$396,425	$117,070
Income tax liability	$84,930	-
Notes Payable	$694,941	-

Total current liabilities	$1,176,296	$117,070

Deferred underwriters’ discount	500,000	500,000
Total liabilities	1,676,296	617,070

Commitments and contingencies (Note 6)

Common stock subject to possible redemption, 1,348,049 shares at $10.20 (1)	14,169,629	13,919,834

Stockholders’ deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 5,348,049 issued and outstanding, excluding 1,348,049 shares subject to possible redemption(2)	400	-
Class B Common stock, $0.0001 par value; 20,000,000 shares authorized; 791,667 shares issued and outstanding(2)	79	479
Additional paid-in capital	-	-
Accumulated deficit	(986,078)	(265,618)
Total stockholders’ deficit	(985,599)	(265,138)
Total liabilities and stockholders’ deficit	$14,860,326	$14,271,766

1.	In connection with the Special Meeting of Stockholders held on December 21, 2022 13,026,951 shares were redeemed.

2.	In connection with the Special Meeting of Stockholders held on January 26, 2023, 4,000,000 Class B shares (1 million on January 30, 2023 and 3 million on April 3, 2023) were voluntarily converted to Class A with no redemption right.

The accompanying notes are an integral part of the financial statements

F-16

OmniLit Acquisition Corp.

Condensed Statements of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
	Unaudited	Unaudited	Unaudited	Unaudited
Operating costs	$366,781	$137,279	$688,031	$321,163
Loss from operations	(366,781)	(137,279)	(688,031)	(321,163)

Income Tax	-	-	-	-
Interest earned on investment held in Trust Account	(166,639)	(208,234)	(302,669)	(220,201)
Total income (loss) before income tax	(200,142)	70,955	(385,362)	(100,962)
Income tax expense	$57,876	$6,387	$85,303	$6,387
Net income (loss)	$(258,018)	$64,568	$(470,665)	$(107,349)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	5,282,115	14,375,000	5,282,115	14,375,000
Basic and diluted net income (loss) per share, Class A common stock subject to possible redemption	$(0.04)	$0.01	$(0.08)	$(0.01)

Basic and diluted weighted average shares outstanding, Class B common stock	857,601	4,791,667	857,601	4,791,667
Basic and diluted net income (loss) per share, Class B common stock	$(0.04)	$0.01	$(0.08)	$(0.01)

The accompanying notes are an integral part of the unaudited condensed financial statements

F-17

OmniLit Acquisition Corp.

Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2023 and June 30, 2022

	Class B Common Stock		Additional Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2022 (Year Ended)	4,791,667	$479	$-	$(265,618)	$(265,138)
Net loss (Three Months Ended March 31, 2023)	-	-	-	$(212,647)	$(212,647)
Conversion of Class B common stock to Class A	(1,000,000)
Accretion of common stock to redemption value				(80,789)	(80,789)

Balance as of March 31, 2023(1)	3,791,667	$379	$-	$(559,055)	$(558,576)
Net loss (Three Months Ended March 31, 2023)	-	-	-	$(235,622)	$(235,622)
Conversion of Class B common stock to Class A	(3,000,000)
Accretion of common stock to redemption value				(191,401)	(191,401)

Balance as of June 30, 2023(2)	791,667	$79	$-	$(986,078)	$(985,599)

Balance as of December 31, 2021	4,791,667	$479	$-	$(4,432,602)	$4,432,123
Net loss (Three Months ended March 31, 2022)	-	-	-	$(171,917)	$(171,917)

Balance as of March 31, 2022	4,791,667	$479	$-	$(4,604,519)	$4,604,040
Net loss (Three Months ended March 31, 2022)				$64,568	$64,568
Balance as of June 30, 2022	4,791,667	$479	$-	$(4,539,951)	$(4,539,472)

(1)	1,000,000 of Class B stock of the Company were voluntarily converted to Class A on January 31, 2023
(2)	3,000,000 of Class B stock of the Company were voluntarily converted to Class A on April 3, 2023

F-18

OmniLit Acquisition Corp.

Condensed Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(470,665)	$(107,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investment held in Trust Account	(302,669)	(220,201)
Changes in current assets and liabilities:
Prepaid expenses	10,477	56,999
Accounts payable	279,356	(55,014)
Income tax expense	84,930	6,387
Income Tax Receivable	8,765
Net cash used in operating activities	(389,806)	(319,178)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	-	-
Net cash used in investing activities	-	-

Cash flows from financing activities:
Funds Transfer from Trust Account to Cash for DE Tax Reimbursement	45,120	(66,435)
Notes Payable	694,941	174,163
Net cash provided by financing activities	740,061	107,728

Net change in cash	350,255	(211,450)
Cash, beginning of the period	117,506	494,599
Cash, end of the period	$467,760	$283,149
Supplemental disclosure of cash flow information:
Non-cash financing transactions:
Deferred underwriting fee payable	$500,000	$5,031,250

The accompanying notes are an integral part of the unaudited condensed financial statements.

F-19

OMNILIT ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Description of Organization and Business Operations

OmniLit Acquisition Corp. (the “Company”) was incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”).

As of June 30, 2023, the Company had not commenced any operations other than searching for a business combination after our Initial Public Offering (as defined below). All activity for the period from May 20, 2021 (inception) through June 30, 2023 relates to the Company’s formation, the Initial Public Offering and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Initial Public Offering was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 (the “Effective Date”). On November 12, 2021, the Company completed its initial public offering (the “Initial Public Offering” or “IPO”) of 14,375,000 units (“Units”), including the issuance of 1,875,000 Units as a result of the underwriters’ exercise in full of their over-allotment option at an offering price of $10.00 per Unit, generating gross proceeds of $143,750,000 which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated a private placement (the “Private Placement”) of 6,201,750 warrants to OmniLit Sponsor LLC, a Delaware limited liability company and the Company’s sponsor (the “Sponsor”), 575,000 warrants to Imperial Capital, LLC, a Delaware limited liability company (“Imperial Capital”), and 143,750 warrants to I-Bankers Securities, Inc., a Texas corporation (“I- Bankers”), (together, the “Private Placement Warrants”), each at a price of $1.00 per Private Placement Warrant, generating total proceeds of $6,920,500, which is described in Note 4.

Transaction costs amounted to $8,333,135, consisting of $2,875,000 of underwriting discount, $5,031,250 of deferred underwriting discount, and $426,884 of other offering costs. In addition, $1,579,046 of cash was held outside of the Trust Account (as defined below) and is available for working capital purposes.

F-20

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing of an agreement to enter into the Business Combination. However, the Company will only complete the Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect the Business Combination.

Upon the closing of the Initial Public Offering, a total of $146,625,000 ($10.20 per Unit) of the net proceeds from the IPO and the Private Placement was deposited in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of: (a) the completion of the Business Combination; (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s certificate of incorporation; and (c) the redemption of the Company’s public shares if the Company is unable to complete the Business Combination within 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO, if the Company extend the period of time to consummate a business combination, as described in more detail in our final prospectus related to our IPO filed with the SEC on November 10, 2021 (the “Prospectus”)), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either: (i) in connection with a stockholder meeting called to approve the Business Combination; or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

All of the public shares contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the initial Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association.

In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480-10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the public shares will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of common stock classified as temporary equity will be the allocated proceeds determined in accordance with FASB ASC 470-20. The public shares are subject to FASB ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize this change immediately.

On December 21, 2022, the Company held a special meeting of stockholders in lieu of an annual meeting of stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to extend the date by which the Company must consummate its initial Business Combination from February 12, 2023 to November 12, 2023 (the “Combination Period”), or such earlier date as determined by the Company’s board of directors.

On January 26, 2022, the Company held a special meeting of stockholders. At the Meeting, the Company’s stockholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation to provide for the right of a holder of Class B common stock of the Company to convert into Class A common stock of the Company on a one-for-one basis prior to the closing of an initial Business Combination. On January 31, 2023, OmniLit Sponsor LLC voluntarily converted 1,000,00 shares of Class B common stock of the Company it held as of such date into 1,000,000 shares of Class A common stock of the Company in accordance with the Charter. As a result of the foregoing and the results of the Meeting described above, the Company has an aggregate of 2,348,049 shares of Class A common stock and 3,791,667 shares of Class B common stock.

F-21

Business Combination Agreement

On May 9, 2023, OmniLit Acquisition Corp. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Syntec Optics, Inc., a Delaware corporation (“Syntec Optics”), and Optics Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of OmniLit Acquisition Corp. (“Merger Sub”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with applicable provisions of the Delaware General Corporation Law (“DGCL”), Merger Sub will merge with and into Syntec Optics, the separate corporate existence of Merger Sub ceased and Syntec Optics will be the surviving corporation and a wholly owned subsidiary of OmniLit Acquisition Corp. (the “Merger”);

(ii) at the Closing, Syntec Optics will change its name to “Syntec Optics Holdings Inc.” and is referred to herein as “New Syntec Optics”;

(iii) as a result of the Merger, among other things, all shares of capital stock of Syntec Optics outstanding as of immediately prior to the effective time of the Merger were canceled in exchange for the right to receive shares of common stock, par value $0.0001 per share, of New Syntec Optics (“New Syntec Optics Common Stock”) The Aggregate Merger Consideration to be received by equity holders of Syntec Optics as of immediately prior to the Closing will be 31,600,000 shares of OmniLit common stock (at a deemed value of $10.00 per share.;

(iv) following the Closing, OmniLit will issue 26,000,000 additional shares of Common Stock (the “Contingent Earnout”) to the Company’s existing stockholders at the Closing, which Contingent Earnout shares will vest upon OmniLit Common Stock achieving the following stock trading price thresholds (the “Contingent Earnout Trigger Price”) following the Closing: one-third (1/3rd) at $12.50 per share, one-third (1/3rd) at $14.00 per share, and one-third (1/3rd) at $15.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). The Contingent Earnout shares which remain unvested as of the date five (5) years from the Closing (the “Earnout Period”) will be deemed cancelled and no longer subject to vesting.

(v) OmniLit will issue up to 2,000,000 shares of Common Stock (the “Performance-based-Earnout”) to members of the management team of the Surviving Corporation from time to time, to the extent determined by the Board of Directors in its sole discretion, to be issued as restricted stock units or incentive equity grants pursuant to the Incentive Plan described below. The Performance-based Earnout shares shall be awarded by the Board of Directors based on achieving the following performance thresholds following the Closing: one-half (1/2) at achieving revenue of $75 million and adjusted EBITDA of $22.6 million based on 2024 financial audited statements, and one-half (1/2) at achieving revenue of $196 million and adjusted EBITDA of $50.6 million based on the 2025 financial audit statement.

The Board of Directors of OmniLit Acquisition Corp. (the “Board”) has unanimously (i) approved and declared advisable the Business Combination Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Business Combination Agreement and related matters by the stockholders of OmniLit Acquisition Corp.

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our stockholders of the proposals set forth herein and approval of Syntec Optics’ stockholders of the transactions contemplated by the Business Combination Agreement (which such approval by Syntec Optics’ stockholders was obtained and delivered by execution of a written consent by the requisite equity holders of Syntec Optics); (ii) this proxy statement/prospectus receiving SEC clearance; (iii) applicable waiting periods under the HSR act expiring or terminating; (iv) the approval by Nasdaq of our initial listing application in connection with the Business Combination. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate, and the Business Combination may not be consummated.

Initial Business Combination

The Company has up to 24 months from the closing of the Initial Public Offering (or up to 24 months from the closing of the IPO to consummate the Business Combination (the “Combination Period”) after a 9 month extension voted on in a Special Meeting on December 21, 2022. However, if the Company is unable to complete the Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes obligations and less up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding public shares, subject to applicable law and as further described in this registration statement of which the Prospectus forms a part, and then seek to dissolve and liquidate.

F-22

The Sponsor, officers, and directors have agreed: (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the Business Combination; (ii) to waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s certificate of incorporation; and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the Business Combination within the Combination Period.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement, or business-combination agreement, reduce the amount of funds in the Trust Account to below the lesser of: (i) $10.20 per public share; and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Liquidity and Going Concern Consideration

As of June 30, 2023, the Company had cash on hand of $467,760 held outside of the Trust Account available for working capital purposes. On December 31, 2022, the working capital amount was $117,506. In June, 2023, the Trust transferred $45,120 to the Cash account for franchise tax payments. In addition, Sponsor has provided a working capital loan to the Company in the amount of $694,941 against a promissory note dated June 21, 2023 up to $769,941, for operations prior to a Business Combination.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating our business. However, if the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate our business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because the Company becomes obligated to redeem a significant number of public shares upon consummation of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of a Business Combination. If the Company is unable to complete a Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. In addition, following a Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

F-23

The Company is a Special Purpose Acquisition Corporation with a scheduled liquidation date of November 12, 2023. The Company plans to complete the transaction before the liquidation date. In connection with the Special Purpose Acquisition Corporation’s assessment of going concern considerations in accordance with ASC Topic 205-40 Presentation of Financial Statements – Going Concern, although the Company intends to consummate a Business Combination on or before November 12, 2023, management has determined that the mandatory liquidation deadline less than 12 months away, should a Business Combination not occur and an extension is not requested by the Sponsor, raises doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 12, 2023.

Based on the foregoing, management believes that the Company will have insufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, the specific impact is not readily determinable as of the date of the unaudited condensed financial statement. The unaudited condensed financial statement does not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, The Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed unaudited financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed unaudited financial statements.

F-24

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in unaudited condensed financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2022, as filed with the SEC on January 30, 2023. The interim results for the three and six month periods ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023, or for any future period.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those significant estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Marketable Securities Held in Trust Account

At June 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds, which are primarily invested in treasury securities. The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on investments held in the Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

F-25

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At June 30, 2023, the Company had not experienced losses on this account.

Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A-” Expenses of Offering”. Offering costs consist of legal, accounting, underwriting discount and other costs that are directly related to the IPO. Accordingly, offering costs associated with the IPO totaled $8,333,135, consisting of $2,875,000 of underwriting discount, $5,031,250 of deferred underwriting discount and $426,885 of other offering costs were recorded as a charge in accumulated deficit. As of June 30, 2023 deferred underwriting discount is $500,000

Class A Common Stock Subject to Possible Redemption

The Company accounts for its shares of Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable shares of Class A common stock (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s shares of Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

All of the 14,375,000 Class A common stock sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with the accounting treatment for redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require Class A common stock subject to redemption to be classified outside of permanent equity. Therefore, all Class A common stock have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit. At June 30, 2023 and December 31, 2022, the Class A common stock reflected in the balance sheet are reconciled in the following table:

	6/30/2023	12/31/2022

Gross proceeds	$14,000,624	$146,625,000

Less:
Proceeds allocated to Public Warrants at issuance		-
Redeemable common stock issuance costs		-
NRA issuance cost		(1,011,984)
Redemption		(133,917,056)

Add
Accretion of Carrying value to redemption value	169,005	2,223,875
Common stock subject to redemption	$14,169,629	$13,919,834

F-26

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the unaudited condensed financial statement, primarily due to its short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common stocks and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants and Private Placement Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

F-27

The Company has identified the United States and Florida as its only “major” tax jurisdictions.

The Company is subject to potential income tax examinations by federal and state taxing authorities. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

OmniLit Acquisition Corp.

Provision for Income Taxes

For the Three and Six Months Ended June 30, 2023 and the Year Ended December 31, 2022

	Three Months Ended June 30, 2023	Six Months Ended June 30, 2023	Year Ended December 31, 2022

Current taxes	$57,876	$85,303	$445,793
Deferred taxes	-	-	-
Income tax expense	57,876	85,303	445,793
Income (loss) before income taxes	(200,142)	(385,362)	1,293,416
Effective tax rate	(28.92)%	(22.14)%	34.47%

The accompanying notes are an integral part of the unaudited condensed financial statements

Our effective tax rate was (28.92%) and (22.14%) for the three and six months ended June 30, 2023 respectively, 34.47% for the year ended December 31, 2022. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2023 and year ended December 31, 2022, due to changes in the valuation allowance on the deferred tax assets.

New Law and Changes

On August 16, 2022, the Inflation Reduction (the IR) Act was signed into law, which, beginning in 2023, will impose a 1% excise tax on public company stock buybacks. The company is assessing the potential impact of the Act.

The IR Act imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of and newly issued shares during the taxable year. Redemption rights are ubiquitous to nearly all SPACs. Shareholders have the ability to require the SPAC to repurchase their shares prior to the merger in what is known as a redemption right, essentially getting their money back. There are two possible scenarios in which redemption rights come into play. First, they can be exercised by the shareholders themselves because they are exiting the transaction, or second, they can be triggered because the SPAC did not find a target with which to merge. There will certainly need to be more clarity from the Internal Revenue Service on the application of the excise tax to SPAC redemptions. Until there is further guidance from the IRS, the Company will continue to access the potential impact of the IR Act. Based on our preliminary assessment, we do not expect a material impact on our consolidated unaudited condensed financial statements.

F-28

Net Income Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of stock. The warrants are exercisable to purchase 14,108,000 shares of Class A common stock in the aggregate and were excluded from diluted earnings per share for the period ended June 30, 2023 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted income per share is the same as basic income per share for the period from January 1 through June 30, 2023. Remeasurement associated with the redeemable shares of Class A common stock to redemption value is excluded from earnings per share as the redemption value approximates fair value.

For the Three and Six Months Ended June 30, 2023 and 2022, net income (loss) per common share is as follows:

	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$(221,978)	$(36,040)	$48,426	$16,142	$(404,922)	$(65,743)	$(80,513)	$(26,837)

Denominator
Weighted-average shares outstanding	5,282,115	857,601	14,375,000	4,791,667	5,282,115	857,601	14,375,000	4,791,667
Basic and diluted net income (loss) per share	$(0.04)	$(0.04)	$0.01	$0.01	$(0.08)	$(0.08)	$(0.01)	$(0.01)

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging —Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2023, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020- 06 on its financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying balance sheet.

Note 3 — Public Offering

On November 12, 2021, the Company completed its IPO of 14,375,000 units, including the issuance of 1,875,000 Units as a result of the underwriters’ exercise in full of their over-allotment option at an offering price of $10.00 per Unit, generating gross proceeds of $143,750,000. Each Unit consists of one Class A common stock and one-half of one redeemable warrant. Each whole public warrant entitles the holder to purchase one Class A common stock at a price of $11.50 per share. Each public warrant will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

F-29

The underwriters were paid a cash underwriting discount of $2,875,000, or $0.20 per Unit, of the gross proceeds of the IPO. Additionally, the underwriters will be entitled to a deferred underwriting discount of $500,000 of the gross proceeds of the IPO held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

Commencing January 24, 2022, holders of the Units sold in the Initial Public Offering may elect to separately trade the Class A common stock and Public Warrants included in the Units. Those Units not separated will continue to trade on the Nasdaq Global Market under the symbol “OLITU,” and the common stock and Public Warrants that are separated will trade on the Nasdaq Global Market under the symbols “OLIT” and “OLITW,” respectively.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Company completed a private placement of an aggregate of 6,920,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating total gross proceeds of $6,920,500. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO held in the Trust Account.

The Private Placement Warrants will be identical to the warrants sold in the Initial Public Offering, except that the Private Placement Warrants: (i) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned, or sold by the holders until 30 days after the completion of the Business Combination; and (ii) will be entitled to registration rights.

The Company’s Sponsor has agreed: (i) to waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the Business Combination; (ii) to waive its redemption rights with respect to its founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s certificate of incorporation: (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its Business Combination within 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO, if the Company extends the period of time to consummate a business combination, as described in more detail in the Prospectus); or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business-combination activity; and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete its Business Combination within 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO, if the Company extends the period of time to consummate a business combination, as described in more detail in the Prospectus). In addition, the Company’s Sponsor has agreed to vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination.

Note 5 — Related Party Transactions

Related Party Payable

Since our inception our Sponsor has advanced an aggregate of $363,995 on our behalf to cover certain expenses (the “Advances”). The Advances were repaid upon the consummation of the Initial Public Offering from funds not held in the Trust Account.

Promissory Note — Related Party

On June 10, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the Initial Public Offering. In July, 2021, $300,000 was advanced to the Company in accordance with the terms of the agreement. This loan was non-interest bearing, unsecured and due at the earlier of December 31, 2021, or the closing of the Initial Public Offering. The loan was repaid upon the closing of the Initial Public Offering out of the offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions).

On June 21, 2023, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $769,941 to be used for a portion of the working capital expenses incurred by the Company. By June 30, 2023, $694,941, inclusive of $100,000 Sponsor Commitment from March 31, 2022, was advanced to the Company in accordance with the terms of the agreement. This loan was non-interest bearing, unsecured and due at the consummation of the business combination.

F-30

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be convertible into private placement-equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of June 30, 2023, no Working Capital Loans have been made to the Company.

Founder Shares

On May 20, 2021, the Company issued Class B shares in an aggregate amount of 4,312,500 as founder shares to our Sponsor. On September 27, 2021, our Sponsor forfeited 718,750 founder shares for no consideration. On November 1, 2021, the Company effected a 1 1/3 for 1 forward stock split on our founder shares and as a result our Sponsor holds 4,791,667 founder shares for an aggregate purchase price of $25,000 in cash, or approximately $0.005 per share, in connection with formation. The Sponsor has agreed not to transfer, assign or sell its founder shares until the earlier of: (i) one year after the date of the consummation of the Business Combination; or (ii) the date on which the Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of its stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after the Business Combination, the founder shares will no longer be subject to such transfer restrictions. On January 26, 2022, the Company held a special meeting of stockholders. At the Meeting, the Company’s stockholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation to provide for the right of a holder of Class B common stock of the Company to convert into Class A common stock of the Company on a one-for-one basis prior to the closing of an initial Business Combination. On January 31, 2023, OmniLit Sponsor LLC voluntarily converted 1,000,000 shares of Class B common stock of the Company it held as of such date into 1,000,000 shares of Class A common stock of the Company in accordance with the Charter. On April 3, 2023, an additional 3,000,000 shares of Class B common stock of the Company were voluntarily converted to Class A with no redemption right by OmniLit Sponsor, LLC. As a result of the foregoing and the results of the Meeting described above, the Company has an aggregate of 791,667 shares of Class B common stock.

Commitment Letter

On March 31, 2022, the Sponsor provided a Commitment Letter to the Company to provide access to $100,000 of additional working capital, if needed, for operations prior to a Business Combination. As of June 30, 2023, $100,000 has been provided to the Company from the Commitment Letter.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the founder shares, Private Placement Warrants, shares of Class A common stock underlying the Private Placement Warrants, and warrants (including underlying securities) that may be issued upon conversion of working capital loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggy-back” registration rights after five and seven years, respectively, after the effective date of the Initial Public Offering and may not exercise their demand rights on more than one occasion.

F-31

Underwriters Agreement

On November 12, 2021, the underwriters were paid a cash underwriting discount of $2,875,000, or $0.20 per Unit, of the gross proceeds of the IPO. An additional fee of $500,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Right of First Refusal

Subject to certain conditions, the Company granted Imperial Capital, for a period beginning on the closing of the Initial Public Offering and ending 12 months after the date of the consummation of the Business Combination, a right of first refusal to provide investment banking and/or financial advisory services in connection with certain future transaction until the earlier of (x) the date of the consummation of our initial business combination and (y) 18 months from the closing of the IPO. In accordance with FINRA Rule 5110(g)(6), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which the Prospectus forms a part.

Note 7 — Stockholders’ Deficit

Recapitalization — On November 1, 2021, the Company effected a recapitalization whereby a 1 1/3 for 1 forward stock split of its Class B common stock was completed so that the Sponsor owns an aggregate of 4,791,667 founder shares.

Preferred Stock — The Company is authorized to issue a total of 1,000,000 shares of preferred stock at par value of $0.0001 each. At June 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 100,000,000 shares of Class A common stock at par value of $0.0001 each. Holders of the Company’s Class A common stock are entitled to one vote for each share. At June 30, 2023, there were zero shares of Class A common stock issued and outstanding, excluding 1,348,049 of Class A common stock subject to possible redemption, which are presented as temporary equity. At December 31, 2022, there were zero shares of Class A common stock issued and outstanding, excluding 1,348,049 of Class A common stock subject to possible redemption, which are presented as temporary equity.

Class B Common Stock — The Company is authorized to issue a total of 20,000,000 shares of Class B common stock at par value of $0.0001 each. At June 30, 2023 there were 791,667 shares of Class B common stock issued and outstanding. At December 31, 2022, there were 4,791,667 shares of Class B common stock issued and outstanding.

The Company’s initial stockholder has agreed not to transfer, assign, or sell any of its founder shares until the earlier of: (i) one year after the date of the consummation of the Business Combination; or (ii) the date on which the Company consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of its stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholder with respect to any founder shares. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after the Business Combination, the founder shares will no longer be subject to such transfer restrictions. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial stockholder with respect to any founder shares.

F-32

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of its Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations, and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Company’s registration statement and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination or any private placement- equivalent units issued to the Sponsor, its affiliates, or certain of officers and directors upon conversion of working capital loans made to the Company).

Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, with each share of common stock entitling the holder to one vote.

On January 26, 2022, the Company held a special meeting of stockholders. At the Meeting, the Company’s stockholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation to provide for the right of a holder of Class B common stock of the Company to convert into Class A common stock of the Company on a one-for-one basis prior to the closing of an initial Business Combination. On January 31, 2023, OmniLit Sponsor LLC voluntarily converted 1,000,00 shares of Class B common stock of the Company it held as of such date into 1,000,000 shares of Class A common stock of the Company in accordance with the Charter. On April 3, 2023, an additional 3,000,000 shares of Class B common stock of the Company were voluntarily converted to Class A with no redemption right by OmniLit Sponsor, LLC. As a result of the foregoing and the results of the Meeting described above, the Company has an aggregate of 791,667 shares of Class B common stock.

Warrants — At June 30, 2023 there were 7,187,500 Public Warrants and 6,920,500 Private Placement Warrants outstanding.

Each whole warrant entitles the holder thereof to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if: (A) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the Company’s sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”); (B) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions); and (C) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the IPO, or 30 days after the completion of its Business Combination and will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the Private Placement Warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company send the notice of redemption to the warrant holders.
●	if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

F-33

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing: (A) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below); by (B) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend, or the Company’s recapitalization, reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of June 30, 2023 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Assets:	Level	June 30, 2023	December 31, 2022
Marketable securities held in Trust Account	1	$14,268,619	$14,011,070

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels for the period from May 20, 2021 (inception) through June 30, 2023.

Level 1 instruments include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the unaudited condensed financial statements were available to be issued.

F-34

Report of Independent Registered Public Accounting Firm

To the Shareholders of Syntec Optics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Syntec Optics, Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 8 to the financial statements, the originally released financial statements disclosed that there were no violations of the debt covenants. This disclosure has been revised to state that there was a violation as of December 31, 2022 that was subsequently waived by the lender. As discussed in Note 2 to the financial statements, the originally released financial statements have been revised to add disclosure of revenue disaggregated by the end market of the customer. As discussed in Note 6 to the financial statements, the originally released financial statements have been revised to present the loan receivable from the sole shareholder as of December 31, 2021 as a reduction to equity rather than an asset on the balance sheet.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

/s/ Freed Maxick CPAs, P.C.

Rochester, New York

May 10, 2023, except for Note 8, as to which the date is July 12, 2023, and Notes 2, as to which the date is September 6, 2023, and Note 6, as to which the date is September 27, 2023

F-35

SYNTEC OPTICS, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

	2022	2021
		(Restated)
ASSETS
Current Assets
Cash	$526,182	2,303,441
Accounts Receivable, Net	5,925,724	5,169,204
Inventory, Net	3,626,360	4,561,742
Federal Income Tax Receivable	-	100,000
Prepaid Expenses and Other Assets	689,385	584,978

Total Current Assets	10,767,651	12,719,365

Property and Equipment, Net	11,624,819	14,188,816

Finance Lease Assets, Net	-	373,780

Operating Lease Assets, Net	63,227	-

Due from Related Parties	-	29,070

Total Assets	$22,455,697	$27,311,031

LIABILITIES AND STOCKHOLDER’S EQUITY

Current Liabilities
Accounts Payable	$412,058	$1,471,871
Accrued Expenses	539,966	601,303
Federal Income Tax Payable	108,738	-
Deferred Revenue	348,095	313,830
Line of Credit	6,400,000	8,000,000
Current Maturities of Debt Obligations	1,624,851	984,050
Current Maturities of Finance Lease Obligations	-	173,189
Current Maturities of Operating Lease Liabilities	13,374	-

Total Current Liabilities	9,447,082	11,544,243

Long-Term Liabilities
Long-Term Debt Obligations	1,913,538	3,460,892
Long-Term Finance Lease Obligations	-	49,187
Long-Term Operating Lease Liabilities	49,853	-
Due to Related Parties	11,767	-
Deferred Grant Revenue	300,000	300,000
Deferred Income Taxes	1,274,104	1,782,017

Total Long-Term Liabilities	3,549,262	5,592,096

Total Liabilities	12,996,344	17,136,339

Commitments and Contingencies (Note 15)

Stockholder’s Equity
Common Stock, Par value $.001 per share; 5,000 authorized; 3,499 issued and outstanding in 2022 and 2021	4	4
Additional Paid-In Capital	240,848	240,848
Retained Earnings	9,218,501	15,615,868
	9,459,353	15,856,720
Loan to Stockholder	-	(5,505,957)
Stock Subscription Receivable	-	(176,071)

Total Stockholder’s Equity	9,459,353	10,174,692

Total Liabilities and Stockholder’s Equity	$22,455,697	$27,311,031

See Notes to Consolidated Financial Statements.

F-36

SYNTEC OPTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

Net Sales	$27,839,312	$26,616,326

Cost of Goods Sold	21,713,220	20,025,607

Gross Profit	6,126,092	6,590,719

General and Administrative Expenses	6,654,326	5,163,119

(Loss) Income from Operations	(528,234)	1,427,600

Other Income (Expense)
Interest Expense, Including Amortization of Debt Issuance Costs	(335,974)	(194,828)
Paycheck Protection Program Loan Forgiveness Income	-	2,050,100
Other Income	274,810	94,279

Total Other Income (Expense)	(61,164)	1,949,551

(Loss) Income Before (Benefit From) Provision for Income Taxes	(589,398)	3,377,151

(Benefit From) Provision for Income Taxes	(154,829)	124,996

Net (Loss) Income	$(434,569)	$3,252,155

Net (Loss) Income per Common Share
Basic and diluted	$(124.20)	$929.45

Weighted Average Number of Common Shares Outstanding
Basic and diluted	3,499	3,499

See Notes to Consolidated Financial Statements.

F-37

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

			Additional			Stock
	Common Stock		Paid-In	Retained	Loan to	Subscription
	Shares	Amount	Capital	Earnings	Stockholder	Receivable	Total
					(Restated)		(Restated)
Balances, January 1, 2021	3,499	$4	$237,565	$12,563,713	$(852,625)	$(172,788)	$11,775,869

Loan to Stockholder					(4,653,332)		$(4,653,332)

Distributions	-	-	-	(200,000)	-	-	(200,000)

Interest	-	-	3,283	-	-	(3,283)	-

Net Income	-	-	-	3,252,155	-	-	3,252,155

Balances, December 31, 2021	3,499	4	240,848	15,615,868	(5,505,957)	(176,071)	10,174,692

Distributions (See Notes 6 & 7)	-	-	-	(5,962,798)	5,505,957	176,071	(280,770)

Net Loss	-	-	-	(434,569)	-	-	(434,569)

Balances, December 31, 2022	3,499	$4	$240,848	$9,218,501	$-	$-	$9,459,353

See Notes to Consolidated Financial Statements.

F-38

SYNTEC OPTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
		(Restated)
Cash Flows From Operating Activities
Net (Loss) Income	$(434,569)	$3,252,155
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	3,140,601	3,208,728
Amortization of Debt Issuance Costs	10,847	10,847
Paycheck Protection Program Forgiveness Income	-	(2,050,100)
Loan Forgiveness - SBA 504 Loan	-	(18,904)
Interest Income Loan to Stockholder		(42,658)
Loss on Disposal of Property and Equipment	-	-
Change in Allowance for Doubtful Accounts	-	200,000
Change in Reserve for Obsolescence	(331,881)	295,255
Deferred Income Taxes	(507,913)	117,279
(Increase) Decrease in:
Accounts Receivable	(756,520)	(1,345,093)
Inventory	1,267,263	(248,995)
Federal Income Tax Receivable	100,000	675
Prepaid Expenses and Other Assets	(104,407)	(279,595)
Increase (Decrease) in:
Accounts Payables and Accrued Expenses	(597,709)	880,901
Federal Income Tax Payable	108,738	-
Deferred Revenue	34,265	124,139

Net Cash Provided By Operating Activities	1,928,715	4,104,634

Cash Flows From Investing Activities
Borrowings (Repayments) from Related Parties, Net	40,837	(26,334)
Purchases of Property and Equipment	(1,241,637)	(4,018,870)
Proceeds from Disposal of Property and Equipment	515,372	-

Net Cash Used in Investing Activities	(685,428)	(4,045,204)

Cash Flows From Financing Activities
Proceeds from Debt Obligations	-	2,000,000
(Repayments) Borrowings on Line of Credit, Net	(1,600,000)	3,428,798
Repayments on Debt Obligations	(917,400)	(763,683)
Repayments on Finance Lease Obligations	(222,376)	(317,760)
Loan to Stockholder		(4,610,674)
Distributions	(280,770)	(200,000)

Net Cash (Used in) Provided By Financing Activities	(3,020,546)	(463,319)

Net Decrease in Cash	(1,777,259)	(403,889)

Cash - Beginning	2,303,441	2,707,330

Cash - Ending	$526,182	$2,303,441

Supplemental Cash Flow Disclosures:

Cash Paid for Interest	$319,056	$177,862

Cash Paid for Taxes	$159,968	$-

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

Assets Acquired During the Year	$718,196	$3,920,617
Add: Asset Acquired and Included in Accounts Payable and Accrued Expenses in the Prior Year	546,654	644,907
Less: Asset Acquired and Included in Accounts Payable and Accrued Expenses in the Current Year	23,213	546,654
Cash Paid for Purchases of Property and Equipment	$1,241,637	$4,018,870
Distributions During the Year	$5,962,798	$200,000
Less: Loan to Stockholder Settled	5,505,957	-
Less: Stock Subscription Receivable Settled	176,071	-
Cash Paid for Distributions	$280,770	$200,000

See Notes to Consolidated Financial Statements.

F-39

Note 1	Nature of Business and Significant Accounting Policies

Nature of Business

Syntec Optics, Inc. (the Company or Syntec) is a vertically integrated manufacturer of optics and photonics components and sub-systems – from opto-mechanicals to optical elements of various geometries, diamond turned optics – both prototype and production, and optical systems including optics assembly, electro-optics assembly, design, and coating. Sales are made to customers in the United States and Europe in defense, medical, and consumer end-markets. The Company has one reporting segment as its operating segments meet the requirements for aggregation.

Effective December 28, 2022, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation (the Merger). Syntec Technologies, Inc. amended its name to Syntec Optics, Inc. Prior to this transaction, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were wholly owned subsidiaries of Syntec. Syntec offers a unifying platform to other optics and photonics companies that can be added through acquisition.

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Syntec Technologies, Inc. and its wholly owned subsidiaries, Rochester Tool and Mold, Inc. and Wordingham Machine Co., Inc. prior to the date of the Merger.

The consolidated financial statements also include the accounts of ELR Associates, LLC (ELR), a variable interest entity wherein the Company is the primary beneficiary. Syntec’s variable interest in ELR is the result of providing a guaranty of payment for ELR’s mortgage on the manufacturing facility used exclusively by Syntec.

The consolidated financial statements include the financial position and result of operations of ELR, consisting principally of cash and cash equivalents, other assets and property and equipment of approximately $2,149,000 and $2,283,000 (net of accumulated depreciation), respectively, and liabilities, consisting of deferred grant revenue and long-term debt, of approximately $1,948,000 and $2,062,000 as of December 31, 2022 and 2021, respectively and net income of approximately $155,000 and $103,000 for the years ended December 31, 2022 and 2021, respectively.

All significant intercompany accounts and transactions have been eliminated in consolidation.

F-40

Note 1	Nature of Business and Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that they are not exposed to any significant credit risk on cash. The Company also routinely assesses the financial strength of their customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Accounts Receivable

The Company grants credit to substantially all customers and carries its accounts receivable at original invoice, net of an allowance for uncollectible accounts and sales allowances. On a periodic basis, management evaluates accounts receivable and adjusts the allowance for uncollectible accounts and sales allowances. The allowance at December 31, 2022 and 2021 amounted to $213,100. Customer balances are written off when amounts are deemed uncollectible, or credits are issued. The Company generally does not accrue interest on past due balances.

Inventory

Inventory consists of raw materials, work-in-process, finished goods and allocated manufacturing labor and overhead. Inventory is stated at the lower of cost using the first-in, first-out basis or net realizable value. The Company provides inventory reserves for excess, obsolete, or slow-moving inventory, based on changes in customer demand, technology developments or other economic factors.

F-41

Note 1	Nature of Business and Significant Accounting Policies - Continued

Property and Equipment Net of Accumulated Deprecation

Property and equipment are stated at cost and is depreciated over the estimated useful lives of the respective assets. The cost of normal maintenance and repairs is charged to expense as incurred, whereas expenditures, which materially extend useful lives, are capitalized. When depreciable property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Machinery and Equipment	7
Building and Leasehold Improvements	14 – 15 and/or Lesser of Useful Life or Lease Term

Office Furniture and Equipment	3 - 5
Tooling	3 - 10
Vehicles	5

Long-Lived Assets

Long-lived assets, including property and equipment, are generally stated at cost. The Company reviews its long-lived assets, including right of use assets, for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such events or changes in circumstances are present, the carrying value of the asset is compared to the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2022 and 2021, no impairment charges were recorded.

Leases

The Company determines if an arrangement is or contains a lease at inception. The Company records right-of-use (ROU) assets and lease obligations for its finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. The payments are discounted using the rate implicit in the lease.

The lease term is defined as the non-cancellable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. Leases may also include options to terminate the arrangement or options to purchase the underlying asset. For leases with an initial term of 12 months or less, no ROU assets or lease obligations are recorded on the consolidated balance sheet and the Company recognizes short-term lease expense for these leases on a straight-line basis over the lease term.

F-42

Note 1	Nature of Business and Significant Accounting Policies - Continued

Leases - Continued

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. None of the Company’s lease agreements include material variable rental payments. The Company has elected to separate lease from non-lease components for all leases.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expense. Amortization expense for finance leases is recognized on a straight-line basis over the lease term and is included in cost of goods sold or general and administrative expense. Interest expense for finance leases is recognized using the effective interest method and is included in interest expense on the accompany consolidated statements of operations. Short-term rentals and payments associated with non-lease components are expensed as incurred.

Debt Issuance Costs

The Company defers certain costs incurred in connection with obtaining financing. Costs related to line of credit agreements are recorded as an asset and are amortized to interest expense over the term of the agreement. Costs related to long-term debt financing are presented as a direct deduction from the carrying amount of the related debt and amortized over the term of the related debt as additional interest.

Shipping and Handling Fees and Costs

Shipping and handling fees billed to the customer are recorded in net sales and the related costs incurred for shipping and handling are included in costs of goods sold.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2022 and 2021 amounted to $278,237 and $100,708, respectively.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. A valuation allowance is established when it is necessary to reduce deferred income tax assets to amounts for which realization is likely. In assessing the need for a valuation allowance, management estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards following tax law ordering rules.

F-43

Note 1	Nature of Business and Significant Accounting Policies - Continued

Income Taxes - Continued

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2022 or 2021. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2022 and 2021, the Company recognized no interest and penalties. The Company files U.S. federal tax returns and tax returns in various states.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. The Company did not have any dilutive shares for the years ended December 31, 2022 and 2021.

Fair Value of Financial Instruments

The Company follows the fair value measurement guidance required by accounting principles generally accepted in the United States of America for financial and nonfinancial assets and liabilities. This guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and borrowings approximate fair value, based on their terms or due to the short maturity of these instruments.

F-44

Note 1	Nature of Business and Significant Accounting Policies - Continued

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). ASU 2016-02 improves transparency and comparability among companies by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. ASU 2016-02 requires a lessee to recognize on the balance sheet a liability to make lease payments and a right-of-use (ROU) asset representing its right to use the underlying asset for the lease term for both finance and operating leases. The Company adopted this standard as of January 1, 2021, using the modified retrospective approach. In addition, we elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carry forward the historical lease classification and provided relief from reviewing existing contracts to determine if they contain leases. The Company did not elect to use hindsight in determining the lease term.

The adoption of this guidance did not result in a change to total assets or total liabilities as of January 1, 2021. The Company was not party to any material operating lease ROU assets or operating lease obligations as of January 1, 2021. The adoption of this guidance did not have a material impact to the consolidated statement of operations or consolidated statement of cash flows. See Note 13 for additional lease disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

F-45

Note 2	Revenue Recognition – As Restated

The Company recognizes revenue in accordance with Accounting Standard Codification 606, Revenue from Contracts with Customers (ASC 606), which provides a five-step model for recognizing revenue from contracts with customers as follows:

●	Identify the contract with a customer.
●	Identify the performance obligations in the contract.
●	Determine the transaction price.
●	Allocate the transaction price to the performance obligations in the contract.
●	Recognize revenue when or as performance obligations are satisfied.

The Company’s revenue is primarily derived from three categories of products and services, (i) the production and assembly of molded plastic optics parts including polymer and glass parts, opto-mechanicals, thin film coating, diamond turned optics and optical systems including electro-optics assembly, (“Products”) (ii) the manufacture of custom tooling used to manufacture molded products, and (“Custom Tooling”) (iii) non-recurring engineering services (“Non-Recurring Engineering’). The Company’s products are marketed and sold primarily to end-user commercial customers throughout the United States and Europe. Sales of products and services are subject to economic conditions and may fluctuate based on changes in the industry, trade policies and financial markets.

The Company assesses the contract term as the period in which the parties to the contract have presently enforceable rights and obligations. Certain customer contracts may provide for either party to terminate the contract upon written notice.

Nature of Products and Services

Revenue from the sale of molded plastic, polymer and glass parts, opto-mechanicals, thin film coating, diamond turned optics and optical systems is recognized upon transfer of control to the customer, which is typically upon shipment. These sales do not meet the criteria for revenue to be recognized over time. Customers are invoiced when a product is shipped against an open purchase order placed by the customer. If a delivered product does not meet delivery requirements due to rejects, it is shipped back, and a corresponding credit memo is issued or customer accepts all product and pays based on terms of 30 - 60 days from date of invoice or on fixed payment terms arranged with the customer. Rejected products are either reworked and shipped back to the customer or are scraped and replacement product is shipped to meet original customer demand. The amount of rejects from customers are based on technical specifications of the engineering drawings.

Revenue from custom tooling used to manufacture molded products is recognized upon transfer of control to the customer, which is typically upon shipment. These sales do not meet the criteria for revenue to be recognized over time. The customer is quoted specific payment terms that includes an advance payment for purchase orders where the customer desires to own the tools. Standard tooling terms are 50% down payment upon receipt of invoice, 25% upon toll completion due net 30 days from date of invoice, and 25% upon sample submittal to customer due net 30 days from date of invoice. The revenues for the payments for tools are recorded as deferred revenue until completion of the tools. The balance of the payment is recognized when initial samples of products manufactured from the use of the tools are shipped to the customer.

Revenue from non-recurring engineering services is recognized upon completion of the negotiated services. These sales do not meet the criteria for revenue to be recognized over time. Non-recurring engineering services are one-off items that are unique to programs such as expedite fees or set-up fees which are billed upon completion of the task with payment terms of 30 - 60 days from date of invoice.

The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated equipment and parts and not as a separate performance obligation.

F-46

Note 2	Revenue Recognition - Continued

In general, the Company recognizes revenue from tooling contracts upon delivery and acceptance by the customer, which signifies successful completion of the contract.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration. The Company’s contracts do not include variable consideration.

Contract Balances

The timing of revenue recognition generally aligns with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. Deferred revenue is recognized on the consolidated balance sheets when cash payments are received in advance of the Company satisfying its performance obligation. Deferred revenue is recognized as revenue on the consolidated statements of operations when the Company satisfies its performance obligation to the customer. Revenue recognized during the years ended December 31, 2022 and 2021 from amounts included in deferred revenue at the beginning of the period was $313,830 and $189,691, respectively. The Company does not have any contract assets.

Costs to Obtain a Contract

The Company did not incur costs of obtaining contracts expected to benefit longer than one year. As a result, there are no capitalized contract acquisition costs as of December 31, 2022 or 2021.

Disaggregated Revenues

The following table disaggregates revenue by revenue recognition methodologies as outlined above for the years ended December 31:

	2022	2021
Products	$26,075,627	$25,582,454
Custom Tooling	1,390,210	839,742
Non-Recurring Engineering	373,475	194,130

Total	$27,839,312	$26,616,326

Syntec Optics generates revenues from customers in the consumer, defense, and medical end markets. The definition of these markets that the Company uses to disaggregate these revenues is as follows:

●	Consumer: companies that use Syntec Optics’ components in their end-products that serve consumer applications
●	Defense: companies that use Syntec Optics’ components in their end-products that serve defense applications
●	Medical: companies that use Syntec Optics’ components in their end-products that serve medical applications

The following table disaggregates revenue by end market methodologies as outlined above for the years ended December 31:

	2022	2021
Consumer	$8,973,171	$7,866,461
Defense	7,410,224	7,607,168
Medical	11,455,917	11,142,697

Total	$27,839,312	$26,616,326

Note 3	Other Reimbursements

The Company has recorded $92,682 for overpayment of utility state sales taxes which has been included in accounts receivable in the accompanying consolidated balance sheet as of December 31, 2022, and other income in the accompanying consolidated statement of operations for the year ended December 31, 2022.

On August 9, 2022, the Company suffered a power outage that interrupted business and resulted in various equipment damage. The Company received $120,000 during 2022 from the insurer Acadia Insurance for repair costs that has been included in other income in the accompanying consolidated statement of operations for the year ended December 31, 2022. The Company has received confirmation from Acadia Insurance that it will be receiving an additional $61,722 for repair costs which will be paid in 2023. In addition, Acadia Insurance has provided guidelines to the Company for an additional interruption loss claim. The Company has estimated interruption income loss of $220,914 from loss of sales, $66,924 from loss of production, and $312,453 from loss of capacity. The claims are anticipated to be processed by Q2 2023 and will be recorded upon receipt.

F-47

Note 4	Inventory

Inventory consists of the following on December 31:

	2022	2021
Raw Materials	$865,499	$1,349,063
Work-in-Process	2,705,281	3,160,703
Finished Goods	247,289	575,566
	3,818,069	5,085,332
Less: Reserve for Obsolescence	191,709	523,590
Inventory, Net	$3,626,360	$4,561,742

Note 5	Property and Equipment

Property and equipment consists of the following on December 31:

	2022	2021

Machinery and Equipment	$30,595,840	$29,798,095
Building and Leasehold Improvements	5,082,901	4,951,809
Land	130,000	130,000
Office Furniture and Equipment	2,196,265	2,147,782
Tooling	103,860	103,860
Vehicles	24,059	24,059
Deposits and Other	-	400,716
	38,132,925	37,556,321
Less: Accumulated Depreciation	26,508,106	23,367,505

Property and Equipment, Net	$11,624,819	$14,188,816

Depreciation expense was $3,140,601 and $3,208,728 for the years ended December 31, 2022 and 2021, respectively.

Note 6	Loan to Stockholder – As Restated

As of December 31, 2021, the Company had an outstanding loan to stockholder that totaled $5,463,299. The loan bears interest at 2.00%. As of December 31, 2021, unpaid accrued interest amounted to $42,658 and is included in loan to stockholder in the accompanying Consolidated Balance Sheet. During 2022, the outstanding loan balance and accrued interest was settled via a non-cash distribution to the stockholder. The loan receivable is to the sole stockholder, it has been classified as a reduction to equity at December 31, 2021. The originally released financial statements presented this loan as an asset.  Based on the fact that the loan was made to the sole shareholder with no fixed repayment terms, these financial statements present the loan as a reduction to stockholder’s equity.  Further, the statement of cash flows has been revised to show the loan made as a financing activity rather than an investing activity and the interest earned as an adjustment to net income in the cash flows from operating activities. The restatement to the 2021 financial statements had no impact to net income or net income per share. The following is a summary of the changes due to restatement:

Statement	Classification	2021 (Original)	2021 (Restated)	Change
Consolidated Balance Sheets	Total Assets	32,816,988	27,311,031	(5,505,957)
Consolidated Balance Sheets	Total Stockholder’s Equity	15,680,649	10,174,692	(5,505,957)
Consolidated Statements of Changes in Stockholder’s Equity	Balances, January 1, 2021	12,628,494	11,775,869	(852,625)
Consolidated Statements of Changes in Stockholder’s Equity	Balances, December 31, 2021	15,680,649	10,174,692	(5,505,957)
Consolidated Statements of Cash Flows	Net Cash Provided by Operating Activities	4,147,292	4,104,634	(42,658)
Consolidated Statements of Cash Flows	Net Cash Used in Investing Activities	(8,698,536)	(4,045,204)	4,653,332
Consolidated Statements of Cash Flows	Net Cash (Used in) Provided By Financing Activities	4,147,355	(463,319)	(4,610,674)

Note 7	Subscription Receivable

Syntec loaned $300,000 to a stockholder of Syntec in 1999, the proceeds of which were used by the stockholder to acquire an outstanding interest in Syntec. Syntec has classified the loan receivable as an offset to equity with accrued interest income recorded to additional paid-in capital. Interest income of $3,283 during the year ended December 31, 2021, was recorded as an increase to additional paid-in capital. As of December 31, 2021, the outstanding balance amounted to $176,071. During 2022, the loan balance and accrued interest was settled via a non-cash distribution to the stockholder.

Note 8	Line of Credit

The Company has a line of credit available in the amount of $8,000,000 with Citizens Bank. Borrowings may be made against the line of credit as ABR Loans, Daily LIBOR Loans or LIBOR Loans, as defined in the credit agreement. The weighted average rate on outstanding borrowings as of December 31, 2022, was 4.85%. As of December 31, 2022 and 2021, the Company had $6,400,000 and $8,000,000, respectively, outstanding under the line of credit facility.

Borrowings under the line of credit and term notes (see Note 9) are secured by all assets of the Company. The line of credit and term notes contain customary covenants and restrictions on the Company’s ability to engage in certain activities and financial covenants requiring the Company to maintain certain financial ratios. The original release of these financial statements disclosed that the Company was in compliance with these financial covenants.   These financial statements have been restated to disclose that the Company failed to comply with the Consolidated Leverage Ratio and Consolidated Fixed Charge Coverage Ratio covenants as of December 31, 2022.  On June 22, 2023, the lender provided waiver for failure to comply with the aforementioned covenants.   The Company has concluded that it is probable that they will be in compliance with these and other covenants during 2023 and beyond.

F-48

Note 9	Long-Term Debt

Long-term debt consists of the following on December 31:

	2022	2021

The Company entered into a $2,000,000 term note payable with Citizens Bank, requiring monthly principal installments of $33,333 plus interest at the Adjusted LIBOR rate as defined in the credit agreement. The effective interest rate was 5.12% at December 31, 2022. The note matures in June 2023.	$199,126	$565,793

The Company entered into a $674,000 term note payable with the U.S. Small Business Administration, requiring monthly installments of $6,646, including interest at a fixed rate of 1.87%. The note matures in September 2026. The note is secured by certain assets of the Company and a personal guaranty of the Company’s stockholder.	267,438	335,661

The Company entered into a $2,000,000 term note payable with Citizens Bank, requiring monthly principal installments of $33,333, plus interest at the Adjusted LIBOR rate as defined in the credit agreement. The effective interest rate was 5.62% at December 31, 2022. The note matures in July 2026.	1,433,333	1,800,000

The Company entered into a $1,216,712 mortgage note payable with Citizens Bank, requiring monthly principal installments of $5,633, plus interest at the Adjusted LIBOR rate as defined in the credit agreement. The effective interest rate was 5.12% at December 31, 2022. The note matures in July 2023.	906,901	974,496

The Company entered into a $1,064,000 term note payable with the U.S. Small Business Administration, requiring monthly installments of $6,963, including fees and interest at a fixed rate of 2.22%. The note matures in June 2026. The note is secured by certain assets of the Company and a personal guaranty of the Company’s stockholder.	767,771	816,019

Total Long-Term Debt	3,574,569	4,491,969

Less: Unamortized Debt Issuance Costs	36,180	47,027

Long-Term Debt, Less Unamortized Debt Issuance Costs	3,538,389	4,444,942

Less: Current Maturities	1,624,851	984,050

Long-Term Debt	$1,913,538	$3,460,892

Aggregate annual maturities of the debt are estimated as follows:

December 31, 2023	$1,624,851
2024	521,241
2025	523,707
2026	341,053
2027	53,904
Thereafter	509,813
Total	$3,574,569

F-49

Note 10	Paycheck Protection Program Loan Forgiveness

In response to the potential financial effects resulting from the coronavirus outbreak, the Company applied for and received a loan through the Paycheck Protection Program (PPP) under the CARES Act during 2020. The Company applied for and received forgiveness of this loan in full by the Small Business Administration in October 2021 and the Company included this forgiveness income in the accompanying Consolidated Statement of Operations for the year ended December 31, 2021.

Note 11	Retirement Plan

The Company maintains a 401(k) retirement plan covering eligible employees of the Company. Under the plan, participants may defer up to 84% of their annual compensation, with Syntec matching 50% of employee contributions not to exceed 6% of annual compensation. Total contributions for the Company for the years ended December 31, 2022 and 2021 amounted to $170,839 and $140,882, respectively.

Note 12	Income Taxes

Following is a summary of the components giving rise to the income tax provision (benefit) for the years ended December 31:

	2022	2021
Current:
Federal	$308,738	$675
State	44,346	7,042
	353,084	7,717
Deferred Tax (Benefit) Provision	(507,913)	117,279

Total	$(154,829)	$124,996

F-50

Note 12	Income Taxes - Continued

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financing reporting purposes and the amount used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows as of December 31:

	2022	2021
Deferred Tax Assets (Liabilities):
New York State Investment Tax Credit	$1,295,898	$1,267,704
Massachusetts Research and Development Credit	478,564	385,619
Federal Research and Development Credit	-	295,871
Federal Work Opportunity Tax Credit	-	10,536
Section 174 Capitalization	531,553	-
Inventory Reserve	41,498	109,954
Accrued Management Fees	5,413	36,750
Other	11,210	8,347
Depreciation	(1,849,621)	(2,229,741)
Gain on Disposal	(14,157)	(13,734)
Valuation Allowance	(1,774,462)	(1,653,323)

Deferred Tax Liabilities, Net	$(1,274,104)	$(1,782,017)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income from continuing operations before income taxes as follows for the year ended December 31:

	2022	2021
Statutory Income Tax Rate	21.0%	21.0%
Increase (Decrease) In Tax Provision Resulting From:
State Income Taxes, Net of Federal Benefit	(5.0)%	0.2%
Federal Credits	13.9%	(4.8)%
State Tax Rate Change	(9.7)%	0.0%
State Tax Credits	17.4%	(7.9)%
PPP Loan Forgiveness	0.0%	(12.4)%
Change in Valuation Allowance	(17.4)%	7.9%
Pass Through Entity	5.5%	(0.1)%
Other, Net	0.6%	(0.2)%

Effective Tax Rate	26.3%	3.7%

F-51

Note 12	Income Taxes - Continued

The Company has significant deferred tax assets as a result of temporary differences between the taxable income on its tax return and U.S. GAAP income, federal and state R&D tax credit carryforwards. A deferred tax asset generally represents future tax benefits to be received when temporary differences previously reported in the consolidated financial statements become deductible for income tax purposes, or when tax credit carryforwards are utilized on the Company tax returns. The Company assesses the realizability of its deferred tax assets and the need for a valuation allowance based on the guidance provided in current financial accounting standards.

Significant judgment is required in determining the realizability of the Company’s deferred tax assets. The assessment of whether valuation allowances are required considers, amount other matters, the nature, frequency and severity of any current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring unused and tax planning alternatives. In analyzing the need for valuation allowances, the Company first considered its history of cumulative operating results for income tax purposes over the past several years in each of the tax jurisdictions which it operates, its recent financial performance, statutory carryforward periods and tax planning alternatives. In addition, the Company considered both its near-term and long-term financial outlook. After considering all available evidence (both positive and negative), the Company concluded that recognition of a valuation allowance was required in the amount of $1,774,462 and $1,653,323 December 31, 2022 and December 31, 2021, respectively.

New York state corporate tax reform has resulted in the reduction of the business income base rate for qualified manufacturers in New York State to 0% beginning in 2014 for Syntec. At December 31, 2022, the Company has $1,295,898 of New York State investment tax credit carryforwards, expiring in various years through 2037. The credits cannot be utilized unless the New York state tax rate is no longer 0%, and as such, the Company has recorded a valuation allowance against the full amount of these credit carryforwards (net of the federal benefit). In addition, the Company has approximately $478,564 of Massachusetts State Research and Development credit carryforwards, expiring in various years through 2037 that the Company has recorded a valuation allowance against.

F-52

Note 13	Leases

The Company has entered into lease agreements for equipment utilized in its manufacturing facility. As of December 31, 2022, these finance leases have been paid off. During 2022, the Company signed a five-year vehicle operating lease.

The components of operating and finance lease costs are as follows for the years ended December 31:

	2022	2021

Operating lease cost	$12,708	$-
Finance Lease Cost:
Amortization of assets	125,274	225,479
Interest on liabilities	5,690	16,684

Total lease cost	$143,672	$242,163

There were no variable payments or material short-term rentals for the year ended December 31, 2022.

Supplemental cash flow information related to leases are as follows for the years ended December 31:

	2022	2021
Cash paid for amounts included in measurement of lease obligations:
Operating cash flows from operating leases	$12,708	$-
Operating cash flows from finance leases	$5,690	$16,684
Financing cash flows from finance leases	$222,376	$317,759
Non-cash lease disclosures:
Operating lease assets obtained in exchange for operating lease liabilities	$72,709	$-

The following table summarizes weighted average remaining lease term and discount rates as of December 31:

	2022	2021
Weighted average remaining lease term (years)
Operating leases	4.25	N/A
Finance leases	N/A	1.22
Weighted average discount rate
Operating leases	6.40%	N/A
Finance leases	N/A	4.29%

Future maturities of our lease liabilities are as follows as of December 31:

2023	$16,944
2024	16,944
2025	16,944
2026	16,944
2027	4,236
Total Undiscounted Lease Obligations	72,012
Less: Imputed Interests	8,785

Present Value of Lease Obligations	$63,227

Note 14	Related Party Transactions

Accrued Management Fees

The Company pays a management fee to the majority stockholder for services provided to the Company. For the years ended December 31, 2022 and 2021, the management fee expense was $500,032 and $510,141, respectively. As of December 31, 2022 and 2021, unpaid management fees to the majority stockholder amounted to $25,000 and $175,000, respectively.

Other Related Party Transactions

SWI DISC, Inc. (the DISC) is owned by the majority stockholder of the Company. During 2014 the Company entered into a commission agreement with the DISC related to the Company’s foreign sales. Total commissions under the terms of this agreement amounted to $-0- for each of the years ended December 31, 2022 and 2021.

Note 15	Commitments and Contingencies

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note 16	Significant Customers

For the year ended December 31, 2022, the Company generated 50% of revenues from three customers. These three customers are in different end-markets utilizing diverse manufacturing capabilities from the Company. The outstanding accounts receivable due from these customers were approximately $3,895,000 as of December 31, 2022.

For the year ended December 31, 2021, the Company generated 54% of revenues from three customers. These three customers are in different end-markets utilizing diverse manufacturing capabilities from the Company. The outstanding accounts receivable due from these customers were approximately $3,412,000 as of December 31, 2021.

Note 17	Subsequent Event

Syntec Optics, Inc. entered into Agreement and Plan of Merger with OmniLit Acquisition Corp. (OmniLit), dated May 9 2023 in a tax-free reorganization provided for in Section 368(a) of the Internal Revenue Code of 1986. This agreement will result in the Company becoming a wholly owned subsidiary of OmniLit while the Company is expected to be the accounting acquirer. OmniLit is a publicly traded Special Purpose Acquisition Corporation (SPAC). This agreement is pending approval by the OmniLit shareholders. Certain trusts took interest in a total of 388 shares of Syntec Optics’ total of 3,499 shares. The majority stockholder and Chairman of Syntec Optics is also a shareholder, director and officer of OmniLit.

F-53

SYNTEC OPTICS, INC.

CONSOLIDATED FINANCIAL REPORT

For the Six Months Ended

June 30, 2023

F-54

Syntec Optics, Inc.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2023 AND DECEMBER 31, 2022

	June 30, 2023	December 31, 2022
	(unaudited)

ASSETS

Current Assets
Cash	$61,178	526,182
Accounts Receivable, Net	7,055,260	5,925,724
Inventory, Net	4,577,173	3,626,360
Prepaid Expenses and Other Assets	530,260	689,385

Total Current Assets	12,223,871	10,767,651

Property and Equipment, Net	11,070,931	11,624,819

Operating Lease Assets, Net	56,631	63,227

Total Assets	$23,351,433	$22,455,697

LIABILITIES AND STOCKHOLDER’S EQUITY

Current Liabilities
Accounts Payable	$1,181,835	$412,058
Accrued Expenses	578,141	539,966
Federal Income Tax Payable	557,983	108,738
Deferred Revenue	65,250	348,095
Line of Credit	6,724,114	6,400,000
Current Maturities of Debt Obligations	1,398,762	1,624,851
Current Maturities of Operating Lease Liabilities	16,944	13,374

Total Current Liabilities	10,523,029	9,447,082

Long-Term Liabilities
Long-Term Debt Obligations	1,658,051	1,913,538
Long-Term Operating Lease Liabilities	39,688	49,853
Due to Related Parties	-	11,767
Deferred Grant Revenue	300,000	300,000
Deferred Income Taxes	812,590	1,274,104

Total Long-Term Liabilities	2,810,329	3,549,262

Total Liabilities	13,333,358	12,996,344

Commitments and Contingencies (Note 14)

Stockholder’s Equity
Common Stock, Par value $.001 per share; 5,000 authorized;
3,499 issued and outstanding in 2023 and 2022	4	4
Additional Paid-In Capital	240,848	240,848
Retained Earnings	9,777,223	9,218,501

Total Stockholder’s Equity	10,018,075	9,459,353

Total Liabilities and Stockholder’s Equity	$23,351,433	$22,455,697

See Notes to Consolidated Financial Statements.

F-55

Syntec Optics, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

	2023	2022

Net Sales	$14,576,732	$13,864,227

Cost of Goods Sold	10,488,396	11,094,977

Gross Profit	4,088,336	2,769,250

General and Administrative Expenses	3,127,232	2,836,860

Income (Loss) from Operations	961,104	(67,610)

Other Income (Expense)
Interest Expense, Including Amortization of Debt Issuance Costs	(261,583)	(116,233)
Other Income	49,807	468

Total Other Expense	(211,775)	(115,765)

(Loss) Income Before (Benefit From) Provision for Income Taxes	749,328	(183,375)

(Benefit From) Provision for Income Taxes	128,541	(49,691)

Net (Loss) Income	$620,787	$(133,684)

Net (Loss) Income per Common Share
Basic and diluted	$177.42	$(38.21)

Weighted Average Number of Common Shares Outstanding
Basic and diluted	3,499	3,499

See Notes to Consolidated Financial Statements.

F-56

Syntec Optics, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 and JUNE 30, 2023 (UNAUDITED)

			Additional			Stock
	Common Stock		Paid-In	Retained	Loan to	Subscription
	Shares	Amount	Capital	Earnings	Stockholder	Receivable	Total

Balances, January 1, 2022	3,499	$4	$240,848	$15,615,868	$(5,505,957)	$(176,071)	$10,174,69

Loan to Stockholder					-		$-

Distributions (See Notes 6 & 7)	-	-	-	(5,722,029)	5,505,957	176,071	(40,001)

Interest	-	-	-	-	-	-	-

Net Income	-	-	-	(133,684)	-	-	(133,684)

Balances, June 30, 2022	3,499	4	240,848	9,760,155	-	-	10,001,007

Balances, January 1, 2023	3,499	4	240,848	$9,218,501		$	9,459,353

Distributions	-	-	-	(62,065)			(62,065)

Net Income	-	-	-	620,787	-	-	620,787

Balances, June 30, 2023	3,499	$4	$240,848	$9,777,223	$-	$-	$10,018,075

See Notes to Consolidated Financial Statements.

F-57

Syntec Optics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

	2023	2022
Cash Flows From Operating Activities
Net (Loss) Income	$620,787	$(133,684)
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by
Operating Activities:
Depreciation and Amortization	1,404,552	1,469,775
Amortization of Debt Issuance Costs	4,825	5,423
Change in Allowance for Expected Credit Losses	48,080	-
Change in Reserve for Obsolescence	(8,032)	(151,468)
Deferred Income Taxes	(461,514)	(481,726)
(Increase) Decrease in:
Accounts Receivable	(1,177,615)	341,307
Inventory	(942,781)	395,446
Federal Income Tax Receivable	-	48,341
Prepaid Expenses and Other Assets	159,125	261,980
Increase (Decrease) in:
Accounts Payables and Accrued Expenses	773,821	(390,416)
Federal Income Tax Payable	449,245	364,824
Deferred Revenue	(282,845)	(75,133)

Net Cash Provided By Operating Activities	587,648	1,654,669

Cash Flows From Investing Activities
Purchases of Property and Equipment	(828,299)	(956,018)

Net Cash Used in Investing Activities	(828,299)	(956,018)

Cash Flows From Financing Activities
(Repayments) Borrowings on Line of Credit, Net	324,114	(1,000,000)
Repayments on Debt Obligations	(486,402)	(451,947)
Repayments on Finance Lease Obligations	-	(93,451)
Distributions	(62,065)	(40,001)

Net Cash Used in Financing Activities	(224,353)	(1,585,399)

Net Decrease in Cash	(465,004)	(886,748)

Cash - Beginning	526,182	2,303,441

Cash - Ending	$61,178	$1,416,693

Supplemental Cash Flow Disclosures:

Cash Paid for Interest	$267,220	$110,809
Cash Paid for Taxes	$140,810	$-

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

Assets Acquired During the Period	$850,664	$409,364
Add: Asset Acquired and Included in Accounts
Payable and Accrued Expenses in the Prior Period	26,394	546,654
Less: Asset Acquired and Included in Accounts
Payable and Accrued Expenses in the Current Period	48,758	-
Cash Paid for Purchases of Property and Equipment	$828,299	$956,018

Distributions During the Period	$62,065	$5,722,029
Less: Loan to Stockholder Settled	-	5,505,957
Less: Stock Subscription Receivable Settled	-	176,071
Cash Paid for Distributions	$62,065	$40,001

See Notes to Consolidated Financial Statements.

F-58

Syntec Optics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JunE 30, 2023 AND 2022

Note 1	Nature of Business and Significant Accounting Policies

Nature of Business

Syntec Optics, Inc. (the Company or Syntec) is a vertically integrated manufacturer of optics and photonics components and sub-systems – from opto-mechanicals to optical elements of various geometries, diamond turned optics – both prototype and production, and optical systems including optics assembly, electro-optics assembly, design, and coating. Sales are made to customers in the United States and Europe in defense, medical, and consumer end-markets. The Company has one reporting segment as its operating segments meet the requirements for aggregation.

Effective December 28, 2022, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation (the Merger). Syntec Technologies, Inc. amended its name to Syntec Optics, Inc. Prior to this transaction, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were wholly owned subsidiaries of Syntec. Syntec offers a unifying platform to other optics and photonics companies that can be added through acquisition.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information in accordance with Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in unaudited condensed financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The interim results for the six-month periods ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023, or for any future period.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Syntec Technologies, Inc. and its wholly owned subsidiaries, Rochester Tool and Mold, Inc. and Wordingham Machine Co., Inc. prior to the date of the Merger.

The consolidated financial statements also include the accounts of ELR Associates, LLC (ELR), a variable interest entity wherein the Company is the primary beneficiary. Syntec’s variable interest in ELR is the result of providing a guaranty of payment for ELR’s mortgage on the manufacturing facility used exclusively by Syntec.

The consolidated financial statements include the financial position and result of operations of ELR, consisting principally of cash and cash equivalents, other assets and property and equipment of approximately $2,107,000 and $2,149,000 (net of accumulated depreciation) and liabilities, consisting of deferred grant revenue and long-term debt, of approximately $1,903,000 and $1,948,000 as of June 30, 2023 and December 31, 2022, respectively and net income of approximately $75,400 for the six months ended June 30, 2023, respectively.

All significant intercompany accounts and transactions have been eliminated in consolidation.

F-59

Note 1	Nature of Business and Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that they are not exposed to any significant credit risk on cash. The Company also routinely assesses the financial strength of their customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Accounts Receivable

The Company grants credit to substantially all customers and carries its accounts receivable at original invoice, net of an allowance for expected credit losses. On a periodic basis, management evaluates accounts receivable and adjusts the allowance for expected credit losses. The allowance at June 30, 2023 and December 31, 2022 amounted to approximately $165,000 and $213,000, respectively. Customer balances are written off when amounts are deemed uncollectible or credits are issued. The Company generally does not accrue interest on past due balances.

Inventory

Inventory consists of raw materials, work-in-process, finished goods and allocated manufacturing labor and overhead. Inventory is stated at the lower of cost using the first-in, first-out basis or net realizable value. The Company provides inventory reserves for excess, obsolete, or slow-moving inventory, based on changes in customer demand, technology developments or other economic factors.

F-60

Note 1	Nature of Business and Significant Accounting Policies - Continued

Property and Equipment Net of Accumulated Deprecation

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the respective assets. The cost of normal maintenance and repairs is charged to expense as incurred, whereas expenditures, which materially extend useful lives, are capitalized. When depreciable property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Machinery and Equipment	7
Building and Leasehold Improvements	14 – 15 and/or Lesser of
Useful Life or Lease Term
Office Furniture and Equipment	3 - 5
Tooling	3 - 10
Vehicles	5

Long-Lived Assets

Long-lived assets, including property and equipment, are generally stated at cost. The Company reviews its long-lived assets, including right of use assets, for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such events or changes in circumstances are present, the carrying value of the asset is compared to the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the six months ended June 30, 2023, and year ended December 31, 2022, no material impairment charges were recorded.

Leases

The Company determines if an arrangement is or contains a lease at inception. The Company records right-of-use (ROU) assets and lease obligations for its finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. The payments are discounted using the rate implicit in the lease.

The lease term is defined as the non-cancelable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. Leases may also include options to terminate the arrangement or options to purchase the underlying asset. For leases with an initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet and the Company recognizes short-term lease expense for these leases on a straight-line basis over the lease term.

F-61

Note 1	Nature of Business and Significant Accounting Policies - Continued

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. None of the Company’s lease agreements include variable rental payments. The Company has elected to separate lease from non-lease components for all leases.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expense. Amortization expense for finance leases is recognized on a straight-line basis over the lease term and is included in cost of goods sold or general and administrative expense. Interest expense for finance leases is recognized using the effective interest method. Short-term rentals and payments associated with non-lease components are expensed as incurred.

.

Debt Issuance Costs

The Company defers certain costs incurred in connection with obtaining financing. Costs related to line of credit agreements are recorded as an asset and are amortized to interest expense over the term of the agreement. Costs related to long-term debt financing are presented as a direct deduction from the carrying amount of the related debt and amortized over the term of the related debt as additional interest.

Shipping and Handling Fees and Costs

Shipping and handling fees billed to the customer are recorded in net sales and the related costs incurred for shipping and handling are included in costs of goods sold.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense for the six months ended June 30, 2023 and 2022 amounted to $94,553 and $136,569, respectively.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income items is based on enacted tax laws, including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. A valuation allowance is established when it is necessary to reduce deferred income tax assets to amounts for which realization is likely. In assessing the need for a valuation allowance, management estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards following tax law ordering rules.

F-62

Note 1	Nature of Business and Significant Accounting Policies - Continued

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of June 30, 2023 or 2022. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the six months ended June 30, 2023 and 2022, the Company recognized no interest and penalties. The Company files U.S. federal tax returns and tax returns in various states.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. The Company did not have any dilutive shares for the three and six months ended June 30, 2023 and 2022.

Fair Value of Financial Instruments

The Company follows the fair value measurement guidance required by accounting principles generally accepted in the United States of America for financial and nonfinancial assets and liabilities. This guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and borrowings approximate fair value, based on their terms or due to the short maturity of these instruments.

F-63

Note 1	Nature of Business and Significant Accounting Policies - Continued

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 – Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on its consolidated financial statements.

F-64

Note 2	Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Codification 606, Revenue from Contracts with Customers (ASC 606), which provides a five-step model for recognizing revenue from contracts with customers as follows:

●	Identify the contract with a customer
●	Identify the performance obligations in the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations in the contract
●	Recognize revenue when or as performance obligations are satisfied

The Company’s revenue is primarily derived from three categories of products and services, (i) the production and assembly of molded plastic optics parts including polymer and glass parts, opto-mechanicals, thin film coating, diamond turned optics and optical systems including electro-optics assembly, (“Products”) (ii) the manufacture of custom tooling used to manufacture molded products, and (“Custom Tooling”) (iii) non-recurring engineering services (“Non-Recurring Engineering’). The Company’s products are marketed and sold primarily to end-user commercial customers throughout the United States and Europe. Sales of products and services are subject to economic conditions and may fluctuate based on changes in the industry, trade policies and financial markets.

The Company assesses the contract term as the period in which the parties to the contract have presently enforceable rights and obligations. Certain customer contracts may provide for either party to terminate the contract upon written notice.

Nature of Products and Services

Revenue from the sale of molded plastic, polymer and glass parts, opto-mechanicals, thin film coating, diamond turned optic and optical systems is recognized upon transfer of control to the customer, which is typically upon shipment. These sales do not meet the criteria for revenue to be recognized over time. The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated equipment and parts and not as a separate performance obligation.

In general, the Company recognizes revenue from tooling contracts upon delivery and acceptance by the customer, which signifies successful completion of the contract.

F-65

Note 2	Revenue Recognition - Continued

Revenue from non-recurring engineering services is recognized upon completion of the negotiated services. These sales do not meet the criteria for revenue to be recognized over time. Non-recurring engineering services are one-off items that are unique to programs such as expedite fees or set-up fees which are billed upon completion of the task with payment terms of 30 - 60 days from date of invoice.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration. The Company’s contracts do not include variable consideration.

Contract Balances

The timing of revenue recognition generally aligns with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. Deferred revenue is recognized on the consolidated balance sheets when cash payments are received in advance of the Company satisfying its performance obligation. Deferred revenue is recognized as revenue on the consolidated statements of operations when the Company satisfies its performance obligation to the customer. Revenue recognized during the six months ended June 30, 2023 and 2022 from amounts included in deferred revenue at the beginning of the period was $442,115 and $248,815, respectively. The Company does not have any contract assets.

Costs to Obtain a Contract

The Company did not incur costs of obtaining contracts expected to benefit longer than one year. As a result, there are no capitalized contract acquisition costs as of June 30, 2023 or December 31, 2022.

Disaggregated Revenues

The following table disaggregates revenue by revenue recognition methodologies as outlined above for the six months ended June 30:

	Six Months Ended
	June 30, 2023	June 30, 2022
Products	$12,272,586	$13,147,717
Custom Tooling	1,114,061	551,600
Non-Recurring Engineering	1,190,085	164,910

Total	$14,576,732	$13,864,227

Syntec Optics generates revenues from customers in the consumer, defense, and medical end markets. The definition of these markets that the Company uses to disaggregate these revenues is as follows:

●	Consumer: companies that use Syntec Optics’ components in their end-products that serve consumer applications
●	Defense: companies that use Syntec Optics’ components in their end-products that serve defense applications
●	Medical: companies that use Syntec Optics’ components in their end-products that serve medical applications

The following table disaggregates revenue by end market methodologies as outlined above for the six months ended June 30:

	Six Months Ended
	June 30, 2023	June 30, 2022
Consumer	$4,868,907	$5,026,378
Defense	4,506,390	3,207,925
Medical	5,201,435	5,629,924

Total	$14,576,732	$13,864,227

Note 3	Other Reimbursements

On August 9, 2022, the Company suffered a power outage that interrupted business and resulted in various equipment damage. The Company received $120,000 during Q3 2022 from the insurer Acadia Insurance for repair costs that has been included in other income in the consolidated statement of operations for the year ended December 31, 2022. The Company has received confirmation from Acadia Insurance that it will be receiving an additional $61,722 for repair costs which will be paid in 2023. In addition, Acadia Insurance has provided guidelines to the Company for an additional interruption loss claim. The Company has estimated interruption income loss of $220,914 from loss of sales, $66,924 from loss of production, and $312,453 from loss of capacity. The claims are anticipated to be processed in the second half of 2023 and will be recorded when received.

F-66

Note 4	Inventory

Inventory consists of the following at June 30, 2023 and December 31, 2022:

	2023	2022

Raw Materials	$1,026,209	$865,499
Work-in-Process	3,047,904	2,705,281
Finished Goods	686,737	247,289
	4,760,850	3,818,069
Less: Reserve for Obsolescence	183,677	191,709

Inventory, Net	$4,577,173	$3,626,360

Note 5	Property and Equipment

Property and equipment consists of the following at June 30, 2023 and December 31, 2022:

	2023	2022

Machinery and Equipment	$31,404,069	$30,595,840
Building and Leasehold Improvements	5,093,987	5,082,901
Land	130,000	130,000
Office Furniture and Equipment	2,227,383	2,196,265
Tooling	103,860	103,860
Vehicles	24,059	24,059
Deposits and Other	231	-
	38,983,589	38,132,925
Less: Accumulated Depreciation	27,912,658	26,508,106

Property and Equipment, Net	$11,070,931	$11,624,819

Depreciation expenses were approximately $1,405,000 and $1,470,000 for the six months ended June 30, 2023 and 2022, respectively.

Note 6	Loan to Stockholder

As of December 31, 2021, the Company had an outstanding loan to stockholder that totaled $5,463,299. The loan bears interest at 2.00%. As of December 31, 2021, unpaid accrued interest amounted to $42,658 and is included in loan to stockholder in the accompanying Consolidated Balance Sheet. During 2022, the outstanding loan balance and accrued interest was settled via a non-cash distribution to the stockholder. The loan receivable is to the sole stockholder, it has been classified as a reduction to equity at December 31, 2021. Based on the fact that the loan was made to the sole shareholder with no fixed repayment terms, these financial statements present the loan as a reduction to stockholder’s equity.

Note 7	Subscription Receivable

Syntec loaned $300,000 to a stockholder of Syntec in 1999, the proceeds of which were used by the stockholder to acquire an outstanding interest in Syntec. Syntec has classified the loan receivable as an offset to equity with accrued interest income recorded to additional paid-in capital. Interest income of $3,283 during the year ended December 31, 2021 was recorded as an increase to additional paid-in capital. During 2022, the loan balance and accrued interest amounting to $176,071 in the aggregate was settled via a non-cash distribution to the stockholder.

F-67

Note 8	Line of Credit

The Company has a line of credit available in the amount of $8,000,000 with Citizens Bank. Borrowings may be made against the line of credit as ABR Loans, Daily LIBOR Loans or LIBOR Loans, as defined in the credit agreement. The weighted average rate on outstanding borrowings as of June 30, 2023 was 6.98%. As of June 30, 2023 and December 31, 2022, the Company had $6,724,114 and $6,400,000, respectively, outstanding under the line of credit facility.

The line of credit and term notes contain customary covenants and restrictions on the Company’s ability to engage in certain activities and financial covenants requiring the Company to maintain certain financial ratios. At June 30, 2023 the Company was in compliance with these financial covenants.

Note 9	Long-Term Debt

Long-term debt consists of the following at June 30, 2023 and December 31, 2022:

	2023	2022

The Company entered into a $2,000,000 term note payable with Citizens Bank, requiring monthly principal installments of $33,333 plus interest at the Adjusted LIBOR rate as defined in the credit agreement. The effective interest rate was 6.17% at June 30, 2023. The note matured and was paid full in June 2023.	$-	$199,126

The Company entered into a $674,000 term note payable with the U.S. Small Business Administration, requiring monthly installments of $6,646, including interest at a fixed rate of 1.87%. The note matures in September 2026. The note is secured by certain assets of the Company and a personal guaranty of the Company’s stockholder.	232,854	267,438

The Company entered into a $2,000,000 term note payable with Citizens Bank, requiring monthly principal installments of $33,333, plus interest at the Adjusted LIBOR rate as defined in the credit agreement. The effective interest rate was 8.41% at June 30, 2023. The note matures in July 2026.	1,233,333	1,433,333

The Company entered into a $1,216,712 mortgage note payable with Citizens Bank, requiring monthly principal installments of $5,633, plus interest at the Adjusted LIBOR rate as defined in the credit agreement. The effective interest rate was 8.16% at June 30, 2023. The note matures in July 2023 however, the Company agreed to an extension with Citizens Bank through September 2023 at which point there will be a negotiation on re-financing of the note.	878,736	906,901

The Company entered into a $1,064,000 term note payable with the U.S. Small Business Administration, requiring monthly installments of $6,963, including fees and interest at a fixed rate of 2.22%. The note matures in June 2026. The note is secured by certain assets of the Company and a personal guaranty of the Company’s stockholder.	743,243	767,771

Total Long-Term Debt	3,088,166	3,574,569

Less: Unamortized Debt Issuance Costs	31,353	36,180

Long-Term Debt, Less Unamortized Debt Issuance Costs	3,056,813	3,538,389

Less: Current Maturities	1,398,762	1,624,851

Long-Term Debt	$1,658,051	$1,913,538

F-68

Note 9	Long-Term Debt- Continued

Aggregate annual maturities of the debt are estimated as follows:

December 31,	2023	$1,138,447
	2024	521,240
	2025	523,707
	2026	341,056
	2027	53,904
	Thereafter	509,812

Total		$3,088,166

Note 10	Retirement Plan

The Company maintains a 401(k) retirement plan covering eligible employees of the Company and its affiliate. Under the plan, participants may defer up to 84% of their annual compensation, with Syntec matching 50% of employee contributions not to exceed 6% of annual compensation. Total contributions for the Company for the six months ended June 30, 2023 and 2022 amounted to $94,330 and $79,760, respectively.

Note 11	Income Taxes

The income tax provision for interim periods is determined using an estimate of the annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. Each quarter, the estimate of the annual effective tax rate is updated, and if the estimated effective tax rate changes, a cumulative adjustment is made.

The effective income tax rate was 17.15% and 27.10% for the six months ended June 30, 2023 and 2022, respectively. The effective tax rate for the six months ended June 30, 2023 and 2022 does not include any discrete tax benefits.

F-69

Note 12	Leases

The Company has entered into lease agreements for equipment utilized in its manufacturing facility. As of December 31, 2022, these finance leases have been paid off. During 2022, the Company signed a five-year vehicle operating lease.

The components of operating and finance lease costs are as follows for the six months ended June 30:

	Six Months Ended
	June 30, 2023	June 30, 2022
Operating lease cost	$8,472	$-
Finance Lease Cost:
Amortization of assets	-	62,637
Interest on liabilities	-	4,096

Total lease cost	$8,472	$66,733

There were no variable payments or material short-term rentals for the six months ended June 30, 2023.

Supplemental cash flow information related to leases are as follows for the six months ended June 30:

	2023	2022
Cash paid for amounts included in measurement of lease obligations:
Operating cash flows from operating leases	$8,472	$-
Operating cash flows from finance leases	-	4,096
Financing cash flows from finance leases	-	93,451
Non-cash lease disclosures:
Operating lease assets obtained in exchange for operating lease liabilites	-	72,709

The following table summarizes weighted average remaining lease term and discount rates as of June 30, 2023 and December 31, 2022:

	2023	2022
Weighted average remaining lease term (years)
Operating leases	3.75	4.25
Finance leases	N/A	N/A
Weighted average discount rate
Operating leases	6.40%	6.40%
Finance leases	N/A	N/A

F-70

Note 12	Leases- Continued

Future maturities of our lease liabilities are as follows as of June 30:

2023	$8,472
2024	16,944
2025	16,944
2026	16,944
2027	4,237
Total Undiscounted Lease Obligations	63,541
Less: Imputed Interests	6,909

Present Value of Lease Obligations	$56,632

Note 13	Related Party Transactions

Accrued Management Fees

The Company pays a management fee to the majority stockholder and officer for services provided to the Company. The management fee expenses for the six months ended June 30, 2023 and 2022, were $212,516 and $162,035, respectively. As of June 30, 2023 and December 31, 2022, unpaid management fees to the majority stockholder amounted to $125,000 and $25,000, respectively and included in the accrued expenses line on the accompanying consolidated balance sheets.

Other Related Party Transactions

SWI DISC, Inc. (the DISC) is owned by the majority stockholder of the Company. During 2014 the Company entered into a commission agreement with the DISC related to the Company’s foreign sales. Total commissions under the terms of this agreement amounted to $-0- for the six months ended June 30, 2023 and 2022.

Note 14	Commitments and Contingencies

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note 15	Significant Customers

For the six months ended June 30, 2023, the Company generated 51% of revenues from three customers. These three customers are in different end-markets utilizing diverse manufacturing capabilities from the Company. The outstanding accounts receivable due from these customers were approximately $4,750,000 as of June 30, 2023.

For the six months ended June 30, 2022, the Company generated 62% of revenues from four customers. These four customers are in different end-markets utilizing diverse manufacturing capabilities from the Company.

Note 16	Pending Merger

Syntec Optics, Inc. entered into Agreement and Plan of Merger with OmniLit Acquisition Corp. (OmniLit), dated May 9, 2023 in a tax-free reorganization provided for in Section 368(a) of the Internal Revenue Code of 1986. This agreement will result in the Company becoming a wholly owned subsidiary of OmniLit while the Company is expected to be the accounting acquirer. OmniLit is a publicly traded Special Purpose Acquisition Corporation (SPAC). This agreement is pending approval by the OmniLit shareholders. The majority stockholder and Chairman of Syntec Optics is also a shareholder, director and officer of OmniLit.

F-71

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

New Syntec Optics’ second amended and restated will provide for indemnification of New Syntec Optics’ directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and the proposed bylaws will provide for indemnification of New Syntec Optics’ directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, New Syntec Optics will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Syntec Optics, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and financial statements schedules

Exhibits.

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of May 9, by and among OmniLit Acquisition Corp., OmniLit Merger Sub, Inc. and Syntec Optics Group, Inc. (included as Annex A to the proxy statement/prospectus).

3.1*	Certificate of Incorporation of OmniLit Acquisition Corp. (incorporated by reference to Exhibit 3.1 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

3.2*	Form of Amended and Restated Certificate of Incorporation of OmniLit Acquisition Corp. (incorporated by reference to Exhibit 3.2 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

3.3	Amendment to the Amended and Restated Certificate of Incorporation of OmniLit Acquisition Corp., filed with the Secretary of State of the State of Delaware on December 30, 2022.

3.4	Amendment to the Amended and Restated Certificate of Incorporation of OmniLit Acquisition Corp., filed with the Secretary of State of the State of Delaware on February 1, 2023.

3.5	Form of Second Amended and Restated Certificate of Incorporation (to be effective upon consummation of the Merger) (included as Annex B to the proxy statement/prospectus).

3.6	Form of Amended and Restated Bylaws (to be effective upon consummation of the Merger) (included as Annex C to the proxy statement/prospectus).

II-1

Exhibit
Number	Description

4.1*	Specimen Unit Certificate of OmniLit Acquisition Corp. (incorporated by reference to Exhibit 4.1 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

4.2*	Specimen Class A Common Stock Certificate of OmniLit Acquisition Corp. (incorporated by reference to Exhibit 4.2 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

4.3*	Specimen Warrant Certificate of OmniLit Acquisition Corp. (incorporated by reference to Exhibit 4.3 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

4.4*	Warrant Agreement, dated as of November 8, 2021, between OmniLit Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

4.5	Specimen Common Share Certificate of Syntec Optics

4.6*	Registration Rights Agreement, dated as of November 8, 2021, by and among OmniLit Acquisition Corp., OmniLit Sponsor LLC and certain security holders (incorporated by reference to Exhibit 10.4 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

4.7	Form of Amended and Restated Registration Rights Agreement (to be effective upon consummation of the Merger) (included as Annex D to the proxy statement/prospectus).

5.1	Opinion of Ropes & Gray LLP as to the validity of OmniLit Acquisition Corp. common stock to be issued

8.1	Tax Opinion of Woods Oviatt Gilman, LLP

10.1*	Investment Management Trust Agreement, dated as of November 8, 2021, by and between Continental Stock & Trust Company and OmniLit Acquisition Corp. (incorporated by reference to Exhibit 10.3 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

10.2*	Amendment No. 1 to Investment Management Trust Agreement, dated as of November 8, 2021, by and between Continental Stock Transfer & Trust Company and OmniLit Acquisition Corp. (incorporated by reference to the OmniLit Acquisition Corp.’s Current Report on Form 8-K filed December 22, 2022).

10.3*	Letter Agreements, dated as of November 8, 2021, by and among OmniLit Acquisition Corp., OmniLit Sponsor, LLC and each of OmniLit Acquisition Corp.’s officers and directors (incorporated by reference to Exhibit 10.1 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

10.4	Sponsor Support Agreement, dated as of May 9, 2023, by and among OmniLit Sponsor, LLC, Syntec Optics and OmniLit Sponsor, LLC (included as Annex E to the proxy statement/prospectus).

II-2

Exhibit
Number	Description

10.5	OmniLit Combination 2023 Equity Incentive Plan (included as Annex F to the proxy statement/prospectus).

10.6	New Syntec Optics’ Employee Stock Purchase Plan (included as Annex G to the proxy statement/prospectus).

10.7*	Form of Indemnity Agreement. (incorporated by reference to Exhibit 10.7 of OmniLit Acquisition Corp.’s Amendment No. 1 to Form S-1 filed with the SEC on November 1, 2021).

10.8	Form of Earnout RSU Award Agreement

10.9	Lease, dated as of July 23, 2015, between Syntec Optics and ELR LLC

21.1	List of Subsidiaries.

23.1	Consent of Freed Maxick CPAs, P.C., independent registered accounting firm for Syntec Optics

23.2	Consent of Marcum, LLP, independent registered accounting firm for OmniLit Acquisition Corp.

23.3	Consent of Ropes & Gray LLP (included in Exhibit 5.1).

23.4	Consent of The Benchmark Company, LLC, financial advisor to the Special Committee

24.1	Power of Attorney (included on signature page to the initial filing of the Registration Statement).

99.1	Form of Proxy for Annual Meeting.

99.2	Consent of Al Kapoor, as designee to the board of directors.

99.3	Consent of Robert O. Nelson II, as designee to the board of directors.

99.4	Consent of Albert A. Manzone, as designee to the board of directors.

99.5	Consent of Wally Bishop, as designee to the board of directors.

99.6	Consent of Brent Rosenthal, as designee to the board of directors.

99.7	Consent of Joseph Mohr, as designee to the board of directors.

107	Filing Fee Table.

*	Previously filed.

**	To be filed by amendment.

II-3

Item 22. Undertakings

The undersigned registrant hereby undertakes:

●	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

●	To include any prospectus required by Section 10(a)(3) of the Securities Act;

●	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

●	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

●	That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;

●	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

●	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a) (3) of the Securities Act need not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

●	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

●	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

●	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

●	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the October 5, 2023.

OMNILIT ACQUISITION CORP

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

NAME	POSITION	DATE

/s/ Al Kapoor.	Chairman & Chief Executive Officer	October 5, 2023
Al Kapoor

/s/ Robert O Nelson II	Chief Financial Officer and Secretary	October 5, 2023
Robert O Nelson II

/s/ Wally Bishop	Director	October 5, 2023
Wally Bishop

/s/ Brent Rosenthal	Director	October 5, 2023
Brent Rosenthal

/s/ Albert Manzone	Director	October 5, 2023
Albert Manzone

/s/ Al Kapoor
Al Kapoor
Attorney-in-fact

II-5

Annex H

May 9, 2023

STRICTLY CONFIDENTIAL

The Committee of Independent Directors of the Board of Directors

OmniLit Acquisition Corp.

To the members of the Committee of Independent Directors:

We understand that OmniLit Acquisition Corp. (“OmniLit”, “OLIT”), intends to pursue a business combination transaction (the “Transaction”) on the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) to be entered into by and among OmniLit, Optics Merger Sub Inc. (“Merger Sub”), and Syntec Optics, Inc. (“Syntec”, the “Company”), pursuant to which, as currently contemplated: (a) on the Closing Date, (i) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of OmniLit (the “Merger”) and (ii) OmniLit will change its name to “Syntec Optics Holdings, Inc.”; (b) upon the Effective Time, all shares of Company Capital Stock will be converted into the right to receive shares of OmniLit Post-Merger Class A Common Stock; (c) at the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Common Stock or any other party, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration; (d) Aggregate Merger Consideration means (i) $325,000,000, minus (ii) the Company Net Debt Amount; and (e) at the Closing, OmniLit shall issue up to 28,000,000 restricted stock units (the “Earnout RSUs”) to the Company’s existing stockholders as of immediately prior to the Closing and to management of the Surviving Corporation, including (i) 26,000,000 additional shares of Common Stock (the “Contingent Earnout”) to the Company’s existing stockholders as of immediately prior to the Closing, which Contingent Earnout shares will vest upon OmniLit Common Stock achieving the following stock trading price thresholds (the “Contingent Earnout Trigger Price”) following the Closing: one-third at $12.50 per share, one-third at $14.00 per share, and one-third at $15.50 per share, and (ii) 2,000,000 shares of Common Stock (the “Performance-based Earnout”) to members of the management team of Surviving Corporation from time to time, which Performance-based Earnout shares shall be awarded by the Board of Directors in its sole discretion but may be based on the Surviving Corporation achieving the following performance threshold following the Closing: one-half at achieving revenue of $75 million and adjusted EBITDA of $22.6 million based on 2024 financial audited statements, and one-half at achieving revenue of $196 million and adjusted EBITDA of $50.6 million based on the 2025 financial audit statement. The terms of the Transaction are more fully set forth in the Agreement. Terms capitalized but otherwise not defined shall have their respective meanings set forth in the Agreement.

The Committee of Independent Directors (the “Committee”) of the Board of Directors (the “Board”) of OLIT has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) as to whether the consideration to be paid by OLIT in the Transaction is fair to OLIT’s unaffiliated stockholders from a financial point of view.

In exchange for our services in rendering this Opinion, OLIT has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction. OLIT has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with OLIT. We may seek to provide other financial advisory or investment banking services to OLIT and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.

The Benchmark Company, LLC - Member FINRA, SIPC

150 East 58th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

Annex H - 1

This Opinion is addressed to, and is intended for the use, information and benefit of the Committee and the Board, solely in their capacity as such, and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder, or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Committee, the Board, OLIT, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of OLIT, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for OLIT, the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of OLIT’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of OLIT, the Company, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. It is assumed that such opinions, counsel, or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, OLIT, and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, OLIT, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

■	a draft of the Agreement provided to us by OLIT, dated May 5, 2023;

■	certain information relating to the historical, current and future operations, financial condition and prospects of the Company, made available to us by OLIT, including consolidated financial statements for the calendar years 2021 and 2022, and a financial model with projected financials for the calendar years 2023-2025;

■	discussions with certain members of the management of OLIT, the Company and certain of their advisors and representatives regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

Annex H - 2

■	a certificate addressed to us from senior management of OLIT which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on the Company provided to, or discussed with, us by or on behalf of OLIT;

■	the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that we deemed to be relevant;

■	the publicly available financial terms of certain transactions that we deemed to be relevant; and

■	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material, and other information. In addition, management of OLIT has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Benchmark has further relied upon the assurance of the management of OLIT that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by OLIT. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the latest draft of the Agreement provided to us as identified above. In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.

Benchmark has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the Agreement identified above. Furthermore, OLIT represented to Benchmark that the Transaction was negotiated by the parties on an arm’s length basis.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction.

In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of OLIT and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of OLIT.

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Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be paid by OLIT in the Transaction pursuant to the Agreement is fair to OLIT’s unaffiliated stockholders from a financial point of view.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:
Name:	John J. Borer III
Title:	Senior Managing Director & Co-Head of Investment Banking

Annex H - 4